As filed with the Securities and Exchange Commission on September 26, 2006
Registration No. 333-137378
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
HealthSpring, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6324	20-1821898
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

44 Vantage Way, Suite 300
Nashville, TN 37228
(615) 291-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin M. McNamara
Executive Vice President and Chief Financial Officer
HealthSpring, Inc.
44 Vantage Way, Suite 300
Nashville, TN 37228
(615) 291-7000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Howard H. Lamar III, Esq. J. James Jenkins, Jr., Esq. Bass, Berry & Sims PLC 315 Deaderick Street, Suite 2700 Nashville, TN 37238 (615) 742-6200	J. Gentry Barden, Esq. Senior Vice President and Corporate General Counsel HealthSpring, Inc. 44 Vantage Way, Suite 300 Nashville, TN 37228 (615) 291-7000	Paul T. Schnell, Esq. Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

     Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	be Registered(1)	Per Share(2)	Price(2)	Registration Fee(2)
Common stock, par value $.01 per share	10,350,000	$20.01	$207,103,500	$22,161

(1)	Includes 1,350,000 shares that may be purchased by the underwriters from certain of the selling stockholders upon exercise of the underwriters’ over-allotment option.

(2)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 26, 2006.

9,000,000 Shares

Common Stock

All of the shares of common stock in this offering are being sold by the selling stockholders identified in this prospectus. HealthSpring, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

The common stock is listed on the New York Stock Exchange under the symbol “HS.” The last reported sale price of the common stock on September 25, 2006 was $20.27 per share.

See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 9,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,350,000 shares from certain of the selling stockholders at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York, on           , 2006.

Joint Bookrunning Managers

Goldman, Sachs & Co.	Citigroup	UBS Investment Bank

Lehman Brothers	Banc of America Securities LLC	CIBC World Markets

Raymond James	Avondale Partners

Prospectus dated          , 2006.

PROSPECTUS SUMMARY

The following prospectus summary does not contain all information that is important to you and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and our financial statements and the related notes appearing elsewhere in this prospectus. This summary highlights what we believe is the most important information about HealthSpring, Inc. and this offering. The terms “HealthSpring,” “company,” “we,” “us” and “our” as used in this prospectus refer to HealthSpring, Inc. for periods after March 1, 2005 and to our predecessor, NewQuest, LLC, for periods prior to March 1, 2005, together in each case with our consolidated subsidiaries unless the context otherwise requires.

Overview

We believe we are one of the largest managed care organizations in the United States whose primary focus is Medicare, the federal government-sponsored health insurance program for retired U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Pursuant to the Medicare Advantage program (formerly known as Medicare+Choice) and the new Medicare Part D program, Medicare beneficiaries receive healthcare benefits, including prescription drugs, through a managed care health plan. Our concentration on Medicare, and the Medicare Advantage program in particular, provides us with opportunities to understand the complexities of the Medicare program, design competitive products, manage medical costs, and offer high quality healthcare benefits to Medicare beneficiaries in our local service areas. Our Medicare Advantage experience also allows us to build collaborative and mutually beneficial relationships with healthcare providers, including comprehensive networks of hospitals and physicians, that are experienced in managing Medicare populations.

On January 1, 2006, we began offering prescription drug benefits in accordance with Medicare Part D to our Medicare Advantage plan members, in addition to continuing to provide other medical benefits. We also began offering prescription drug benefits on a stand-alone basis in accordance with Medicare Part D in each of our service areas. We have filed an application with the Centers for Medicare and Medicaid Services, or CMS, to expand our stand-alone PDP program on a national basis in 2007. We sometimes refer to our Medicare Advantage plans after January 1, 2006 collectively as “Medicare Advantage” plans and separately as “MA-only” for plans without prescription drug benefits and as “MA-PD” for plans with prescription drug benefits. We refer to our stand-alone prescription drug plans as “stand-alone PDPs” or “PDPs.” As of January 1, 2006, we began reflecting our membership by distinguishing between members of our Medicare Advantage and PDP plans and began presenting our financial results, including premium revenue and medical expense, by distinguishing between Medicare (without Part D) and Part D.

Currently, we operate Medicare Advantage plans and offer prescription drug benefits to Medicare beneficiaries on a stand-alone basis in Tennessee, Texas, Alabama, Illinois, and Mississippi. We also utilize our infrastructure and provider networks in Alabama and Tennessee to offer commercial health plans to employer groups. For the six months ended June 30, 2006 and the combined twelve-month period ended December 31, 2005, Medicare premiums accounted for approximately 87.2% and 82.4%, respectively, of our total revenue. As of June 30, 2006, our Medicare Advantage plans had over 107,600 members and our PDPs had over 88,100 members.

Largely as a result of changes to the Medicare program pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, the Congressional Budget Office expects Medicare expenditures will rise at a compounded annual growth rate of 9.3% over 10 years, from approximately $372 billion in 2006 to approximately $909 billion in 2016. We believe that the rise in Medicare expenditures, coupled with increased reimbursements to Medicare Advantage plans, will allow Medicare Advantage plans to offer benefits that are superior to the current Medicare fee-for-service program, which should result in increased Medicare Advantage penetration rates on a national level.

Medicare Advantage penetration, as a percentage of all eligible Medicare beneficiaries, was approximately 12% nationwide in 2004 as compared to nationwide commercial and Medicaid managed care penetration of approximately 91% and 60%, respectively, in 2004. Our historical operations are in areas where there have been few or no competing Medicare Advantage plans. National Medicare Advantage penetration varies widely because of various factors, including infrastructure and provider accessibility. Our service areas in particular are underpenetrated in terms of the percentage of Medicare beneficiaries enrolled in Medicare Advantage plans.

We commenced our Medicare Advantage plan operations in September 2000 when our predecessor purchased an interest in an unprofitable health maintenance organization, or HMO, operating in the Nashville, Tennessee area. We restored that HMO to profitability in 2001 and have grown from servicing approximately 8,000 Medicare Advantage members in five Tennessee counties in late 2000 to serving over 107,600 Medicare Advantage members in five states as of June 30, 2006. We have grown our Medicare Advantage membership primarily by internal growth through expansion of our membership base and service areas. Including the initial Tennessee purchase, we have completed three acquisitions that accounted for the addition of approximately 18,000 Medicare Advantage members.

The Medicare Program and Medicare Advantage

General.  Medicare is funded by the federal government and administered by CMS. The Medicare eligible population is large and growing and, according to the Henry J. Kaiser Family Foundation, is approximately 43 million in 2006, and is estimated to be 46 million by 2010, 61 million by 2020, and 78 million by 2030.

Medicare is offered to eligible beneficiaries on a fee-for-service basis or through a managed care plan that has contracted with CMS pursuant to the Medicare Advantage program. In 2005, nationwide Medicare Advantage penetration, expressed as a percentage of total Medicare eligible beneficiaries who belong to a Medicare Advantage plan, was approximately 13%. Medicare Advantage penetration is anticipated to grow to almost 30% by 2013, according to the Henry J. Kaiser Family Foundation. We believe that the projected favorable Medicare Advantage enrollment trends and the reforms proposed by the MMA will have a positive impact on our Medicare Advantage plans.

Prescription Drug Benefit.  As of January 1, 2006, every Medicare recipient was able to select a prescription drug plan through Medicare Part D. Each Medicare Advantage plan is required to offer a Part D prescription drug plan as part of its benefits. Medicare Advantage plan enrollees may pay a monthly premium for this MA-PD drug benefit, while fee-for-service beneficiaries are able to purchase a stand-alone PDP from a list of CMS-approved PDPs available in their area. In addition, certain beneficiaries eligible for both Medicare and Medicaid, or dual-eligible beneficiaries, who were not enrolled in a Medicare Advantage plan or a stand-alone PDP at January 1, 2006 were automatically enrolled by CMS with approved PDPs in their region. The cost of the Medicare Part D prescription drug benefit is largely subsidized by the federal government.

Our Competitive Advantages

We believe the following are our key competitive advantages:

Focus on Medicare Advantage Market.  We are focused primarily on the Medicare Advantage market. We believe our focus on designing and operating Medicare Advantage health plans tailored to each of our local service areas enables us to offer superior Medicare Advantage plans and to operate those plans with what we believe to be lower medical loss ratios, or MLRs.

Leading Presence in Attractive, Underpenetrated Markets.  We have a significant market position in our established service areas and in many areas we are the market leader in terms of the number of Medicare Advantage members. Medicare Advantage penetration varies widely across the country because of various factors, including infrastructure and provider accessibility. We focus our efforts primarily on service areas we believe are underpenetrated by other Medicare Advantage plans, providing opportunities for us to increase the membership of our plans.

Effective Medical Management.  Our medical management efforts are designed primarily for the Medicare Advantage program. For both the six months ended June 30, 2006 and the combined twelve-month period ended December 31, 2005, our Medicare MLR, excluding our PDP plans, was 78.4%, and our Medicare MLR for each of the years ended December 31, 2003 and 2004 was 78.1%. We believe our ability to predict and manage our medical expenses is the result of our:

•	data-driven, analytical focus on operations;

•	ability to leverage our experience in managing provider relationships and organizations to create collaborative and mutually beneficial provider partnerships with incentives designed to encourage our providers to deliver a level of care that promotes member wellness, reduces avoidable catastrophic outcomes, and improves clinical and financial results;

•	focus on efficiently treating chronically ill members through comprehensive internal and outsourced disease management programs; and

•	comprehensive case management programs designed to provide more efficient and effective use of healthcare services by our members generally.

Scalable Operating Structure.  We believe our combination of centralized administrative functions and local market focus, including localized medical management programs and on-site personnel at facility locations, gives us an advantage over competitors who have standardized and centralized many or all of these operating and member services functions.

Experienced Management Team.  Our management team has expertise in the Medicare Advantage and independent physician association management segments of the managed care industry. Our present operations team has focused primarily on the operation of Medicare managed care plans since 2000.

Our Growth Strategy

We intend to grow our business by focusing on the Medicare Advantage market. Key elements of our growth strategy are to:

•	attract fee-for-service beneficiaries to our Medicare Advantage plans by designing health plans attractive to seniors both in terms of benefits, such as general wellness, fitness, and transportation programs, and cost-savings over traditional fee-for-service Medicare, and by educating the eligible population in our service areas about the benefits of Medicare Advantage plans over traditional fee-for-service Medicare;

•	increase membership within existing service areas;

•	expand to new service areas through leverage of existing operations;

•	pursue dual-eligible beneficiaries;

•	expand our stand-alone PDP coverage on a national basis; and

•	pursue acquisitions opportunistically.

Business Risks

Through the operation of our business and in connection with this offering, we are subject to certain risks related to our industry, our business and this transaction. The risks set forth under the section entitled “Risk Factors” beginning on page 9 of this prospectus reflect risks and uncertainties that could significantly and adversely affect our business, prospects, financial condition, operating results, and growth strategy. In summary, significant risks related to our business include:

•	reduction in funding for Medicare programs;

•	the impact of the CMS risk adjustment payment system and budget neutrality factors;

•	regulatory requirements or new legislation that could impair our operations and profitability;

•	termination or nonrenewal of our Medicare contracts;

•	failure to effectively manage our medical costs;

•	disruption in our provider networks;

•	competition from other health plan providers and failure to effectively manage and grow our plan memberships; and

•	failure to properly maintain and develop effective and secure management information systems.

In connection with your investment decision, you should review the section of this prospectus entitled “Risk Factors.”

Recent Development

As previously announced, we entered into an agreement on May 30, 2006 to acquire all of the outstanding capital stock of America’s Health Choice Medical Plans, Inc., or America’s Health Choice or AHC, a Florida-licensed HMO currently operating Medicare Advantage health plans in the following seven Florida counties: Brevard, Broward, Indian River, Martin, Okeechobee, Palm Beach, and St. Lucie. An affiliate of AHC operates 33 medical clinics in and around the same seven county area, which provide medical services to AHC members. We also have an option to purchase the medical clinics in the event of the closing of the AHC acquisition. In connection with the agreement, a subsidiary of HealthSpring entered into a separate agreement to manage the operations of AHC prior to closing the acquisition. For the three months ended June 30, 2006, we recognized $0.9 million of fee revenue relating to this management agreement. For the year ended December 31, 2005, America’s Health Choice reported approximately $150.0 million in revenue and, as of June 30, 2006, had approximately 13,000 enrolled Medicare Advantage members and approximately 800 members in its stand-alone prescription drug plan.

Pursuant to the terms of the purchase agreement, we would pay the stockholders of America’s Health Choice $50.0 million in cash, subject to an escrow for balance sheet adjustments and post-closing indemnification obligations, if any. The closing of the acquisition is subject to a number of usual and customary conditions, including the approval of CMS and Florida insurance regulators and, as described in more detail below, our satisfactory completion of due diligence relating to the operations of AHC and its affiliates.

In connection with our due diligence review of AHC and its affiliates, we have recently identified certain areas of concern relating to AHC and its affiliates, including the medical clinics. We have made AHC aware of these concerns. Our and AHC’s review of these issues is in the preliminary stages and there is no definitive timetable for resolving these issues. The acquisition agreement currently provides a general right of termination by either party if its conditions to closing have not been satisfied by October 31, 2006 and by either party if closing has not occurred by December 31, 2006. We previously anticipated that the acquisition would close near the end of the third quarter or the beginning of the fourth quarter of 2006. Because of these recent developments, however, no assurance can be given that our acquisition of AHC will be completed at all or, if it is completed, when the acquisition would close or whether the acquisition will be on the terms currently contemplated. See “Risk Factors — Risks Related to Our Business — Our Acquisition of AHC is Subject to Regulatory Approval and Additional Due Diligence and May Not be Consummated on the Terms Agreed or At All.”

Corporate History and Information

We were incorporated in October 2004 in connection with the leveraged recapitalization of our predecessor, NewQuest, LLC, by HealthSpring, Inc. and certain investment funds affiliated with GTCR Golder Rauner II, L.L.C., which we collectively refer to in this prospectus as “GTCR” or the “GTCR Funds,” together with management, our existing equityholders, lenders and other investors. The recapitalization, which was accounted for using the purchase method, is more fully described below in the sections entitled “Recapitalization” and “Certain Relationships and Related Transactions.” We completed our initial public offering, or IPO, in February 2006.

Our corporate headquarters are located at 44 Vantage Way, Suite 300, Nashville, Tennessee 37228, and our telephone number is (615) 291-7000. Our corporate website address is www.myhealthspring.com. Information contained on our website is not incorporated by reference into this prospectus and we do not intend the information on or linked to our website to constitute part of this prospectus.

The “HealthSpring” name appearing in this prospectus is our registered service mark.

The Offering

Common stock offered by the selling stockholders	9,000,000 shares

Option to purchase additional shares granted by certain of the selling stockholders	1,350,000 shares

Common stock to be outstanding after this offering	57,234,008 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering. See “Use of Proceeds.”

New York Stock Exchange symbol	“HS”

The number of shares of the common stock to be outstanding after this offering excludes:

•	3,057,250 shares of common stock issuable upon exercise of options issued under our equity incentive plans, at a weighted average exercise price of $18.35 per share, 36,000 of which options are currently exercisable as of September 25, 2006; and

•	3,349,500 shares of common stock reserved for future issuance under our 2006 equity incentive plan.

Except as otherwise noted, all information in this prospectus assumes the underwriters’ option to purchase an additional 1,350,000 shares of common stock has not been exercised.

Summary Consolidated Financial Data and Other Information

The following table presents our summary consolidated financial data and other information. This information should be read in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				HealthSpring,				HealthSpring,		HealthSpring,
	Predecessor			Inc.			Predecessor	Inc.		Inc.
			Period from	Period from		Combined	Period from	Period from	Combined
			January 1,	March 1,		Twelve Months	January 1,	March 1,	Six Months	Six Months
			2005 to	2005 to		Ended	2005 to	2005 to	Ended	Ended
	Year Ended December 31,		February 28,	December 31,		December 31,	February 28,	June 30,	June 30,	June 30,
	2003(1)	2004(2)	2005(3)	2005(3)		2005(4)	2005(3)	2005(3)	2005(5)	2006
	(Dollars in thousands, except share and unit data)
Statement of Income Data:
Revenue:
Premium:
Medicare premiums	$240,037	$433,729	$94,764	$610,913		$705,677	$94,764	$208,582	$303,346	$549,034
Commercial premiums	120,877	146,318	20,704	106,168		126,872	20,704	41,707	62,411	64,086

Total premiums	360,914	580,047	115,468	717,081		832,549	115,468	250,289	365,757	613,120
Fee revenue	11,054	17,919	3,461	16,955		20,416	3,461	6,862	10,323	11,747
Investment income	695	1,449	461	3,337		3,798	461	1,039	1,500	4,558

Total revenue	372,663	599,415	119,390	737,373		856,763	119,390	258,190	377,580	629,425
Expenses:
Medical expense:
Medicare expense	187,368	338,632	74,531	478,553		553,084	74,531	166,407	240,938	441,884
Commercial expense	104,164	124,743	16,312	90,783		107,095	16,312	35,579	51,891	56,345

Total medical expense	291,532	463,375	90,843	569,336		660,179	90,843	201,986	292,829	498,229
Selling, general and administrative	50,576	68,868	14,667	97,187		111,854	14,667	31,368	46,035	70,571
Transaction expense	—	—	6,941	4,000		10,941	6,941	—	6,941	—
Phantom stock compensation	—	24,200	—	—		—	—	—	—	—
Depreciation and amortization	2,361	3,210	315	6,990		7,305	315	2,575	2,890	4,867
Interest	256	214	42	14,469		14,511	42	5,774	5,816	8,457

Total operating expenses	344,725	559,867	112,808	691,982		804,790	112,808	241,703	354,511	582,124

Equity in earnings of unconsolidated affiliates	2,058	234	—	282		282	—	—	—	170

Income before minority interest and income taxes	29,996	39,782	6,582	45,673		52,255	6,582	16,487	23,069	47,471
Minority interest	(5,519)	(6,272)	(1,248)	(1,979)		(3,227)	(1,248)	(424)	(1,672)	(303)

Income before income taxes	24,477	33,510	5,334	43,694		49,028	5,334	16,063	21,397	47,168
Income tax expense	5,417	9,193	2,628	17,144		19,772	2,628	6,316	8,944	17,486

Net income	19,060	24,317	2,706	26,550		29,256	2,706	9,747	12,453	29,682
Preferred dividends	—	—	—	15,607		15,607	—	6,057	6,057	2,021

Net income available to members or common stockholders	$19,060	$24,317	$2,706	$10,943		$13,649	$2,706	$3,690	$6,396	$27,661

Net income per unit — basic and diluted	$4.67	$5.31	$0.55	—		—	$0.55	—	—	—

Weighted average units outstanding — basic and diluted	4,078,176	4,578,176	4,884,196	—		—	4,884,196	—	—	—

Net income per common share available to common stockholders:
Basic	—	—	—	$0.34		—	—	$0.12	—	$0.53

Diluted	—	—	—	$0.34		—	—	$0.12	—	$0.53

Common shares outstanding:
Basic	—	—	—	32,173,707		—	—	32,069,542	—	51,974,083

Diluted	—	—	—	32,215,288		—	—	32,069,542	—	52,072,784

Cash Flow Data:
Capital expenditures	$3,198	$2,512	$149	$2,653		$2,802	$149	$1,221	$1,370	$1,633
Cash provided by (used in):
Operating activities	63,392	24,665	14,964	57,139		72,103	14,964	(2,423)	12,541	134,456
Investing activities	42,647	(34,615)	(5,469)	(270,877	)(6)	(276,346)	(5,469)	(271,093)	(276,562)	(1,224)
Financing activities	(11,750)	(23,311)	(888)	323,823	(6)	322,935	(888)	332,003	(331,115)	76,888
Balance Sheet Data (at period end):
Cash and cash equivalents	101,095	67,834	76,441	110,085		110,085	76,441	58,487	58,487	320,205
Total assets	132,420	142,674	157,350	591,838		591,838	157,350	544,912	544,912	855,254
Total long-term debt, including current maturities	6,175	5,475	5,358	188,526		188,526	5,358	196,231	196,231	—
Members’/stockholders’ equity	22,969	55,435	58,141	260,544		260,544	58,141	242,181	242,181	520,747

				HealthSpring,			HealthSpring,		HealthSpring,
	Predecessor			Inc.		Predecessor	Inc.		Inc.
			Period from	Period from	Combined	Period from	Period from	Combined
			January 1,	March 1,	Twelve Months	January 1,	March 1,	Six Months	Six Months
			2005 to	2005 to	Ended	2005 to	2005 to	Ended	Ended
	Year Ended December 31,		February 28,	December 31,	December 31,	February 28,	June 30,	June 30,	June 30,
	2003(1)	2004(2)	2005(3)	2005(3)	2005(4)	2005(3)	2005(3)	2005(5)	2006
	(Dollars in thousands, except share and unit data)
Operating Statistics:
Medical loss ratio — Medicare Advantage(7)	78.06%	78.07%	78.65%	78.33%	78.38%	78.65%	79.78%	79.43%	78.40%
Medical loss ratio — Commercial(7)	86.17%	85.25%	78.79%	85.51%	84.41%	78.79%	85.31%	83.14%	87.92%
Medical loss ratio — Part D(7)	—	—	—	—	—	—	—	—	90.16%
Selling, general and administrative expense ratio(8)	13.57%	11.49%	12.28%	13.18%	13.06%	12.28%	12.15%	12.19%	11.21%
Members — Medicare Advantage(9)	47,899	63,792	69,236	101,281	101,281	69,236	78,825	78,825	107,651
Members — Commercial(9)	54,280	48,380	40,523	41,769	41,769	40,523	41,397	41,397	38,113
Members — PDP(9)	—	—	—	—	—	—	—	—	88,139

(1)	Prior to April 1, 2003, TennQuest Health Solutions, LLC, or TennQuest, owned 50% of the outstanding stock of HealthSpring Management, Inc., or HSMI. On April 1, 2003, TennQuest exercised an option to acquire an additional 33% interest in HSMI from another shareholder of HSMI. As a result of the acquisition of these shares, the company held 83% of the ownership interests in HSMI and consolidated the results of operations of HSMI’s wholly-owned subsidiary HealthSpring of Tennessee, Inc., or HTI, within the company’s operations for the period from April 1, 2003. Prior to April 1, 2003, the company accounted for its ownership interest in HSMI under the equity method. On December 19, 2003, HSMI and HealthSpring USA, LLC each redeemed certain of their outstanding ownership interests, which resulted in the company owning 84.8% of the outstanding ownership interests of HSMI and HealthSpring USA, LLC at December 31, 2003.

(2)	On January 1, 2004, the minority members of TennQuest converted their ownership of TennQuest into 500,000 membership units in NewQuest, LLC, and on February 2, 2004 TennQuest was merged into NewQuest, LLC. Effective December 31, 2004, holders of phantom membership units in NewQuest, LLC converted their phantom units into 306,025 membership units of NewQuest, LLC. In connection with the conversion, the company recognized phantom stock compensation expense of $24.2 million.

(3)	On November 10, 2004, NewQuest, LLC and its members entered into a purchase and exchange agreement with the company as part of the recapitalization. Pursuant to this agreement and a related stock purchase agreement, on March 1, 2005, the GTCR Funds and certain other persons contributed $139.7 million of cash to the company and the members of NewQuest, LLC contributed a portion of their membership units in exchange for preferred and common stock of the company. Additionally, we entered into a $165.0 million term loan, with an additional $15.0 million available pursuant to a revolving loan facility, and issued $35.0 million of subordinated notes. We used the cash contribution and borrowings to acquire the members’ remaining membership units in NewQuest, LLC for $295.4 million in cash. The aggregate transaction value for the recapitalization was $438.6 million, which included $5.3 million of capitalized acquisition related costs and $6.3 million of deferred financing costs. In addition, NewQuest, LLC incurred $6.9 million of transaction costs that were expensed during the two-month period ended February 28, 2005 and $0.0 million and $4.0 million of transaction costs that were expensed during the four-month period ended June 30, 2005 and the ten-month period ended December 31, 2005, respectively. The transactions resulted in the company recording $323.8 million in goodwill and $91.2 million in identifiable intangible assets.

(4)	The combined financial information for the twelve-month period ended December 31, 2005 includes the results of operations of NewQuest, LLC for the period from January 1, 2005 through February 28, 2005 and the results of operations of the company for the period from March 1, 2005 through December 31, 2005. The combined financial information is for illustrative purposes only, reflects the combination of the two-month period and the ten-month period to provide a comparison with the prior twelve-month periods reflected in the table, and is not presented in accordance with U.S. generally accepted accounting principles, or GAAP.

(5)	The combined financial information for the six months ended June 30, 2005 includes the results of operations of NewQuest, LLC for the period from January 1, 2005 through February 28, 2005 and the results of operations of the company for the period from March 1, 2005 through June 30, 2005. The combined financial information is for illustrative purposes only, reflects the combination of the two-month period and the four-month period to provide a comparison with the comparable six-month period in 2006, and is not presented in accordance with GAAP.

(6)	A substantial portion of the cash flows for investing and financing activities for the ten-month period ended December 31, 2005 relate to the recapitalization. See “Recapitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — The Recapitalization.”

(7)	The medical loss ratio represents medical expense incurred for plan participants as a percentage of premium revenue for plan participants.

(8)	The selling, general and administrative expense ratio represents selling, general and administrative expenses as a percentage of total revenue.

(9)	At end of each period presented.

RISK FACTORS

Any investment in the common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, and all information contained in this prospectus, before you decide whether to purchase the common stock. The occurrence of any of the following risks or uncertainties described below could significantly and adversely affect our business, prospects, financial condition, and operating results. In any such event, the trading price of the common stock could decline and you may lose part or all of your investment.

Risks Related to Our Industry

Reductions in Funding for Medicare Programs Could Significantly Reduce Our Profitability.

Medicare premiums, including premiums from our PDP plans in 2006, accounted for approximately 87.2% and 82.4% of our total revenue for the six months ended June 30, 2006 and the combined twelve-month period ended December 31, 2005, respectively. As a result, our revenue and profitability are dependent on government funding levels for Medicare programs. The premium rates paid to Medicare health plans like ours are established by contract, although the rates differ depending on a combination of factors, including upper payment limits established by CMS, a member’s health profile and status, age, gender, county or region, benefit mix, member eligibility categories, and the plan’s risk scores. Future Medicare premium rate levels may be affected by continuing government efforts to contain medical expense, including prescription drug costs, and other federal budgetary constraints. Changes in the Medicare program, including with respect to funding, may lead to reductions in the amount of reimbursement, elimination of coverage for certain benefits, or reductions in the number of persons enrolled in or eligible for Medicare which in turn would reduce our revenues and profitability.

CMS’s Risk Adjustment Payment System and Budget Neutrality Factors Make Our Revenue and Profitability Difficult to Predict and Could Result In Material Retroactive Adjustments to Our Results of Operations.

CMS has implemented a risk adjustment payment system for Medicare health plans to improve the accuracy of payments and establish incentives for Medicare plans to enroll and treat less healthy Medicare beneficiaries. CMS is phasing-in this payment methodology with a risk adjustment model that bases a portion of the total CMS reimbursement payments on various clinical and demographic factors including hospital inpatient diagnoses, diagnosis data from ambulatory treatment settings, including hospital outpatient facilities and physician visits, gender, age, and Medicaid eligibility. CMS requires that all managed care companies capture, collect, and submit the necessary diagnosis code information to CMS twice a year for reconciliation with CMS’s internal database. As part of the phase-in, during 2003, risk adjusted payments accounted for 10% of Medicare health plan payments, with the remaining 90% being reimbursed in accordance with the traditional CMS demographic rate books. The portion of risk adjusted payments was increased to 30% in 2004, 50% in 2005, and 75% in 2006, and will increase to 100% in 2007. As a result of this process, it is difficult to predict with certainty our future revenue or profitability. In addition, our own risk scores for any period may result in favorable or unfavorable adjustments to the payments we receive from CMS and our Medicare premium revenue. There can be no assurance that our contracting physicians and hospitals will be successful in improving the accuracy of recording diagnosis code information and thereby enhancing our risk scores.

Payments to Medicare Advantage plans are also adjusted by a “budget neutrality” factor that was implemented in 2003 by Congress and CMS to prevent health plan payments from being reduced overall while, at the same time, directing risk adjusted payments to plans with more chronically ill enrollees. In general, this adjustment has favorably impacted payments to all Medicare Advantage plans. In February 2006, the President signed legislation that reduces federal funding for Medicare Advantage plans by approximately $6.5 billion over five years. Among other changes, the legislation provides for an accelerated phase-out of budget neutrality for risk adjusted payments made to Medicare Advantage plans. These legislative changes will have the effect of reducing payments to Medicare Advantage plans in general. Consequently, our plans’ premiums will be reduced unless our risk scores increase in a manner sufficient to offset the elimination of this adjustment. Although our risk scores have increased historically, there is no assurance that the increases will continue or, if they do, that they will be large enough to offset the elimination of this adjustment.

Our Records May Contain Inaccurate Information Regarding the Risk Adjustment Scores of Our Members, Which Could Cause Us to Overstate or Understate Our Revenue.

We maintain claims and encounter data that support the risk adjustment scores of our members, which determine, in part, the revenue to which we are entitled for these members. This data is based on medical charts and diagnosis codes prepared by providers of medical care and is submitted to CMS twice a year. Inaccurate coding by medical providers and inaccurate records for new members in our plans could result in inaccurate premium revenue and risk adjustment payments, which is subject to correction or update in later periods. Payments that we receive in connection with this corrected or updated information may be reflected in financial statements for periods subsequent to the period in which the revenue was earned. We may also find that our data regarding our members’ risk adjustment scores, when reconciled, requires that we refund a portion of the revenue that we received in connection with our initial claims.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 Made Changes to the Medicare Program That Will Materially Impact Our Operations and Could Reduce Our Profitability and Increase Competition for Members.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, substantially changed the Medicare program and will modify how we operate our Medicare Advantage business. Many of these changes became effective in 2006 and, as a result, we are still assessing the impact of these changes. Although many of these changes are designed to benefit Medicare Advantage plans generally, certain provisions of the MMA may increase competition, create challenges for us with respect to educating our existing and potential members about the changes, and create other risks and substantial and potentially adverse uncertainties, including the following:

Increased competition could adversely affect our enrollment and results of operations:

•	The MMA increased reimbursement rates for Medicare Advantage plans. We believe higher reimbursement rates may increase the number of plans that participate in the Medicare program, creating additional competition that could adversely affect our enrollment and results of operations. For example, prior to the MMA, there were three Medicare Advantage plans in our Houston, Texas service area. Currently, there are five plans with Medicare Advantage members in that service area. In addition, as a result of Medicare Part D, a number of new competitors, such as pharmacy benefits managers and prescription drug retailers and wholesalers, have established PDPs that compete with some of our Medicare programs.

•	Managed care companies began offering various new products beginning in 2006 pursuant to the MMA, including regional preferred provider organizations, or PPOs, and private fee-for-service plans. Medicare PPOs and private fee-for-service plans allow their members more flexibility in selecting physicians than Medicare Advantage HMOs such as ours, which typically require members to coordinate with a primary care physician. The MMA has encouraged the creation of regional PPOs through various incentives, including certain risk corridors, or cost-reimbursement provisions, a stabilization fund for incentive payments, and special payments to hospitals not otherwise contracted with a Medicare Advantage plan that treats regional plan enrollees. There can be no assurance that regional Medicare PPOs and private fee-for-service plans in our service areas will not in the future adversely affect our Medicare Advantage plans’ relative attractiveness to existing and potential Medicare members.

The limited annual enrollment process may adversely affect our growth and ability to market our products:

•	Medicare beneficiaries generally have a limited annual enrollment period during which they can choose to participate in a Medicare Advantage plan rather than receive benefits under the traditional fee-for-service Medicare program. See “Business — The 2003 Medicare Modernization Act — Annual Enrollment and Lock-in” for a description of the annual enrollment process. After the annual enrollment period, most Medicare beneficiaries will not be permitted to change their Medicare benefits. The new annual enrollment process and subsequent “lock-in” provisions of the MMA may adversely affect our growth as it will limit our ability to enter new service areas and market to or enroll new members in our established service areas outside of the annual enrollment period.

The limited annual enrollment period may make it difficult to retain an adequate sales force:

•	As a result of the limited annual enrollment period and the subsequent “lock-in” provisions of the MMA, our sales force, including our independent sales brokers and agents, may be limited in their ability to market our products year-round. Our agents rely substantially on sales commissions for their income. Given the limited annual sales window, it may become more difficult to find agents to market and promote our products. The annual enrollment window may also make hiring full-time sales employees impracticable, which could increase our already substantial reliance on outside agents. Accordingly, we may not be able to retain an adequate sales force to support our growth strategy. As our members are primarily enrolled through in-person sales calls, a reduction in our sales force may adversely affect our future enrollment, including our expansion efforts, and, accordingly, adversely and materially affect our profitability and results of operations.

The competitive bidding process may adversely affect our profitability:

•	As of January 1, 2006, the payments for local and regional Medicare Advantage plans are based on a competitive bidding process that may decrease the amount of premiums paid to us or cause us to increase the benefits we offer without a corresponding increase in premiums. As a result of the competitive bidding process, in order to maintain our current level of profitability we may in the future be required to reduce benefits or charge our members an additional premium, either of which could make our health plans less attractive to members and adversely affect our membership.

We may be unable to provide the new Medicare Part D benefit profitably:

•	Managed care companies that offer Medicare Advantage plans were required to offer prescription drug benefits beginning January 1, 2006 as part of their Medicare Advantage plans. Such combined managed care plans offering drug benefits are, under the new law, called MA-PDs. It is unclear whether the governmental payments will continue to be adequate to cover our actual costs for these new MA-PD benefits or whether we will be able to profitably or competitively manage our MA-PDs.

•	Managed care companies began offering PDPs as of January 1, 2006. These PDPs provide Medicare eligible beneficiaries with an opportunity to obtain a stand-alone drug benefit without joining a Medicare Advantage plan. Some enrollees may have chosen our Medicare Advantage plan in the past rather than those of our competitors or traditional Medicare fee-for-service because of the drug benefit that we offered with our Medicare Advantage plans. Our PDP or MA-PD benefits may not be as or more attractive than those of our competitors.

•	Additionally, Medicare beneficiaries that participate in a Medicare Advantage plan that enroll in a PDP are automatically disenrolled from their Medicare Advantage plan. Moreover, in 2006, there has been substantial confusion among Medicare members regarding their opportunity to select Part D prescription drug benefits under the new legislation, which has been exacerbated by the proliferation and complexity of drug benefits offered by various Part D vendors and CMS enrollment reconciliation and systems issues. We believe the implementation of Part D has resulted in some of our members intentionally or inadvertently disenrolling from our MA-PDs and PDPs.

•	We began marketing our MA-PDs and PDPs in October 2005 and began enrolling members, effective as of January 1, 2006, on November 15, 2005. Our ability to profitably operate our MA-PDs and PDPs depends on a number of factors, including our ability to attract members, to develop the necessary core systems and processes and to manage our medical expense related to these plans. Because required prescription drug benefits are new to Medicare and to the health insurance market generally, there is significant uncertainty of the potential market size, consumer demand, and related MLR. Accordingly, we do not know whether we will be able to operate our MA-PDs or PDPs profitably or competitively, and our failure to do so could have an adverse effect on our results of operations.

•	The MMA provides for “risk corridors” that are expected to limit to some extent the losses MA-PDs or PDPs would incur if their costs turned out to be higher than those in the per member per month, or PMPM, bids submitted to CMS in excess of certain specified ranges. For example, for 2006 and 2007 drug plans will bear all gains and losses up to 2.5% of their expected costs, but will be reimbursed for 75% of the losses between 2.5% and 5%, and 80% of losses in excess of 5%. It is anticipated that the initial risk corridors in 2006 and 2007 will provide more protection against excess losses than will be available beginning in 2008 and future years as the thresholds increase and the reimbursement percentages decrease. In addition, we expect there will be a delay in obtaining reimbursement from CMS for reimbursable losses pursuant to the risk corridors. For example, if we incur reimbursable losses in 2006, we would not be reimbursed by CMS until 2007. In that event, we expect there would be a negative impact on our cash flows and financial condition as a result of being required to finance excess losses until we are reimbursed. In addition, as the risk corridors are designed to be symmetrical, a plan whose actual costs fall below their expected costs would be required to reimburse CMS based on a similar methodology as set forth above. Furthermore, reconciliation payments for estimated upfront federal reinsurance payments, or, in some cases, the entire amount of the reinsurance payments, for Medicare beneficiaries who reach the drug benefit’s catastrophic threshold are made retroactively on an annual basis, which could expose plans to upfront costs in providing the benefit. Accordingly, it may be difficult to accurately predict or report the operating results associated with our drug benefits.

•	The absence of definitive accounting and regulatory guidance regarding the proper method of accounting for Medicare Part D, particularly as it relates to the timing of revenue and expense recognition, taken together with the complexity of the Part D product and the current challenges in reconciling CMS Part D membership data with our records, will lead to differences in our reporting of quarter-to-quarter earnings and may lead to uncertainty among investors and research analysts following the company as to the impacts of our MA-PDs and PDPs on our full year results.

Our Business Activities Are Highly Regulated and New and Proposed Government Regulation or Legislative Reforms Could Increase Our Cost of Doing Business, and Reduce Our Membership, Profitability, and Liquidity.

Our health plans are subject to substantial federal and state regulation. These laws and regulations, along with the terms of our contracts and licenses, regulate how we do business, what services we offer, and how we interact with our members, providers, and the public. Healthcare laws and regulations are subject to frequent change and varying interpretations. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or the issuance of new regulations could adversely affect our business by, among other things:

•	imposing additional license, registration, or capital reserve requirements;

•	increasing our administrative and other costs;

•	forcing us to undergo a corporate restructuring;

•	increasing mandated benefits without corresponding premium increases;

•	limiting our ability to engage in inter-company transactions with our affiliates and subsidiaries;

•	forcing us to restructure our relationships with providers; or

•	requiring us to implement additional or different programs and systems.

It is possible that future legislation and regulation and the interpretation of existing and future laws and regulations could have a material adverse effect on our ability to operate under the Medicare program and to continue to serve our existing members and attract new members.

If We Are Required to Maintain Higher Statutory Capital Levels for Our Existing Operations or if We Are Subject to Additional Capital Reserve Requirements as We Pursue New Business Opportunities, Our Cash Flows and Liquidity May Be Adversely Affected.

Our health plans are operated through subsidiaries in various states. These subsidiaries are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, or net worth, as defined by each state. One or more of these states may raise the statutory capital level from time to time. Other states have adopted risk-based capital requirements based on guidelines adopted by the National Association of Insurance Commissioners, which tend to be, although are not necessarily, higher than existing statutory capital requirements. Currently, Texas is the only jurisdiction in which we operate that has adopted risk-based capital requirements. Regardless of whether the other states in which we operate adopt risk-based capital requirements, the state departments of insurance can require our HMO subsidiaries to maintain minimum levels of statutory capital in excess of amounts required under the applicable state laws if they determine that maintaining additional statutory capital is in the best interests of our members. Any increases in these requirements could materially increase our statutory capital requirements. In addition, as we continue to expand our plan offerings in new states or pursue new business opportunities, including our strategy to offer PDPs, on a national basis, we may be required to maintain additional statutory capital. In either case, our available funds could be materially reduced, which could harm our ability to implement our business strategy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Cash Flows From Investing and Financing Activities — Statutory Capital Requirements.”

If State Regulators Do Not Approve Payments, Including Dividends and Other Distributions, by Our Health Plans to Us, Our Business and Growth Strategy Could Be Materially Impaired or We Could Be Required to Incur Indebtedness to Fund These Strategies.

Our health plan subsidiaries are subject to laws and regulations that limit the amount of dividends and distributions they can pay to us for purposes other than to pay income taxes related to the earnings of the health plans. These laws and regulations also limit the amount of management fees our health plan subsidiaries may pay to affiliates of our health plans, including our management subsidiaries, without prior approval of, or notification to, state regulators. The pre-approval and notice requirements vary from state to state with some states, such as Texas, generally allowing, subject to advance notice requirements, dividends to be declared, provided the HMO meets or exceeds the applicable deposit, net worth, and risk-based capital requirements. The discretion of the state regulators, if any, in approving or disapproving a dividend is not always clearly defined. Health plans that declare non-extraordinary dividends must usually provide notice to the regulators in advance of the intended distribution date. Historically, we have not relied on dividends or other distributions from our health plans to fund a material amount of our operating cash requirements. If the regulators were to deny or significantly restrict our subsidiaries’ requests to pay dividends to us or to pay management and other fees to the affiliates of our health plan subsidiaries, however, the funds available to us would be limited, which could impair our ability to implement our business and growth strategy or we could be required to incur indebtedness to fund these strategies.

Corporate Practice of Medicine and Fee-Splitting Laws May Govern Our Business Operations, and Violation of Such Laws Could Result in Penalties and Adversely Affect Our Arrangements With Contractors and Our Profitability.

Numerous states, including Tennessee and Illinois, have laws known as the corporate practice of medicine laws that prohibit a business corporation from practicing medicine, employing physicians to practice medicine, or exercising control over medical treatment decisions by physicians. In these states, typically only medical professionals or a professional corporation in which the shares are held by licensed physicians or other medical professionals may provide medical care to patients. Many states also have some form of fee-splitting law, prohibiting certain business arrangements that involve the splitting or sharing of medical professional fees earned by a physician or another medical professional for the delivery of health care services.

We perform only non-medical administrative and business services for physicians and physician groups. We do not represent that we offer medical services, and we do not exercise control over the practice of medical care by providers with whom we contract. We do, however, monitor medical services to ensure they are provided and reimbursed within the appropriate scope of licensure. In addition, we have developed close relationships with our network providers that include our review and monitoring of the coding of medical services provided by those providers. We also have compensation arrangements with providers that may be based on a percentage of certain provider fees and in certain cases our network providers have agreed to exclusivity arrangements. In each case, we believe we have structured these and other arrangements on a basis that complies with applicable state law, including the corporate practice of medicine and fee-splitting laws.

Despite our structuring these arrangements in ways that we believe comply with applicable law, regulatory authorities may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with providers constitute unlawful fee-splitting. Moreover, we cannot predict whether changes will be made to existing laws or if new ones will be enacted, which could cause us to be out of compliance with these requirements. If our arrangements are found to violate corporate practice of medicine or fee-splitting laws, our provider or independent physician association management contracts could be found legally invalid and unenforceable, which could adversely affect our operations and profitability and we could be subject to civil, or in some cases criminal, penalties.

We Are Required to Comply With Laws Governing the Transmission, Security and Privacy of Health Information That Require Significant Compliance Costs, and Any Failure to Comply With These Laws Could Result in Material Criminal and Civil Penalties.

Regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, require us to comply with standards regarding the exchange of health information within our company and with third parties, including healthcare providers, business associates and our members. These regulations include standards for common healthcare transactions, including claims information, plan eligibility, and payment information; unique identifiers for providers and employers; security; privacy; and enforcement. HIPAA also provides that to the extent that state laws impose stricter privacy standards than HIPAA privacy regulations, a state seeks and receives an exception from the Department of Health and Human Services regarding certain state laws, or state laws concern certain specified areas, such state standards and laws are not preempted.

We conduct our operations in an attempt to comply with all applicable HIPAA requirements. Given the complexity of the HIPAA regulations, the possibility that the regulations may change, and the fact that the regulations are subject to changing and, at times, conflicting interpretation, our ongoing ability to comply with the HIPAA requirements is uncertain. Furthermore, a state’s ability to promulgate stricter laws, and uncertainty regarding many aspects of such state requirements, make compliance more difficult. To the extent that we submit electronic healthcare claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA, payments to us may be delayed or denied. Additionally, the costs of complying with any changes to the HIPAA regulations may have a negative impact on our operations. Sanctions for failing to comply with the HIPAA health information provisions include criminal penalties and civil sanctions, including significant monetary penalties. In addition, our failure to comply with state health information laws that may be more restrictive than the regulations issued under HIPAA could result in additional penalties.

Risks Related to Our Business

If Our Medicare Contracts Are Not Renewed or Are Terminated, Our Business Would Be Substantially Impaired.

We provide services to our Medicare eligible members through our Medicare Advantage health plans and PDPs pursuant to a limited number of contracts with CMS. These contracts generally have terms of one year and must be renewed each year. Each of our contracts with CMS is terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. If we are unable to renew, or to successfully rebid or compete for any of these contracts, or if any of these contracts are terminated, our business would be materially impaired.

Because Our Premiums, Which Generate Most of Our Revenue, Are Established by Contract and Cannot Be Modified During the Contract Terms, Our Profitability Will Likely Be Reduced or We Could Cease to Be Profitable if We Are Unable to Manage Our Medical Expenses Effectively.

Substantially all of our revenue is generated by premiums consisting of monthly payments per member that are established by contracts with CMS for our Medicare Advantage plans and PDPs or by contracts with our commercial customers, all of which are typically renewable on an annual basis. If our medical expenses exceed our estimates, except in very limited circumstances or as a result of risk score adjustments for member acuity, we will be unable to increase the premiums we receive under these contracts during the then-current terms. As a result, our profitability depends, to a significant degree, on our ability to adequately predict and effectively manage our medical expenses related to the provision of healthcare services. Relatively small changes in our MLR can create significant changes in our financial results. Accordingly, the failure to adequately predict and control medical expenses and to make reasonable estimates and maintain adequate accruals for incurred but not reported, or IBNR, claims, may have a material adverse effect on our financial condition, results of operations, or cash flows.

Historically, our medical expenses as a percentage of premium revenue have fluctuated. Factors that may cause medical expenses to exceed our estimates include:

•	an increase in the cost of healthcare services and supplies, including pharmaceuticals, whether as a result of inflation or otherwise;

•	higher than expected utilization of healthcare services;

•	periodic renegotiation of hospital, physician, and other provider contracts;

•	changes in the demographics of our members and medical trends affecting them;

•	new mandated benefits or other changes in healthcare laws, regulations, and practices;

•	new treatments and technologies;

•	consolidation of physician, hospital, and other provider groups;

•	contractual disputes with providers, hospitals, or other service providers; and

•	the occurrence of catastrophes, major epidemics, or acts of terrorism.

Because of the relatively high average age of the Medicare population, medical expenses for our Medicare Advantage plans may be particularly difficult to control. We attempt to control these costs through a variety of techniques, including capitation and other risk-sharing payment methods, collaborative relationships with primary care physicians and other providers, advance approval for hospital services and referral requirements, case and disease management and quality assurance programs, information systems, and, with respect to our commercial products, reinsurance. Despite our efforts and programs to manage our medical expenses, we may not be able to continue to manage these expenses effectively in the future. If our medical expenses increase, our profits could be reduced or we may not remain profitable.

Our Failure to Estimate IBNR Claims Accurately Would Affect Our Reported Financial Results.

Our medical care costs include estimates of our IBNR claims. We estimate our medical expense liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services, and other relevant factors. Actual conditions, however, could differ from those we assume in our estimation process. We continually review and update our estimation methods and the resulting accruals and make adjustments, if necessary, to medical expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. As a result of the uncertainties associated with the factors used in these assumptions, the actual amount of medical expense that we incur may be materially more or less than the amount of IBNR originally estimated. If our estimates of IBNR are inadequate in the future, our reported results of operations would be negatively impacted. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions or otherwise establish appropriate premium pricing, further exacerbating the extent of any adverse effect on our results.

Competition in Our Industry, Particularly New Sources of Competition Since the Implementation of Medicare Part D, May Limit Our Ability to Maintain or Attract Members, Which Could Adversely Affect Our Results of Operations.

We operate in a highly competitive environment subject to significant changes as a result of business consolidations, new strategic alliances, and aggressive marketing practices by other managed care organizations that compete with us for members. Our principal competitors for contracts, members, and providers vary by local service area and have traditionally been comprised of national, regional, and local managed care organizations that serve Medicare recipients, including, among others, UnitedHealth Group, Humana, Inc., and Universal American Financial Corp. In addition, as a result of the advent of Medicare Part D on January 1, 2006, we have experienced significant competition from new competitors, including pharmacy benefit managers and prescription drug retailers and wholesalers, and our traditional managed care organization competitors whose stand-alone PDPs have been attracting our Medicare Advantage and PDP members. As a result of the foregoing factors, among others, we have experienced disenrollments from our plans during 2006 at rates higher than we previously experienced or anticipated. Many managed care companies and other new Part D plan participants have greater financial and other resources, larger enrollments, broader ranges of products and benefits, broader geographical coverage, more established reputations in the national market and our markets, greater market share, larger contracting scale, and lower costs than us. Our failure to maintain or attract members to our health plans as a result of such competition could adversely affect our results of operations.

Our Inability to Maintain Our Medicare Advantage and PDP Members or Increase Our Membership Could Adversely Affect Our Results of Operations.

A reduction in the number of members in our Medicare Advantage and PDP plans, or the failure to increase our membership, could adversely affect our results of operations. In addition to competition, factors that could contribute to the loss of, or failure to attract and retain, members include:

•	negative accreditation results or loss of licenses or contracts to offer Medicare plans;

•	negative publicity and news coverage relating to us or the managed healthcare industry generally;

•	litigation or threats of litigation against us;

•	automatic disenrollment, whether intentional or inadvertent, as a result of members choosing a stand-alone PDP; and

•	our inability to market to and re-enroll members who enlist with our competitors because of the new annual enrollment and lock-in provisions under the MMA.

A Disruption in Our Healthcare Provider Networks Could Have an Adverse Effect on Our Operations and Profitability.

Our operations and profitability are dependent, in part, upon our ability to contract with healthcare providers and provider networks on favorable terms. In any particular service area, healthcare providers or provider networks could refuse to contract with us, demand higher payments, or take other actions that could result in higher healthcare costs, disruption of benefits to our members, or difficulty in meeting our regulatory or accreditation requirements. In some service areas, healthcare providers may have significant market positions. If healthcare providers refuse to contract with us, use their market position to negotiate favorable contracts, or place us at a competitive disadvantage, then our ability to market products or to be profitable in those service areas could be adversely affected. Our provider networks could also be disrupted by the financial insolvency of a large provider group. Any disruption in our provider network could result in a loss of membership or higher healthcare costs.

Approximately 30% and 29% of both our Medicare Advantage members and our total revenue as of and for the six months ended June 30, 2006 and the combined twelve month period ended December 31, 2005, respectively, were related to our Texas operations. A significant proportion of our providers in our Texas market are affiliated with Renaissance Physician Organization, or RPO, a large group of independent physician associations. As of June 30, 2006, physicians associated with RPO served as the primary care physicians for approximately 87% of our members in our Texas market. Our agreements with RPO generally have a term expiring December 31, 2014, but may be terminated sooner by RPO for cause or in connection with a change in control of the company that results in the termination of senior management and otherwise raises a reasonable doubt as to our successor’s ability to perform the agreements. If our Texas HMO subsidiary’s agreement with RPO were terminated, we would be required to sign direct contracts with the RPO physicians or additional physicians in order to avoid a material disruption in care of our Houston-area members. It could take significant time to negotiate and execute direct contracts, and we would be forced to reassign members to new primary care physicians if all of the current primary care physicians did not sign direct contracts. This would result in loss of membership assuming that not all members would accept the reassignment to a new primary care physician. Accordingly, any significant disruption in, or termination of, our relationship with RPO could materially and adversely impact our results of operations. Moreover, RPO’s ability to terminate its agreements with us in connection with certain changes in control of the company could have the effect of delaying or frustrating a potential acquisition or other change in control of the company.

Recent Challenges Faced by CMS and Our Plans’ Information and Reporting Systems Related to Implementation of Part D May Continue to Disrupt or Adversely Affect Our Plans.

As a result in part of the implementation of Part D, in early 2006 CMS’s information and reporting systems generated confusing and, we believe in some cases, erroneous membership and payment reports concerning Medicare eligibility and enrollment. These developments caused our plans to experience short-term disruptions in their operations and challenged our information and communications systems. The enrollment errors also caused significant confusion among Medicare beneficiaries as to their participation in our or others’ Medicare Advantage plans. Moreover, we experienced a reallocation of administrative resources and incurred unanticipated administrative expenses dealing with this confusion. Although we believe these conditions have improved, there can be no assurance that the confusion, systems failures, and mistaken membership and payment reports will not continue to disrupt or adversely affect our plans’ relationships with our members or our results of operations.

CMS’s Recently Announced Plan-to-Plan Reconciliation Process May Not Result in the
Recovery of Non-Member Medical Expenses Borne by the Company.

We have incurred Part D medical expenses on behalf of Medicare beneficiaries who were not members of our PDPs. CMS has established a plan-to-plan, or P2P, reconciliation process for dates of service between January 1 and April 30, 2006 to address this condition and provide a means for reimbursement of some or all of these costs by the plan receiving premiums for these beneficiaries. Based on preliminary exchanges of data files between managed care plans, we estimate that we have incurred approximately $8.5 million of costs that are potentially recoverable under the current P2P reconciliation process. The P2P reconciliation process is specific regarding the format for the submission of data files. We currently estimate that, of the $8.5 million in total drug costs mentioned above, we currently have data files in the format prescribed by CMS to support claims of approximately $5.0 million. We have also received preliminary claims data (which may or may not be supportable in the CMS-prescribed data format) from other plans aggregating approximately $2.7 million. In connection with this process, we estimated and recorded a net receivable as of June 30, 2006 of $3.8 million and reduced medical expenses during the quarter ended June 30, 2006 by the same amount.

Although we are participating in the P2P reconciliation process, there can be no assurance that the CMS process will result in the recovery by us of any amounts payable to us on behalf of members of other plans or that we will not receive claims for reimbursement from other plans. Moreover, although we continue to develop files to support additional P2P reconciliation claims, there is no assurance that we will be able to produce complete files in the prescribed CMS format. Ultimate resolution of the P2P reconciliation process could result in adjustments, up or down, to the net amount currently estimated and recoverable.

We Rely on the Accuracy of Lists Provided by CMS Regarding the Eligibility of a Person to Participate in Our Plans, and Any Inaccuracies in Those Lists Could Cause CMS to Recoup Premium Payments From Us with Respect to Members Who Turn Out Not to be Ours, Which Could Reduce Our Revenue and Profitability.

Premium payments that we receive from CMS are based upon eligibility lists produced by federal and local governments. From time to time, CMS requires us to reimburse them for premiums that we received from CMS based on eligibility and dual eligibility lists that CMS later discovers contained individuals who were not in fact residing in our service areas or eligible for any government-sponsored program or were eligible for a different premium category or a different program. We may have already provided services to these individuals. In addition to recoupment of premiums previously paid, we also face the risk that CMS could fail to pay us for members for whom we are entitled to payment. Our profitability would be reduced as a result of such failure to receive payment from CMS if we had made related payments to providers and were unable to recoup such payments from them.

Outsourced Service Providers May Make Mistakes and Subject Us to Financial Loss or Legal Liability.

We outsource certain of the functions associated with the provision of managed care and management services. The service providers to whom we outsource these functions could inadvertently or incorrectly adjust, revise, omit or transmit the data with which we provide them in a manner that could create inaccuracies in our risk adjustment data, cause us to overstate or understate our revenue, cause us to authorize incorrect payment levels to members of our provider networks, or violate certain laws and regulations, such as HIPAA.

We May Be Unsuccessful in Implementing Our Growth Strategy If We Are Unable to Complete Acquisitions on Favorable Terms or Integrate the Businesses We Acquire into Our Existing Operations, or If We Are Unable to Otherwise Expand into New Service Areas in a Timely Manner in Accordance with Our Strategic Plans.

Depending on acquisition, expansion, and other opportunities, we expect to continue to increase our membership and to expand to new service areas within our existing markets and in other markets. Opportunistic acquisitions of contract rights and other health plans are an important element of our growth strategy. We may be unable to identify and complete appropriate acquisitions in a timely manner and in accordance with our or our investors’ expectations for future growth. The market price of businesses that operate Medicare Advantage plans has generally increased recently, which may increase the amount we are required to pay to complete future acquisitions. Some of our competitors have greater financial resources than we have and may be willing to pay more for these businesses. In addition, we are generally required to obtain regulatory approval from one or more state agencies when making acquisitions, which may require a public hearing, regardless of whether we already operate a plan in the state in which the business to be acquired is located. We may be unable to comply with these regulatory requirements for an acquisition in a timely manner, or at all. Moreover, some sellers may insist on selling assets that we may not want, including commercial lines of business, or transferring their liabilities to us as part of the sale of their companies or assets. Even if we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain the necessary financing for these acquisitions on terms favorable to us, or at all.

To the extent we complete acquisitions, we may be unable to realize the anticipated benefits from acquisitions because of operational factors or difficulties in integrating the acquisitions with our existing businesses. This may include the integration of:

•	additional employees who are not familiar with our operations;

•	new provider networks, which may operate on terms different from our existing networks;

•	additional members, who may decide to transfer to other healthcare providers or health plans;

•	disparate information technology, claims processing, and record keeping systems; and

•	accounting policies, including those that require a high degree of judgment or complex estimation processes, including estimates of IBNR claims, accounting for goodwill, intangible assets, stock-based compensation, and income tax matters.

For all of the above reasons, we may not be able to successfully implement our acquisition strategy. Furthermore, in the event of an acquisition or investment, we may issue stock that would dilute existing stock ownership, incur debt that would restrict our cash flow, assume liabilities, incur large and immediate write-offs, incur unanticipated costs, divert management’s attention from our existing business, experience risks associated with entering markets in which we have no or limited prior experience, or lose key employees from the acquired entities.

Additionally, we are likely to incur additional costs if we enter new service areas or states where we do not currently operate, which may limit our ability to expand to, or further expand in, those areas. Our rate of expansion into new geographic areas may also be limited by:

•	the time and costs associated with obtaining an HMO license to operate in the new area or expanding our licensed service area, as the case may be;

•	our inability to develop a network of physicians, hospitals, and other healthcare providers that meets our requirements and those of the applicable regulators;

•	competition, which could increase the costs of recruiting members, reduce the pool of available members, or increase the cost of attracting and maintaining our providers;

•	the cost of providing healthcare services in those areas;

•	demographics and population density; and

•	the new annual enrollment period and lock-in provisions of the MMA.

Our Acquisition of AHC is Subject to Regulatory Approval and Additional Due Diligence and May Not be Consummated on the Terms Agreed or At All.

In addition to the normal risks associated with acquiring another company and integration of that company’s operations with those of HealthSpring, the consummation of our announced agreement to acquire AHC is subject to a number of other risks and uncertainties, including:

•	the federal and Florida regulatory approval processes and the termination of CMS marketing and enrollment sanctions on AHC’s operations;

•	our ability to identify and manage risks and potential liabilities in our due diligence review of the books, records, and operations of AHC and its affiliates, including existing disputes and other contingent liabilities associated with the operation of AHC and its affiliated medical clinics;

•	AHC’s and the clinics’ claims files, and the adequacy and accuracy of the support for AHC’s current risk scores;

•	our inexperience in the Florida market in general and with AHC’s provider network in particular; and

•	if we do not exercise our option to purchase AHC’s affiliated medical clinics, the ability of the AHC affiliates to operate the medical clinics in accordance with the agreements between AHC and the medical clinics.

In connection with our due diligence review of AHC and its affiliates, we have recently identified certain areas of concern relating to AHC and its affiliates, including the medical clinics. We have made AHC aware of these concerns. Our and AHC’s review of these issues is in the preliminary stages and there is no definitive timetable for resolving these issues. We previously anticipated that the acquisition would close near the end of the third quarter or the beginning of the fourth quarter of 2006. Because of these recent developments, however, no assurance can be given that our acquisition of AHC will be completed at all or, if it is completed, when the acquisition would close or whether the acquisition will be on the terms currently contemplated.

Negative Publicity Regarding the Managed Healthcare Industry Generally or Us in Particular Could Adversely Affect Our Results of Operations or Business.

Negative publicity regarding the managed healthcare industry generally or us in particular may result in increased regulation and legislative review of industry practices that further increase our costs of doing business and adversely affect our results of operations by:

•	requiring us to change our products and services;

•	increasing the regulatory burdens under which we operate;

•	adversely affecting our ability to market our products or services; or

•	adversely affecting our ability to attract and retain members.

We Are Dependent Upon Our Executive Officers, and the Loss of Any One or More of These Officers and Their Managed Care Expertise Could Adversely Affect Our Business.

Our operations are highly dependent on the efforts of Herbert A. Fritch, our President and Chief Executive Officer, and certain other senior executives who have been instrumental in developing our business strategy and forging our business relationships. Although certain of our executives, including Mr. Fritch, have entered into employment agreements with us, these agreements may not provide sufficient incentives for those executives to continue their employment with us. The loss of the leadership, knowledge, and experience of Mr. Fritch and our other executive officers could adversely affect our business. J. Murray Blackshear, our Executive Vice President and President — Tennessee Division and Pasquale R. Pingitore, M.D., our Senior Vice President and Chief Medical Officer have each informed us that they intend to retire effective December 31, 2006. There can be no assurance that we will be able to replace any of our executive officers with persons of comparable experience and ability, and it may take an extended period of time to replace them because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience of our executive officers. We do not currently maintain key-man life insurance on any of our executive officers.

Violation of the Laws and Regulations Applicable to Us Could Expose Us to Liability, Reduce Our Revenue and Profitability, or Otherwise Adversely Affect Our Operations and Operating Results.

The federal and state agencies administering the laws and regulations applicable to us have broad discretion to enforce them. We are subject, on an ongoing basis, to various governmental reviews, audits, and investigations to verify our compliance with our contracts, licenses, and applicable laws and regulations. An adverse review, audit, or investigation could result in any of the following:

•	loss of our right to participate in the Medicare program;

•	loss of one or more of our licenses to act as an HMO or third party administrator or to otherwise provide a service;

•	forfeiture or recoupment of amounts we have been paid pursuant to our contracts;

•	imposition of significant civil or criminal penalties, fines, or other sanctions on us and our key employees;

•	damage to our reputation in existing and potential markets;

•	increased restrictions on marketing our products and services; and

•	inability to obtain approval for future products and services, geographic expansions, or acquisitions.

The U.S. Department of Health and Human Services Office of the Inspector General, Office of Audit Services, or OIG, is conducting a national review of Medicare Advantage plans to determine whether they used payment increases consistent with the requirements of the MMA. Under the MMA, when a Medicare Advantage plan receives a payment increase, it must reduce beneficiary premiums or cost sharing, enhance benefits, put additional payment amounts in a benefit stabilization fund, or use the additional payment amounts to stabilize or enhance access. We cannot assure you that the findings of an audit or investigation of our business would not have an adverse effect on us or require substantial modifications to our operations. In addition, private citizens, acting as whistleblowers, are entitled to bring enforcement actions under a special provision of the federal False Claims Act.

Claims Relating to Medical Malpractice and Other Litigation Could Cause Us to Incur Significant Expenses.

From time to time, we are party to various litigation matters, some of which seek monetary damages. Managed care organizations may be sued directly for alleged negligence, including in connection with the credentialing of network providers or for alleged improper denials or delay of care. In addition, Congress and several states have considered or are considering legislation that would expressly permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Of the states in which we currently operate, only Texas has enacted legislation relating to health plan liability for negligent treatment decisions and benefits coverage determinations. In addition, our providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. Some of these providers do not have malpractice insurance. Although our network providers are independent contractors, claimants sometimes allege that a managed care organization should be held responsible for alleged provider malpractice, particularly where the provider does not have malpractice insurance, and some courts have permitted that theory of liability.

Similar to other managed care companies, we may also be subject to other claims of our members in the ordinary course of business, including claims of improper marketing practices by our independent and employee sales agents and claims arising out of decisions to deny or restrict reimbursement for services.

We cannot predict with certainty the eventual outcome of any pending litigation or potential future litigation, and we cannot assure you that we will not incur substantial expense in defending future lawsuits or indemnifying third parties with respect to the results of such litigation. The loss of even one of these claims, if it results in a significant damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage or other theories may significantly decrease our ability to settle these claims on reasonable terms.

We maintain errors and omissions insurance and other insurance coverage that we believe are adequate based on industry standards. Potential liabilities may not be covered by insurance, our insurers may dispute coverage or may be unable to meet their obligations, or the amount of our insurance coverage and/or related reserves may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost-effective basis, if at all. Moreover, even if claims brought against us are unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

The Inability or Failure to Properly Maintain Effective and Secure Management Information Systems, Successfully Update or Expand Processing Capability, or Develop New Capabilities to Meet Our Business Needs Could Result in Operational Disruptions and Other Adverse Consequences.

Our business depends significantly on effective and secure information systems. The information gathered and processed by our management information systems assists us in, among other things, marketing and sales tracking, underwriting, billing, claims processing, medical management, medical care cost and utilization trending, financial and management accounting, reporting, planning and analysis and e-commerce. These systems also support on-line customer service functions, provider and member administrative functions and support tracking and extensive analyses of medical expenses and outcome data. These information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs and handle our expansion and growth. Any inability or failure to properly maintain management information systems, successfully update or expand processing capability or develop new capabilities to meet our business needs in a timely manner, could result in operational disruptions, loss of existing customers, difficulty in attracting new customers or in implementing our growth strategies, disputes with customers and providers, regulatory problems, increases in administrative expenses, loss of our ability to produce timely and accurate reports and other adverse consequences. To the extent a failure in maintaining effective information systems occurs, we may need to contract for these services with third-party management companies, which may be on less favorable terms to us and significantly disrupt our operations and information flow.

Furthermore, our business requires the secure transmission of confidential information over public networks. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations and profitability would be adversely affected by cancellation of contracts, loss of members and potential criminal and civil sanctions if they are not prevented.

Risks Related to the Offering

Market Volatility May Affect Our Stock Price and the Value of Your Investment Following this Offering.

The market prices for securities of managed care companies in general have been volatile and may continue to be volatile in the future. The following factors, in addition to other risk factors described herein, may have a significant impact on the market price of the common stock:

•	Medicare budget decreases or changes in Medicare premium levels or reimbursement methodologies;

•	regulatory or legislative changes;

•	changes in expectations of our future membership growth or future financial performance or changes in financial estimates, if any, of public market analysts;

•	expectations regarding increases or decreases in medical claims and medical care costs;

•	adverse publicity regarding HMOs, other managed care organizations and health insurers in general;

•	government action regarding Medicare eligibility;

•	the termination of any of our material contracts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the managed care industry or our provider networks;

•	the success of our operating or growth strategies;

•	the operating and stock price performance of other comparable companies;

•	sales of large blocks of the common stock;

•	sales of the common stock by our executive officers, directors and significant stockholders;

•	changes in accounting principles; and

•	the loss of any of our key management personnel.

The stock markets in general, and the markets for healthcare stocks in particular, have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and divert management’s attention and resources, which could hurt our business, operating results, and financial condition.

If We Are Unable to Implement Effective Internal Controls Over Financial Reporting, Investors Could Lose Confidence in the Reliability of Our Financial Statements, Which Could Result in a Decrease in the Price of the Common Stock.

As a result of our recently completed IPO, we are required to enhance and test our financial, internal, and management control systems to meet obligations imposed by the Sarbanes-Oxley Act of 2002. We are working with our independent legal, accounting, and financial advisors to identify those areas in which changes should be made to our financial and management control systems. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. Consistent with the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission, management’s assessment of our internal controls over financial reporting and the audit opinion of the Company’s independent registered accounting firm as to the effectiveness of our controls will be first required in connection with the filing of our Annual Report on Form 10-K for the year ending December 31, 2007. If we are unable to timely identify, implement, and conclude that we have effective internal controls over financial reporting or if our independent auditors are unable to conclude that our internal controls over financial reporting are effective, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of the common stock. Our assessment of our internal controls over financial reporting may also uncover weaknesses or other issues with these controls that could also result in adverse investor reaction. These results may also subject us to adverse regulatory consequences.

Under Our Amended and Restated Certificate Of Incorporation, GTCR and Other Non-Employee Directors Will Not Have Any Duty to Refrain From Engaging Directly or Indirectly in the Same or Similar Business Activities or Lines of Business That We Do, Which May Result in the Company Not Having the Opportunity to Pursue a Corporate Opportunity That May Have Been Appropriate or Beneficial for the Company to Undertake.

Under our amended and restated certificate of incorporation, GTCR, the directors, officers, stockholders, members, managers, employees, and affiliates of GTCR, and our other non-employee directors will not have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any GTCR affiliate or entity or non-employee director, as the case may be, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, the GTCR fund or non-employee director, as the case may be, will not, unless such opportunity has been expressly offered to such person solely in his capacity as a director of the company, have any duty to communicate or offer such corporate opportunity to us and may pursue such corporate opportunity for itself or direct such corporate opportunity to another person, which may result in the company not having the opportunity to pursue a corporate opportunity that may have been appropriate or beneficial for us to undertake. See “Description of Capital Stock — Corporate Opportunities and Transactions with GTCR.”

State Insurance Laws and Anti-takeover Provisions in Our Organizational Documents Could Make an Acquisition of Us More Difficult and May Prevent Attempts by Our Stockholders to Replace or Remove Our Current Management.

Provisions of state laws and in our amended and restated certificate of incorporation and our second amended and restated bylaws may delay or prevent an acquisition of us or a change in our management or similar change in control transaction, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices or that stockholders may deem to be in their best interests. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions of our organizational documents provide, among other things, that:

•	special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the directors;

•	any stockholder wishing to properly bring a matter before a meeting of stockholders must comply with specified procedural and advance notice requirements;

•	actions taken by the written consent of our stockholders require the consent of the holders of at least 66 2/3% of our outstanding shares;

•	our board of directors is classified into three classes, with each class serving a staggered three-year term;

•	the authorized number of directors may be changed only by resolution of the board of directors;

•	our second amended and restated bylaws and certain sections of our amended and restated certificate of incorporation relating to anti-takeover provisions may generally only be amended with the consent of the holders of at least 66 2/3% of our outstanding shares;

•	directors may be removed other than at an annual meeting only for cause;

•	any vacancy on the board of directors, however the vacancy occurs, may only be filled by the directors; and

•	our board of directors has the ability to issue preferred stock without stockholder approval.

See also, “Description of Capital Stock — Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws.”

Additionally, the insurance company laws and regulations of the jurisdictions in which we operate restrict the ability of any person to acquire control of an insurance company, including an HMO, without prior regulatory approval. Under certain of those statutes and regulations, without such approval or an exemption therefrom, no person may acquire any voting security of a domestic insurance company, including an HMO, or an insurance holding company that controls a domestic insurance company or HMO, if as a result of such transaction such person would own more than a specified percentage, such as 5% or 10%, of the total stock issued and outstanding of such insurance company or HMO, or, in some cases, more than a specified percentage of the issued and outstanding shares of an insurance holding company. HealthSpring is an insurance holding company for purposes of these statutes and regulations.

Future Sales of the Common Stock Could Lower the Market Price of Our Common Stock.

After this offering, we will have outstanding 57,234,008 shares of common stock, substantially all of which, other than as set forth below, can be sold in the open market. Each of our executive officers and directors and each of the selling stockholders, who in the aggregate will own 14,556,072 shares of common stock following this offering (13,206,072 shares assuming the underwriters’ option to purchase an additional 1,350,000 shares of common stock has been exercised) have agreed, subject to specified exceptions, that without the prior written consent of each of Goldman, Sachs & Co., Citigroup Global Markets Inc., and UBS Securities LLC, they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 90 days from the date of this prospectus. Each of Goldman, Sachs & Co., Citigroup Global Markets Inc., and UBS Securities LLC, may, in their sole discretion, permit early release of shares subject to the lock-up agreements. For a further description of the lock-up arrangements and the eligibility of shares for sale into the public market following this offering, see “Shares Eligible for Future Sale — Lock-Up Agreements” and “Underwriting.”

Shares of common stock that are authorized for issuance under our 2006 equity incentive plan and shares issuable upon the exercise of options outstanding under our 2005 stock option plan can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above, applicable vesting restrictions and the restrictions imposed on our affiliates under Rule 144. Additionally, the shares issued pursuant to restricted stock purchase agreements described elsewhere in this prospectus will be eligible for sale subject to the 90 day lock-up period described above and applicable transfer restrictions.

In addition, after this offering, subject to specified conditions and limitations, certain of our existing stockholders holding an aggregate of 14,936,556 shares of common stock will be entitled to registration rights pursuant to a registration rights agreement as further described under “Description of Capital Stock — Registration Rights.” In the future, we may issue additional shares, including options, warrants, preferred stock, or other convertible securities, to our employees, directors, consultants, business associates, acquired entities and/or their equityholders, or other strategic partners, or in follow-on public and/or private offerings to raise additional capital or for other purposes. Due to these factors, sales of a substantial number of shares of the common stock in the public market could occur at any time. These sales could reduce the market price of the common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained primarily in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

Governmental action or business conditions could result in premium revenues not increasing to offset increases in medical expenses and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during these periods cannot be recovered through higher premiums. Furthermore, if we are unable to accurately estimate incurred but not reported medical expenses, our profitability may be affected. Due to these and the factors and risks described above, no assurance can be given with respect to our future premium levels or our ability to control our future medical expenses.

Additionally, from time to time, legislative and regulatory proposals have been made at the federal and state government levels related to the healthcare system, including but not limited to limitations on managed care organizations, including benefit mandates, and reform of the Medicare program. Such legislative and regulatory action could have the effect of reducing the premiums paid to us pursuant to the Medicare program or increasing our medical expenses. We are unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, we cannot predict accurately the effect of such future legislation, action or regulation on our business.

Our results of operations and projections of future earnings also depend in large part on accurately predicting and effectively managing medical expenses and other operating expenses. A variety of factors may in the future affect our ability to control our medical expenses and other operating expenses, including:

•	competition;

•	changes in healthcare practices;

•	changes in laws and regulations or interpretations thereof;

•	the expiration, cancellation or suspension of our contracts by CMS;

•	the loss of our federal or state certifications to operate our health plans;

•	inflation;

•	provider and facility contract changes;

•	new technologies;

•	unforeseen expenses related to providing prescription drug benefits;

•	the loss of members from our Medicare Advantage plans who intentionally or inadvertently choose a competitor’s stand-alone prescription drug plans;

•	our ability to successfully implement our disease management and utilization management programs;

•	major epidemics; and

•	disasters and numerous other factors affecting the delivery and cost of healthcare, including major healthcare providers’ inability to maintain their operations.

We discuss many of the foregoing risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

RECAPITALIZATION

HealthSpring, Inc. was formed in October 2004 in connection with a recapitalization transaction, which was accounted for using the purchase method, involving the company, our predecessor NewQuest, LLC, its members, GTCR Golder Rauner II, L.L.C., a private equity firm, and its related funds, or the GTCR Funds, and certain other investors and lenders. The recapitalization was completed in March 2005. Prior to the recapitalization, NewQuest, LLC was owned 43.9% by officers and employees of NewQuest, LLC, 38.2% by non-employee directors of NewQuest, LLC, and 17.9% by outside investors.

In connection with the recapitalization, the company, NewQuest, LLC, the members of NewQuest, LLC, the GTCR Funds, and certain other investors entered into a purchase and exchange agreement and other related agreements pursuant to which the GTCR Funds and other investors purchased an aggregate of 136,072 shares of our preferred stock and 18,237,587 shares of the common stock for an aggregate purchase price of $139.7 million. The members of NewQuest, LLC exchanged their ownership interests in NewQuest, LLC for an aggregate of $295.4 million in cash (including $17.2 million placed in escrow to secure contingent post-closing indemnification liabilities), 91,082 shares of our preferred stock and 12,207,631 shares of the common stock. In addition, upon the closing of the recapitalization, we issued an aggregate of 1,286,250 shares of restricted common stock to our employees for an aggregate purchase price of $257,250. We used the proceeds from the sale of preferred stock and common stock and $200 million of borrowings under a senior credit facility and senior subordinated notes to fund the cash payments to the members of NewQuest, LLC and to pay expenses and make other payments relating to the transaction. These borrowings were repaid in full in connection with our IPO in February 2006. Following the recapitalization, we were owned 55.1% by the GTCR Funds, 28.7% by our executive officers and employees, and 16.2% by outside investors, including one of our non-employee directors. See “Certain Relationships and Related Transactions” for additional information with respect to the recapitalization. In connection with the IPO, the GTCR Funds sold 11,020,000 shares of common stock, thereby reducing their ownership to 23.9% of our outstanding common stock. Following this offering, the GTCR Funds will own approximately 9.0% of our outstanding shares of common stock, or approximately 6.7% if the underwriters’ exercise their option to purchase an additional 1,350,000 shares of common stock.

Prior to the recapitalization, approximately 15% of the ownership interests in our Tennessee subsidiaries, HealthSpring Management, Inc. and HealthSpring USA, LLC, and approximately 27% of the membership interests of our Texas HMO subsidiary, Texas HealthSpring, LLC, were owned by minority investors. As part of the recapitalization, we purchased all of the minority interests in our Tennessee subsidiaries for an aggregate consideration of approximately $27.5 million and a portion of the membership interests held by the minority investors in Texas HealthSpring, LLC for aggregate consideration of approximately $16.8 million. Following the purchase, the outside investors in Texas HealthSpring, LLC owned an approximately 9% ownership interest. In June 2005, Texas HealthSpring, LLC completed a strategic private placement pursuant to which it issued new membership interests to existing and new investors, primarily physicians affiliated with RPO. Following this private placement, the minority investors owned an approximately 15.9% interest in Texas HealthSpring, LLC, which interest was exchanged, without additional consideration, for 2,040,194 shares of the common stock immediately prior to the completion of our IPO in February 2006 in accordance with the organizational documents of Texas HealthSpring, LLC. Certain of these former minority owners in Texas HealthSpring, LLC are selling shares of common stock in this offering. See “Principal and Selling Stockholders.”

USE OF PROCEEDS

All the shares of common stock in this offering are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK

The common stock has traded on the New York Stock Exchange under the symbol “HS” since our IPO on February 3, 2006. The company and the GTCR Funds sold shares of common stock in the IPO at a price per share of $19.50. Prior to the IPO, there was no public market for the common stock. The following table sets forth, for each of the periods listed, the high and low closing sales prices of the common stock, as reported by the New York Stock Exchange.

	High	Low

2006
First Quarter ended March 31, 2006	$23.63	$17.50
Second Quarter ended June 30, 2006	$18.96	$15.66
Third Quarter (through September 25, 2006)	$22.30	$17.46

The last reported sale price of the common stock on the New York Stock Exchange on September 25, 2006 was $20.27 per share. As of September 25, 2006, there were approximately 255 holders of record of the common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on the common stock. Our predecessor, which was a pass-through entity for tax purposes, made distributions to its members in the aggregate amount of $19.5 million in 2004. We currently intend to retain any future earnings to fund the operation, development, and expansion of our business, and therefore we do not anticipate paying cash dividends in the foreseeable future. Furthermore, our senior revolving credit facility limits our ability to declare cash dividends on the common stock. As a holding company, our ability to pay dividends is also dependent on the availability of cash dividends from our regulated HMO subsidiaries, which are restricted by the laws of the states in which we operate, as well as the requirements of CMS relating to the operations of our Medicare Advantage health plans and PDPs. Any future determination to declare and pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and the other limitations described above.

SELECTED FINANCIAL DATA AND OTHER INFORMATION

The following tables present selected historical financial data and other information for the company and its predecessor, NewQuest, LLC. We derived the selected historical statement of income, cash flows, and balance sheet data as of and for the years ended December 31, 2001, 2002, 2003, 2004, and 2005 and for the period from January 1, 2005 to February 28, 2005 from the audited consolidated financial statements of NewQuest, LLC and the company, as applicable. The audited consolidated financial statements and the related notes to the audited consolidated financial statements of NewQuest, LLC and the company as of and for the years ended December 31, 2003, 2004, and 2005 together with the related reports of our independent registered public accounting firm are included elsewhere in this prospectus. We derived the selected balance sheet data as of February 28, 2005 from the unaudited consolidated financial statements of NewQuest, LLC. We derived the selected statement of income, cash flows, and balance sheet data as of and for the periods from March 1, 2005 (the effective date of the recapitalization of NewQuest, LLC) to June 30, 2005 and from January 1, 2006 to June 30, 2006 from the unaudited consolidated financial statements of the company. The unaudited consolidated financial statements and the related notes to the unaudited consolidated financial statements of the company as of and for the period from March 1, 2005 to June 30, 2005 and the six months ended June 30, 2006 and of NewQuest, LLC as of and for the period from January 1, 2005 to February 28, 2005 are included elsewhere in this prospectus.

The selected consolidated financial data and other information set forth below should be read in conjunction with the consolidated financial statements included in this prospectus and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						HealthSpring,				HealthSpring,			HealthSpring,
	Predecessor					Inc.			Predecessor	Inc.			Inc.
					Period from	Period from		Combined	Period from	Period from		Combined
					January 1,	March 1,		Twelve Months	January 1,	March 1,		Six Months	Six-Months
					2005 to	2005 to		Ended	2005 to	2005 to		Ended	Ended
	Year Ended December 31,				February 28,	December 31,		December 31,	February 28,	June 30,		June 30,	June 30,
	2001(1)	2002(2)	2003(3)	2004(4)	2005(5)	2005(5)		2005(6)	2005(5)	2005(5)		2005(7)	2006
	(Dollars in thousands, except share and unit data)
Statement of Income Data:
Revenue:
Premium:
Medicare premiums	$(8)	$(8)	$240,037	$433,729	$94,764	$610,913		$705,677	$94,764	$208,582		$303,346	$549,034
Commercial premiums	(8)	(8)	120,877	146,318	20,704	106,168		126,872	20,704	41,707		62,411	64,086

Total premiums	—	24,939	360,914	580,047	115,468	717,081		832,549	115,468	250,289		365,757	613,120
Fee revenue	3,976	1,099	11,054	17,919	3,461	16,955		20,416	3,461	6,862		10,323	11,747
Investment income	43	78	695	1,449	461	3,337		3,798	461	1,039		1,500	4,558

Total revenue	4,019	26,116	372,663	599,415	119,390	737,373		856,763	119,390	258,190		377,580	629,425
Expenses:
Medical expense:
Medicare expense	(8)	(8)	187,368	338,632	74,531	478,553		553,084	74,531	166,407		240,938	441,884
Commercial expense	(8)	(8)	104,164	124,743	16,312	90,783		107,095	16,312	35,579		51,891	56,345

Total medical expense	—	12,631	291,532	463,375	90,843	569,336		660,179	90,843	201,986		292,829	498,229
Selling, general and administrative	4,921	11,133	50,576	68,868	14,667	97,187		111,854	14,667	31,368		46,035	70,571
Transaction expense	—	—	—	—	6,941	4,000		10,941	6,941	—		6,941	—
Phantom stock compensation	—	—	—	24,200	—	—		—	—	—		—	—
Depreciation and amortization	347	275	2,361	3,210	315	6,990		7,305	315	2,575		2,890	4,867
Interest	10	25	256	214	42	14,469		14,511	42	5,774		5,816	8,457

Total operating expenses	5,278	24,064	344,725	559,867	112,808	691,982		804,790	112,808	241,703		354,511	582,124

Equity in earnings of unconsolidated affiliates	7,855	4,148	2,058	234	—	282		282	—	—		—	170
Option amendment gain	—	4,170	—	—	—	—		—	—	—		—	—

Income before minority interest and income taxes	6,596	10,370	29,996	39,782	6,582	45,673		52,255	6,582	16,487		23,069	47,471
Minority interest	(1,050)	(1,315)	(5,519)	(6,272)	(1,248)	(1,979)		(3,227)	(1,248)	(424)		(1,672)	(303)

Income before income taxes	5,546	9,055	24,477	33,510	5,334	43,694		49,028	5,334	16,063		21,397	47,168
Income tax expense	—	363	5,417	9,193	2,628	17,144		19,772	2,628	6,316		8,944	17,486

Net income	5,546	8,692	19,060	24,317	2,706	26,550		29,256	2,706	9,747		12,453	29,682
Preferred dividends	—	—	—	—	—	15,607		15,607	—	6,057		6,057	2,021

Net income available to members or common stockholders	$5,546	$8,692	$19,060	$24,317	$2,706	$10,943		$13,649	$2,706	$3,690		$6,396	$27,661

Net income per unit:
Basic	$1.36	$2.13	$4.67	$5.31	$0.55	—		—	$0.55	—		—	—

Diluted	$1.36	$2.13	$4.67	$5.31	$0.55	—		—	$0.55	—		—	—

Weighted average units outstanding:
Basic	4,078,176	4,078,176	4,078,176	4,578,176	4,884,196	—		—	4,884,196	—		—	—

Diluted	4,078,176	4,078,176	4,078,176	4,578,176	4,884,196	—		—	4,884,196	—		—	—

Net income per common share available to common stockholders:
Basic	—	—	—	—	—	$0.34		—	—	$0.12		—	$0.53

Diluted	—	—	—	—	—	$0.34		—	—	$0.12		—	$0.53

Common shares outstanding:
Basic	—	—	—	—	—	32,173,707		—	—	32,069,542		—	51,974,083

Diluted	—	—	—	—	—	32,215,288		—	—	32,069,542		—	52,072,784

Cash Flow Data:
Capital expenditures	$46	$190	$3,198	$2,512	$149	$2,653		$2,802	$149	$1,221		$1,370	$1,633
Cash provided by (used in):
Operating activities	(488)	6,569	63,392	24,665	14,964	57,139		72,103	14,964	(2,423)		12,541	134,456
Investing activities	(46)	(6,123)	42,647	(34,615)	(5,469)	(270,877	)(9)	(276,346)	(5,469)	(271,093	)(9)	(276,562)	(1,224)
Financing activities	250	5,748	(11,750)	(23,311)	(888)	323,823	(9)	322,935	(888)	332,003	(9)	(331,115)	76,888
Balance Sheet Data (at period end):
Cash and cash equivalents	$612	$6,806	$101,095	$67,834	$76,441	$110,085		$110,085	$76,441	$58,487		$58,487	$320,205
Total assets	9,941	37,559	132,420	142,674	157,350	591,838		591,838	157,350	544,912		544,912	855,254
Total long-term debt, including current maturities	—	4,958	6,175	5,475	5,358	188,526		188,526	5,358	196,231		196,231	—
Members’/stockholders’ equity	8,515	14,504	22,969	55,435	58,141	260,544		260,544	58,141	242,181		242,181	520,747

						HealthSpring,			HealthSpring,		HealthSpring,
	Predecessor					Inc.		Predecessor	Inc.		Inc.
					Period from	Period from	Combined	Period from	Period from	Combined
					January 1,	March 1,	Twelve Months	January 1,	March 1,	Six Months	Six-Months
					2005 to	2005 to	Ended	2005 to	2005 to	Ended	Ended
	Year Ended December 31,				February 28,	December 31,	December 31,	February 28,	June 30,	June 30,	June 30,
	2001(1)	2002(2)	2003(3)	2004(4)	2005(5)	2005(5)	2005(6)	2005(5)	2005(5)	2005(7)	2006
	(Dollars in thousands, except share and unit data)
Operating Statistics:
Medical loss ratio — Medicare Advantage(10)	(8)	(8)	78.06%	78.07%	78.65%	78.33%	78.38%	78.65%	79.78%	79.43%	78.40%
Medical loss ratio — Commercial(10)	(8)	(8)	86.17%	85.25%	78.79%	85.51%	84.41%	78.79%	85.31%	83.14%	87.92%
Medical loss ratio — Part D(10)	—	—	—	—	—	—	—	—	—	—	90.16%
Selling, general and administrative expense ratio(11)	122.44%	42.63%	13.57%	11.49%	12.28%	13.18%	13.06%	12.28%	12.15%	12.19%	11.21%
Members — Medicare Advantage(12)	—	33,560	47,899	63,792	69,236	101,281	101,281	69,236	78,825	78,825	107,651
Members — Commercial(12)	—	53,605	54,280	48,380	40,523	41,769	41,769	40,523	41,397	41,397	38,113
Members — PDP(12)	—	—	—	—	—	—	—	—	—	—	88,139

(1)	On December 21, 2001, the minority shareholders of GulfQuest, LLC, or GulfQuest, converted their 15% interest in GulfQuest into NewQuest, LLC membership units.

(2)	In November, 2002, NewQuest, LLC acquired The Oath — A Health Plan for Alabama, Inc., subsequently renamed HealthSpring of Alabama, Inc., an Alabama for-profit HMO.

(3)	On April 1, 2003, TennQuest Health Solutions, LLC, or TennQuest, exercised an option to acquire an additional 33% interest in HealthSpring Management, Inc., or HSMI, from another shareholder of HSMI. As a result of the acquisition of these shares, the company held 83% of the ownership interests in HSMI and consolidated the results of the operations of HealthSpring of Tennessee, Inc., or HTI, within the company’s operations for the period from April 1, 2003. Prior to April 1, 2003, the company accounted for its ownership interest in HSMI under the equity method. On December 19, 2003, HSMI and HealthSpring USA, LLC each redeemed certain of their outstanding ownership interests, which resulted in the company owning 84.8% of the outstanding ownership interests of HSMI and HealthSpring USA, LLC at December 31, 2003.

(4)	On January 1, 2004, the minority members of TennQuest converted their ownership of TennQuest into 500,000 membership units in NewQuest, LLC, and on February 2, 2004 TennQuest was merged into NewQuest, LLC. Effective December 31, 2004, holders of phantom membership units in NewQuest, LLC converted their phantom units into 306,025 membership units of NewQuest, LLC. In connection with the conversion, the company recognized phantom stock compensation expense of $24.2 million.

(5)	On November 10, 2004, NewQuest, LLC and its members entered into a purchase and exchange agreement with the company as part of the recapitalization. Pursuant to this agreement and a related stock purchase agreement, on March 1, 2005, the GTCR Funds and certain other persons contributed $139.7 million of cash to the company and the members of NewQuest, LLC contributed a portion of their membership units in exchange for preferred and common stock of the company. Additionally, we entered into a $165.0 million term loan, with an additional $15.0 million available pursuant to a revolving loan facility, and issued $35.0 million of subordinated notes. We used the cash contribution and borrowings to acquire the members’ remaining membership units in NewQuest, LLC for approximately $295.4 million in cash. The aggregate transaction value for the recapitalization was $438.6 million, which included $5.3 million of capitalized acquisition related costs and $6.3 million of deferred financing costs. In addition, NewQuest, LLC incurred $6.9 million of transaction costs which were expensed during the two-month period ended February 28, 2005 and $0.0 million and $4.0 million of transaction costs that were expensed during the four-month period ended June 30, 2005 and the ten-month period ended December 31, 2005, respectively. The transactions resulted in the Company recording $323.8 million in goodwill and $91.2 million in identifiable intangible assets.

(6)	The combined financial information for the twelve-month period ended December 31, 2005 includes the results of operations of NewQuest, LLC for the period from January 1, 2005 through February 28, 2005 and the results of operations of the company for the period from March 1, 2005 through December 31, 2005. The combined financial information is for illustrative purposes only, reflects the combination of the two-month period and the ten-month period to provide a comparison with the prior twelve-month periods reflected in the table, and is not presented in accordance with GAAP.

(7)	The combined financial information for the six months ended June 30, 2005 includes the results of operations of NewQuest, LLC for the period from January 1, 2005 through February 28, 2005 and the results of operations of the company for the period from March 1, 2005 through June 30, 2005. The combined financial information is for illustrative purposes only, reflects the combination of the two-month period and the four-month period to provide a comparison with the comparable six-month period in 2006, and is not presented in accordance with GAAP.

(8)	Premium revenues and medical expense are reported in total only and are not separated into Medicare and commercial for 2001 and 2002 as the company did not report information in this format. As a result, the company is not able to determine the Medicare and commercial medical loss ratios for 2001 and 2002.

(9)	A substantial portion of the cash flows for investing and financing activities for the ten-month period ended December 31, 2005 relate to the recapitalization. See “Recapitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — The Recapitalization.”

(10)	The medical loss ratio represents medical expense incurred for plan participants as a percentage of premium revenue for plan participants.

(11)	The selling, general and administrative expense ratio represents selling, general and administrative expenses as a percentage of total revenue.

(12)	At end of each period presented. Data not available for 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based on our current expectations that by their nature involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements. Moreover, past financial and operating performance are not necessarily reliable indicators of future performance and you are cautioned in using our historical results to anticipate future results or to predict future trends. In evaluating any forward-looking statement, you should specifically consider the information set forth under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements” as well as other cautionary statements contained elsewhere in this prospectus, including the matters discussed in “— Critical Accounting Policies and Estimates” below.

Overview

We are a managed care organization that focuses primarily on Medicare, the health insurance program for retired United States citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Medicare is funded by the federal government and administered by CMS. As of June 30, 2006, we owned and operated Medicare health plans, including stand-alone prescription drug plans, in Tennessee, Texas, Alabama, Illinois, and Mississippi. For the six months ended June 30, 2006, approximately 87.2% of our total revenue consisted of premiums we received from CMS pursuant to our Medicare contracts. Although we concentrate on Medicare plans, we also utilize our infrastructure and provider networks in Tennessee and Alabama to offer commercial health plans to individuals and employer groups.

On January 1, 2006, we began offering prescription drug benefits in accordance with Medicare Part D to our Medicare Advantage plan members, in addition to continuing to provide other medical benefits. We sometimes refer to these plans after January 1, 2006 collectively as Medicare Advantage plans and separately as “MA-only” (in other words, without prescription drug benefits) and “MA-PD” (with prescription drug benefits) plans. On January 1, 2006, we also began offering prescription drug benefits on a stand-alone basis in accordance with Medicare Part D. We refer to these as “stand-alone PDP” or “PDP” plans. Accordingly, as of January 1, 2006 we began reflecting our membership by distinguishing between Medicare Advantage and PDP plans and began presenting our financial results, including premium revenue and medical expense, by distinguishing between Medicare (without Part D) and Part D. We have filed an application with CMS to expand our stand-alone PDP program on a national basis in 2007.

In February 2006, we completed our initial public offering, or IPO, of common stock. In the IPO we issued 10.6 million shares of common stock at a price of $19.50 per share. We used the net proceeds of the IPO of approximately $188.8 million to repay all of our outstanding indebtedness, including accrued and unpaid interest and other expenses related to the IPO. In connection with the IPO, the minority interests in our Texas HMO subsidiary were exchanged for 2,040,194 shares of the common stock. In addition, as a result of the IPO, all of our outstanding shares of preferred stock and accrued but unpaid dividends automatically converted into shares of common stock at the IPO price. Upon completion of the IPO, we had approximately 57.3 million shares of common stock outstanding.

Recent Developments

     Agreement to Acquire Florida Medicare HMO

We entered into an agreement in May 2006 to acquire all of the outstanding capital stock of America’s Health Choice Medical Plans, Inc., or America’s Health Choice or AHC, a Florida-licensed HMO currently operating Medicare Advantage health plans in the following seven counties in Florida Brevard, Broward, Indian River, Martin, Okeechobee, Palm Beach, and St. Lucie. AHC has operated under regulatory sanctions issued by CMS in July 2005. Pending administrative review, CMS temporarily lifted marketing and enrollment restrictions on May 1, 2006. For the three months ended June 30, 2006, we recognized $0.9 million of fee revenue relating to its management agreement referenced below. For the year ended December 31, 2005, America’s Health Choice reported approximately $150.0 million in revenue and, as of June 30, 2006, had approximately 13,000 enrolled Medicare Advantage members and approximately 800 members in its stand-alone PDP plan.

Pursuant to the terms of the purchase agreement, we would pay the stockholders of America’s Health Choice $50.0 million in cash, subject to an escrow for balance sheet adjustments and post-closing indemnification obligations, if any. An affiliate of AHC operates 33 medical clinics in and around the same seven county area, which provide medical services to AHC members. We also have an option to purchase the assets of the medical clinics in the event of the closing of the AHC acquisition. The option is exercisable at a formula purchase price subject to a minimum of $5.0 million. In connection with the agreement, a subsidiary of HealthSpring entered into a separate agreement to manage the operations of AHC prior to closing the acquisition. The closing of the acquisition is subject to a number of usual and customary conditions, including the approval of CMS and Florida insurance regulators and our satisfactory completion of due diligence relating to the operations of AHC and its affiliates.

In connection with our due diligence review of AHC and its affiliates, we have recently identified certain areas of concern relating to AHC and its affiliates, including the medical clinics. We have made AHC aware of these concerns. Our and AHC’s review of these issues is in the preliminary stages and there is no definitive timetable for resolving these issues. The acquisition agreement currently provides a general right of termination by either party if its conditions to closing have not been satisfied by October 31, 2006 and by either party if closing has not occurred by December 31, 2006. We previously anticipated that the acquisition would close near the end of the third quarter or the beginning of the fourth quarter of 2006. Because of these recent developments, however, no assurance can be given that our acquisition of AHC will be completed at all or, if it is completed, when the acquisition would close or whether the acquisition will be on the terms currently contemplated.

     Retroactive Risk Adjustments

In July 2006, we were notified by CMS that our retroactive risk adjustment payment for our Medicare Advantage plans (not including Part D) through July was approximately $12.6 million, which payment will be reflected as additional premium in the quarter ending September 30, 2006, in accordance with our policy of recording such adjustments on an as-received basis. As a result of the risk adjustment payment, we expect a favorable after-tax impact on net income of approximately $6.3 million after risk sharing with providers and income taxes. In addition, the impact of the risk adjustments on Medicare Advantage (not including Part D) premiums for the balance of 2006 will be an increase over year-to-date average premiums of 1.5-2.0% which is similar to the amount of the premium increase in 2005 relating to the risk adjustment payment. Retroactive risk adjustment payments reflected as additional premium in the quarter ended September 30, 2005 equaled $8.2 million for the 2005 period through August. Additionally, we received risk adjustment payments in August 2005 of approximately $1.9 million and $1.1 million relating to prescription drug benefits provided by our MA-PD and PDP plans, respectively, which payments are subject to the Part D risk corridor adjustment.

The Recapitalization

HealthSpring, Inc. was formed in October 2004 in connection with a recapitalization transaction, which was accounted for using the purchase method, involving our predecessor, NewQuest, LLC, its members, the GTCR Funds, and certain other investors and lenders. The recapitalization was completed on March 1, 2005. Prior to the recapitalization, NewQuest, LLC was owned 43.9% by our officers and employees, 38.2% by non-management directors of NewQuest, LLC, and 17.9% by outside investors.

In connection with the recapitalization, the company, NewQuest, LLC, its members, the GTCR Funds, and certain other investors entered into a purchase and exchange agreement and other related agreements pursuant to which the GTCR Funds and certain other investors purchased an aggregate of 136,072 shares of our preferred stock and 18,237,587 shares of the common stock for an aggregate purchase price of $139.7 million. The members of NewQuest, LLC exchanged or sold their ownership interests in NewQuest, LLC for an aggregate of $295.4 million in cash (including $17.2 million placed in escrow to secure contingent post-closing indemnification liabilities), 91,082 shares of our preferred stock, and 12,207,631 shares of the common stock. In addition, upon the closing of the recapitalization, the company issued an aggregate of 1,286,250 shares of restricted common stock to employees of the company for an aggregate purchase price of $257,250. The company used the proceeds from the sale of preferred and common stock and $200 million of borrowings under our senior credit facility and senior subordinated notes to fund the cash payments to the members of NewQuest, LLC and to pay expenses and other payments relating to the transaction. These borrowings were repaid in full in connection with our IPO in February 2006. Immediately following the recapitalization, the company was owned 55.1% by the GTCR Funds, 28.7% by our executive officers and employees, and 16.2% by outside investors, including one of our non-employee directors. In connection with the IPO, the GTCR Funds sold 11.02 million shares of common stock, thereby reducing their ownership to 23.9% of our outstanding common stock. Following this offering, the GTCR Funds will own approximately 9.0% of our outstanding shares of common stock, or approximately 6.7% if the underwriters’ exercise their option to purchase an additional 1,350,000 shares of common stock.

Prior to the recapitalization, approximately 15% of the ownership interests in two of our Tennessee management subsidiaries and approximately 27% of the membership interests of our Texas HMO subsidiary, Texas HealthSpring, LLC, were owned by outside investors. Contemporaneously with the recapitalization, we purchased all of the minority interests in our Tennessee subsidiaries for an aggregate consideration of approximately $27.5 million and a portion of the membership interests held by the minority investors in Texas HealthSpring, LLC for aggregate consideration of approximately $16.8 million. Following the purchase, the outside investors in Texas HealthSpring, LLC owned an approximately 9% ownership interest. In June 2005, Texas HealthSpring completed a private placement pursuant to which it issued new membership interests to existing and new investors, primarily physicians affiliated with RPO, for net proceeds of $7.9 million. Following this private placement, and as of December 31, 2005, the outside investors owned an approximately 15.9% interest in Texas HealthSpring, LLC, which interest was automatically exchanged, without additional consideration, for 2,040,194 shares of the common stock immediately prior to the IPO. Certain of these former minority owners in Texas HealthSpring, LLC are selling shares of common stock in this offering. See “Principal and Selling Stockholders.”

The recapitalization was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations. The aggregate transaction value for the recapitalization was $438.6 million, which included $5.3 million of capitalized acquisition related costs and $6.4 million of deferred financing costs. In addition, the company incurred $6.9 million of transaction costs that were expensed during the two-month period ended February 28, 2005 and $4.0 million of costs that were expensed during the ten-month period ended December 31, 2005. As a result of the recapitalization, the company acquired $438.6 million of net assets, including $91.2 million of identifiable intangible assets and goodwill of approximately $315.1 million. Of the $91.2 million of identifiable intangible assets we recorded, $24.5 million has an indefinite life, and the remaining $66.7 million is being amortized over periods ranging from two to 15 years.

Basis of Presentation

HealthSpring as it existed prior to the March 1, 2005 recapitalization is sometimes referred to as “predecessor.” For purposes of comparing our 2005 six-month results with the comparable 2006 period, we have combined the results of operations of the predecessor from January 1, 2005 through February 28, 2005 and of the company for March 1, 2005 through June 30, 2005. For purposes of comparing our 2006 six-month results with the comparable 2005 period and 2005 twelve-month results with the comparable 2004 and 2003 periods, we have combined the results of operations of the predecessor from January 1, 2005 through February 28, 2005 and of the company for the period from March 1, 2005 through June 30, 2005 and through December 31, 2005, respectively. These combined presentations are not in accordance with GAAP; however, we believe they are useful in analyzing and comparing certain of our operating trends for the six months ended June 30, 2005 and June 30, 2006 and for the years ended December 31, 2003, 2004 and 2005. The combined and consolidated results of operations include the accounts of HealthSpring, Inc. and all of its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

Results of Operations

Revenue

General.  Our revenue consists primarily of (i) premium revenue we generate from our Medicare and commercial lines of business; (ii) fee revenue we receive for management and administrative services provided to independent physician associations, health plans, and self-insured employers, and for access to our provider networks; and (iii) investment income.

Premium Revenue.  Our Medicare and commercial lines of business include all premium revenue we receive in our health plans. Our Medicare contracts entitle us to premium payments from CMS, on behalf of each Medicare beneficiary enrolled in our plans, generally on a per member per month, or PMPM, basis. In our commercial HMOs, we receive a monthly payment from or on behalf of each enrolled member. In both our commercial and Medicare plans we recognize premium revenue during the month in which the company is obligated to provide services to an enrolled member. Premiums we receive in advance of that date are recorded as deferred revenue.

Premiums for our Medicare and commercial products are generally fixed by contract in advance of the period during which health care is covered. Each of our Medicare plans submits rate proposals to CMS, generally by county or service area, in June for each Medicare product that will be offered beginning January 1 of the subsequent year. Retroactive rate adjustments are made periodically with respect to each of our Medicare Advantage plans based on the aggregate health status and risk scores of our plan populations because they are not estimable. These rate adjustments are recorded as received. Our commercial premiums are generally fixed for the plan year, in most cases beginning January 1.

To participate in Part D, we were required to provide written bids to CMS, which among other items, included the estimated costs of providing prescription drug benefits. Premium payments from CMS are based on these estimated costs. The amount of CMS payments relating to the Part D standard coverage for our MA-PD and PDP plans is subject to adjustment, positive or negative, based upon the application of risk corridors that compare our prescription drug costs in our bids to CMS to our actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to us or our refunding to CMS a portion of the premium payments we previously received. We estimate and recognize adjustments to premium revenue related to estimated risk corridor payments based upon our actual prescription drug cost for each reporting period as if the annual contract were to end at the end of each reporting period.

Certain Part D payments from CMS represent payments for claims we pay for which we assume no risk, including reinsurance and low-income cost subsidies. We account for these subsidies as funds held for the benefit of members on our balance sheet and as a financing activity in our statement of cash flows. We do not recognize premium revenue or claims expense for these subsidies as these amounts represent pass-through payments from CMS to fund deductibles, co-payments and other member benefits. We recognize prescription drug costs as incurred, net of rebates from drug companies. We have subcontracted the prescription drug claims administration to a third party pharmacy benefits manager.

Fee Revenue.  Fee revenue includes amounts paid to us for management services provided to independent physician associations and health plans. Our management subsidiaries typically generate fee revenue on one of three principal bases: (1) as a percentage of revenue collected by the relevant health plan; (2) as a fixed PMPM payment or percentage of revenue for members serviced by the relevant independent physician association; or (3) as fees we receive for offering access to our provider networks and for administrative services we offer to self-insured employers. Fee revenue is recognized in the month in which services are provided. In addition, pursuant to certain of our management agreements with independent physician associations, we receive fees based on a share of the profits of the independent physician associations. To the extent these fees relate to members of our HMO subsidiaries, the fees are recognized as a credit to medical expense. Management fees calculated based on profits are recognized, as fee revenue or as a credit to medical expense, if applicable, when we can readily determine that such fees have been earned, which determination is typically made on a monthly basis.

Investment Income.  Investment income consists of interest income and gross realized gains and losses incurred on short term available for sale and long term held to maturity investments.

Medical Expense

Our largest expense is the cost of medical services we arrange for our members, or medical expense. Medical expense for our Medicare and commercial plans primarily consist of payments to physicians, hospitals, and other health care providers for services provided to our Medicare Advantage and commercial members. We generally pay our providers on one of three bases: (1) fee-for-service contracts based on negotiated fee schedules; (2) capitated arrangements, generally on a fixed PMPM payment basis, whereby the provider generally assumes some or all of the medical expense risk; and (3) risk-sharing arrangements, whereby we advance a capitated PMPM amount and share the risk of the medical costs of our members with the provider based on actual experience as measured against pre-determined sharing ratios.

One of our primary tools for managing our business and measuring our profitability is our medical loss ratio, or MLR, the ratio of our medical expenses to the premiums we receive. Changes in the MLR from period to period result from, among other things, changes in Medicare funding or commercial premiums, changes in benefits offered by our plans, our ability to manage medical expense, and changes in accounting estimates related to incurred but not reported, or IBNR, claims. We use MLRs both to monitor our management of medical expenses and to make various business decisions, including what plans or benefits to offer, what geographic areas to enter or exit, and our selection of healthcare providers. We analyze and evaluate our Medicare and commercial MLRs separately.

Percentage Comparisons

The following table sets forth the consolidated and combined statements of income data expressed as a percentage of revenues for each period indicated.

				Six Months	Six Months
				Ended	Ended
	Year Ended December 31,			June 30,	June 30,
Revenue:	2003	2004	2005	2005	2006
			(Combined)	(Combined)

Premium:
Medicare premiums	64.4%	72.4%	82.4%	80.4%	87.2%
Commercial premiums	32.4	24.4	14.8	16.5	10.2

Total premiums	96.8	96.8	97.2	96.9	97.4
Fee revenue	3.0	3.0	2.4	2.7	1.9
Investment income	0.2	0.2	0.4	0.4	0.7

Total Revenue	100.0	100.0	100.0	100.0	100.0

Expenses:
Medical expense	78.2	77.3	77.0	77.6	79.2
Selling, general and administrative expense	13.6	11.5	13.1	12.2	11.2
Transaction expense	—	—	1.3	1.8	—
Phantom stock compensation	—	4.0	—	—	—
Depreciation and amortization expense	0.6	0.6	0.8	0.8	0.8
Interest expense	0.1	—	1.7	1.5	1.3

Total expenses	92.5	93.4	93.9	93.9	92.5

Equity in earnings of unconsolidated affiliates	0.6	—	—	—	—
Income before minority interest and income taxes	8.1	6.6	6.1	6.1	7.5
Minority interest	(1.5)	(1.0)	(0.4)	(0.4)	—

Income before income taxes	6.6	5.6	5.7	5.7	7.5
Income tax expense	1.5	1.5	2.3	2.4	2.8

Net income	5.1	4.1	3.4	3.3	4.7
Preferred dividends	—	—	1.8	1.6	0.3

Net income available to members or common stockholders	5.1%	4.1%	1.6%	1.7%	4.4%

Membership

Our primary source of revenue is monthly premium payments we receive based on membership enrolled in our managed care plans. The following table summarizes our Medicare Advantage, stand-alone PDP, and commercial plan membership as of the dates indicated.

	December 31,			June 30,
	2003	2004	2005	2005	2006

Medicare Advantage Membership(1)
Tennessee	25,772	29,862	42,509	35,720	44,814
Texas	15,637	21,221	29,706	25,348	32,225
Alabama	6,490	12,709	24,531	16,014	24,669
Illinois(2)	—	—	4,166	1,743	5,518
Mississippi(3)	—	—	369	—	425

Total	47,899	63,792	101,281	78,825	107,651

Medicare Stand-Alone PDP Membership	—	—	—	—	88,139
Commercial Membership(4)
Tennessee	32,668	32,139	29,859	29,018	28,810
Alabama	21,612	16,241	11,910	12,379	9,303

Total	54,280	48,380	41,769	41,397	38,113	(5)

(1)	Includes MA-only and MA-PD membership.

(2)	We commenced operations in Illinois in December 2004.

(3)	We commenced enrollment efforts in Mississippi in July 2005.

(4)	Does not include members of commercial PPOs owned and operated by unrelated third parties that pay us a fee for access to our contracted provider network.

(5)	We expect a decrease of at least 10,000 commercial members beginning January 1, 2007 as a result of the discontinuation of coverage with two large employers in Tennessee. We also expect a decrease of 5,000 commercial members effective October 1, 2006 as a result of the discontinuation of coverage with a large employer in Alabama and expect Alabama commercial membership at December 31, 2006 to be under 3,000.

The annual enrollment and lock-in provisions of the Medicare Modernization Act of 2003 took full effect on June 30, 2006. After June 30, generally only seniors turning 65 (so called “age-ins”), Medicare beneficiaries who permanently relocate to another service area, and dual-eligible beneficiaries and others who qualify for special needs plans will be permitted to enroll in or change Medicare plans. Accordingly, we are currently focusing our sales, marketing, and enrollment efforts on persons not subject to lock-in.

Medicare Advantage.  Our Medicare Advantage membership increased by 6.3% to 107,651 members at June 30, 2006 as compared to 101,281 members at December 31, 2005. The substantial majority of this increase was attributable to growth in membership in our existing core markets in Tennessee, Texas, Alabama and Illinois through increased penetration in existing service areas and geographic expansion into new counties contiguous to existing service areas.

Stand-Alone PDP.  Stand-alone PDP membership was 88,139 at June 30, 2006. In connection with the initial implementation of Part D, effective as of January 1, 2006, HealthSpring received automatic assignments of approximately 90,000 PDP members. This initial membership declined as many of these auto-assigned members selected other Medicare plans, including other PDPs. On May 1, 2006, HealthSpring received additional automatic assignments of approximately 20,000 PDP members.

Commercial.  Our commercial HMO membership declined from 41,769 members at December 31, 2005 to 38,113 members at June 30, 2006, or by 8.8%, primarily as a result of our decision to increase premiums to maintain our commercial margins and the discontinuance of certain unprofitable customer and provider relationships in Alabama and Tennessee. We expect a decrease of 5,000 commercial members effective October 1, 2006 as a result of the discontinuation of coverage with a large employer in Alabama and expect Alabama commercial membership at December 31, 2006 to be under 3,000. We also expect a decrease of at least 10,000 commercial members beginning January 1, 2007 as a result of the discontinuation of coverage with two large employers in Tennessee.

Comparison of the Six-Month Period Ended June 30, 2006 to the Combined Six-Month Period Ended June 30, 2005

Revenue

Total revenue was $629.4 million in the six-month period ended June 30, 2006 as compared with $377.6 million for the same period in 2005, representing an increase of $251.8 million, or 66.7%. The components of revenue were as follows:

Premium Revenue:  Total premium revenue for the six months ended June 30, 2006 was $613.1 million as compared with $365.8 million in the same period in 2005, representing an increase of $247.4 million, or 67.6%. The components of premium revenue and the primary reasons for changes were as follows:

Medicare Advantage:  Medicare premiums were $451.4 million in the six months ended June 30, 2006 versus $303.3 million in the prior year, representing an increase of $148.1 million, or 48.8%. The increase in Medicare Advantage premiums in 2006 is primarily attributable to the 44.0% increase in membership months to 626,469 for the six months ended June 30, 2006 from 435,155 for the comparable period of 2005. An increase in our average PMPM premium to $720.60 for the first six months of 2006 from $697.10 for the comparable 2005 period, or by 3.4%, also contributed to the increase in premium revenue. For the six months ended June 30, 2006, Medicare Advantage premiums represented 73.6% of total premium revenue and 71.7% of total revenue, as compared with 82.9% and 80.3%, respectively, for the prior year comparable period. This percentage decline is primarily the result of Medicare Part D premiums that we began receiving as of January 1, 2006.

Medicare Part D:  Medicare Part D premiums were $97.6 million in the six months ended June 30, 2006. Our average PMPM premiums received from CMS were $86.94 for MA-PD members and $104.60 for stand-alone PDP members for the six months ended June 30, 2006. For the six months ended June 30, 2006, Medicare Part D premiums represented 15.9% of total premium revenue and 15.5% of total revenue.

Commercial:  Commercial premiums were $64.1 million in the six months ended June 30, 2006 as compared with $62.4 million in the 2005 comparable period, reflecting an increase of $1.7 million, or 2.7%. The increase was attributable to an average commercial premium increase of approximately 7.6%, offset by the decline in membership. For the first six months of 2006, commercial premiums represented 10.5% of total premium revenue and 10.2% of total revenue versus 17.1% and 16.5%, respectively, for the prior year. Because of the expansion of our Medicare program, continuing Medicare member growth in existing service areas, our decision to exit the individual and small employer group commercial markets in Alabama, the anticipated loss of a large employer customer in Alabama, and the implementation of Medicare Part D, we expect commercial premium revenue as a percentage of total premium revenue and total revenue to continue to decline in the future.

Fee Revenue.  Fee revenue was $11.7 million in the first six months of 2006 as compared with $10.3 million in the comparable period of 2005, representing an increase of $1.4 million, or 13.8%.

The increase was primarily attributable to the addition of the new management agreement with AHC and growth in membership, partially offset by decreases in other fee revenue.

Investment Income.  Investment income was $4.6 million for the first six months of 2006 versus $1.5 million for the comparable period of 2005, reflecting an increase of $3.1 million, or 203.9%. The increase is attributable primarily to an increase in average invested and cash balances, coupled with a higher average yield on these balances.

Medical Expense

Medicare Advantage.  Medicare Advantage medical expense for the six months ended June 30, 2006 increased $113.0 million, or 46.9%, to $353.9 million from $240.9 million for the comparable period of 2005, primarily as a result of increased membership. For the six months ended June 30, 2006, Medicare Advantage MLR was 78.40% versus 79.43% for the same period of 2005, although these statistics are not fully comparable as the prior year comparable period includes prescription drug costs that are now covered by and accounted for in Medicare Part D. The improvement is primarily attributable to improvements in medical cost trends, a lighter flu season and favorable prior period reserve developments offset by higher than anticipated medical expense in our Tennessee HMO, including an accrual of $4.2 million of medical expense (of which $3.8 million was recorded as Medicare medical expense) in connection with the settlement with a middle Tennessee hospital system. Our Medicare Advantage medical expense calculated on a PMPM basis was $564.93 for the six months ended June 30, 2006, compared with $553.68 for 2005, reflecting an increase of 2.03%.

Medicare Part D.  Medicare Part D medical expense for the six months ended June 30, 2006 was $88.0 million reflecting an MLR of 90.16%. Because of the Part D product benefit design, HealthSpring incurs prescription drug costs unevenly throughout the year, including a disproportionate amount of prescription drug costs in the first half of the year. Part D expense includes prescription drug costs for members of other Part D plans. These amounts, net of related drug manufacturers rebates and a $3.8 million receivable for non-member drug costs in connection with CMS’s process for plan-to-plan reconciliation, have been reflected in the statement of income as Part D medical expense.

Commercial.  Commercial medical expense increased by $4.5 million, or 8.6%, to $56.4 million for the first six months of 2006 as compared to $51.9 million for the same period of 2005. The commercial MLR was 87.92% for the first six months of 2006 as compared with 83.14% in the same period in 2005, an increase of 478 basis points, which was primarily attributable to an unusually large number of high dollar in-patient cases during the 2006 second quarter combined with approximately $400,000 accrued on behalf of the commercial line of business relating to the settlement with the middle Tennessee hospital system discussed above.

Selling, General, and Administrative Expense

SG&A expense for the six months ended June 30, 2006 was $70.6 million as compared with $53.0 million for the same prior year period, an increase of $17.6 million, or 33.2%. The prior period amount includes transaction expenses of $6.9 million as incurred in conjunction with the recapitalization.

The increase in SG&A expense was attributable, in part, to an increase in personnel, including increases in corporate personnel in connection with the IPO and to support the implementation of Part D, increased sales commissions resulting from the increased membership, the recognition of stock compensation expense in connection with the adoption of SFAS No. 123R effective as of January 1, 2006 and other spending associated with supporting and sustaining our membership growth, including expansion into new geographic areas. As a percentage of revenue, SG&A expense was 11.2% for the first six months of 2006 as compared with 12.2% for the same prior year period.

Depreciation and Amortization Expense

Depreciation and amortization expense was $4.9 million in the six months ended June 30, 2006 as compared with $2.9 million in the same combined period of 2005, representing an increase of $2.0 million, or 68.4%. The increase is primarily attributable to the amortization of identifiable intangible assets recorded in conjunction with the recapitalization. Amortization related to the recapitalization in the amount of $3.8 million was recorded during the first six months of 2006 as compared with $1.9 million in the first six months of 2005. Amortization in 2006 includes approximately $0.8 million as a result of the accelerated write-off of recorded intangibles for customer relationships in Alabama. We are writing down these intangibles in anticipation of expected decreases in membership in Alabama.

Interest Expense

Interest expense was $8.5 million in the six-month period ended June 30, 2006 as compared with $5.8 million in the same combined period of 2005. Most of our interest expense in 2006 related to the write-off of deferred financing costs in the amount of $5.4 million and an early pay-off penalty of $1.1 million related to the payoff of all our outstanding indebtedness and related accrued interest in February 2006 with proceeds from the IPO. Interest expense in 2005 related primarily to our indebtedness incurred in connection with the recapitalization.

Minority Interest

Minority interest was $0.3 million in the six months ended 2006 as compared with $1.7 million in the same combined period of 2005. The change is attributable to the inclusion of minority interest ownership in our Tennessee HMO and management subsidiaries and a higher minority interest ownership in our Texas HMO subsidiary for the two months of 2005 prior to the recapitalization. Contemporaneously with the recapitalization, we purchased all of the minority interests in the Tennessee subsidiaries. In conjunction with the IPO in February 2006, all minority interest ownership in the Texas HMO subsidiary was exchanged for the common stock.

Income Tax Expense

For the six months ended June 30, 2006, income tax expense was $17.5 million, reflecting an effective tax rate of 37.1%, versus $8.9 million, reflecting an effective tax rate of 41.8%, for the same combined period of 2005. The higher effective tax rate in 2005 was the result of losses at several of our subsidiaries, which are consolidated for accounting purposes, not being available for tax purposes given such subsidiaries’ prior status as pass-through entities for tax purposes.

Preferred Dividend

In the six months ended June 30, 2006, we accrued $2.0 million of dividends payable on the preferred stock issued in connection with the recapitalization as compared to a dividend accrued in the same combined period in 2005 of $6.1 million for the four months following the recapitalization. In February 2006, in connection with the IPO, the preferred stock and all accrued and unpaid dividends were converted into common stock.

Comparison of the Combined Twelve Month Period Ended December 31, 2005 to the Year Ended December 31, 2004

Membership

Our Medicare Advantage membership increased by 58.8% to 101,281 members at December 31, 2005 as compared to 63,792 members at December 31, 2004. The substantial majority of this increase was attributable to growth in membership in our existing core markets in Tennessee, Texas and Alabama through increased penetration in existing service areas and geographic expansion into new counties contiguous to existing service areas. Enrollment efforts in our new markets, Illinois and Mississippi, which commenced in December 2004 and July 2005, respectively, also contributed to the increase. Our commercial HMO membership declined by 13.7% over the same period, from 48,380 to 41,769, primarily as a result of our decision to increase premiums to maintain our commercial margins and the discontinuance of certain unprofitable customer and provider relationships in Alabama and Tennessee.

Revenue

Total revenue was $856.8 million in the combined twelve months of 2005 as compared with $599.4 million for 2004, representing an increase of $257.4 million, or 42.9%. The components of revenue were as follows:

Premium Revenue.  Total premium revenue for the combined twelve months of 2005 was $832.5 million as compared with $580.0 million in 2004, representing an increase of $252.5 million, or 43.5%. The components of premium revenue and the primary reasons for changes were as follows:

Medicare:  Medicare premiums were $705.7 million in the combined twelve months of 2005 versus $433.7 million in the prior year, representing an increase of $272.0 million, or 62.7%. The primary factors affecting changes in Medicare premium revenue include membership (which we measure in member months), premium rates and risk scores, the geographic mix of our Medicare members, and the mix of our members qualifying as dual-eligibles. The increase in Medicare premiums in 2005 is primarily attributable to the 46.1% increase in membership months to 996,929 for the combined twelve months of 2005 from 682,331 for the comparable period of 2004. An increase in our average PMPM premium to $707.85 for the combined twelve months of 2005 from $635.66 for 2004, or by 11.4%, also contributed to the increase in premium revenue. Approximately $9.8 million, or $9.82 PMPM, of the rate increase was attributable to retroactive risk payments received from CMS during the combined twelve months ended December 31, 2005. For the combined twelve months of 2005, Medicare premiums represented 84.8% of total premium revenue and 82.4% of total revenue as compared with 74.8% and 72.4%, respectively, for the comparable period of the prior year.

Commercial:  Commercial premiums were $126.9 million in the combined twelve months of 2005 as compared with $146.3 million in 2004, reflecting a decrease of $19.4 million, or 13.3%. The decline in commercial premiums is attributable to the decline in commercial membership months to 497,973 for the combined twelve month period ended December 31, 2005 from 614,295 for 2004, or by 18.9%, which was partially offset by average commercial premium increases of approximately 7.0% over the same period. For the combined twelve months of 2005, commercial premiums represented 15.2% of total premium revenue and 14.8% of total revenue versus 25.2% and 24.4%, respectively, for the prior year. Because of our expansion of our Medicare program into Mississippi and new areas in Tennessee, Texas, and Illinois, continuing Medicare member growth in existing service areas, our recent decision to exit the individual and small employer group commercial markets in Alabama, and the implementation of Medicare Part D as of January 1, 2006, we expect commercial premium revenue as a percentage of total premium revenue and total revenue to continue to decline in the future.

Fee Revenue.  Fee revenue was $20.4 million in the combined twelve months of 2005 as compared with $17.9 million in 2004, representing an increase of $2.5 million, or 13.9%. The increase was primarily attributable to the addition of a new independent physician association in Tennessee in January 2005, increases in independent physician association management fees, which are calculated by reference to increased PMPM premiums, and the increase in Medicare Advantage membership.

Investment Income.  Investment income was $3.8 million for the combined twelve months of 2005 versus $1.4 million for 2004, reflecting an increase of $2.4 million, or 171.4%. The increase is attributable primarily to an increase in average invested and cash balances, coupled with a higher average yield on these balances.

Medical Expense

Medicare medical expense for the combined twelve months ended December 31, 2005 increased $214.5 million, or 63.3%, to $553.1 million from $338.6 million for 2004, primarily as a result of increased membership. Commercial medical expense decreased by $17.6 million, or 14.2%, to $107.1 million for the combined twelve months of 2005 as compared to $124.7 million for 2004, primarily as a result of the decrease in commercial membership over the same period.

For the combined twelve months ended December 31, 2005, the Medicare MLR was 78.38% versus 78.07% for 2004, reflecting an increase of 31 basis points, which was primarily attributable to general medical cost inflation, higher Medicare inpatient admissions per thousand, an increase in the average cost per admission, and an increase in benefits, including implementation of a fitness program in all markets and increased drug benefits in selected markets, offset in part by favorable Medicare premium rates. Our Medicare medical expense calculated on a PMPM basis was $554.79 for the combined twelve months ended December 31, 2005, compared with $496.29 for 2004, reflecting an increase of 11.8%, which was primarily attributable to a higher mix of dual-eligible beneficiaries in 2005. The commercial MLR was 84.41% for the combined twelve months of 2005 as compared with 85.25% in 2004, a decrease of 84 basis points, which was primarily attributable to improvement in commercial premiums and relatively flat cost trends.

Selling, General, and Administrative Expense

Selling, general, and administrative, or SG&A, expense for the combined twelve months ended December 31, 2005 was $111.9 million (not including the $10.9 million of transaction expense described below) as compared with $68.9 million for the prior year, an increase of $43.0 million, or 62.4%. As a percentage of revenue, SG&A expense was 13.06% for the combined twelve months of 2005 versus 11.49% for the prior year, an increase of 157 basis points. The increase in SG&A expense was attributable, in part, to an increase in personnel, including increases in corporate personnel in anticipation of the IPO, increased sales commissions resulting from the increased membership, and other spending associated with supporting and sustaining our membership growth, including expansion into new geographic areas. During late 2004 and early 2005, we commenced expansion into selected counties surrounding Chattanooga and Memphis, Tennessee as well as into the Chicago, Illinois metropolitan area. As we expand into new service areas, we incur a significant amount of expense in advance of the effective member enrollment dates, when we begin to collect revenue for new members. During 2005, the company incurred approximately $6.8 million of expense associated with this expansion activity. In addition, in 2005 we incurred approximately $4.0 million of incremental expense relating primarily to sales and marketing activities associated with the implementation of our Medicare Part D programs and new membership recruitment and enrollment and $1.7 million of stock compensation expense.

Transaction Expense

Transaction expense of $10.9 million was incurred in the combined twelve months of 2005 in conjunction with the recapitalization. This expense includes fees paid to financial and legal advisors and other expenses, including $4.0 million related to a settlement with RPO. See Notes 7 and 23 to our Consolidated Financial Statements for the year ending December 31, 2005 included elsewhere in this prospectus.

Depreciation and Amortization Expense

Depreciation and amortization expense was $7.3 million in the combined twelve months of 2005 as compared with $3.2 million in 2004, representing an increase of $4.1 million, or 128.1%. The increase is primarily attributable to the amortization of identifiable intangible assets recorded in conjunction with the recapitalization. Amortization related to the recapitalization in the amount of $5.0 million was recorded during the combined twelve months of 2005. Management currently expects that amortization relating to the identifiable intangible assets recorded in the recapitalization for 2006 will be approximately $7.3 million, which includes the acceleration of amortization of certain identifiable intangible assets as a result of our Alabama HMO’s decision following the recapitalization to exit the individual and small employer commercial business.

Interest Expense

Interest expense was $14.5 million in the combined twelve months of 2005. Almost all of the company’s interest expense related to the senior credit facility and senior subordinated notes put in place in conjunction with the recapitalization. For the combined twelve months ended December 31, 2005, we recorded interest expense of $9.0 million related to our senior credit facility and $4.5 million related to our senior subordinated notes. Additionally, interest expense in the combined twelve months of 2005 includes $0.9 million for amortization of deferred finance costs. The effective annual interest rate during the combined twelve months of 2005 on the senior credit facility was 6.6% and on the senior subordinated notes was 15%, 12% of which was payable in cash and 3% of which accrued quarterly and was added to the outstanding principal amount. In February 2006, in connection with the IPO, the company repaid all of its outstanding indebtedness and related accrued interest, and wrote off related deferred financing costs of $5.5 million.

Minority Interest

Minority interest was $3.2 million in the combined twelve months of 2005 as compared with $6.3 million in 2004. The change is attributable to the elimination of minority interest ownership in our Tennessee HMO and management subsidiaries and the reduction of minority interest ownership interest in our Texas HMO subsidiary in connection with the recapitalization. The earnings of these subsidiaries increased in 2005 as compared with 2004, which would have resulted in an increase in minority interest if it had not been offset by our increases in ownership. In conjunction with the IPO, all minority interest ownership in the Texas HMO subsidiary was exchanged for shares of our common stock.

Income Tax Expense

For the combined twelve months ended December 31, 2005, income tax expense was $19.8 million, reflecting an effective tax rate of 40.3%, versus $9.2 million, reflecting an effective tax rate of 27.4%, for 2004. The increase in the effective tax rate is a result of the fact that our predecessor and several of its subsidiaries were pass-through tax entities that were taxed at the member level and the successor is taxed on a consolidated basis at the corporate level.

Preferred Dividend

In the combined twelve months ended December 31, 2005, we accrued $15.6 million of dividends payable on the preferred stock issued in connection with the recapitalization. The $227.2 million liquidation value of preferred stock had an accumulating dividend of 8%, whether declared or paid. In February 2006, in connection with the IPO, the preferred stock and all accrued and unpaid dividends were automatically converted into common stock.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

As previously noted, prior to April 1, 2003, the predecessor accounted for its Tennessee management subsidiary, HealthSpring Management, Inc., or HSMI, including HSMI’s wholly owned subsidiary, HealthSpring of Tennessee, Inc., or HTI, our Tennessee HMO, using the equity method. On April 1, 2003, the predecessor increased its ownership of HSMI to 83% and consolidated the results of HSMI and HTI for the balance of 2003 and all of 2004. Although not in accordance with GAAP, management believes the changes from 2003 to 2004 in results of operations and the reasons therefore are best understood by comparing 2003 as adjusted to reflect HSMI on an “as if consolidated basis” for the first quarter of 2003 to 2004 as reported. The adjustments to statement of income data for 2003 to reflect HSMI on an “as if consolidated basis” are set forth in the table below:

		HSMI for the
		Period from
		January 1,	Year Ended
	Year Ended	2003 through	December 31,	Year Ended
	December 31,	March 31,	2003	December 31,
	2003	2003	As Adjusted	2004
	(In thousands)

Revenue:
Premium:
Medicare premiums	$240,037	$58,794	$298,831	$433,729
Commercial premiums	120,877	20,187	141,064	146,318

Total premiums	360,914	78,981	439,895	580,047
Fee revenue	11,054	(52)	11,002	17,919
Investment income	695	136	831	1,449

Total revenue	372,663	79,065	451,728	599,415
Expenses:
Medical expense
Medicare expense	187,368	51,385	238,753	338,632
Commercial expense	104,164	15,772	119,936	124,743

Total medical expense	291,532	67,157	358,689	463,375
Selling, general and administrative	50,576	7,507	58,083	68,868
Phantom stock compensation	—	—	—	24,200
Depreciation and amortization	2,361	412	2,773	3,210
Interest	256	—	256	214

Total operating expenses	344,725	75,076	419,801	559,867

Income before equity in earnings of unconsolidated affiliates, minority interest, and income taxes	$27,938	$3,989	$31,927	$39,548
Equity in earnings of unconsolidated affiliates	2,058	(1,994)	64	234

Income before minority interest and income taxes	29,996	1,995	31,991	39,782
Minority interest	(5,519)	(1,995)	(7,514)	(6,272)

Income before income taxes	24,477	—	24,477	33,510
Income tax expense	5,417	—	5,417	9,193

Net income	$19,060	$—	$19,060	$24,317

Membership

Our Medicare Advantage membership increased by 33.2%, to 63,792 members at December 31, 2004, as compared to 47,899 members at December 31, 2003. This increase was attributable to growth in membership in all of our existing markets — Tennessee (4,090, or 15.9%, increase in members), Texas (5,584, or 35.7%, increase), and Alabama (6,219, or 95.8%, increase) — through increased penetration in existing service areas and geographic expansion into new counties contiguous to existing service areas. Our commercial membership declined by 10.9% over the same period, from 54,280 to 48,380, primarily as a result of the decision to discontinue certain unprofitable customer and provider relationships and markets in Alabama and Tennessee.

Revenue

Total revenue was $599.4 million for 2004 as compared with $451.7 million for 2003, as adjusted, an increase of $147.7 million, or 32.7%. The components of revenue were as follows:

Premium Revenue.  Total premium revenue for 2004 was $580.0 million as compared with $439.9 million in 2003, as adjusted, representing an increase of $140.1 million, or 31.8%. Total premium revenue accounted for 96.8% and 97.4%, as adjusted, of our total revenue in 2004 and 2003, respectively. The components of premium revenue were as follows:

Medicare:  Medicare premium revenue for 2004 was $433.7 million versus $298.8 million in 2003, as adjusted. The increase in Medicare premium revenue in 2004 by $134.9 million, or 45.1%, over 2003 is primarily attributable to a 13.0% increase in our average PMPM premiums, to $635.66 in 2004 from $562.53 in 2003, and a 28.4% increase in Medicare member months, to 682,331 in 2004 from 531,266 in 2003. Medicare premium revenues also increased because of the accelerating growth of Medicare members, particularly dual-eligible members, in Texas and Alabama, where our PMPM reimbursement rates were higher than in Tennessee. Medicare premium revenue accounted for 74.8% of total premium revenue in 2004 as compared to 67.9% of total premium revenue in 2003, as adjusted.

Commercial.  Commercial premiums were $146.3 million in 2004 as compared with $141.1 million in 2003, as adjusted, reflecting an increase of $5.2 million, or 3.7%. The increase in commercial premiums is attributable to an average premium increase of $19.37, or 8.7%, which was partially offset by a 4.7% decline in commercial member months.

Fee Revenue.  Fee revenue was $17.9 million for 2004 as compared with $11.0 million, as adjusted, in the prior year, an increase of $6.9 million, or 62.9%. The increase was primarily attributable to increased Medicare membership and Medicare premiums in our managed independent physician associations.

Investment Income.  Investment income was $1.4 million for 2004 as compared with $0.8 million for the prior year, as adjusted, reflecting an increase of $0.6 million, or 74.4%. The increase is attributable primarily to an increase in average invested balances.

Medical Expense

Total medical expense for 2004 was $463.4 million as compared with $358.7 million for 2003, as adjusted, reflecting an increase of $104.7 million, or 29.2%. Medicare medical expense for 2004 was $338.6 million as compared $238.8 million for 2003, as adjusted. Commercial medical expense for 2004 was $124.7 million as compared to $119.9 million for 2003, as adjusted.

The components of medical expense and the corresponding MLR, by line of business were, for the periods indicated, as follows:

	2003
	As Adjusted	2004
	(In thousands)

Premium Revenue:
Medicare	$298,831	$433,729
Commercial	141,064	146,318

	$439,895	$580,047
Medical Expense:
Medicare	$238,753	$338,632
Commercial	119,936	124,743

	$358,689	$463,375
Medical Loss Ratio (MLR):
Medicare	79.90%	78.07%
Commercial	85.02%	85.25%

For 2004, the Medicare MLR was 78.07% compared with 79.90% for 2003, as adjusted, a decrease of 183 basis points. The decline in Medicare MLR in 2004 was primarily the result of the favorable impact of risk-adjusted revenue received from CMS during the third quarter of 2004, which included positive retrospective adjustments back to January 2004. Our Medicare medical expense calculated on a PMPM basis was $496.29 for 2004 compared with $449.40 for 2003, as adjusted, reflecting an increase of 10.4%. Commercial MLR of 85.25% in 2004 was relatively flat as compared to 85.02% in 2003, as adjusted.

Selling, General, and Administrative Expense

SG&A expense for 2004 was $68.9 million versus $58.1 million in 2003, as adjusted, reflecting an increase of $10.8 million, or 18.6%. This increase over 2003 was primarily attributable to an increase in headcount, an increase in general advertising and marketing expense, and approximately $1.3 million of incremental administrative expense associated with the new market expansion into Illinois. As a percentage of total revenue, SG&A expense was 11.49% for 2004 versus 12.86% for 2003, as adjusted, a decrease of 137 basis points.

Phantom Stock Compensation

An expense of $24.2 million was incurred in 2004 in conjunction with the recapitalization. This amount reflects the compensation expense associated with the conversion, as of December 31, 2004, by our employees of phantom membership units in the predecessor into 306,025 membership units of the predecessor in anticipation of the recapitalization.

Depreciation and Amortization Expense

Depreciation and amortization expense for 2004 was $3.2 million as compared with $2.8 million in 2003, as adjusted, reflecting an increase of $0.4 million, or 15.76%. This increase was primarily attributable to additional depreciation on new assets purchased and increased amortization resulting from a full year of ownership of two preferred provider organization networks purchased in September 2003.

Minority Interest

Minority interest for 2004 was $6.3 million as compared with $7.5 million in 2003, as adjusted. This change was primarily attributable to the acquisition of an additional 35% interest in the Tennessee management subsidiaries during 2003.

Income Tax Expense

Income tax expense for 2004 was $9.2 million versus $5.4 million in 2003, reflecting an increase of $3.8 million, or 70.4%. This increase over 2003 was primarily attributable to an increase in 2004 in taxable income of $9.1 million.

Liquidity and Capital Resources

We have historically financed our operations primarily through internally generated funds. Substantially all of the cash proceeds from the $200.0 million in debt we incurred in connection with the recapitalization were paid to members of our predecessor in exchange for their membership units or to others, primarily for expenses related to the recapitalization. All of our outstanding funded indebtedness was repaid in February 2006 with proceeds from the IPO. Although we eliminated our funded debt, we may borrow up to $75.0 million pursuant to our senior revolving credit facility, which amount may be increased by up to $50.0 million subject to certain conditions. See “— Indebtedness” below.

We generate cash primarily from premium revenue and our primary use of cash is the payment of medical and SG&A expenses. We anticipate that our current level of cash on hand, internally generated cash flows, and borrowings available under our senior revolving credit facility will be sufficient to fund our working capital needs and anticipated capital expenditures over the next twelve months.

The reported changes in cash and cash equivalents for the years ended December 31, 2003 and 2004, the combined twelve-month period ended December 31, 2005, which includes our predecessor for the period from January 1, 2005 through February 28, 2005 and the company for the period from March 1, 2005 through December 31, 2005, and the six months ended June 30, 2006, are summarized below:

			Combined
			Twelve Months
	Year Ended		Ended	Six Months
	December 31,		December 31,	Ended
	2003	2004	2005	June 30, 2006
	(In thousands)

Net cash provided by operating activities	$63,392	$24,665	$72,103	$134,456
Net cash (used in) provided by investing activities	42,647	(34,615)	(276,346)	(1,224)
Net cash provided by (used in) financing activities	(11,750)	(23,311)	322,935	76,888

Increase (decrease) in cash and cash equivalents	$94,289	$(33,261)	$118,692	$210,120

Our investing and financing activities for the combined twelve months ended December 31, 2005 were significantly affected by the recapitalization.

Cash Flows from Operating Activities

Our cash flows are significantly influenced by the timing of the Medicare premium remittance from CMS, which is payable to us normally on the first day of each month. This payment is from time to time received in the month prior to the month of medical coverage. When this happens, we record the receipt in deferred revenue and recognize it as premium revenue in the month of medical coverage. The January 2004 payment in the amount of $28.6 million was received in December 2003, which had the effect of increasing operating cash flows in that year with a corresponding decrease in the following year. Similarly, the July 2006 payment in the amount of $94.7 million was received in June 2006, which had the effect of increasing operating cash flows in that month with a corresponding decrease in July 2006. Adjusting our operating cash flows in 2003 and 2004 and for the six months ended June 30, 2006 for the effect of the timing of this payment, our operating cash flows would have been as follows:

			Combined
			Twelve Months
	Year Ended		Ended	Six Months
	December 31,		December 31,	Ended
	2003	2004	2005	June 30, 2006
	(In thousands)

Net cash provided by operating activities, as reported	$63,392	$24,665	$72,103	$134,456
Timing effect of CMS payment	(28,597)	28,597	—	(94,389)

Adjusted net cash provided by operating activities	$34,795	$53,262	$72,103	$40,067

2005 Compared With 2004.  The increase in adjusted cash flow provided by operating activities to $72.1 million for the combined twelve months ended December 31, 2005 as compared with $53.3 million for 2004 is primarily attributable to increases in membership and premiums. For the combined twelve months of 2005, we generated $29.3 million of net income and increased working capital by $33.1 million. Net income had been reduced as a result of depreciation and amortization in the amount of $7.3 million and minority interest of $3.2 million, all of which represented non-cash items.

2004 Compared With 2003.  The increase in adjusted cash flow for 2004 as compared with 2003 is primarily attributable to increases in membership and premiums. For the period ended December 31, 2004, the major components of adjusted operating cash flow were net income of $24.3 million, offset by an investment in net working capital of approximately $6.1 million. Net income for the period ended December 31, 2004 had been reduced for depreciation and amortization in the amount of $3.2 million, expense related to phantom stock compensation in the amount of $24.2 million, and minority interest of $6.3 million, all of which represented non-cash items.

Cash Flows from Investing and Financing Activities

For the six months ended June 30, 2006, the primary investing activities consisted of $1.6 million in property and equipment additions, approximately $5.9 million used to purchase investments, and $7.3 million in proceeds from the sale and maturity of investment securities. During the first six months of 2006, our financing activities consisted of proceeds received from the issuance of common stock related to the IPO in February 2006 of $188.8 million, of which $188.6 million was used to pay off all outstanding indebtedness, and $77.7 million of funds received from CMS for the benefit of members.

For the combined twelve months ended December 31, 2005, the primary investing and financing activities related to the recapitalization. The company also had $2.8 million of capital expenditures. During 2004, the company made distributions to its members and minority interest holders of its subsidiary companies in the amount of $22.6 million and purchased $32.2 million of investments. Additionally, the company had capital expenditures in the amount of $2.5 million in 2004.

For the year ended December 31, 2003, the company’s primary investing activity was the purchase of an additional 33% interest in HSMI for $620,000. As a result of this purchase, the company commenced consolidating this entity as a subsidiary and thus for accounting purposes was deemed to have acquired approximately $37.5 million of cash on HSMI’s balance sheet. Additionally, the company had $3.2 million of capital expenditures in 2003 and made distributions to members of $10.9 million. These payments were partially financed through proceeds from the maturity of investments in the amount of $10.1 million.

Statutory Capital Requirements

Our HMO subsidiaries are required to satisfy minimum net worth requirements established by their respective state departments of insurance. The minimum net worth requirements are typically set by statute, although the state departments of insurance can require our HMO subsidiaries to maintain minimum levels of statutory capital in excess of the amount required by applicable law if they determine that it is in the best interests of our members.

For example, at June 30, 2006, our Alabama HMO subsidiary had statutory capital in excess of the statutory minimum of approximately $22.6 million; however, the Alabama Department of Insurance determined that it is in the best interests of our members in Alabama for the excess statutory capital to remain in the Alabama HMO subsidiary. As a result, the Alabama Department of Insurance has stated that it does not believe our Alabama HMO subsidiary had “excess” statutory capital at June 30, 2006. At June 30, 2006, our Texas and Alabama HMO subsidiaries were in compliance with applicable minimum net worth requirements. At June 30, 2006, our Tennessee HMO subsidiary had a negative net worth of $1.7 million and was not in compliance with the applicable minimum net worth requirement of $9.6 million. The Tennessee HMO’s net worth deficiency resulted primarily from losses during the quarter and the classification of certain assets, including pharmacy rebates and intercompany receivables, as “non-admitted” assets for statutory accounting purposes. In August 2006, we invested $12.0 million in additional cash in the Tennessee HMO to remedy our non-compliance with state requirements.

The HMOs are restricted from making distributions without appropriate regulatory notifications and approvals or to the extent such distributions would put them out of compliance with applicable net worth requirements. At June 30, 2006, $339.9 million of our $371.5 million of cash, cash equivalents, investment securities and restricted investments were held by our HMO subsidiaries and subject to these dividend restrictions. In August 2006, our Texas HMO subsidiary distributed $30.0 million in cash to the parent company.

Indebtedness

In April 2006, HealthSpring, Inc. and certain of its non-HMO subsidiaries as guarantors entered into a senior revolving credit facility, which provides for borrowings of up to a maximum aggregate principal amount outstanding of $75.0 million, including a $2.5 million swingline subfacility and a maximum of $5.0 million in outstanding letters of credit. The obligations under our senior revolving credit facility are secured by all of our assets. We may request an expansion of the aggregate commitments under the senior credit facility up to a maximum of $125.0 million, subject to certain conditions precedent including the consent of the lenders providing the increased credit availability. Loans under the senior credit facility accrue interest on the basis of either a base rate or a LIBOR rate plus, in each case, an applicable margin depending on our leverage ratio. The applicable margin for base rate loans (including swingline loans) ranges from 0.00% to 0.75%, and the applicable margin for LIBOR loans ranges from 1.00% to 1.75%. We pay a fee of 0.375% per annum on the unfunded portion of the lenders’ aggregate commitments under the facility.

The senior credit facility contains conditions to making loans, representations, warranties and covenants, including financial covenants, customary for a transaction of this type. Financial covenants include (i) a ratio of total indebtedness to consolidated EBITDA not to exceed 2.50 to 1.00; (ii) minimum risk-based capital for each HMO subsidiary; and (iii) a minimum fixed charge coverage ratio of 1.75 to 1.00. The senior credit facility also contains customary events of default as well as restrictions on undertaking certain specified corporate actions including, among others, asset dispositions, acquisitions and other investments, dividends, changes in control, issuance of capital stock, fundamental corporate changes such as mergers and consolidations, incurrence of additional indebtedness, creation of liens, transactions with affiliates, and agreements as to certain subsidiary restrictions. If an event of default occurs that is not otherwise waived or cured, the lenders may terminate their obligations to make loans under the senior credit facility and the obligations of the issuing banks to issue letters of credit and may declare the loans then outstanding under the senior credit facility to be due and payable. We believe we are currently in compliance with our financial and other covenants under the senior credit facility. As of June 30, 2006, no amounts were outstanding under the senior revolving credit facility.

In connection with the recapitalization in March 2005, we entered into a senior credit facility, or the Prior Credit Facility, and also issued senior subordinated notes. The Prior Credit Facility provided for a revolving credit facility in an aggregate principal amount of up to $15.0 million. The Prior Credit Facility remained in place following the IPO although we had no outstanding indebtedness thereunder. The senior subordinated notes, issued by the company, bore interest at an annual rate of 15%, 12% of which was payable quarterly in cash and 3% of which accrued quarterly and was added to the outstanding principal amount. These amounts, together with a prepayment premium of approximately $1.1 million, were repaid with proceeds from the IPO in February 2006.

Off-Balance Sheet Arrangements

At June 30, 2006, we did not have any off-balance sheet arrangement requiring disclosure.

Commitments and Contingencies

The following table sets forth information regarding our contractual obligations as of December 31, 2005:

	Payments due by period:
	(in thousands)
		Less than	1 to 3	3 to 5	More than
Contractual Obligations	Total	1 year	years	years	5 years

Long term debt	$199,009	$26,107	$48,893	$44,415	$79,594
Line of credit	316	76	152	88	—
Subordinated debt	73,324	4,407	9,240	9,817	49,860
Medical claims	82,645	82,645	—	—	—
Operating lease obligations(1)	15,298	4,576	6,367	4,355	—
Other contractual obligations	330	72	144	114	—

Total	$370,922	$117,883	$64,796	$58,789	$129,454

(1)	Includes leases for office space and equipment.

The following table sets forth information regarding our contractual obligations as of June 30, 2006:

	Payments due by period:
	(in thousands)
		Less than	1 to 3	3 to 5	More than
Contractual Obligations	Total	1 year	years	years	5 years

Line of credit	$1,336	$281	$563	$492	$—
Medical claims	103,827	103,827	—	—	—
Operating lease obligations(1)	14,304	5,125	5,955	3,224	—
Other contractual obligations	276	72	144	60	—

Total	$119,743	$109,305	$6,662	$3,776	$—

(1)	Includes leases for office space and equipment.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires our management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Changes in estimates are recorded if and when better information becomes available. Actual results could significantly differ from those estimates under different assumptions and conditions. We believe that the accounting policies discussed below are those that are most important to the presentation of our financial condition and results of operations and that require our management’s most difficult, subjective, and complex judgments.

Medical Expense and Medical Claims Liability

Medical expense is recognized in the period in which services are provided and includes an estimate of our IBNR. Medical expense includes claim payments, capitation payments, and prescription drug costs, net of rebates, as well as estimates of future payments of claims incurred. Capitation payments represent monthly contractual fees disbursed to physicians and other providers who are responsible for providing medical care to members. Prescription drug costs represent payments for members’ prescription drug benefits, net of rebates from drug manufacturers. Rebates are recognized when earned, according to the contractual arrangements with the respective vendors. Premiums we pay to reinsurers are reported as medical expenses and related reinsurance recoveries are reported as deductions from medical expenses.

Medical claims liability includes medical claims reported to the plans but not yet paid as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans.

The following table presents the components of our medical claims liability as of the dates indicated:

	December 31,
	2004	2005
	(In thousands)

Incurred but not reported (IBNR)	$50,432	$74,393
Reported claims	2,755	8,252

Total medical claims liability	$53,187	$82,645

The IBNR component of total medical claims liability is based on our historical claims data, current enrollment, health service utilization statistics, and other related information. Estimating IBNR is complex and involves a significant amount of judgment. Accordingly, it represents our most critical accounting estimate. Changes in this estimate can materially affect, either favorably or unfavorably, our consolidated operating results and overall financial position.

Our policy is to record management’s best estimate of medical expense IBNR. Using actuarial models, we calculate a minimum amount and maximum amount of the IBNR component. To most accurately determine the best estimate, our actuaries determine the point estimate within their minimum and maximum range by similar medical expense categories within lines of business. The medical expense categories we use are: in-patient facility, outpatient facility, all professional expense, and pharmacy. The lines of business are Medicare and commercial. At each of December 31, 2004 and 2005 our point estimate was at or near the maximum amount of our IBNR range. The development of the IBNR estimate generally considers favorable and unfavorable prior period developments and uses standard actuarial developmental methodologies, including completion factors, claims trends, and provisions for adverse claims developments.

The completion factor method estimates liabilities for claims based upon the historical lag between the month when services are rendered and the month claims are paid and takes into consideration factors such as expected medical cost inflation, seasonality patterns, product mix, and membership changes. The completion factor is a measure of how complete the claims paid to date are relative to the estimate of the total claims for services rendered for a given reporting period. Although the completion factor is generally reliable for older service periods, it is more volatile, and hence less reliable, for more recent periods given that the typical billing lag for services can range from a week to as much as 90 days from the date of service. As a result, for the most recent two to four months, the estimate for incurred claims is developed from a trend factor analysis based on per member per month claims trends experienced in the preceding months.

Our use of the claims trend factor method considers many aspects of the managed care business. These considerations are aggregated in the medical expense trend and include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, diabetes, and the number of neonatal intensive care babies). Accordingly, we rely upon our historical experience, as continually monitored, to reflect the ever-changing mix, needs and growth of our members in our trend assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends, and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitated as opposed to a fee-for-service basis. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes, and epidemics may impact medical expense trends. Other internal factors, such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical expense trends. Medical expense trends potentially are more volatile than other segments of the economy.

We apply different estimation methods depending on the month of service for which incurred claims are being estimated. For the more recent months, which constitute the majority of the amount of IBNR, we estimate our claims incurred by applying the observed trend factors to the PMPM. For prior months, costs have been estimated using completion factors. In order to estimate the PMPMs for the most recent months, we validate our estimates of the most recent months’ utilization levels to the utilization levels in older months using actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided, and timeliness of submission and processing of claims.

Our provision for adverse claims development is intended to account for variability in the following types of factors:

•	changes in claims payment patterns to the extent to which emerging claims payment patterns differ from the historical payment patterns selected to calculate the IBNR reserve estimate;

•	differences between the estimated PMPM incurred expense for the most recent months and the expected PMPM based on historical PMPM incurred estimates and the estimated trend from the historical period to the most recent months;

•	differences between the estimated impact of known differences in environmental factors and the actual impact of known environmental factors; and

•	the healthcare expense impact of present but unknown environmental factors that differ from historical norms.

We believe that our provision for adverse claims development is appropriate because our hindsight analysis indicates this additional provision is needed to cover additional unknown adverse claims not anticipated by the standard assumptions used to produce the IBNR estimates that were incurred prior to but paid after a period end. For the years ended December 31, 2004 and 2005, our provision for adverse claims development has been relatively consistent, varying as of the end of each annual period ended December 31 by less than 1.0% of the medical claims liability. Fluctuations within those periods and as of the period ends are primarily attributable to differences in membership mix between Medicare and commercial plans and differences in services (such as in-patient or outpatient services) provided by our plans. Based on these fluctuations, we expect that our experience on a going-forward basis would result in our provision for adverse claims, as a percentage of medical claims liability, not varying by more than 1.0% from one quarterly period to the next. For purposes of measuring sensitivity, a 1.0% difference between our December 31, 2005 estimated claims liability and the ultimate claims paid would increase or decrease net income for the year ended December 31, 2005 by approximately $830,000.

The completion and claims trend factors are the most significant factors impacting the IBNR estimate. The following table illustrates the sensitivity of these factors and the impact on our operating results caused by changes in these factors that management believes are reasonably likely based on our historical experience and December 31, 2005 data:

Completion Factor(a)		Claims Trend Factor(b)
	Increase		Increase
Increase	(Decrease)	Increase	(Decrease)
(Decrease)	in Medical	(Decrease)	in Medical
in Factor	Claims Liability	in Factor	Claims Liability
(Dollars in thousands)

3%	$(2,349)	(3)%	$(1,472)
2	(1,585)	(2)	(980)
1	(802)	(1)	(489)
(1)	822	1	488

(a)	Impact due to change in completion factor for the most recent three months. Completion factors indicate how complete claims paid to date are in relation to estimates for a given reporting period. Accordingly, an increase in completion factor results in a decrease in the remaining estimated liability for medical claims.

(b)	Impact due to change in annualized medical cost trends used to estimate PMPM costs for the most recent three months.

Each month, we re-examine the previously established medical claims liability estimates based on actual claim submissions and other relevant changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in medical expenses in the period in which the change is identified. In every annual reporting period, our operating results include the effects of more completely developed medical claims liability estimates associated with prior years.

The following table provides a reconciliation of changes in medical claims liability for the years ended December 31, 2004 and 2005. The 2005 presentation represents a cumulative summary for the twelve months ended December 31, 2005. See Note 12 to the consolidated financial statements for the year ended December 31, 2005 included elsewhere in this prospectus.

		HealthSpring, Inc. and
	Predecessor	Predecessor Combined
	Year Ended	Year Ended
	December 31, 2004	December 31, 2005
	(In thousands)

Balance at beginning of period	$47,729	$53,187
Incurred related to:
Current period	467,289	665,407
Prior period	(3,914)	(5,228)

Total incurred	463,375	660,179

Paid related to:
Current period	415,136	582,944
Prior period	42,781	47,777

Total paid	457,917	630,721

Balance at the end of the period	$53,187	$82,645

Negative amounts reported for incurred related to prior years result from claims being ultimately settled for amounts less than originally estimated (a favorable development). Positive amounts reported for incurred related to prior years result from claims ultimately being settled for amounts greater than originally estimated (an unfavorable development).

As summarized in the above table, our prior period liability development has been favorable for each of the two years ended December 31, 2004 and 2005. During 2005, claim liability balances at

December 31, 2004 ultimately settled for $5.2 million less than the amount originally estimated. The favorable development in 2004 and 2005 was primarily attributable to differences between assumed and actual utilization and severity of claims, which are components of our claims trend factor and completion factor. For the two-year period ended December 31, 2005, actual claims expense has developed favorably by 1.1% to 1.3% as compared to estimated claims expense. The favorable development in estimated prior period claims is primarily attributable to recontracting with providers and better case management and disease management programs.

Our medical claims liability also considers premium deficiency situations and evaluates the necessity for additional related liabilities. Premium deficiency accruals were not material in relation to our medical claims as of December 31, 2004 and 2005.

Premium Revenue Recognition

We generate revenues primarily from premiums we receive from CMS and, to a lesser extent our commercial customers, to provide healthcare benefits to our members. We receive premium payments on a PMPM basis from CMS to provide healthcare benefits to our Medicare members, which premium is fixed on an annual basis by contract with CMS. Although the amount we receive from CMS for each member is fixed, the amount varies among Medicare plans according to, among other things, demographics, geographic location, age, and gender. We generally receive premiums on a monthly basis in advance of providing services. Premiums collected in advance are deferred and reported as deferred revenue. We recognize premium revenue during the period in which we are obligated to provide services to our members. Any amounts that have not been received are recorded on the balance sheet as accounts receivable.

We experience monthly adjustments to our revenue based on member retroactivity, which reflect changes in the number and eligibility status of enrollees subsequent to when revenue is received. We estimate the amount of outstanding retroactivity each period and adjust premium revenue accordingly. The estimates of retroactivity adjustments are based on historic trends, premiums billed, the volume of member and contract renewal activity, and other information. We refine our estimates and methodologies based upon actual retroactivity experienced. To date, member-based retroactivity adjustments have not been significant.

Additionally, our Medicare premium revenue is adjusted periodically to give effect to a risk component. In the Balanced Budget Act of 1997, Congress created a rate-setting methodology that included a provision requiring CMS to implement a risk adjustment payment system for Medicare health plans. Risk adjustment uses health status indicators to improve the accuracy of payments and establish incentives for plans to enroll and treat less healthy Medicare beneficiaries. CMS initially phased in this payment methodology in 2003 whereby the risk adjusted payment represented 10% of the payment to Medicare health plans, with the remaining 90% being based on demographic factors. In 2004, 2005 and 2006, the portion of risk adjusted payments was increased to 30%, 50% and 75%, respectively, and will increase to 100% in 2007. Under risk adjustment methodology, managed care plans must capture, collect, and submit diagnosis code information to CMS twice a year. After reviewing the respective submissions, CMS adjusts the payments to Medicare plans generally at the beginning of the calendar year and during the third quarter and then issues a final payment in a subsequent year. The third quarter payment includes a retroactivity component for the first two quarters of the year. We do not attempt to estimate the impact of these risk adjustments and as such record them on an as-received basis. As a result, our CMS PMPM premiums may change materially, either favorably or unfavorably. Our retroactivity adjustments in 2004, 2005 and 2006 were positive. Although we have placed a great deal of emphasis on managing and controlling the elements that impact the risk payments, there can be no assurance that these positive trends will continue in the future.

The monthly Part D payments HealthSpring receives from CMS for Part D Plans generally represent HealthSpring’s bid amount for providing insurance coverage, both standard and supplemental, and is recognized as premium revenue.

Payments from CMS are based on these estimated costs. The amount of CMS payments relating to the Part D standard coverage for HealthSpring MA-PDs and PDPs is subject to adjustment, positive or negative, based upon the application of risk corridors that compare HealthSpring’s prescription drug costs in its original bids to CMS to HealthSpring’s actual prescription drug costs. Variances exceeding certain thresholds, or symmetric risk corridors, may result in CMS making additional payments to HealthSpring or HealthSpring’s refunding to CMS a portion of the premium payments it previously received. HealthSpring estimates and recognizes an adjustment to premium revenue related to estimated risk corridor payments based upon its actual prescription drug cost for each reporting period as if the annual contract were to end at the end of each reporting period, in accordance with EITF No. 93-14, Accounting for Multiple-Year Retrospectively Rated Insurance Contracts by Insurance Enterprises and Other Enterprises.

Certain Part D payments from CMS represent prepayments for claims HealthSpring pays for which it assumes no risk, including reinsurance and low-income cost subsidies. HealthSpring accounts for these subsidies as funds held for the benefit of members on its balance sheet and as a financing activity in its statements of cash flows.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Substantially all of our goodwill and other intangible assets was recorded in connection with the recapitalization. Our primary identifiable intangible assets include our Medicare member network, our HealthSpring trade name, our provider networks, customer relationships and non-compete agreements. Goodwill is determined to have an indefinite useful life and is not amortized, but instead is tested for impairment at least annually. We have determined that December 31 will be its annual testing date. Poor operating results or changes in market conditions could result in an impairment of goodwill. Other intangible assets are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its estimated future cash flows.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement 109, or FIN 48. FIN 48 creates a model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which all income tax positions must achieve before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a tabular rollforward of the unrecognized tax benefits as well as specific detail related to certain tax uncertainties. FIN 48 is effective for us on January 1, 2007. Any differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are generally accounted for as an adjustment to retained earnings. We are currently evaluating the impact of FIN 48.

Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2004 and 2005 and June 30, 2006, we had the following assets that may be sensitive to changes in interest rates:

	Predecessor	HealthSpring, Inc.
	December 31,	December 31,	June 30,
Asset Class	2004	2005	2006
	(In thousands)

Investment securities, available for sale	$8,460	$8,646	$8,332
Investment securities, held to maturity:
Current portion	9,413	14,313	13,228
Long-term portion	20,248	22,993	23,027
Restricted investments	5,319	5,652	6,715

We have not purchased any of our investments for trading purposes. Our investment securities classified as available for sale are repurchase agreements. For all other investment securities, we intend to hold them to their maturity and classify them as current on our balance sheet if they mature between three and 12 months from the balance sheet date and as long-term if their maturity is more than one year from the balance sheet date. These investment securities, both current and long-term, consist of highly liquid government and corporate debt obligations, a substantial majority of which mature in five years or less. The investments classified as long-term are subject to interest rate risk and will decrease in value if market rates increase. Because of their relatively short-term nature, however, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Moreover, because of our ability and intent to hold these investments until maturity (or at least until a market price recovery), we would not expect foreseeable changes in interest rates to materially impair their carrying value. Restricted investments consist of certificates of deposit and government securities deposited or pledged to state departments of insurance in accordance with state rules and regulations. At December 31, 2004 and 2005 and June 30, 2006, these restricted assets are recorded at amortized cost and classified as long-term regardless of the contractual maturity date because of the restrictive nature of the states’ requirements.

Assuming a hypothetical and immediate 1% increase in market interest rates at June 30, 2006, the fair value of our fixed income investments would decrease by approximately $430,000. Similarly, a 1% decrease in market interest rates at June 30, 2006 would result in an increase of the fair value of our investments of approximately $430,000. Unless we determined, however, that the increase in interest rates caused more than a temporary impairment in our investments, or unless we were compelled by a currently unforeseen reason to sell securities, such a change should not affect our future earnings or cash flows.

As required by the Prior Credit Facility, we entered into an interest rate swap agreement in July 2005, pursuant to which $25.0 million of the principal amount outstanding under the term loan facility bore interest at a fixed annual rate of 4.25% plus the applicable margin (currently 3.00%) for the period from January 1, 2006 to the date we repaid the outstanding indebtedness in February 2006. The swap did not qualify for hedge accounting. Accordingly, we recorded the change in the swap’s fair market value as a component of earnings. At December 31, 2005, the fair market value of the swap was approximately $51,000. This loan facility was paid off and the swap was settled in connection with the IPO, and we do not have any borrowings outstanding under our new senior credit facility. Accordingly, the company is not currently exposed to market interest rate fluctuations on borrowings.

BUSINESS

Overview

We believe we are one of the largest managed care organizations in the United States whose primary focus is Medicare, the federal government-sponsored health insurance program for retired U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Pursuant to the Medicare Advantage program (formerly known as Medicare+Choice) and the new Medicare Part D program, Medicare beneficiaries receive healthcare benefits, including prescription drugs, through a managed care health plan. Our concentration on Medicare, and the Medicare Advantage program in particular, provides us with opportunities to understand the complexities of the Medicare program, design competitive products, manage medical costs, and offer high quality healthcare benefits to Medicare beneficiaries in our local service areas. Our Medicare Advantage experience allows us to build collaborative and mutually beneficial relationships with healthcare providers, including comprehensive networks of hospitals and physicians, that are experienced in managing Medicare populations.

On January 1, 2006, we began offering prescription drug benefits in accordance with Medicare Part D to our Medicare Advantage plan members, in addition to continuing to provide other medical benefits. We also began offering prescription drug benefits on a stand-alone basis in accordance with Medicare Part D in each of our service areas. We have filed an application with CMS to expand our stand-alone PDP program on a national basis in 2007. We sometimes refer to our Medicare Advantage plans after January 1, 2006 collectively as “Medicare Advantage” plans and separately as “MA-only” for plans without prescription drug benefits and as “MA-PD” for plans with prescription drug benefits. We refer to our stand-alone prescription drug plans as “stand-alone PDPs” or “PDPs.” As of January 1, 2006, we began reflecting our membership by distinguishing between members of our Medicare Advantage and PDP plans and began presenting our financial results, including premium revenue and medical expense, by distinguishing between Medicare (without Part D) and Part D.

Currently, we operate Medicare Advantage plans and PDP plans in Tennessee, Texas, Alabama, Illinois, and Mississippi. We also utilize our infrastructure and provider networks in Alabama and Tennessee to offer commercial health plans to employer groups. For the six months ended June 30, 2006 and the combined twelve-month period ended December 31, 2005, Medicare premiums accounted for approximately 87.2% and 82.4%, respectively, of our total revenue. As of June 30, 2006 our Medicare Advantage plans had over 107,600 members and our PDP plans had over 88,100 members.

Largely as a result of changes to the Medicare program pursuant to the MMA, the Congressional Budget Office expects Medicare expenditures will rise at a compounded annual growth rate of 9.3%, from approximately $372 billion in 2006 to approximately $909 billion in 2016. We believe that the rise in expenditures, coupled with increased reimbursements to Medicare Advantage plans, will allow Medicare Advantage plans to offer benefits that are superior to the current Medicare fee-for-service program, which should result in increased Medicare Advantage penetration rates on a national level. Medicare Advantage penetration, as a percentage of eligible Medicare beneficiaries, was approximately 12% nationwide in 2004 as compared to nationwide commercial and Medicaid managed care penetration of approximately 91% and 60%, respectively, in 2004.

Based on data published by CMS, we believe we have a leading Medicare market position in most of our established service areas. We also believe we have operating efficiencies, provider relationships, and brand name recognition that provide us advantages relative to our existing and potential competitors. We have historically operated in areas where there have been few or no competing Medicare Advantage plans. Medicare Advantage penetration varies widely across the country because of various factors, including infrastructure and provider accessibility. We focus our efforts primarily on service areas we believe are underpenetrated by other Medicare Advantage plans, providing opportunities for us to increase the membership of our plans.

Our management team has extensive experience managing providers and provider networks. Through our relationships with providers, in which we create mutually beneficial incentives to efficiently manage medical expenses, we have achieved MLRs that we believe are below industry averages. We have also implemented comprehensive disease management and utilization management programs, primarily designed to treat our members and promote the wellness of the chronically ill, which generally are the least healthy of our membership and often account for a significant portion of the costs of managed care populations. We believe our analytical, data-driven approach to our operations further enhances our medical expense management capabilities.

We commenced our Medicare Advantage plan operations in September 2000 when our predecessor purchased an interest in an unprofitable HMO operating in the Nashville, Tennessee area. We restored that HMO to profitability in 2001 and have grown from servicing approximately 8,000 Medicare Advantage members in five Tennessee counties in late 2000 to serving over 107,600 Medicare Advantage members in five states as of June 30, 2006. We have grown our Medicare Advantage membership primarily by internal growth through expansion of our membership base and service areas. Including the initial Tennessee purchase, we have completed three acquisitions that accounted for the addition of approximately 18,000 Medicare Advantage members.

The Medicare Program and Medicare Advantage

Medicare is the health insurance program for retired United States citizens aged 65 and older, qualifying disabled persons, and persons suffering from end-stage renal disease. Medicare is funded by the federal government and administered by CMS.

The Medicare eligible population is large and growing and, according to the Henry J. Kaiser Family Foundation, is approximately 43 million in 2006, and is estimated to be 46 million by 2010, 61 million by 2020, and 78 million by 2030. Nationwide Medicare Advantage penetration, expressed as a percentage of Medicare eligible beneficiaries who belong to a Medicare Advantage plan, is expected to increase from 13% of all Medicare enrollees in 2005 to almost 30% in 2013. Moreover, the recent decline in employer-sponsored retiree health benefits is anticipated to increase the number of persons who enroll in a Medicare Advantage plan.

The Medicare program, created in 1965, offers both hospital insurance, known as Medicare Part A, and medical insurance, known as Medicare Part B. In general, Medicare Part A covers hospital care and some nursing home, hospice, and home care. Although there is no monthly premium for Medicare Part A, beneficiaries are responsible for significant deductibles and co-payments. All United States citizens eligible for Medicare are automatically enrolled in Medicare Part A when they turn 65. Enrollment in Medicare Part B is voluntary. In general, Medicare Part B covers outpatient hospital care, physician services, laboratory services, durable medical equipment, and some other preventive tests and services. Beneficiaries that enroll in Medicare Part B pay a monthly premium, $88.50 in 2006, that is usually withheld from their Social Security checks. Medicare Part B generally pays 80% of the cost of services and beneficiaries pay the remaining 20% after the beneficiary has satisfied a $124 deductible. To fill the gaps in traditional fee-for-service Medicare coverage, individuals often purchase Medicare supplement products, commonly known as “Medigap,” to cover deductibles, copayments, and coinsurance.

Initially, Medicare was offered only on a fee-for-service basis. Under the Medicare fee-for-service payment system, an individual can choose any licensed physician and use the services of any hospital, healthcare provider, or facility certified by Medicare. CMS reimburses providers if Medicare covers the service and CMS considers it “medically necessary.” There is currently no fee-for-service coverage for certain preventive services, including annual physicals and well visits, eyeglasses, hearing aids, dentures, and most dental services.

As an alternative to the traditional fee-for-service Medicare program, in geographic areas where a managed care plan has contracted with CMS pursuant to the Medicare Advantage program, Medicare beneficiaries may choose to receive benefits from a managed care plan. The current

Medicare managed care program was established in 1997 when Congress created a Medicare Part C, formerly known as Medicare+Choice and now known as Medicare Advantage. Pursuant to Medicare Part C and the new Medicare Part D, Medicare Advantage plans contract with CMS to provide benefits at least comparable to those offered under the traditional fee-for-service Medicare program in exchange for a fixed monthly premium payment per member from CMS. The monthly premium varies based on the county in which the member resides, as adjusted to reflect the plan members’ demographics and the plans’ risk scores as more fully described below. Individuals who elect to participate in the Medicare Advantage program often receive greater benefits than traditional fee-for-service Medicare beneficiaries including, in some Medicare Advantage plans including ours, additional preventive services and dental and vision benefits. Medicare Advantage plans typically have lower deductibles and co-payments than traditional fee-for-service Medicare, and plan members do not need to purchase supplemental Medigap policies. In exchange for these enhanced benefits, members are generally required to use only the services and provider network provided by the Medicare Advantage plan. Most Medicare Advantage plans have no additional premiums. In some geographic areas, however, and for plans with open access to providers, members may be required to pay a monthly premium.

The table below compares traditional Medicare fee-for-service premiums and benefits with those of a typical Medicare Advantage plan.

Fee-for-Service		Medicare Advantage

•	Monthly premium between approximately $80 to $300 for supplemental Medigap insurance	•	Members often pay no premium and do not require supplemental insurance
•	Most members are enrolled in Medicare Part B	•	Must be enrolled in Medicare Part B
•	Medicare Part D drug benefit, subject to deductibles, co-payments and coverage limits	•	Medicare Advantage MA-PD plans, offering varied choices for deductibles and co-payments
•	No coverage for certain preventive services including annual physicals or well visits, eyeglasses, hearing aids, dentures, and most dental work	•	Medicare Advantage plans provide benefits not available in Medicare fee-for-service
•	Members have to pay some money for Medicare-covered services including deductibles upon entering the hospital (Medicare Part A) and co-payments	•	Members will pay lower deductibles and co-payments than they would with Medicare fee-for-service
•	Medicare fee-for-service covers only episodic care when the beneficiary is ill	•	Medicare Advantage plans emphasize preventive care and provide coverage for mammograms, check-ups, and screenings for additional health problems, including diabetes and hypertension, in addition to covering episodic care when the beneficiary is ill
•	Members may go to any provider who accepts Medicare	•	Members must go to in-network providers, except for emergency services
•	Providers are paid from a set reimbursement schedule	•	Plans receive a monthly premium per member from the federal government subject to various adjustments

Prior to 1997, CMS reimbursed health plans participating in the Medicare program primarily on the basis of the demographic data of the plans’ members. One of CMS’s primary directives in establishing the Medicare+Choice program was to make it more attractive to managed care plans to enroll members with higher intensity illnesses. To accomplish this, CMS implemented a risk adjustment payment system for Medicare health plans in 1997 pursuant to the Balanced Budget Act of 1997, or BBA. This payment system was further modified pursuant to the Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act of 2000, or BIPA. CMS is phasing-in this risk adjustment payment methodology with a model that bases a portion of the total CMS reimbursement payments on various clinical and demographic factors including hospital inpatient diagnoses, additional diagnosis data from ambulatory treatment settings, hospital outpatient department and physician visits, gender, age, and Medicaid eligibility. CMS requires that all managed care companies capture, collect, and submit the necessary diagnosis code information to CMS twice a year for reconciliation with CMS’s internal database. Under this system, the risk adjusted portion of the total CMS payment to the Medicare Advantage plans will equal the local rate set forth in the traditional demographic rate book, adjusted to reflect the plan’s average gender, age, and disability demographics. During 2003, risk adjusted payments accounted for only 10% of Medicare health plan payments, with the remaining 90% being reimbursed in accordance with the traditional demographic rate book. The portion of risk adjusted payments was increased to 30% in 2004, 50% in 2005, and 75% in 2006, and will increase to 100% in 2007.

Largely as a result of limitations on reimbursement contained in the BBA, in many geographic areas Medicare managed care plans reduced benefits, making them less competitive with traditional fee-for-service Medicare, or withdrew from certain markets. Consequently, enrollment in Medicare managed care plans fell from approximately 6.5 million members, or 16% of eligible Medicare beneficiaries, in 2000 to approximately 4.9 million members, or 11% of eligible Medicare beneficiaries, in 2002. During this time, Medicare managed care reimbursement rates increased at an annual rate of approximately 2%, while medical costs increased at a substantially higher annual rate.

The 2003 Medicare Modernization Act

Overview.  In December 2003 Congress passed the Medicare Prescription Drug, Improvement and Modernization Act, which is known as the Medicare Modernization Act, or MMA. The MMA increased the amounts payable to Medicare Advantage plans such as ours, expanded Medicare beneficiary healthcare options by, among other things, creating a transitional temporary prescription drug discount card program for 2004 and 2005, and added a Medicare Part D prescription drug benefit beginning in 2006, as further described below.

One of the goals of the MMA was to reduce the costs of the Medicare program by increasing participation in the Medicare Advantage program. Effective January 1, 2004, the MMA adjusted Medicare Advantage statutory payment rates to 100% of Medicare’s expected cost per beneficiary under the traditional fee-for-service program. Generally, this adjustment resulted in an increase in payments per member to Medicare Advantage plans. Medicare Advantage plans are required to use these increased payments to improve the healthcare benefits that are offered, to reduce premiums, or to strengthen provider networks. We believe the reforms proposed by the MMA, including in particular the increased reimbursement rates to Medicare Advantage plans, have allowed and will continue to allow Medicare Advantage plans to offer more comprehensive and attractive benefits, including better preventive care and dental and vision benefits, while also reducing out-of-pocket expenses for beneficiaries. As a result of these reforms, including the Part D prescription drug benefit, we expect enrollment in Medicare’s managed care programs to increase in the coming years.

Prescription Drug Benefit.  As part of the MMA, effective January 1, 2006, every Medicare recipient was able to select a prescription drug plan through Medicare Part D. Medicare Part D replaced the transitional prescription drug discount program and replaced Medicaid prescription drug coverage for dual-eligible beneficiaries. The Medicare Part D prescription drug benefit is largely subsidized by the federal government and is additionally supported by risk-sharing with the federal government through risk corridors designed to limit the profits or losses of the drug plans and reinsurance for catastrophic drug costs. The government subsidy is based on the national weighted average monthly bid for this coverage, adjusted for member demographics and risk factor payments. The beneficiary is responsible for the difference between the government subsidy and his or her plan’s bid, together with the amount of his or her plan’s supplemental premium (before rebate allocations), subject to the co-pays, deductibles, and late enrollment penalties, if applicable, described below. Additional subsidies are provided for dual-eligible beneficiaries and specified low-income beneficiaries.

The Medicare Part D benefits are available to Medicare Advantage plan enrollees as well as Medicare fee-for-service enrollees. Medicare Advantage plan enrollees who elect to participate may pay a monthly premium for this Medicare Part D prescription drug benefit, or MA-PD, while fee-for-service beneficiaries are able to purchase a stand-alone prescription drug plan, or PDP, from a list of CMS-approved PDPs available in their area. Our Medicare Advantage members were automatically enrolled in our MA-PD plans as of January 1, 2006 unless they chose another provider’s prescription drug coverage or one of our other plan options without drug coverage. Any Medicare Advantage member enrolling in a stand-alone PDP, however, is automatically disenrolled from the Medicare Advantage plan altogether, thereby resuming traditional fee-for-service Medicare. In addition, certain dual-eligible beneficiaries are automatically enrolled with approved PDPs in their region, as described below. Under the standard Part D drug coverage for 2006, beneficiaries enrolled in a stand-alone PDP pay a $250 deductible, co-insurance payments equal to 25% of the drug costs between $250 and the initial annual coverage limit of $2,250, and all drug costs between $2,250 and $5,100, which is commonly referred to as the Part D “doughnut hole.” After the beneficiary has incurred $3,600 in out-of-pocket drug expenses, the MMA provides catastrophic stop loss coverage that will cover approximately 95% of the beneficiaries’ remaining out-of-pocket drug costs for that year. MA-PDs are not required to mirror these limits, but are required to provide, at a minimum, coverage that is actuarially equivalent to the standard drug coverage delineated in the MMA. The deductible, co-pay, and coverage amounts will be adjusted by CMS on an annual basis. As additional incentive to enroll in a Part D prescription drug plan, CMS imposes a cumulative penalty added to a beneficiary’s monthly Part D plan premium in an amount equal to 1% of the applicable premium for each month between the date of a beneficiary’s enrollment deadline and the beneficiary’s actual enrollment. This penalty amount is passed through the plan to the government. Each Medicare Advantage plan is required to offer a Part D drug prescription plan as part of its benefits. We currently offer MA-PD benefits and stand-alone PDPs in each of our markets.

Dual-Eligible Beneficiaries.  A “dual-eligible” beneficiary is a person who is eligible for both Medicare, because of age or other qualifying status, and Medicaid, because of economic status. Health plans that serve dual-eligible beneficiaries receive a higher premium from CMS for dual-eligible members. Currently, CMS pays an additional premium, generally ranging from 30% to 45% more per member per month, for a dual-eligible beneficiary based upon the estimated incremental cost CMS incurs, on average, to care for dual-eligible beneficiaries. By managing utilization and implementing disease management programs, many Medicare Advantage plans can profitably care for dual-eligible members. The MMA provides subsidies and reduced or eliminated deductibles for certain low-income beneficiaries, including dual-eligible individuals. Pursuant to the MMA, as of January 1, 2006 dual-eligible individuals receive their drug coverage from the Medicare program rather than the Medicaid program. Companies offering stand-alone PDPs with bids at or below the regional weighted average bid resulting from the annual bidding process received a pro-rata allocation and auto-enrollment of the dual-eligible beneficiaries within the applicable region. Substantially all of our stand-alone PDP members resulted from CMS’s auto-assignment of dual-eligibles.

Bidding Process.  Although Medicare Advantage plans will continue to be paid on a capitated, or PMPM, basis, as of January 1, 2006 CMS uses a new rate calculation system for Medicare Advantage plans. The new system is based on a competitive bidding process that allows the federal government to share in any cost savings achieved by Medicare Advantage plans. In general, the statutory payment rate for each county, which is primarily based on CMS’s estimated per beneficiary fee-for-service expenses, was relabeled as the “benchmark” amount, and local Medicare Advantage plans will annually submit bids that reflect the costs they expect to incur in providing the base Medicare Part A and Part B benefits in their applicable service areas. If the bid is less than the benchmark for that year, Medicare will pay the plan its bid amount, risk adjusted based on its risk scores, plus a rebate equal to 75% of the amount by which the benchmark exceeds the bid, resulting in an annual adjustment in reimbursement rates. Plans will be required to use the rebate to provide beneficiaries with extra benefits, reduced cost sharing, or reduced premiums, including premiums for MA-PD and other supplemental benefits. CMS will have the right to audit the use of these proceeds. The remaining 25% of the excess amount will be retained in the statutory Medicare trust fund. If a Medicare Advantage plan’s bid is greater than the benchmark, the plan will be required to charge a premium to enrollees equal to the difference between the bid amount and the benchmark, which is expected to make such plans less competitive. For 2006, the county benchmarks equal the 2005 rates increased by 4.8%, which is the national growth rate in fee-for-service expenditures.

Annual Enrollment and Lock-in.  Prior to the MMA, Medicare beneficiaries were permitted to enroll in a Medicare managed care plan or change plans at any point during the year. As of January 1, 2006, Medicare beneficiaries have defined enrollment periods, similar to commercial plans, in which they can select a Medicare Advantage plan, stand-alone PDP, or traditional fee-for-service Medicare. For 2007 and subsequent years, the annual enrollment period for a PDP will be from November 15 through December 31 of each year, and enrollment in Medicare Advantage plans will occur from November 15 through March 31 of the subsequent year. Enrollment on or prior to December 31 will be effective as of January 1 of the following year and enrollment on or after January 1 and within the enrollment period will be effective as of the first day of the month following the date on which the enrollment occurred. After these defined enrollment periods end, generally only seniors turning 65 during the year, Medicare beneficiaries who permanently relocate to another service area, dual-eligible beneficiaries and others who qualify for special needs plans and employer group retirees will be permitted to enroll in or change health plans during that plan year. Eligible beneficiaries who fail to timely enroll in a Part D plan will be subject to the penalties described above if they later decide to enroll in a Part D plan. The initial enrollment period for 2006 began November 15, 2005 and continued through May 15, 2006 for a MA-PD or stand-alone PDP. In addition, beneficiaries had an open election period from January 1, 2006 through June 30, 2006 in which they could make or change an equivalent election. The annual enrollment and lock-in provisions of the MMA have been suspended in our service areas in Mississippi for 2006 as a result of Hurricane Katrina.

Our Competitive Advantages

We believe the following are our key competitive advantages:

Focus on Medicare Advantage Market.  We are focused primarily on the Medicare Advantage market. We believe our focus on designing and operating Medicare Advantage health plans tailored to each of our local service areas enables us to offer superior Medicare Advantage plans and to operate those plans with what we believe to be lower MLRs. Our focus allows us to:

•	build relationships with provider networks that deliver the care desired by Medicare beneficiaries in their local service areas at contractual rates that take into account Medicare reimbursement schedules;

•	direct our sales and marketing efforts primarily to Medicare beneficiaries and their families, customized to the demographics of the communities in which we operate; and

•	staff each of our service areas with locally-based senior managers who understand the particular dynamics influencing behavior of local Medicare beneficiaries and providers as well as political and legislative impacts on our programs.

Medicare Advantage penetration, as a percentage of eligible Medicare beneficiaries, was approximately 12% nationwide in 2004 as compared to nationwide commercial and Medicaid managed care penetration in 2004, which was approximately 91% and 60%, respectively. As a result, we believe our growth opportunities within the Medicare Advantage market are significant. We believe our MLRs are more controllable because Medicare Advantage plans, unlike commercial plans, are only obligated to pay the amount that the hospital would have received from CMS under traditional fee-for-service Medicare based on the applicable diagnosis related group, or DRGs, with respect to out-of-area catastrophic events, such as extended chronic disease and organ transplants, and other hospitalizations and inpatient procedures.

Leading Presence in Attractive, Underpenetrated Markets.  We have a significant market position in our established service areas and in many of our service areas we are the market leader in terms of the number of Medicare Advantage members. Medicare Advantage penetration is highly variable across the country as a result of various factors, including infrastructure and provider accessibility. We focus our efforts primarily on service areas we believe to be underpenetrated, providing opportunities for us to increase the membership of our plans.

The following chart summarizes for our service areas in each state in which we operate, as of April 1, 2006, the total number of MA-PD enrollees, our MA-PD membership, and our relative market position. The following chart does not include MA-only or PDP enrollees.

			Market
		HealthSpring,	Position
	Total	Inc.	(Based
	MA-PD	MA-PD	on
Market(1)	Enrollees	Members(2)	Membership)(1)

Tennessee	104,000	38,400	1
Texas	243,300	28,800	1
Alabama	82,600	24,200	2
Illinois	73,800	4,600	2
Mississippi	7,200	300	2

       _ _

(1)	Membership and market position data includes only MA-PD membership in counties in which we operated or filed registration to operate as of April 1, 2006.

(2)	Does not reflect CMS retroactive enrollment adjustments.

We believe our market position provides us with competitive advantages including operating efficiencies; comprehensive provider networks; and “HealthSpring” name recognition with potential new members within our service areas and in areas located contiguous to or near our existing service areas.

Effective Medical Management.  Our medical management efforts are designed primarily for the Medicare Advantage program. For both the six months ended June 30, 2006 and the combined twelve-month period ended December 31, 2005, our Medicare MLR (excluding our PDP plans) was 78.4%, and our Medicare MLR for each of the years ended December 31, 2003 and 2004 was 78.1% (and 79.9%, as adjusted for the year ended December 31, 2003 to reflect our Tennessee subsidiaries on an “as if consolidated basis”). We believe our ability to predict and manage our medical expenses is primarily the result of the following factors:

•	Analytical Focus — We have institutionalized, throughout our management team, a data-driven analytical focus on our operations. We intensively review, on a monthly basis, actuarial analyses of claims data, IBNR claims, medical cost trends and loss ratios, and other relevant data by service area and product. We also assess provider relations on a monthly basis in reliance upon reports prepared by the senior management team for each of our markets. The monthly reviews are attended by senior management of the company and our local markets and allow us to identify and address favorable and adverse trends in a timely manner.

•	Provider Partnerships — Our management team has extensive experience managing providers and provider networks, including independent physician associations such as RPO. We believe this experience provides us a competitive advantage in structuring our provider contracts and provider relations generally. Our provider networks include over 13,500 physicians and 200 hospitals. We seek providers who have experience in managing the Medicare population. We attempt to partner with our providers by, among other things, aligning physician interests with our interests and the interests of our members by way of incentive compensation and risk-sharing arrangements. These incentive arrangements are designed to encourage our providers to deliver a level of care that promotes member wellness, reduces avoidable catastrophic outcomes, and improves clinical and financial results. Additionally, we internally monitor and evaluate the performance of our providers on a periodic basis to ensure these relationships are successful in meeting their goals and engage our providers directly when appropriate to address performance deficiencies individually or within their networks.

•	Focus on Promoting Member Wellness and Managing Medical Care Utilization — We practice a “gatekeeper” approach to managing care. Each member selects a primary care physician who coordinates care for that member and, in conjunction with the company, monitors and controls the member’s utilization of the network. Although the primary care physician is primarily responsible for managing member utilization and promoting member wellness, we have also implemented comprehensive health services quality management programs to help ensure high quality, cost-effective healthcare for our members, and in particular the chronically ill, which generally are the least healthy of our member population and often account for a significant portion of the costs of managed care plans. We actively manage improvements in beneficiary care through internal and outsourced disease management programs for members with chronic medical conditions. We have also designed case management programs to provide more effective utilization of healthcare services by our members, including through the employment of on-site critical care intensivists, hospitalists, and concurrent review nurses who are trained to know the appropriate times for outpatient care, hospitalization, rehabilitation, or home care, and through partnerships with third party case management specialists. We work closely with our disease and case management partners in a hands-on approach to help ensure the desired outcomes. Our providers are trained and encouraged to utilize our disease and case management programs in an effort to improve clinical and financial outcomes.

Scalable Operating Structure.  We have centralized certain functions of our health plans, including claims payment, actuarial review, health risk assessment, and benefit design for operational efficiencies and to facilitate our analytical, data-driven approach to operations. Other functions, including member services, sales and marketing, provider relations, medical management, and financial reporting and analysis, are customized for each of our local service areas. We believe this combination of centralized administrative functions and local service area focus, including localized medical management programs and on-site personnel at facility locations, gives us an advantage over competitors who have standardized and centralized many or all of these operating and member services functions. Additionally, we have designed our centralized and local administrative and information services functions to be scalable to accommodate our growth in existing or new service areas.

Experienced Management Team.  Our management team has expertise in the Medicare Advantage segment of the managed care industry. Our present operations team has focused primarily on the operation of Medicare managed care plans since 2000. Prior to joining the company, our operations team managed physician networks and structured risk-sharing relationships among healthcare providers. We believe this experience, including operating and growing Medicare Advantage plans through acquisitions and internal growth, gives us an advantage over our competitors. We also intend to use our independent physician association management experience to further develop our provider relationships, and independent physician association relationships in particular, through the replication of existing arrangements we have created with independent physician associations in certain of our markets.

Our Growth Strategy

We intend to grow our business primarily by focusing on the Medicare Advantage market. Key elements of our growth strategy are:

Attract Fee-For-Service Beneficiaries to Our Medicare Advantage Offerings.  We are focused on designing health plans that are attractive to seniors as compared with traditional fee-for-service Medicare both in terms of benefits, such as general wellness, fitness, and transportation programs, and cost-savings, including zero or reduced-copays and zero or reduced premiums. Although the benefits vary across our markets, we believe an average member in one of our Medicare Advantage plans receives more benefits for less out-of-pocket cost than traditional fee-for-service Medicare. We will continue to focus our marketing efforts on educating the Medicare eligible population in our service areas about the advantage of our plan benefits, including our MA-PD benefits, over traditional fee-for-service and potentially substantial cost-savings.

Increase Membership within Existing Service Areas.  We have historically operated in service areas where there have been few or no competing Medicare Advantage plans and relatively low Medicare Advantage penetration percentages. We believe that the projected rise in Medicare expenditures, coupled with the projected favorable Medicare Advantage enrollment trends, will have a corresponding positive impact on Medicare Advantage penetration in our markets. Furthermore, as a result of our market presence in our established service areas, the “HealthSpring” brand name recognition, our scalable operating structure and our planned marketing efforts, we believe we will be successful in gaining a significant share of these projected new enrollees within our service areas. We also intend to seek new members and increase market penetration by designing attractive and competitive products and benefits and continuing targeted marketing campaigns to increase awareness and acceptance by Medicare beneficiaries of Medicare Advantage plans.

Expand to New Service Areas Through Leverage of Existing Operations.   We intend to increase our membership by expanding our operations into areas that are located contiguous to or near our existing service areas. We believe we can add additional members without incurring significant expenses by expanding into new areas located close to our existing service areas. Our operating and information systems platforms in each of our service areas are scalable and can be expanded to accommodate anticipated growth. As with our existing markets, we believe the projected expansion and increased acceptance of the Medicare Advantage market generally will create additional opportunities for growth in contiguous or nearby service areas.

Pursue Dual-Eligible Beneficiaries.  The Kaiser Commission on Medicaid and the Uninsured estimates that in 2003, the date of the latest available published data, there were over 1.3 million dual-eligible beneficiaries in the states in which we operate (including Mississippi). Currently, CMS pays an additional premium generally ranging from 30% to 45% more PMPM for dual-eligible individuals. We believe Medicare Advantage plans are better suited than Medicaid plans to care for the dual-eligible population because Medicare Advantage plans possess the provider networks and medical management capabilities that are specifically designed for the needs of the elderly population. Many dual-eligible beneficiaries do not know they qualify for additional benefits. Since January 2005, we have been offering a “special needs” product in all of our markets, targeted at dual-eligible members, who pay no additional premium and make no co-payments. The change to the prescription drug benefit for dual-eligible beneficiaries should help Medicare Advantage plans, including ours, identify and attract dual-eligible beneficiaries. We have also benefited from the pro-rata allocation of the auto-assigned dual-eligible beneficiaries to our stand-alone PDPs within our regions.

Expand Our Stand-Alone Prescription Drug Plan Coverage.  Historically, we have provided a prescription drug benefit as part of our Medicare Advantage plans and began offering a prescription drug benefit as part of our Medicare Advantage plan offerings in accordance with Part D, or MA-PDs, beginning in January 2006. We also began offering a stand-alone PDP under Part D of Medicare in each of our markets as of January 1, 2006. We have filed an application with CMS to expand our stand-alone PDP program on a national basis in 2007. Although we compete with many managed care and other companies, including pharmaceutical distributors and retailers and pharmacy benefit managers, who offer stand-alone PDPs, we believe our strong presence in our markets, our medical cost management programs and expertise, and our experience in designing, marketing, and managing benefits, including prescription drug benefits, for Medicare beneficiaries will enable us to offer cost-effective, attractive, and competitive MA-PD benefits and stand-alone PDPs. There is also an opportunity for us to market our Medicare Advantage plans to Medicare beneficiaries that initially only sign up for, or dual-eligible beneficiaries that are automatically assigned to and enrolled in, our stand-alone PDP plans.

Pursue Acquisitions Opportunistically.  We intend to selectively pursue acquisitions in our existing and in new service areas. Although most of our membership increases are from internal growth, we completed three acquisitions of a total of approximately 18,000 member lives to launch our entrance into Tennessee, Texas, and Alabama. We believe acquisition opportunities will increase as managed care companies with less Medicare Advantage focus or experience than us (or who are operating Medicare Advantage plans with less scale) struggle to operate their Medicare Advantage plans profitably as a result of the significant changes mandated by the MMA. In evaluating acquisition opportunities, we will generally look for the same or similar demographics and operating factors we consider important when evaluating entry into a new service area, including: service areas with large Medicare and dual-eligible populations; service areas with low Medicare Advantage penetration and few competitors; opportunities to leverage our existing operating infrastructure; high quality hospitals and physicians or groups of physicians who have favorable Medicare expenses, experience treating Medicare beneficiaries and managing costs on a risk basis or a willingness to use our management services; and available, experienced senior managers, with demonstrated experience in managing provider contracts on a risk basis.

Products and Services

We offer Medicare health plans, including MA-only, MA-PD, and stand-alone PDP plans, in each of our markets. Our Medicare Advantage plans cover Medicare eligible members with benefits that are at least comparable to those offered under traditional Medicare fee-for-service plans. Through our plans, we have the flexibility to offer benefits not covered under traditional fee-for-service Medicare. Our plans are designed to be attractive to seniors and offer a broad range of benefits that vary across our markets and service areas but may include, for example, mental health benefits, dental, vision and hearing benefits, transportation services, preventive health services such as health and fitness programs, routine physicals, various health screenings, immunizations, chiropractic services, and mammograms. Most of our Medicare Advantage members pay no monthly premium in addition to the premium we receive from Medicare but are subject in some cases to co-payments and deductibles, depending upon the market and benefit. Our Medicare Advantage members are required to use a primary care physician within our network of providers, except in limited cases, including emergencies, and generally must receive referrals from their primary care physician in order to see a specialist or other ancillary provider. In addition to our typical Medicare Advantage benefits, we offer a “special needs” zero premium, zero co-payment plan to dual-eligible individuals in each of our markets.

The amount of premiums we receive for each Medicare member is established by contract, although it varies according to various demographic factors, including the member’s geographic location, age, and gender, and is further adjusted based on our plans’ average risk scores. In addition to the premiums payable to us, our contracts with CMS regulate, among other matters, benefits provided, quality assurance procedures, and marketing and advertising for our Medicare Advantage and PDP products.

In addition to our Medicare Advantage and PDP products, we offer commercial managed care products and services in certain of our markets. Our commercial plans cover employer groups with medical coverage and benefits that differ from plan to plan for a set monthly premium. Our commercial products include:

•	commercial HMO plans in Alabama and Tennessee;

•	PPO network rental, which allows third party administrators to use our provider network for an access fee, in Tennessee;

•	exclusive provider organization, or EPO, products for self-insured employers in Tennessee that provide access to our provider networks at negotiated rates; and

•	administrative services only, or ASO, products for self-insured employers in Tennessee.

We also offer management services to independent physician associations in our Alabama, Tennessee, and Texas markets, including claims processing, provider relations, credentialing, reporting and other general business office services.

Our Health Plans

We operate in each of our five markets through HMO subsidiaries. Each of the HMO subsidiaries is regulated by the department of insurance, and in some cases the department of health, in its respective state. In addition, we own and operate non-regulated management company subsidiaries that provide administrative and management services to the HMO subsidiaries in exchange for a percentage of the HMO subsidiaries’ income pursuant to management agreements and administrative services agreements. Those services include:

•	negotiation, monitoring, and quality assurance of contracts with third party healthcare providers;

•	medical management, credentialing, marketing, and product promotion;

•	support services and administration;

•	personnel recruiting and retention;

•	financial services; and

•	claims processing and other general business office services.

The following table summarizes our Medicare Advantage, stand-alone PDP, and commercial plan membership as of the dates indicated.

	December 31,			June 30,
	2003	2004	2005	2005	2006

Medicare Advantage Membership(1)
Tennessee	25,772	29,862	42,509	35,720	44,814
Texas	15,637	21,221	29,706	25,348	32,225
Alabama	6,490	12,709	24,531	16,014	24,669
Illinois(2)	—	—	4,166	1,743	5,518
Mississippi(3)	—	—	369	—	425

Total	47,899	63,792	101,281	78,825	107,651

Medicare Stand-Alone PDP Membership	—	—	—	—	88,139

Commercial Membership(4)
Tennessee	32,668	32,139	29,859	29,018	28,810
Alabama	21,612	16,241	11,910	12,379	9,303

Total	54,280	48,380	41,769	41,397	38,113	(5)

(1)	Includes MA-only and MA-PD membership.
(2)	We commenced operations in Illinois in December 2004.

(3)	We commenced enrollment efforts in Mississippi in July 2005.

(4)	Does not include members of commercial PPOs owned and operated by unrelated third parties that pay us a fee for access to our contracted provider network.

(5)	We expect a decrease of at least 10,000 commercial members beginning January 1, 2007 as a result of the discontinuation of coverage with two large employers in Tennessee. We also expect a decrease of 5,000 commercial members effective October 1, 2006 as a result of the discontinuation of coverage with a large employer in Alabama and expect Alabama commercial membership at December 31, 2006 to be under 3,000.

Tennessee

We began operations in Tennessee in September 2000 when we purchased a 50% interest in an unprofitable HMO in the Nashville, Tennessee area that offered commercial and Medicare products. When we purchased the plan, it had approximately 8,000 Medicare Advantage members in five counties and 22,000 commercial members in 27 counties. We purchased an additional 35% interest in the HMO in 2003 and purchased the remaining 15% in March 2005 in connection with the recapitalization.

As of June 30, 2006, our Tennessee HMO, known as HealthSpring of Tennessee, had approximately 73,600 members in 27 counties, including approximately 44,800 Medicare Advantage members, and 28,800 commercial members. In addition, through Signature Health Alliance, our wholly-owned PPO network subsidiary, we provided repricing and access to our provider networks for approximately 89,000 members as of June 30, 2006, throughout the 20-county area of Middle Tennessee. As of January 2006, there were approximately 924,000 Medicare beneficiaries in the State of Tennessee. Our Tennessee market is primarily divided into three major service areas including Middle Tennessee, the three-county greater Memphis area, and the four-county greater Chattanooga area.

Based upon the number of members, we believe we operate the largest Medicare Advantage health plan in the State of Tennessee. We believe there are currently six competing Medicare Advantage plans in our service areas in Tennessee and that we held the leading market position as of April 2006, based on membership, in these areas. Our competitors in these service areas are Windsor Medicare Extra, Humana, Inc., Cariten Healthcare, UnitedHealth Group, Blue Cross Blue Shield and Alexian Brothers.

Texas

We began operations in Texas in November 2000 as an independent physician association management company. We began operating an HMO in Texas in November 2002 when we acquired approximately 7,800 Medicare lives from a managed care plan in state receivership.

As of June 30, 2006, our Texas HMO had approximately 32,200 Medicare Advantage members in 20 counties. Our Texas market is primarily divided into three major service areas, including the 14-county greater Houston area, the four-county Northeast Texas area, and a two-county Rio Grande Valley area. As of January 2006, there were approximately 2.5 million Medicare beneficiaries in the State of Texas. In January 2007, we intend to expand our Texas operations into five additional counties.

We believe there are currently five competing Medicare Advantage plans in our service areas in Texas and that we held the leading market position as of April 2006, based on membership. Our competitors in these service areas are Humana, Inc., Universal American Financial Corp., United Health Group, AMERIGROUP and Valley Baptist Health Plan.

Alabama

We began operations in Alabama in November 2002 when we purchased an HMO with approximately 23,000 commercial members and approximately 2,800 Medicare members in two counties. Our Alabama HMO, known as HealthSpring of Alabama, was profitable during the first year that we operated the health plan, and from 2002 to 2004 we increased the revenue of this HMO by over 76%.

As of June 30, 2006, HealthSpring of Alabama served over 34,000 members, including approximately 24,700 Medicare Advantage members and 9,300 commercial members in 42 counties. As of January 2006, there were approximately 757,000 Medicare beneficiaries in the State of Alabama. As we generally operate statewide, we do not have distinct primary service areas in Alabama.

We discontinued offering commercial benefits to individuals and small group employers in Alabama effective May 31, 2006. Prior to May 31, 2006, small employer groups enrolled in our commercial plans could elect to continue participating in our plans through May 31, 2007. As of June 30, 2006, there were 1,558 commercial members participating in our individual and small employer group plans in Alabama. Pursuant to Alabama and federal law, as a result of our decision to exit the individual and small group commercial markets, we may not reenter the individual and small group employer commercial markets in Alabama until November 30, 2010.

We believe there are currently four competing Medicare Advantage plans in our service areas in the State of Alabama, and that our market position as of April 2006, based on membership, was second. Our competitors in these service areas are UnitedHealth Group, Viva Health, a member of the University of Alabama at Birmingham Health System, Blue Cross Blue Shield and Humana, Inc.

Illinois

We began operations in Illinois in December 2004 and, as of June 30, 2006, our Medicare Advantage plan in Illinois, known as HealthSpring of Illinois, served approximately 5,500 beneficiaries in eight counties in the Chicago area. HealthSpring of Illinois is one of four managed care companies currently offering competing Medicare Advantage plans that operate in the greater Chicago metropolitan area, and we believe our primary competitor is Humana, Inc.

As of January 2006, there were approximately 1.7 million Medicare beneficiaries in the State of Illinois. Prior to the impact of the budget restrictions and other changes to the Medicare program following the BBA, there were approximately 150,000 Medicare beneficiaries in the Chicago metropolitan area enrolled in Medicare managed care plans. We believe that our entry into this market, together with the changes in Medicare Advantage benefits prompted by MMA, will result in renewed interest and increased enrollment in Medicare Advantage plans in the Chicago area generally.

Mississippi

We commenced our enrollment efforts in July 2005 for our Medicare Advantage plan, known as HealthSpring of Mississippi, in two counties in northern Mississippi located near Memphis, Tennessee. We entered these service areas consistent with our growth strategy to leverage existing operations to expand to new service areas located near or contiguous to our existing service areas. We are licensed and intend to expand our operations in our Mississippi market to include six counties in southern Mississippi located near Mobile, Alabama. We temporarily delayed our expansion efforts in Mississippi following Hurricane Katrina. The annual enrollment and lock-in provisions of the MMA have been suspended in our service areas in Mississippi as a result of Hurricane Katrina.

As of January 2006, there were approximately 455,000 Medicare beneficiaries in the State of Mississippi, including approximately 88,000 Medicare beneficiaries in our service areas in Mississippi. Currently, we believe Humana, Inc. is the only other managed care company offering a competing Medicare Advantage plan in the State of Mississippi.

Medical Health Services Management and Provider Networks

One of our primary goals is to arrange for high quality healthcare for our members. To achieve our goal of ensuring high quality, cost-effective healthcare, we have established various quality management programs. Our health services quality management programs primarily include disease management and utilization management programs.

Our disease management programs are focused on prevention and care and are designed to support the coordination of healthcare intervention, physician/patient relationships and plans of care, preventive care and patient empowerment with the goal of improving the quality of patient care and controlling related costs. Our disease management programs are focused primarily on high-risk care management and the treatment of our chronically ill members, which generally are the least healthy of our member population and often account for a significant portion of costs of managed care plans. These programs are designed to efficiently treat patients with specific high risk or chronic conditions such as coronary artery disease, congestive heart failure, prenatal and premature infant care, end stage renal disease, diabetes, asthma related conditions, and certain other conditions. In addition to internal disease management efforts, we have partnered with outsourced disease management companies.

We also have implemented utilization, or case, management programs to provide more efficient and effective use of healthcare services by our members. Our case management programs are designed to improve outcomes for members with chronic conditions through standardization, proactive management, coordinating fragmented healthcare systems to reduce healthcare duplication, provide “gate-keeping” services and improve collaboration with physicians. We have partners that monitor hospitalization, coordinate care, and ensure timely discharge from the hospital. In addition, we use internal case management programs and contracts with other third parties to manage severely and chronically ill patients. We utilize on-site critical care intensivists, hospitalists and concurrent review nurses, who manage the appropriate times for outpatient care, hospitalization, rehabilitation or home care. We also offer prenatal case management programs as part of our commercial plans.

We have information technology systems that support our quality improvement and management activities by allowing us to identify opportunities to improve care and track the outcomes of the services provided to achieve those improvements. We utilize this information as part of our monthly analytical reviews described above and to enhance our preventive care and disease and case management programs where appropriate.

Additionally, we internally monitor and evaluate, and seek to enhance, the performance of our providers. Our related programs include:

•	review of utilization of preventive measures and disease/case management resources and related outcomes;

•	member satisfaction surveys;

•	review of grievances and appeals by members and providers;

•	orientation visits to, and site audits of, select providers;

•	ongoing provider and member education programs; and

•	medical record audits.

As more fully described below under “— Provider Arrangements and Payment Methods,” our reimbursement methods are also designed to encourage providers to utilize preventive care and our other disease and case management services in an effort to improve clinical outcomes.

We believe strong provider relationships are essential to increasing our membership, improving the quality of care to our members and making our health plans profitable. We have established comprehensive networks of providers in each of the areas we serve. We seek providers who have experience in managing the Medicare population, including through a risk-sharing or other relationship with a Medicare Advantage plan. Our goal is to create mutually beneficial and collaborative arrangements with our providers. We believe provider incentive arrangements should not only help us attract providers, but also help align their interests with our objective of providing high-quality, cost-effective healthcare and ultimately encourage providers to deliver a level of care that promotes member wellness, reduces avoidable catastrophic outcomes, and improves clinical results.

In some markets, we have entered into exclusive arrangements with provider organizations or networks. For example, in Texas we have partnered with RPO, a large group of 13 independent physician associations with over 1,100 physicians, including approximately 450 primary care physicians, or PCPs, and approximately 28,300 enrolled members located primarily in seven counties in the State of Texas. In the RPO service area, RPO exclusively contracts in the Medicare Advantage market with our Texas HMO, Texas HealthSpring, LLC.

In our efforts to improve the quality and cost-effectiveness of healthcare for our members, we continue to refine and develop new methods of medical management and physician engagement. Two such initiatives are currently underway. We have had encouraging preliminary results from the initial pilot of our “pay-for-quality” initiative, which provides quality and outcomes-based financial incentives to physicians, with a single medical group in Tennessee. The program, as piloted, includes an in-office resource, usually a nurse, in the physician practice that is dedicated to serving our members. We also provide a dedicated call center resource for disease management support. We are currently in the process of expanding the program to physician offices in Tennessee, Alabama, and Texas to determine whether the early results can be replicated across markets.

We are also planning to open later in 2006 our first clinic dedicated to our Medicare plan members, partnering with the same medical group in Tennessee that experienced the encouraging pay-for-quality results discussed above. The clinic will be designed with the Medicare member in mind, with amenities designed to minimize any barrier to patient access such as single floors (no elevators or stairs); adjacent parking or valet service and, in some cases, pick-up and return services; open reception areas; on-site nutritionists, dieticians, and nurse educators; wide corridors and doors; handicapped-accessible facilities; and electronic medical records. We believe clinics have the potential to improve member satisfaction, service levels, and clinical outcomes and provide for a more satisfying and cost-efficient manner for the physician to deliver care. We also believe clinics will give us an advantage over our competitors, creating a more attractive network for our members.

The following table shows the number of physicians, specialists, and other providers participating in our networks as of August 31, 2006:

	Primary
	Care
Market	Physicians	Specialists	Hospitals	Ancillary Providers

Tennessee	1,439	3,970	57	398
Texas	827	1,324	50	295
Alabama	1,001	2,636	68	195
Illinois	452	1,441	24	195
Mississippi	81	365	3	9

Total	3,800	9,736	202	1,092

Generally, we contract for pharmacy services through an unrelated pharmacy benefits manager, or PBM, who is reimbursed at a discount to the “average wholesale price” for the provision of covered outpatient drugs. Our HMOs are entitled to share in drug manufacturers’ rebates based on pharmacy utilization relating to certain qualifying medications. We also contract with a third party behavioral health vendor who provides mental health and substance abuse services for our members.

We strive to be the preferred Medicare Advantage partner for providers in each market we serve. In addition to risk-sharing and other incentive-based financial arrangements, we seek to promote a provider-friendly relationship by paying claims promptly, providing periodic performance and efficiency evaluations, providing convenient, web-based access to eligibility data and other information, and encouraging provider input on plan benefits. We also emphasize quality assurance and compliance by periodically reviewing our networks and providers. By fostering a collaborative, interactive relationship with our providers, we are better able to gather data relevant to improving the level of preventive healthcare available under our plans, monitor the utilization of medical treatment and the accuracy of patient encounter data, risk coding and the risk scores of our plans, and otherwise ensure our contracted providers are providing high-quality and timely medical care.

Provider Arrangements and Payment Methods

We attempt to structure our provider arrangements and payment methods in a manner that encourages the medical provider to deliver high quality medical care to our members. We also attempt to structure our provider contracts in a way that mitigates some or all of our medical risk either through capitation or other risk-sharing arrangements. In general, there are two types of medical risk — professional and institutional. Professional risk primarily relates to physician and other outpatient services. Institutional risk primarily relates to hospitalization and other inpatient or institutionally-based services.

We generally pay our providers under one of three payment methods:

•	fee-for-service, based on a negotiated fixed-fee schedule where we are fully responsible for managing institutional or professional risk;

•	capitation, based on a PMPM payment, where physicians generally assume the professional risk, or where a hospital or health system generally assumes the institutional or professional risk or both; and

•	risk-sharing arrangements, typically with a physician group, where we advance, on a PMPM basis, amounts designed to cover the anticipated professional risk and then adjust payments, on a monthly basis, between us and the physician group based on actual experience measured against pre-determined sharing ratios.

Under any of these payment methods, we may also supplement provider payments with incentive arrangements based, in general, on the quality of healthcare delivery. For example, as an incentive to encourage our providers to deliver high quality care for their patients and assist us with our quality assurance and medical management programs, we often seek to implement incentive arrangements whereby we compensate our providers for “quality performance,” including increased fee-for-service rates for specified preventive health services and additional payments for providing specified encounter data on a timely basis. We also seek to implement financial incentives relating to other operational matters where appropriate.

In a limited number of cases, we may be at risk for medical expenses above and beyond a negotiated amount (a so-called “stop loss” provision), which amount is typically calculated by reference to a percentage of billed charges, in some cases back to the first dollar of medical expense. When our members receive services for which we are responsible from a provider with whom we have not contracted, such as in the case of emergency room services from non-contracted hospitals, we generally attempt to negotiate a rate with that provider. In some cases, we may be obligated to pay the full rate billed by the provider. In the case of a Medicare patient who is admitted to a non-contracting hospital, we are generally only obligated to pay the amount that the hospital would have received from CMS under traditional fee-for-service Medicare.

We believe our incentive and risk-sharing arrangements help to align the interests of the physician with us and our members and improve both clinical and financial outcomes. We will continue to seek to implement these arrangements where possible in our existing and new service areas.

Sales and Marketing Programs

As of August 31, 2006, our sales force consisted of approximately 480 third party agents and 70 internal licensed sales employees (including in-house telemarketing personnel). Our third party agents are compensated on a commission basis. Medicare Advantage enrollment is generally a decision made individually by the member. Accordingly, our sales agents and representatives focus their efforts on in-person contacts with potential enrollees. In addition to traditional marketing methods including direct mail, telemarketing, radio, internet and other mass media, and cooperative advertising with participating hospitals and medical groups to generate leads, we also conduct community outreach programs in churches and community centers and in coordination with government agencies. We regularly participate in local community health fairs and events, and seek to become involved with local senior citizen organizations to promote our products and the benefits of preventive care. Our sales and marketing programs are tailored to each of our local service areas and are designed with the goal of educating, attracting, and retaining members and providers. In addition, we seek to create ethnically and culturally competent marketing programs where appropriate that reflect the diversity of the areas that we serve.

Our marketing and sales activities are heavily regulated by CMS and other governmental agencies. For example, CMS has oversight over all, and in some cases has imposed advance approval requirements with respect to, marketing materials used by our Medicare Advantage plans, and our sales activities are limited to activities such as conveying information regarding the benefits of preventive care, describing the operations of managed care plans, and providing information about eligibility requirements. The activities of our third-party brokers and agents are also heavily regulated.

Prior to 2006, Medicare beneficiaries could enroll in or change health plans at any time during the year. As of January 1, 2006, Medicare beneficiaries have a limited annual enrollment period during which they can choose between a Medicare Advantage plan and traditional fee-for-service Medicare. After this annual enrollment period ends, generally only seniors turning 65 during the year, dual-eligible beneficiaries and others who qualify for special needs plans, Medicare beneficiaries permanently relocating to another service area, and employer group retirees will be permitted to enroll in or change health plans. For 2007 and future years, the annual enrollment period will be from November 15 through December 31 each year for stand-alone PDPs and through March 31 of the following year for Medicare Advantage plans. Although our experience to date with the prospect of limited enrollment has not resulted in significant changes to our sales and marketing efforts, we have not fully determined whether the impact of limited enrollment will adversely affect our sales and marketing efforts or our business as a whole.

Quality Assurance

As part of our quality assurance program, we have implemented processes designed to ensure compliance with regulatory and accreditation standards. Our quality assurance program also consists of internal programs that credential providers and programs designed to help ensure we meet the audit standards of federal and state agencies, including CMS and the state departments of insurance, as well as applicable external accreditation standards. For example, we monitor and educate, in accordance with audit tools developed by CMS, our claims, credentialing, customer service, enrollment, health services, providers relations, contracting, and marketing departments with respect to compliance with applicable laws, regulations, and other requirements.

Our providers must satisfy specific criteria, such as licensing, credentialing, patient access, office standards, after-hours coverage, and other factors. Our participating hospitals must also meet specific criteria, including accreditation criteria established by CMS.

Competition

We operate in an increasingly competitive environment. Our principal competitors for contracts, members, and providers vary by local service area and are principally national, regional and local commercial managed care organizations that serve Medicare recipients, including, among others, UnitedHealth Group, Humana, Inc., and Universal American Financial Corp. In addition, the MMA (including Medicare Part D) may cause a number of commercial managed care organizations, some of which are already in our service areas, to decide to enter the Medicare Advantage market. Furthermore, the implementation of Medicare Part D prescription drug benefits in 2006 has caused national and regional pharmaceutical distributors and retailers, pharmacy benefit managers, and managed care organizations to enter our markets and provide services and benefits to the Medicare eligible population. Pursuant to the MMA, a regional Medicare PPO program was implemented as of January 1, 2006. Medicare PPOs allow their members more flexibility to select physicians than HMO Medicare Advantage plans. The new regional Medicare PPO plans will compete with local Medicare Advantage HMO plans, including the plans we offer.

We believe the principal factors influencing a Medicare recipient’s choice among health plan options are:

•	additional premiums, if any, payable by the beneficiary;

•	benefits offered;

•	location and choice of healthcare providers;

•	quality of customer service and administrative efficiency;

•	reputation for quality care;

•	financial stability of the plan; and

•	accreditation results.

A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a health plan. We face competition from other managed care companies that have greater financial and other resources, larger enrollments, broader ranges of products and benefits, broader geographical coverage, more established reputations in the national market and in our markets, greater market share, larger contracting scale and lower costs. Superior benefit design, provider network and community perception may also provide a distinct competitive advantage. If a competing plan is able to gain a competitive advantage over us in our markets, it may negatively impact our enrollment and profitability.

Regulation

Overview

As a managed healthcare company, our operations are and will continue to be subject to substantial federal, state, and local government regulation which will have a broad effect on the operation of our health plans. The laws and regulations affecting our industry generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory and administrative powers. These laws and regulations are intended primarily for the benefit of the members and providers of the health plans.

In addition, our right to obtain payment from Medicare is subject to compliance with numerous regulations and requirements, many of which are complex, evolving as a result of the MMA and subject to administrative discretion. Moreover, since we are contracting only with the Medicare program to provide coverage for beneficiaries of our Medicare Advantage plans, our Medicare revenues are completely dependent upon the reimbursement levels and coverage determinations in effect from time to time in the Medicare Advantage program.

In addition, in order to operate our Medicare Advantage plans, we must obtain and maintain certificates of authority or license from each state in which we operate. In order to remain certified we generally must demonstrate, among other things, that we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs and otherwise meet applicable licensing requirements. Accordingly, in order to remain qualified for the Medicare Advantage program, it may be necessary for our Medicare Advantage plans to make changes from time to time in their operations, personnel, and services. Although we intend for our Medicare Advantage plans to maintain certification and to continue to participate in those reimbursement programs, there can be no assurance that our Medicare Advantage plans will continue to qualify for participation.

Each of our health plans is also required to report quarterly on its financial performance to the appropriate regulatory agency in the state in which the health plan is licensed. Each plan also undergoes periodic reviews of our quality of care and financial status by the applicable state agencies.

Federal Regulation

Medicare.  Medicare is a federally sponsored healthcare plan for persons aged 65 and over, qualifying disabled persons and persons suffering from end-stage renal disease which provides a variety of hospital and medical insurance benefits. We contract with CMS to provide services to Medicare beneficiaries pursuant to the Medicare Advantage program. As a result, we are subject to extensive federal regulations, some of which are described in more detail below. CMS may audit any health plan operating under a Medicare contract to determine the plan’s compliance with federal regulations and contractual obligations.

A more complete description of Medicare and the MMA is set forth above under “— The 2003 Medicare Modernization Act.” We are currently monitoring the implementation of the MMA to determine how it will impact our operations throughout 2006 and we will continue to monitor this issue as new regulations are released.

Additionally, the marketing activities of Medicare Advantage plans are strictly regulated by CMS. For example, CMS has oversight over all, and in some cases has imposed advance approval requirements with respect to, marketing materials used by our Medicare Advantage plans, and our sales activities are limited to activities such as conveying information regarding the benefits of preventive care, describing the operations of managed care plans, and providing information about eligibility requirements. Federal law precludes states from imposing additional marketing restrictions on Medicare Advantage plans. States, however, remain free to regulate, and typically do regulate, the marketing activities of plans that enroll commercial beneficiaries.

Fraud and Abuse Laws.  The federal anti-kickback statute imposes criminal and civil penalties for paying or receiving remuneration (which includes kickbacks, bribes, and rebates) in connection with any federal healthcare program, including the Medicare program. The law and related regulations have been interpreted to prohibit the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of federal healthcare program patients or any item or service that is reimbursed, in whole or in part, by any federal healthcare program. In some of our markets, states have adopted similar anti-kickback provisions, which apply regardless of the source of reimbursement.

With respect to the federal anti-kickback statute, there are two safe harbors addressing certain risk-sharing arrangements. In addition, the Office of the Inspector General has adopted other safe harbors related to managed care arrangements. These safe harbors describe relationships and activities that are deemed not to violate the federal anti-kickback statute. However, failure to satisfy each criterion of an applicable safe harbor does not mean that an arrangement constitutes a violation of the law; rather the arrangement must be analyzed on the basis of its specific facts and circumstances. Business arrangements that do not fall within a safe harbor do create a risk of increased scrutiny by government enforcement authorities. We have attempted to structure our risk-sharing arrangements with providers, the incentives offered by our health plans to Medicare beneficiaries, and the discounts our plans receive from contracting healthcare providers to satisfy the requirements of these safe harbors. There can be no assurance, however, that upon review regulatory authorities will determine that our arrangements do not violate the federal anti-kickback statute.

CMS has promulgated regulations that prohibit health plans with Medicare contracts from including any direct or indirect payment to physicians or other providers as an inducement to reduce or limit medically necessary services to a Medicare beneficiary. These regulations impose disclosure and other requirements relating to physician incentive plans including bonuses or withholdings that could result in a physician being at “substantial financial risk” as defined in Medicare regulations. Our ability to maintain compliance with these regulations depends, in part, on our receipt of timely and accurate information from our providers. We conduct our operations in an attempt to comply with these regulations; however, we are subject to future audit and review. It is possible that regulatory authorities may challenge our provider arrangements and operations and there can be no assurance that we would prevail if challenged.

Federal False Claims Act.  We are subject to a number of laws that regulate the presentation of false claims or the submission of false information to the federal government. For example, the federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person or entity whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The federal government has taken the position that claims presented in violation of the federal anti-kickback statute may be considered a violation of the federal False Claims Act. Violations of the False Claims Act are punishable by treble damages and penalties of up to $11,000 per false claim. In addition to suits filed by the government, a special provision under the False Claims Act allows a private individual (e.g., a “whistleblower” such as a disgruntled former employee, competitor or patient) to bring an action under the False Claims Act on behalf of the government alleging that an entity has defrauded the federal government and permits the whistleblower to share in any settlement or judgment that may result from that lawsuit. Although we strive to operate our business in compliance with all applicable rules and regulations, we may be subject to investigations and lawsuits under the False Claims Act that may be initiated either by the government or a whistleblower. It is not possible to predict the impact such actions may have on our business.

Health Insurance Portability and Accountability Act of 1996.  The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes requirements relating to a variety of issues that affect our business, including the privacy and security of medical information, limits on exclusions based on preexisting conditions for our plans, guaranteed renewability of healthcare coverage for most employers and individuals and administrative simplification procedures involving the standardization of transactions and the establishment of uniform healthcare provider, payor and employer identifiers. Various federal agencies have issued regulations to implement certain sections of HIPAA.

For example, the Department of Health and Human Services, or DHHS, issued a final rule that establishes the standard data content and format for the electronic submission of claims and other administrative health transactions. Although we believe our operations are compliant with the electronic data standards established by the final rule, to the extent that we submit to Medicare electronic healthcare claims and payment transactions that are deemed not to be in compliance with these standards, payments to us may be delayed or denied. Additionally, DHHS has issued a final privacy rule and final security standards that apply to individually identifiable health information. The primary purposes of the privacy rule are to protect and enhance the rights of consumers by providing them access to their health information and controlling the inappropriate use of that information, and to improve the efficiency and effectiveness of healthcare delivery by creating a national framework for health privacy protection that builds on efforts by states, health systems, individual organizations, and individuals. The final rule for security standards establishes minimum standards for the security of individually identifiable health information that is transmitted or maintained electronically. We will conduct our operations in an attempt to comply with the requirements of the privacy rule and the security standards. There can be no assurance, however, that upon review regulatory authorities will find that we are in compliance with these requirements.

On January 8, 2001, the U.S. Department of Labor’s Pension and Welfare Benefits Administration, the IRS and DHHS issued two regulations that provide guidance on the nondiscrimination provisions under HIPAA as they relate to health factors and wellness programs. These provisions prohibit a group health plan or group health insurance issuer from denying an individual eligibility for benefits or charging an individual a higher premium based on a health factor. We do not believe that these regulations will have a material adverse effect on our business.

Employee Retirement Income Security Act of 1974.  The provision of services to certain employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974, or ERISA. ERISA regulates certain aspects of the relationships between plans and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA.

The U.S. Department of Labor adopted federal regulations that establish claims procedures for employee benefit plans under ERISA. The regulations shorten the time allowed for health and disability plans to respond to claims and appeals, establish requirements for plan responses to appeals and expand required disclosures to participants and beneficiaries. These regulations have not had a material adverse effect on our business.

State Regulation

Though generally governed by federal law, each of our HMO subsidiaries is licensed in the market in which it operates and is subject to the rules, regulations, and oversight by the applicable state department of insurance in the areas of licensing and solvency. Our HMO subsidiaries file reports with these state agencies describing their capital structure, ownership, financial condition, certain inter-company transactions and business operations. Our HMO subsidiaries are also generally required to demonstrate among other things, that we have an adequate provider network, that our systems are capable of processing provider’s claims in a timely fashion and of collecting and analyzing the information needed to manage their business. State regulations also require the prior approval or notice of acquisitions or similar transactions involving an HMO, and of certain transactions between an HMO and its parent or affiliated entities or persons. Generally, our HMOs are limited in their ability to pay dividends to their stockholders.

Our HMO subsidiaries are required to maintain minimum levels of statutory capital. The minimum statutory capital requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized healthcare costs, or risk-based capital, or RBC, requirements. The RBC requirements are based on guidelines established by the National Association of Insurance Commissioners, or NAIC, and are administered by the states. If adopted, the RBC requirements may be modified as each state legislature deems appropriate for that state. Currently, only our Texas HMO subsidiary is subject to statutory RBC requirements and our other HMO subsidiaries are subject to other minimum statutory capital requirements mandated by the states in which they are licensed. These requirements assess the capital adequacy of an HMO subsidiary based upon investment asset risks, insurance risks, interest rate risks and other risks associated with its business to determine the amount of statutory capital believed to be required to support the HMO’s business. If the HMO’s statutory capital level falls below certain required capital levels, the HMO may be required to submit a capital corrective plan to the state department of insurance, and at certain levels may be subjected to regulatory orders, including regulatory control through rehabilitation or liquidation proceedings.

Managed Care Legislative Proposals

Proposals are regularly introduced in the U.S. Congress and various state legislatures relating to managed healthcare reform. On the federal level, while the MMA recently overhauled the Medicare program, it is possible that significant managed healthcare reform may be enacted in the future. At this time, it is unclear as to when any federal legislation might be enacted or the timing or content of any new federal legislation, and we cannot predict the effect on our operations of any pending or other legislation that may be adopted in the future. The provisions of legislation that may be introduced or adopted at the state level cannot be accurately and completely predicted at this time either, and we therefore cannot predict the effect of proposed or future legislation on our operations.

Technology

We have developed and implemented integrated and reliable information technology solutions that we believe have been critical to our success. Our systems collect and process information centrally and support our core administrative functions, including premium billing, claims processing, utilization management, reporting, medical cost trending, planning and analysis, as well as certain member and provider service functions, including enrollment, member eligibility verification, claims status inquiries, and referrals and authorizations. Additionally, we recently enhanced our disease and case management software functionality. We believe our information systems:

•	improve the operating efficiency of our health plans through cost containment, claims auditing, benefits administration and claims adjudication;

•	collect key data for our actuarial analysis, enabling well informed medical management and quality assurance decisions; and

•	improve communications among us and our members and providers.

Our systems are scalable to accommodate our desired organic growth and growth related to acquisitions. We are in the process of implementing a comprehensive disaster recovery and business continuity plan. We expect that the initial phases of our business continuity plan will be completed in 2006 and enhanced and monitored on an ongoing basis thereafter.

We augment our own technology services through independent third parties, such as DST Health Solutions, Inc. and OAO Health Solutions, Inc., with whom we have entered into what we believe are customary agreements for the provision of software and related consulting services with respect to our information technology systems. We are in the process of developing increased internal software development capability to support and enhance our core processing systems and in order to respond to rapidly changing market, regulatory, and operational requirements.

Facilities

Our corporate headquarters are located in approximately 108,000 square feet of leased office space in Nashville, Tennessee. The lease for our corporate headquarters expires on December 31, 2016. We also lease office space for our health plans in several locations in Alabama, Illinois, Mississippi, Tennessee and Texas. We believe our facilities are adequate for our present and currently anticipated needs.

Employees

At August 31, 2006, we had approximately 1,000 employees, substantially all of whom were full-time. None of our employees are presently covered by a collective bargaining agreement. We consider relations with our employees to be good and have never experienced any work stoppage.

Legal Proceedings

We are not currently involved in any pending legal proceedings that we believe are material, including the lawsuits described in the next paragraph. We are, however, involved from time to time in routine legal matters and other claims incidental to our business, including employment-related claims, claims relating to our HMO subsidiaries’ contractual relationships with providers and members, and claims relating to marketing practices of sales agents that are employed by, or independent contractors to, our HMO subsidiaries. Though there can be no assurances, we believe that the resolution of existing routine matters and other incidental claims will not have a material adverse effect on our financial condition or results of operation.

During the first quarter of 2006 our Alabama HMO and certain of its independent sales agents were sued in three separate actions in the state circuit court of Wilcox County, Alabama by current and former HealthSpring plan members alleging, among other things, misrepresentations and otherwise inappropriate sales and enrollment practices by the independent sales agents and negligence by the HMO in the hiring, training, and supervision of the agents. A similar lawsuit was filed in August 2006 in the state circuit court of Dallas County, Alabama. Although these lawsuits are brought on behalf of different plaintiffs, the nature of the complaints, the facts alleged, and the relief sought, including compensatory and punitive damages, are substantially similar. Our Alabama HMO responded to the first three complaints and among other things, denied the plaintiffs’ claims for relief and asserted various affirmative defenses. The co-defendants in the first three complaints, the Alabama HMO’s independent sales agents, have answered the complaints and filed cross-claims against the Alabama HMO alleging, among other things, false and misleading marketing and sales materials and seeking indemnification and compensatory and punitive damages. We continue to be in the early stages of these lawsuits and our investigations are ongoing. We intend to defend vigorously against these actions.

In our quarterly report for the period ended June 30, 2006, we reported a tentative settlement of a pending dispute with a middle Tennessee hospital system. We have settled in full all disputed claims and, in connection therewith, have entered into and are operating under a letter agreement until we finalize a definitive three-year provider agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparison of the Six-Month Period Ended June 30, 2006 to the Combined Six-Month Period Ended June 30, 2005 — Medical Expense.”

Service Marks

The name “HealthSpring” is a registered service mark with the United States Patent and Trademark Office. We also have other registered service marks. Prior use of our service marks by third parties may prevent us from using our service marks in certain geographic areas. We intend to protect our service marks by appropriate legal action whenever necessary.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information about our directors and executive officers.

Name	Age	Position(s)

Herbert A. Fritch	56	Chairman of the Board of Directors, President, and Chief Executive Officer
Jeffrey L. Rothenberger	47	Executive Vice President and Chief Operating Officer
J. Murray Blackshear	47	Executive Vice President and President — Tennessee Division
Kevin M. McNamara	50	Executive Vice President, Chief Financial Officer, and Treasurer
J. Gentry Barden	45	Senior Vice President, Corporate General Counsel, and Secretary
Pasquale R. Pingitore, M.D.	57	Senior Vice President and Chief Medical Officer
Craig S. Schub	51	Senior Vice President and Chief Marketing Officer
David L. Terry, Jr.	55	Senior Vice President and Chief Actuary
Mark A. Tulloch	44	Senior Vice President — Pharmacy Operations
Bruce M. Fried	57	Director
Robert Z. Hensley	49	Director
Russell K. Mayerfeld	53	Director
Joseph P. Nolan	42	Director
Martin S. Rash	51	Director
Daniel L. Timm	45	Director

Executive Officers

Herbert A. Fritch has served as the Chairman of the Board of Directors, President, and Chief Executive Officer of the company and its predecessor, NewQuest, LLC, since the commencement of operations in September 2000. Mr. Fritch is also the president of RPO. Beginning his career in 1973 as an actuary, Mr. Fritch has over 30 years of experience in the managed healthcare business. Prior to founding NewQuest, LLC, Mr. Fritch founded and served as president of North American Medical Management, Inc., or NAMM, an independent physician association management company, from 1991 to 1999. NAMM was acquired by PhyCor, Inc., a physician practice management company, in 1995. Mr. Fritch served as vice president of managed care for PhyCor following PhyCor’s acquisition of NAMM. Prior to NAMM, Mr. Fritch served as a regional vice president for Partners National Healthplans from 1988 to 1991, where he was responsible for the oversight of seven HMOs in the southern region. Mr. Fritch holds a B.A. in Mathematics from Carleton College. Mr. Fritch is a fellow of the Society of Actuaries and a member of the Academy of Actuaries.

Jeffrey L. Rothenberger has served as Executive Vice President and Chief Operating Officer of the company since March 2005, and served in various capacities, including chief operating officer, for the company’s predecessor since September 2000. Prior to joining NewQuest, LLC, Mr. Rothenberger served as vice president for NAMM from 1996 to August 2000, with operating responsibility for several markets. Mr. Rothenberger also served as chief financial officer for the Houston independent physician associations affiliated with NAMM in 1995. Mr. Rothenberger holds a B.B.A. in Accounting from the University of Georgia and an M.B.A. from the University of Houston. In addition, Mr. Rothenberger is a certified public accountant.

J. Murray Blackshear has served as Executive Vice President of the company since March 2005, and as President — Tennessee Division since January 2006. Mr. Blackshear has served in various capacities, including President — Texas Division, for the company and its predecessor since September 2000. Prior to joining NewQuest, LLC, Mr. Blackshear served as vice president for NAMM from 1996 to June 2000, where he had operating responsibility for 21 markets in twelve states. Mr. Blackshear holds a B.B.A. in Management from Texas A&M University. Mr. Blackshear has informed the company that he intends to retire effective December 31, 2006.

Kevin M. McNamara has served as Executive Vice President and Chief Financial Officer and Treasurer of the company since April 2005. Mr. McNamara served from April 2005 to January 2006 as non-executive chairman of ProxyMed, Inc., a provider of automated healthcare business and cost containment solutions for financial, administrative and clinical transactions in the healthcare payments marketplace, and served as interim chief executive officer of ProxyMed, Inc. from December 2004 through June 2005. Mr. McNamara served as chief financial officer of HCCA International, Inc., a healthcare management and recruitment company, from October 2002 to April 2005. From November 1999 until February 2001, Mr. McNamara served as chief executive officer and a director of Private Business, Inc., a provider of electronic commerce solutions that help community banks provide accounts receivable financing to their small business customers. From 1996 to 1999, Mr. McNamara served as senior vice president and chief financial officer of Envoy Corporation, a provider of electronic transactions processing services to participants in the healthcare industry. Mr. McNamara also serves on the boards of directors of Luminex Corporation, a diagnostic and life sciences tool and consumables manufacturer, Comsys IT Partners, Inc., an information technology staffing services company, and several private companies. Mr. McNamara is a certified public accountant (inactive) and holds a B.S. in Accounting from Virginia Commonwealth University and an M.B.A. from the University of Richmond.

J. Gentry Barden has served as Senior Vice President, Corporate General Counsel, and Secretary of the company since July 2005. From September 2003 to July 2005, Mr. Barden was a member of Brentwood Capital Advisors LLC, an investment banking firm based in Nashville, Tennessee that advised the company in the recapitalization. From September 2000 to February 2003, Mr. Barden was a managing director of McDonald Investments Inc., an investment banking subsidiary of Cleveland, Ohio-based KeyCorp, in its Nashville office. From December 1998 to June 2000, Mr. Barden was a managing director and member of J.C. Bradford & Co., LLC, a Nashville-based investment banking firm, and co-directed its mergers and acquisitions operations. Mr. Barden was a corporate and securities lawyer from 1986 through 1998, including with Bass, Berry & Sims PLC in Nashville, Tennessee, the company’s outside counsel in this offering. Mr. Barden graduated with a B.A. from The University of the South (Sewanee) and with a J.D. from the University of Texas.

Pasquale R. Pingitore, M.D. has served as Senior Vice President and Chief Medical Officer of the company since March 2005, and served in various capacities, including Chief Medical Officer, for the company’s predecessor since the commencement of operations in September 2000. Dr. Pingitore served as the chief medical officer of RPO from 2001 to December 2005. Dr. Pingitore served as Medical Director for NAMM from January 1998 to July 2000. Dr. Pingitore holds a B.A. from Loyola College (Montreal) and an M.D. from McGill University. Dr. Pingitore also serves as a director of Christus Dubuis Hospital. Dr. Pingitore has informed the company that he intends to retire effective December 31, 2006.

Craig S. Schub has served as Senior Vice President and Chief Marketing Officer since April 2006. Mr. Schub was a senior vice president and chief marketing officer for Advance PCS, a pharmacy benefit management company from August 2001 until March 2004 when it was acquired by merger with Caremark Rx, Inc. For over 10 years prior to February 2001, Mr. Schub served in various capacities for PacifiCare Health Systems, including as senior vice president of marketing and senior vice president of its Secure Horizons division, which operated PacifiCare’s Medicare Advantage plan. Mr. Schub graduated with a B.S. in business administration from California State University and served in the United States Air Force.

David L. Terry, Jr. has served as Senior Vice President and Chief Actuary of the company since March 2005, and served in various capacities, including Chief Actuary, for the company’s predecessor since July 2003. Prior to joining NewQuest, LLC, Mr. Terry served as senior consultant for Reden & Anders, Ltd., a healthcare consulting firm, from July 2000 to July 2003. Mr. Terry holds a B.S. in Statistics from Colorado State University and an M.S. in actuarial science from the University of Nebraska.

Mark A. Tulloch joined the company in July 2006 as Senior Vice President of Pharmacy Operations. Prior to joining the company, he served from March 2003 to July 2006 as senior vice president of operations for United Surgical Partners International (“USPI”), a publicly-held owner and operator of short-stay surgical facilities. Prior to March 2003, Mr. Tulloch spent seven years with OrthoLink Physicians Corporation, a subsidiary of USPI specializing in orthopaedic practice management and ancillary development. Mr. Tulloch served in various capacities for Ortholink, including as president and chief operating officer. Mr. Tulloch holds an M.B.A. from the Massey School at Belmont University, a M.Ed. from Vanderbilt University, and a B.S. from Middle Tennessee State University.

Non-employee Directors

Bruce M. Fried has served as one of the company’s directors since June 2006. Mr. Fried has been a partner at the law firm of Sonnenschein Nath & Rosenthal LLP in their Washington, D.C. office since January 2003. From 1998 to January 2003, Mr. Fried was a partner at the law firm of Shaw Pittman LLP. Prior to returning to private law practice, Mr. Fried served in various capacities for the federal agency formerly known as the Health Care Finance Administration, or HCFA, now known as the Center for Medicare and Medicaid Service, or CMS, including as Director of HCFA’s Office of Managed Care. Mr. Fried counsels and represents health plans, physician organizations, hospital groups, and other healthcare organizations with regard to Medicare, Medicaid, HIPAA and other federal healthcare programs and policies. Mr. Fried is general counsel to the eHealthcare initiative and Health Technology Center. He also serves as a director of other civic and charitable organizations. Mr. Fried holds a J.D. from the University of Florida College of Law and a B.A. from the University of Florida.

Robert Z. Hensley has served as one of the company’s directors since February 2006. From July 2002 to September 2003, Mr. Hensley was an audit partner at Ernst & Young LLP in Nashville, Tennessee. He served as an audit partner at Arthur Andersen LLP in Nashville, Tennessee from 1990 to 2002, and he was the office managing partner of the Nashville, Tennessee office of Arthur Andersen LLP from 1997 to July 2002. Mr. Hensley is currently the principal owner of a private publishing company and two real estate and rental property development companies, each of which is located in Destin, Florida. He also serves as a director of Advocat, Inc., a provider of long-term care services to nursing home patients and residents of assisted living facilities, and Spheris, Inc., a provider of medical transcription technology and services. Mr. Hensley holds a Master of Accountancy degree and a B.S. in Accounting from the University of Tennessee. Mr. Hensley is a certified public accountant.

Russell K. Mayerfeld has served as one of the company’s directors since February 2006. Mr. Mayerfeld has served as the managing member of Excelsus LLC, an advisory services firm, since 2004, and previously provided advisory services and was a private investor from April 2003 to March 2004. Mr. Mayerfeld was managing director, investment banking, of UBS LLC and predecessors from May 1997 to April 2003, and managing director, investment banking, of Dean Witter Reynolds Inc. from 1988 to 1997. Mr. Mayerfeld also serves as a director of Fremont General Corporation, or FGC, a financial services holding company engaged in commercial and real estate lending, Fremont Investment and Loan, a regulated subsidiary of FGC, and several private companies. Mr. Mayerfeld holds an M.B.A. from Harvard University and a B.S. in Accountancy from the University of Illinois.

Joseph P. Nolan has served as one of the company’s directors since March 2005. Mr. Nolan joined the predecessor of GTCR Golder Rauner II, L.L.C., a private equity fund and an affiliate of the GTCR Funds, in 1994 and became a principal in 1996. Mr. Nolan is currently the co-head of the healthcare group of GTCR. Mr. Nolan was previously a vice president in mergers and acquisitions with Dean Witter Reynolds Inc. Mr. Nolan holds an M.B.A. from the University of Chicago and a B.S. in Accountancy from the University of Illinois. Mr. Nolan was previously on the board of Province Healthcare Company, an operator of non-urban acute care hospitals acquired by LifePoint Hospitals, Inc., or LifePoint, in 2005, and currently serves as a director of several private companies.

Martin S. Rash has served as one of the company’s directors since March 2005. From December 1996 until its acquisition by LifePoint in 2005, Mr. Rash served as chief executive officer and a director of Province Healthcare Company. Mr. Rash also served as chairman of the board of Province from May 1998 until its acquisition and has served as a director since February 1996. He served as chief executive officer and director of its predecessor, Principal Hospital Company, from February 1996 to December 1996. Mr. Rash also serves as a director of Odyssey Healthcare, Inc., a provider of hospice care.

Daniel L. Timm has served as one of the company’s directors since November 2005. Mr. Timm joined GTCR in 2000 as a principal. Mr. Timm previously served as chief financial officer of Chatham Technologies, Inc., a contract electronics manufacturer, from 1999 to 2000, and as president and chief operating officer of Bruss Company, a food processing company, from 1991 to 1999. He holds a B.S. in Accountancy from the University of Illinois and an M.B.A. from the University of Chicago. Mr. Timm also serves as a director of several privately held companies.

There are no family relationships with respect to any of our executive officers and directors.

Board Composition

Our amended and restated certificate of incorporation and second amended and restated bylaws provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Our board of directors consists of seven members. The members of the board are divided into classes as follows:

•	the class I directors are Messrs. Fried, Fritch, and Nolan, and their term will expire at the annual meeting of stockholders to be held in 2009;

•	the class II directors are Messrs. Rash and Timm, and their term will expire at the annual meeting of stockholders to be held in 2007; and

•	the class III directors are Messrs. Hensley and Mayerfeld, and their term will expire at the annual meeting of stockholders to be held in 2008.

The number of directors that constitute the board may be determined from time to time by resolution of the board. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Notwithstanding the foregoing, pursuant to our amended and restated stockholders agreement (see “Certain Relationships and Related Transactions — Stockholders Agreement”), we will nominate, and the stockholders party thereto will vote their shares in favor of, two representatives designated by GTCR to serve as directors until such time as the GTCR Funds hold less than 15% of the outstanding shares of common stock of the company; and thereafter one representative designated by GTCR until the GTCR Funds hold less than 10% of the outstanding common stock of the company. Messrs. Nolan and Timm are the current GTCR designees. Following this offering, the GTCR Funds will own less than 10% of the outstanding common stock of the company and the contractual board representation rights described above will terminate.

Messrs. Fried, Hensley, Mayerfeld, and Rash are our “independent” directors as defined under the rules of the New York Stock Exchange, or NYSE.

Committees of the Board

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee of our board of directors. Each committee consists of at least three persons, at least two of whom are not employed by us and are “independent” as defined under the rules of the NYSE. Unless prohibited under applicable law or the NYSE rules, until such time as the GTCR Funds hold less than 15% of our outstanding shares of common stock, GTCR has the right to designate one of its director designees to serve on each of the committees established by our board of directors. Within one year of our listing on the NYSE, or by February 3, 2007, all of the members of these committees will be independent and will meet the other requirements under the rules of the NYSE. Following the offering, GTCR will own less than 15% of the outstanding common stock of the company and the contractual committee representation rights described above will terminate.

Audit Committee.  The audit committee is responsible, among other matters, for:

•	selecting the independent registered public accounting firm;

•	approving the overall scope of the audit;

•	assisting the board of directors in monitoring the integrity of our financial statements, the independent registered public accounting firm’s qualifications and independence, the performance of the independent registered public accounting firm and our internal audit function and our compliance with legal and regulatory requirements;

•	annually reviewing an independent registered public accounting firm report describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm;

•	meeting to review and discuss the annual and quarterly financial statements and reports with management and the independent registered public accounting firm;

•	discussing each earnings press release, as well as financial information and any earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately and periodically with management, internal auditors and the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	setting hiring policies for employees or former employees of the independent registered public accounting firm;

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time; and

•	reporting from time to time to the full board of directors.

Our audit committee consists of Messrs. Hensley (Chair), Fried, Mayerfeld, and Timm. Our board of directors has adopted a written charter for the audit committee, which was filed with our proxy statement for our 2006 annual meeting of stockholders and is available on our website.

Compensation Committee.  The compensation committee is responsible, among other matters, for:

•	reviewing employee compensation policies, plans and programs;

•	reviewing and approving the compensation of our executive officers;

•	reviewing and approving employment contracts and other similar arrangements with our officers;

•	reviewing and overseeing the evaluation of executive officer performance and other related matters;

•	administration of equity incentive plans and other incentive compensation plans or arrangements; and

•	such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Our compensation committee consists of Messrs. Rash (Chair), Hensley, and Nolan. Our board of directors has adopted a written charter for the compensation committee, which is available on our website.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee is responsible, among other matters, for:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	evaluating and recommending candidates for election to our board of directors;

•	overseeing the performance and self-evaluation process of our board of directors (and committees thereof) and orientation and continuing education programs for our directors;

•	reviewing and developing our corporate governance policies and providing recommendations to the board of directors regarding possible changes; and

•	reviewing and monitoring compliance with our code of business conduct and ethics, insider trading compliance policy, corporate governance guidelines and other governance policies.

Our nominating and corporate governance committee consists of Messrs. Mayerfeld (Chair), Fried, Rash, and Nolan. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which is available on our website.

Other Committees.  Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Corporate Governance

We believe that effective corporate governance is critical to our long-term success and ability to create value for our stockholders. In connection with our initial public offering, our board of directors reviewed our existing corporate governance policies and practices, as well as related provisions of the Sarbanes-Oxley Act of 2002, current and proposed rules of the Securities and Exchange Commission, and the corporate governance requirements of the NYSE. Based on this assessment, our board of directors has approved charters, policies, procedures and controls that we believe promote and enhance corporate governance, accountability and responsibility with respect to the company and a culture of honesty and integrity, including, without limitation, corporate governance guidelines that reflect our belief in sound corporate governance and the requirements of the NYSE and a code of ethics and business conduct that applies to all of our employees, officers and directors. Our corporate governance guidelines, code of ethics and various other governance related policies and charters are available on our website.

Compensation Committee Interlocks and Insider Participation

We did not have a compensation committee in 2004 or 2005. As managers of our predecessor and directors of the company, Messrs. Fritch and Rothenberger participated in compensation decisions with respect to our named executive officers for 2004 and 2005. The current compensation arrangements for our chief executive officer and each of our named executive officers, with the exception of Dr. Pingitore who is an at-will employee, were established pursuant to the terms of the respective employment agreements between us and each executive officer.

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Mr. Nolan, a principal of GTCR, is a member of our compensation committee. See “Certain Relationships and Related Transactions — Stockholders Agreement” and “Certain Relationships and Related Transactions — Professional Services Agreement.”

Director Compensation

Prior to our IPO, we did not provide cash compensation to our non-employee directors for their services as directors apart from reimbursement for their reasonable expenses incurred in attending meetings of the board of directors. See “Certain Relationships and Related Transactions — Professional Services Agreement.” Our current compensation policy for our non-employee directors, including designees of GTCR (who pass through their cash directors’ fees and the value received with respect to the equity compensation to the GTCR Funds pursuant to the policies of the GTCR Funds), for their services is as follows:

•	Annual cash retainers (pro rated for partial-year service) of $25,000 and additional annual retainers of $5,000 and $2,500, respectively, for service on the audit committee or another standing committee of the board. The audit committee chair is paid a $10,000 annual retainer with each chair of the other standing committees receiving an annual retainer of $5,000. In addition, we pay meeting fees of (1) $2,500 per regularly scheduled quarterly meeting for in-person attendance, (2) $1,000 per committee meeting (when not in conjunction with a regularly scheduled quarterly meeting of the board) or other special board of directors meeting for in-person attendance, and (3) $500 per meeting for telephone participation. Directors will be reimbursed for reasonable expenses incurred in connection with attending meetings of the board of directors or its committees.

•	Equity compensation consists of restricted stock awards, subject to one year vesting, of (1) 2,500 shares of restricted common stock upon initial election to the board of directors, and (2) 1,500 shares of restricted common stock upon each annual meeting of stockholders where directorship will continue following the meeting; provided, however, that in lieu of receiving shares of restricted stock the designees of GTCR receive cash in an amount equal to the value of the restricted stock that would otherwise be issued to them. Each non-employee director serving at the time of the IPO, including the GTCR designees on behalf of GTCR, received a restricted stock award, subject to one year vesting, at the completion of our IPO in February 2006 of 2,500 shares of restricted common stock.

Executive Compensation

The following table shows the compensation during 2004 and 2005 awarded or paid to, or earned by, our chief executive officer and our four other most highly compensated executive officers for the fiscal year ended December 31, 2005 whose total annual salary and bonus exceeded $100,000, whom we refer to as our “named executive officers.”

Summary Compensation Table

	Annual Compensation
					Other	All
					Annual	Other
			Salary	Bonus	Compensation	Compensation
Name and Principal Position	Year		($)(1)	($)(2)	($)(3)	($)(4)(5)

Herbert A. Fritch	2005		525,000	525,000	—	7,350
President and Chief	2004		425,000	687,500	—	2,447,952
Executive Officer
Jeffrey L. Rothenberger	2005		400,000	400,000	—	7,350
Executive Vice	2004		325,000	318,750	—	617,369
President and Chief Operating Officer
J. Murray Blackshear	2005		309,952	315,000	—	7,350
Executive Vice	2004		290,000	145,000	—	617,346
President and President — Tennessee Division
Pasquale R. Pingitore, M.D.	2005		300,000	105,000	—	7,350
Senior Vice President	2004		250,000	87,500	—	191,997
and Chief Medical Officer
Kevin M. McNamara	2005	(6)	215,385	350,000	—	1,093,109(7)
Executive Vice
President and Chief Financial Officer

(1)	Represents total salary earned and includes amounts of compensation deferred under our 401(k) savings plan.

(2)	Includes bonuses paid in 2006 relating to bonus and performance targets achieved for 2005.

(3)	Other annual compensation reflected in the table does not include the value of certain personal benefits, if any, furnished by the company or for which it reimburses the named executive officers, unless the value of such benefits in total exceeds the lesser of $50,000 or 10% of the total annual salary and bonus reported in the table above for the named executive officers. During 2004, Messrs. Blackshear and Pingitore received other annual compensation of $5,400 and $4,200, respectively. During 2005, Messrs. Fritch, Rothenberger, Blackshear and Pingitore received other annual compensation of $5,530, $1,377, $4,525, and $4,612, respectively. Mr. Blackshear was also reimbursed $28,073 for moving and relocation expenses in 2005.

(4)	All other compensation for Messrs. Fritch, Rothenberger, Blackshear, and Pingitore for 2004 includes (i) company matching contributions to our 401(k) savings plans of $7,175, (ii) $2,422,322, $605,580, $605,557, and $182,514, respectively, recognized in connection with the estimation of the value of the phantom membership units converted on December 31, 2004, and (iii) $18,455, $4,614, $4,614, and $2,308, respectively, as payment of the estimated interest, grossed-up to cover related tax withholdings, through the closing of the recapitalization on loans issued to cover the required tax withholdings in connection with the conversion. See “Certain Relationships and Related Transactions.”

(5)	All other compensation for Messrs. Fritch, Rothenberger, Blackshear, Pingitore, and McNamara for 2005 includes company matching contributions to our 401(k) savings plans of $7,350.

(6)	Mr. McNamara joined the company in April 2005.

(7)	In connection with his initial employment, Mr. McNamara purchased 500,000 shares of restricted common stock from the company at a purchase price of $0.20 per share. Based on a contemporaneous valuation completed shortly thereafter, the company determined that the fair market value of the restricted common stock as of the date of Mr. McNamara’s purchase was $1.58 per share. Accordingly, as with other employees who purchased restricted stock at or about the same time, Mr. McNamara was deemed to have received compensation related to his purchase of the restricted stock at less than its fair market value, in Mr. McNamara’s case in the amount of $690,000, and the company paid Mr. McNamara $395,759 to cover taxes related to this deemed compensation.

Stock Option Grants in Last Fiscal Year

We granted no stock options to any of our named executive officers during the year ended December 31, 2005. In February 2006, in connection with the IPO, Messrs. Fritch, Rothenberger, Blackshear and McNamara were each awarded options to purchase up to 100,000 shares of common stock at the price of $19.50 per share, the IPO price, pursuant to our 2006 equity incentive plan.

Restricted Stock Grants in Last Fiscal Year

During the year ended December 31, 2005, we sold 500,000 restricted shares of the common stock to Mr. McNamara for a purchase price of $0.20 per share.

Employment Agreements

We have entered into employment agreements with the following executive officers: Messrs. Fritch, Rothenberger, Blackshear, McNamara and Schub. Our other executive officers, Messrs. Barden, Terry and Tulloch and Dr. Pingitore, do not have employment agreements.

Under their respective employment agreements, each of Messrs. Fritch, Rothenberger, Blackshear, McNamara and Schub receive the following annual base salaries, subject to increase by the board of directors:

Annual Base
Name	Salary

Herbert A. Fritch	$525,000
Jeffrey L. Rothenberger	$400,000
J. Murray Blackshear	$315,000
Kevin M. McNamara	$350,000
Craig S. Schub	$250,000

In addition to the above compensation, each executive subject to an employment agreement is eligible for an annual bonus based on annual budgetary and other objectives determined by the board of directors for each fiscal year of employment and is entitled to any other benefits made available by us to other senior executives. The target annual bonuses are based on a percentage of each executive’s base salary as follows:

Target Bonus
Name	Percentage

Herbert A. Fritch	100%
Jeffrey L. Rothenberger	75%
J. Murray Blackshear	50%
Kevin M. McNamara	75%
Craig S. Schub	50%

Each executive’s employment will continue until his:

•	resignation with or without good reason, or his disability or death; or

•	termination of employment with or without cause.

If an executive’s employment is terminated by us without cause or by the executive for good reason, the executive shall be entitled to (a) receive a severance payment equal to his annual base salary and (b) continue to participate in our employee benefit programs for senior executive employees (other than bonus and incentive compensation plans) for one year following the date of termination; provided, that the severance benefits referred to above will be reduced to the extent the executive receives compensation from another employer during the severance period unless executive is terminated without cause in connection with a sale of the company, as defined in the employment agreement. If an executive’s employment is terminated with cause, by executive without good reason or otherwise as a result of executive’s death or disability, executive shall only be entitled to receive his accrued salary through the termination date and the other benefits required by applicable law or otherwise specifically provided for in our applicable employee benefit plans.

Each executive has agreed to limitations on his ability to disclose confidential information relating to us and acknowledges that all discoveries, inventions, methods and other work product relating to his employment belong to us. Also, during the eighteen-month period following an executive’s termination of employment, he agrees not to engage in any manner of business engaged in by us in the United States. Furthermore, during the non-compete period, executive agrees not to solicit our customers, suppliers, or other business relations or solicit or hire our employees.

The foregoing summary of the principal features of our employment agreements is qualified in its entirety by reference to the actual text of such agreements, copies of which are filed as exhibits to our previous filings with the Securities and Exchange Commission.

Benefit Plans

Restricted Stock Purchase Agreements

Of the 1,838,750 shares of restricted common stock acquired by our employees in connection with or shortly following the recapitalization, there are an aggregate of 1,519,605 shares of restricted common stock outstanding, after taking into account company repurchases and sales of vested restricted stock by employees in the open market. Of these shares, 500,000 were sold to Mr. McNamara, our Chief Financial Officer, 166,667 of which are vested and available for sale by Mr. McNamara. Each employee’s shares of restricted common stock are subject to the terms and conditions of restricted stock purchase agreements. Certain restrictions on these shares of restricted common stock lapse based on time, generally over five years, and in the event of a change in control. The restrictions on Mr. McNamara’s shares lapse over a period of four years from the date of issuance. All the outstanding shares of restricted stock have voting and dividend rights similar to our unrestricted common stock. The restricted stock agreements are individual compensatory benefit plans within the meaning of Rule 701 promulgated under the Securities Act.

The restricted shares are generally subject to limitations on transfer, except pursuant to a public sale, a sale of the company, or certain expressly permitted transfers. Pursuant to the restricted stock purchase agreements, we have the right to purchase an employee’s restricted stock, in the case of shares where the restrictions have not lapsed, if his or her employment is terminated. The purchase price for securities purchased pursuant to this repurchase option is the lesser of the original cost and the fair market value of such shares as of the date of notice and as of the date of separation.

Repurchases by us under the repurchase options described above are subject to (a) our ability to pay the purchase price from readily available cash resources, (b) restrictions contained in laws applicable to us or our subsidiaries and (c) restrictions contained in our and our subsidiaries’ debt and equity financing agreements. We may therefore defer repurchases while such restrictions apply. Furthermore, in the event we do not elect to purchase all of the shares, the board of directors may permit the other stockholders party to the stockholders agreement to exercise the repurchase option pursuant to the terms described above. The right of the eligible stockholders to purchase shares where the restrictions have not lapsed as described above will terminate upon the consummation of a sale of the company.

The restricted stock agreements also contain limitations on the holder’s ability to disclose confidential information relating to us and acknowledges that all discoveries, inventions, methods and other work product relating to a holder’s employment belong to us. Also, during the twelve-month period (eighteen-months for certain employees) following a holder’s termination of employment, such holder agrees not to engage in any manner of business that competes with us in any area in which we do business. Furthermore, during the non-compete period, each holder agrees not to solicit our customers, suppliers, or other business relations or solicit or hire our employees.

The foregoing summary of the principal features of our restricted stock purchase agreements is qualified in its entirety by reference to the actual text of such agreements, a form of which is filed as an exhibit to our previous filings with the Securities and Exchange Commission.

2006 Equity Incentive Plan

The following is a brief summary of the principal features of our 2006 equity incentive plan, referred to as the Equity Incentive Plan. The following summary is qualified in its entirety by reference to the actual text of the Equity Incentive Plan, a copy of which is filed as an exhibit to our previous filings with the Securities and Exchange Commission.

Shares Available for Awards under the Plan.  Under the Equity Incentive Plan, awards may be made in common stock of the company. Subject to adjustment as provided by the terms of the Equity Incentive Plan, the maximum number of shares of common stock with respect to which awards may be granted under the Equity Incentive Plan is 6,250,000. As of the date of this prospectus, nonqualified stock options to purchase an aggregate of 2,881,000 shares of common stock, at a weighted average exercise price of $19.31 per share, have been awarded and are currently held by employees, including certain of our named executive officers, under this plan. Except as adjusted in accordance with the terms of the Equity Incentive Plan, no more than 3,125,000 shares of common stock authorized under the Equity Incentive Plan may be awarded as incentive stock options under the Equity Incentive Plan. Shares of common stock subject to an award under the Equity Incentive Plan that expire unexercised or are cancelled, forfeited, settled in cash or otherwise terminated without a delivery of shares of common stock to the participant, including shares of common stock withheld or surrendered in payment of any exercise or purchase price of an award or taxes relating to an award, remain available for awards under the Equity Incentive Plan. Shares of common stock issued under the Equity Incentive Plan may be either newly issued shares or shares that have been reacquired by the company. Shares issued by the company as substitute awards granted solely in connection with the assumption of outstanding awards previously granted by a company acquired by the company, or with which the company combines, or Substitute Awards, do not reduce the number of shares available for awards under the Equity Incentive Plan.

In addition, the Equity Incentive Plan imposes individual limitations on the amount of certain awards in order to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Under these limitations, no single participant may receive options or stock appreciation rights, or SARs, in any calendar year that, taken together, relate to more than 625,000 shares of common stock, subject to adjustment in certain circumstances.

With certain limitations, awards made under the Equity Incentive Plan may be adjusted by the compensation committee of the board of directors, or the Compensation Committee, in its discretion or to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the Equity Incentive Plan in the event of any stock dividend, reorganization, recapitalization, stock split, combination, merger, consolidation, change in laws, regulations or accounting principles or other relevant unusual or nonrecurring event affecting the company.

No awards may be granted under the Equity Incentive Plan after the tenth anniversary of the effective date of the plan.

Eligibility and Administration.  Current and prospective officers and employees, directors of, and consultants to, the company or its subsidiaries or affiliates are eligible to be granted awards under the Equity Incentive Plan. The Compensation Committee administers the Equity Incentive Plan, except with respect to awards to non-employee directors, for which the Equity Incentive Plan is administered by the Board. Subject to the terms of the Equity Incentive Plan, the Compensation Committee is authorized to select participants, determine the type and number of awards to be granted, determine and later amend, subject to certain limitations, the terms and conditions of any award, interpret and specify the rules and regulations relating to the Equity Incentive Plan, and make all other determinations that may be necessary or desirable for the administration of the Equity Incentive Plan. Notwithstanding the foregoing, until such time as the GTCR Funds hold less than 15% of the outstanding stock of the company, the consent of GTCR is required for any equity or equity-based awards to our executive officers. See “Certain Relationships and Related Transactions — Stockholders Agreement.” Following this offering, GTCR will own less than 15% of the outstanding common stock of the Company and this consent right will terminate.

Stock Options and Stock Appreciation Rights.  The Compensation Committee is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options. The Compensation Committee may specify the terms of such grants subject to the terms of the Equity Incentive Plan. The Compensation Committee is also authorized to grant SARs, either with or without a related option. The exercise price per share subject to an option is determined by the Compensation Committee, but may not be less than the fair market value of a share of common stock on the date of the grant, except in the case of Substitute Awards. The maximum term of each option or SAR, the times at which each option or SAR will be exercisable, and the provisions requiring forfeiture of unexercised options at or following termination of employment generally are fixed by the Compensation Committee, except that no option or SAR relating to an option may have a term exceeding ten years. Incentive stock options that are granted to holders of more than ten percent of the company’s voting securities are subject to certain additional restrictions, including a five-year maximum term and a minimum exercise price of 110% of fair market value.

A stock option or SAR may be exercised in whole or in part at any time, with respect to whole shares only, within the period permitted for the exercise. Stock options and SARs shall be exercised by written notice of intent to exercise the stock option or SAR and, with respect to options, payment in full to the company of the amount of the option price for the number of shares with respect to which the option is then being exercised.

Payment of the option price must be made in cash or cash equivalents, or, at the discretion of the Compensation Committee, (a) by transfer, either actually or by attestation, to the company of shares that have been held by the participant for at least six months (or such lesser period as may be permitted by the Compensation Committee) which have a fair market value on the date of exercise equal to the option price, together with any applicable withholding taxes, or (b) by a combination of such cash or cash equivalents and such shares; provided, however, that a participant is not entitled to tender shares pursuant to successive, substantially simultaneous exercises of any stock option of the company. Subject to applicable securities laws and company policy, the company may permit an option to be exercised by delivering a notice of exercise and simultaneously selling the shares thereby acquired, pursuant to a brokerage or similar agreement approved in advance by proper officers of the company, using the proceeds of such sale as payment of the option price, together with any applicable withholding taxes. Until the participant has been issued the shares subject to such exercise, he or she shall possess no rights as a stockholder with respect to such shares.

Restricted Shares and Restricted Share Units.  The Compensation Committee is authorized to grant restricted shares of common stock and restricted share units. Restricted shares are shares of common stock subject to transfer restrictions as well as forfeiture upon certain terminations of employment prior to the end of a restricted period or other conditions specified by the Compensation Committee in the award agreement. A participant granted restricted shares of common stock generally has most of the rights of a shareholder of the company with respect to the restricted shares, including the right to receive dividends and the right to vote such shares. None of the restricted shares may be transferred, encumbered or disposed of during the restricted period or until after fulfillment of the restrictive conditions.

Each restricted share unit has a value equal to the fair market value of a share of common stock on the date of grant. The Compensation Committee determines, in its sole discretion, the restrictions applicable to the restricted share units. A participant will be credited with dividend equivalents on any vested restricted share units at the time of any payment of dividends to shareholders on shares of common stock. Except as determined otherwise by the Compensation Committee, restricted share units may not be transferred, encumbered or disposed of, and such units shall terminate, without further obligation on the part of the company, unless the participant remains in continuous employment of the company for the restricted period and any other restrictive conditions relating to the restricted share units are met.

Performance Awards.  A performance award consists of a right that is denominated in cash or shares of common stock (including restricted stock units), valued in accordance with the achievement of certain performance goals during certain performance periods as established by the Compensation Committee, and payable at such time and in such form as the Compensation Committee shall determine. Performance awards may be paid in a lump sum or in installments following the close of a performance period or on a deferred basis, as determined by the Compensation Committee. Termination of employment prior to the end of any performance period, other than for reasons of death or total disability, will result in the forfeiture of the performance award. A participant’s rights to any performance award may not be transferred, encumbered or disposed of in any manner, except by will or the laws of descent and distribution.

Performance awards are subject to certain specific terms and conditions under the Equity Incentive Plan. Unless otherwise expressly stated in the relevant award agreement, each award granted to a covered officer, as defined, under the Equity Incentive Plan is intended to be performance-based compensation within the meaning of Section 162(m). Performance goals for covered officers will be limited to one or more of the following financial performance measures relating to the company or any of its subsidiaries, operating units, business segments or divisions: (a) earnings before interest, taxes, depreciation and/or amortization; (b) operating income or profit; (c) operating efficiencies; (d) return on equity, assets, capital, capital employed or investment; (e) net income; (f) earnings per share; (g) utilization management; (h) membership; (i) gross profit; (j) medical loss ratio; (k) stock price or total stockholder return; (l) provider network growth; (m) debt reduction; (n) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals, and goals relating to acquisitions or divestitures; or (o) any combination of those objectives. Each goal may be expressed on an absolute or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the company or any subsidiary, operating unit or division of the company or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders’ equity or shares outstanding, or to assets or net assets. The Compensation Committee may appropriately adjust any evaluation of performance under criteria set forth in the Equity Incentive Plan to exclude any of the following events that occurs during a performance period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (d) accruals for reorganization and restructuring programs and (e) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 or in management’s discussion and analysis of financial condition and results of operations appearing in the company’s annual report to stockholders for the applicable year.

To the extent necessary to comply with Section 162(m) of the Code, with respect to grants of performance awards, no later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m)), the Compensation Committee will, in writing, (1) select the performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each covered officer for such performance period. Following the completion of each performance period, the Compensation Committee will certify in writing whether the applicable performance targets have been achieved and the amounts, if any, payable to covered officers for such performance period. In determining the amount earned by a covered officer for a given performance period, subject to any applicable award agreement, the Compensation Committee shall have the right to reduce (but not increase) the amount payable at a given level of performance to take into account additional factors that the Compensation Committee may deem relevant to the assessment of individual or corporate performance for the performance period. With respect to any covered officer, the maximum annual number of shares in respect of which all performance awards may be granted under the Equity Incentive Plan is 250,000 and the maximum annual amount of all performance awards that are settled in cash is $5,000,000.

Other Stock-Based Awards.  The Compensation Committee is authorized to grant any other type of awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock. The Compensation Committee will determine the terms and conditions of such awards, consistent with the terms of the Equity Incentive Plan.

Non-Employee Director Awards.  The board may provide that all or a portion of a non-employee director’s annual retainer, meeting fees or other awards or compensation as determined by the Board will be payable in non-qualified stock options, restricted shares, restricted share units or other stock-based awards, including unrestricted shares, either automatically or at the option of the non-employee directors. The board will determine the terms and conditions of any such awards, including those that apply upon the termination of a non-employee director’s service as a member of the board. Non-employee directors are also eligible to receive other awards pursuant to the terms of the Equity Incentive Plan, including options and SARs, restricted shares and restricted share units, and other stock-based awards upon such terms as the Compensation Committee may determine; provided, however, that with respect to awards made to members of the Compensation Committee, the Equity Incentive Plan will be administered by the board.

Termination of Employment.  The Compensation Committee will determine the terms and conditions that apply to any award upon the termination of employment with the company, its subsidiaries and affiliates, and provide such terms in the applicable award agreement or in its rules or regulations.

Change in Control.  Unless expressly provided in the applicable award agreement or otherwise determined by the Compensation Committee on or before a Change in Control (as defined in the Equity Incentive Plan), outstanding awards will not vest, become exercisable or payable or otherwise have restrictions lifted upon a Change in Control.

Amendment and Termination.  The board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan or any portion of the Equity Incentive Plan at any time, except that stockholder approval must be obtained for any such action if such approval is necessary to comply with any tax or regulatory requirement with which the board deems it desirable or necessary to comply. The Compensation Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award, either prospectively or retroactively. Notwithstanding the foregoing, except for certain limited exceptions, the Compensation Committee does not have the power to amend the terms of previously granted options to reduce the exercise price per share of such options or to cancel such options and grant substitute options with a lower exercise price per share than the cancelled options. The Compensation Committee also may not materially and adversely affect the rights of any award holder without the award holder’s consent.

Other Terms of Awards.  The company may take action, including the withholding of amounts from any award made under the Equity Incentive Plan, to satisfy withholding and other tax obligations. The Compensation Committee may provide for additional cash payments to participants to defray any tax arising from the grant, vesting, exercise or payment of any award. Except as permitted by the applicable award agreement, awards granted under the Equity Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or as permitted by the Compensation Committee in its discretion.

2005 Stock Option Plan

The following is a brief summary of the principal features of our 2005 stock option plan, referred to as the 2005 Stock Option Plan, which we adopted on March 1, 2005. We will not grant any additional awards under our 2005 Stock Option Plan and have not done so since prior to the company’s IPO. This summary is qualified in its entirety by reference to the actual text of the 2005 Stock Option Plan, a copy of which has been filed as an exhibit to our previous filings with the Securities and Exchange Commission.

Nonqualified stock options to purchase an aggregate of 176,250 shares of common stock are currently outstanding under the 2005 Stock Option Plan. The exercise price for all outstanding stock options granted under the 2005 Stock Option Plan is $2.50 per share. Options granted under the 2005 Stock Option Plan vest and become exercisable over a period of five years from the vesting start date. All options granted under the 2005 Stock Option Plan have a ten year term. Options to purchase 36,000 shares are currently exercisable.

A participant in the 2005 Stock Option Plan may exercise an option only if such participant is, and has been continuously since the date the option was granted, a director, officer or employee of, or performed other services for us. Options may be exercised in whole or in part by written notice to the company. This notice must be accompanied by payment of the exercise price in full. Payment shall be made in cash (including check, bank draft, or money order). An optionee may not transfer a stock option other than by will or the laws of descent and distribution.

In the event of certain types of changes in our capital structure, including a stock split or recapitalization, the number of shares and exercise price of all outstanding stock options granted under the 2005 Stock Option Plan will be automatically adjusted. In the event of a recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of our assets or other fundamental change whereupon holders of the shares of the common stock are entitled to receive stock, securities or assets with respect to, or in exchange for, their shares of the common stock, each participant holding options shall thereafter have the right to receive, upon exercise of the options, such shares of stock, securities, or assets as may be issued or payable with respect to or in exchange for the number of shares of common stock to which participant would have been entitled upon exercise of options had such change not taken place.

The 2005 Stock Option Plan is administered by the Compensation Committee of our Board of Directors. Subject to the terms of the 2005 Stock Option Plan, the board has the authority to interpret and specify the rules and regulations relating to the 2005 Stock Option Plan.

The outstanding option award agreements also contain restrictions on transfer and non-competition and confidentiality provisions substantially similar to those provided under the restricted stock agreements and set forth above under “— Restricted Stock Purchase Agreements.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stock Purchase Agreement; Purchase and Exchange Agreement

Pursuant to the stock purchase agreement, dated March 1, 2005, entered into by the company in connection with the recapitalization, the GTCR Funds and certain other investors, the GTCR Funds and other investors, including certain of our directors and executive officers, purchased an aggregate of 136,072 shares of our preferred stock and 18,237,587 shares of the common stock for an aggregate purchase price of approximately $139.7 million. Pursuant to the stock purchase agreement, among other transactions:

•	The GTCR Funds purchased 130,569 shares of preferred stock and 17,500,000 shares of common stock for a purchase price of $134.1 million;

•	Martin S. Rash, a director, purchased 487 shares of preferred stock and 65,265 shares of common stock for a purchase price of $500,000;

•	Kevin M. McNamara, who has since March 1, 2005 become an executive officer, purchased 243 shares of preferred stock and 32,633 shares of common stock for a purchase price of $250,000;

•	J. Gentry Barden, who has since March 1, 2005 become an executive officer, purchased 49 shares of preferred stock and 6,527 shares of common stock for a purchase price of $50,000; and

•	David L. Terry, Jr., an executive officer, purchased 77 shares of preferred stock and 10,369 shares of common stock for a purchase price of $79,438.

Additionally, the stock purchase agreement provided for the payment by the company of reasonable travel, legal and other fees and expenses incurred by GTCR or its affiliates in connection with the rendering of any services to the company.

Pursuant to the purchase and exchange agreement, dated November 10, 2004, entered into in connection with the recapitalization by GTCR, NewQuest, LLC, the members of NewQuest, LLC, the company, and NewQuest, Inc., a wholly-owned subsidiary of the company, the members of NewQuest, LLC exchanged or sold their ownership interests in NewQuest, LLC for an aggregate of $295.4 million in cash (including $17.2 million placed in escrow to secure contingent post-closing indemnification liabilities), 91,082 shares of preferred stock, and 12,207,631 shares of common stock of HealthSpring, Inc. The table below lists with respect to each of our directors, executive officers, and 5% or greater stockholders (including persons or entities related to the director, executive officer, or stockholder) who participated in the recapitalization: (a) the number of NewQuest, LLC membership units contributed to HealthSpring, Inc., (b) the number of shares of preferred and common stock of HealthSpring, Inc. received in connection with the contribution, (c) the number of NewQuest, LLC membership units sold to HealthSpring, Inc., and (d) the aggregate cash value of the membership units sold to HealthSpring, Inc., as part of the recapitalization.

	Number of	Number of	Number of	Number of
	Membership Units	Preferred Shares	Common Shares	Membership Units
	of NewQuest, LLC	Received in	Received in	of NewQuest, LLC	Cash Value
	Contributed to	Connection with	Connection with	Sold to	of Sold
Name	HealthSpring, Inc.	Contribution	Contribution	HealthSpring, Inc.	Units

Herbert A. Fritch	392,261	30,420	4,077,139	403,176	$32,104,404
Jeffrey L. Rothenberger	84,578	6,559	879,099	205,725	$16,381,584
J. Murray Blackshear	88,359	6,582	918,398	206,944	$16,478,651
Pasquale R. Pingitore, M.D.	32,580	2,526	338,635	98,551	$7,847,480

Terms of Preferred Stock

As described above, we sold shares of preferred stock to the GTCR Funds, members of our predecessor, and certain other new investors in connection with the recapitalization. The holders of the preferred stock were entitled to an 8% cumulative dividend per year, which accrued on a daily basis and accumulates quarterly commencing on March 31, 2005, on the sum of the liquidation value of $1,000 per share plus all accumulated and unpaid dividends. In connection with our IPO, the preferred stock automatically converted into common stock based on the aggregate liquidation value of the preferred stock, which included all accrued but unpaid dividends, divided by a number which was equal to the public offering price per share of the common stock.

Stockholders Agreement

Each of our stockholders prior to the IPO was a party to a stockholders agreement dated March 1, 2005. That agreement was amended and restated effective upon completion of the IPO. Under the amended and restated stockholders agreement, each share of our capital stock beneficially owned by our existing stockholders, other than shares held by GTCR, is generally subject to certain restrictions on transfer, other than certain permitted transfers described in the stockholders agreement.

The amended and restated stockholders agreement also provides:

•	that we will nominate, and the stockholders party thereto will vote their shares for, two representatives designated by GTCR for election as directors until such time as the GTCR Funds hold less than 15% of the outstanding shares of common stock of the company; and thereafter one representative designated by GTCR until such time as the GTCR Funds hold less than 10% of the outstanding shares of common stock of the company;

•	that GTCR will have the right to designate one of its director designees to serve on each of the committees established by our board of directors, except if prohibited by applicable law or the NYSE rules, until such time as the GTCR Funds hold less than 15% of the outstanding shares of common stock of the company; and

•	that GTCR must consent to any equity or equity based awards to our executive officers, until such time as the GTCR Funds hold less than 15% of the outstanding shares of common stock of the company.

GTCR will own less than 10% of the outstanding common stock of the company and has agreed to terminate the amended and restated stockholders agreement upon completion of this offering.

Professional Services Agreement

Under the professional services agreement, dated March 1, 2005, between HealthSpring, Inc., NewQuest, Inc. and GTCR Golder Rauner II, L.L.C., HealthSpring, Inc. engaged GTCR Golder Rauner II, L.L.C. as a financial and management consultant. Two of our directors, Messrs. Nolan and Timm, are affiliated with GTCR Golder Rauner II, L.L.C. During the term of its engagement, GTCR Golder Rauner II, L.L.C. has agreed to consult on business and financial matters, including corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies and debt and equity financings for an annual management fee of $500,000, payable in equal monthly installments, and reimbursement for certain related expenses. GTCR Golder Rauner II, L.L.C., an affiliate of the GTCR Funds, was paid approximately $417,000 and $42,000 during 2005 and 2006, respectively, under this agreement in management fees and related expenses.

Additionally, GTCR Golder Rauner II, L.L.C. was paid a placement fee of approximately $1.34 million under the professional services agreement in connection with the sale of our securities in connection with the recapitalization in 2005.

This agreement was terminated upon completion of the IPO.

Conversion of Phantom Membership Units of NewQuest, LLC

Our predecessor, NewQuest, LLC, entered into phantom membership agreements for the benefit of certain of its employees, including a number of our past and current officers and directors. The phantom membership agreements provided for cash payments to the holders upon the occurrence of a change in control of NewQuest, LLC or an initial public offering. If a change in control or an initial public offering did not occur within ten years of the date of the phantom membership agreements, such agreements expired without any consideration required to be paid to the holders. In connection with the recapitalization, the holders of phantom membership agreements entered into agreements converting their phantom membership units into NewQuest, LLC series D membership units and canceling their rights under the phantom membership agreements, in each case effective as of December 31, 2004. The conversion ratio, and value of the new NewQuest, LLC membership interests, was determined based on the value of NewQuest, LLC implied by the recapitalization.

As part of the conversion and cancellation of the phantom membership agreements, NewQuest, LLC loaned each holder of phantom membership units an amount sufficient to pay the estimated federal and state tax liability of the phantom unit holder as a result of the conversion (which was based on an estimated marginal tax rate of approximately 36%). These loans, in the form of promissory notes, accrued interest at the applicable federal rate, were secured by a pledge of the Series D membership units received upon conversion and were paid in full at the closing of the recapitalization on March 1, 2005. At the time of the conversion, the company also paid each former phantom member an amount equal to the accrued interest, grossed-up to cover related withholding taxes, estimated to be payable with respect to the promissory notes from January 1, 2005 through the anticipated closing of the recapitalization. At the closing of the recapitalization, the former phantom members were paid an additional amount designed to compensate them for (a) the amounts, if any, that would have been received had the conversion occurred at March 1, 2005 instead of December 31, 2004 and (b) the accrued interest, grossed-up to cover related withholding taxes, payable with respect to the promissory notes in excess of the estimated interest paid upon the conversion. The series D membership units issued in connection with the conversion were either sold to us for cash or contributed to us in exchange for shares of our preferred and common stock as part of the recapitalization under the purchase and exchange agreement described above.

The following table lists, for our directors and executive officers who held NewQuest, LLC phantom membership units: (a) the aggregate number of phantom membership units held by such person at the time of the conversion; (b) the number of series D membership units received upon conversion of the phantom membership units; (c) the aggregate value of the series D membership units sold or contributed to us in connection with the recapitalization; (d) the aggregate amount of the loan made to each person in connection with the conversion; and (e) the aggregate amount of the grossed-up interest payments and additional amounts such person was entitled to receive upon the conversion and the closing of the recapitalization.

	Number	Number
	of	of
	Phantom	Series	Aggregate
	Membership	D	Value
	Units	Units	of
	of	Received	Series	Aggregate	Aggregate
	NewQuest,	Upon	D	Loan	Additional
Name	LLC	Conversion(1)	Units(2)	Amount(3)	Amounts

Herbert A. Fritch	40,000	30,622.36	$2,422,248	$885,381	$16,190
Jeffrey L. Rothenberger	10,000	7,655.59	$605,557	$220,437	$4,047
J. Murray Blackshear	10,000	7,655.59	$605,557	$220,437	$4,047
Pasquale R. Pingitore, M.D.	2,750	2,307.38	$182,514	$65,974	$1,220

(1)	Included in number of membership units of NewQuest, LLC contributed or sold to HealthSpring, Inc. in the table on page 98.
(2)	Based upon an estimated per unit value at December 31, 2004 of $79.10.
(3)	Includes interest accrued at the applicable federal rate through the closing of the recapitalization.

RPO Relationships

RPO is a Texas non-profit corporation the members of which are GulfQuest L.P., one of our wholly owned HMO management subsidiaries, and 13 affiliated independent physician associations, comprised of over 1,100 physicians, including 450 primary care physicians, providing medical services primarily in and around counties surrounding and including the Houston, Texas metropolitan area. Our Texas HMO, Texas HealthSpring, LLC, has contracted with RPO to provide professional medical and covered medical services and procedures to over 28,300 members of our Medicare Advantage plan. Pursuant to that agreement, RPO shares risk relating to the provision of Medicare services to members whose primary care physician is an RPO-affiliated doctor, both upside and downside, with the company on an equal allocation. Another agreement we have with RPO delegates responsibility to our GulfQuest subsidiary for medical management, claims processing, provider relations, credentialing, finance, and reporting services for RPO’s Medicare and commercial members. Pursuant to that agreement, GulfQuest receives a management fee, calculated as a percentage of Medicare premiums, plus a dollar amount PMPM for RPO’s commercial members, plus 25% of the profits from RPO’s operations. Both agreements have a ten year term that expires on December 31, 2014 and automatically renew for additional one to three year terms thereafter, unless notice of non-renewal is given by either party at least 180 days prior to the end of the then-current term. The agreements also contain certain restrictions on our ability to enter into agreements with physician networks in certain counties where RPO provides services. Likewise, RPO is subject to restrictions regarding providing coverage in plans competitive with our Texas HMO’s Medicare Advantage plan. See “Business — Medical Health Services Management and Provider Networks” and “Business — Provider Arrangements and Payment Methods.”

Because the substantial majority of the physicians that participate in our Texas HMO are contracted through RPO, we and RPO work closely together. The physicians contracted with RPO have substantial experience in managing the delivery of care for the Medicare population through risk relationships with Medicare Advantage health plans that pre-date our relationship. We believe our close relationship with RPO allows for increased communication among physicians and more efficient care of our Medicare members. This close working relationship has also historically resulted in lower Medicare MLRs than in our other Medicare Advantage plans. Herb Fritch, our President and Chief Executive Officer, serves as president of RPO. Mr. Fritch has not received any compensation from RPO.

For the years ended December 31, 2003, 2004 and 2005, RPO paid GulfQuest management and other fees of approximately $8.9 million, $10.4 million, and $13.4 million, respectively. Texas HealthSpring, LLC paid RPO approximately $36.3 million, $53.8 million, and $78.6 million in 2003, 2004, and 2005, respectively.

In connection with certain agreements made by RPO and its related physician groups as a condition to the recapitalization, the company and RPO agreed to the potential issuance to RPO of approximately 1% of the common equity in the company following the recapitalization. It was understood and agreed that this equity would be issued based on RPO achieving certain performance goals over the five year period following the recapitalization. The company and RPO subsequently engaged in negotiations concerning this commitment, including discussions regarding a settlement of our obligation by a cash payment to RPO which would eliminate the future performance requirements. We settled this obligation in its entirety by a cash payment to RPO in the amount of $4.0 million in February 2006.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table indicates information regarding the beneficial ownership of the common stock before and after the completion of this offering by:

•	the selling stockholders;

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of the common stock;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The number of shares owned and percentage ownership in the following table is based on 57,234,008 shares of common stock outstanding as of September 25, 2006.

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer and director listed below is c/o HealthSpring, Inc., 44 Vantage Way, Suite 300, Nashville, Tennessee 37228.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules include shares of common stock issuable pursuant to the exercise of stock options or warrants or conversion of convertible notes that are either immediately exercisable or convertible or exercisable or convertible within 60 days of September 25, 2006. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and dispositive authority with respect to all shares shown as beneficially owned by them.

				Number of
				Shares to be
	Before Offering			Sold in the	After Offering
Beneficial Owners	Number		Percentage	Offering	Number	Percentage

Named Executive Officers:
Herbert A. Fritch	5,758,291	(1)	10.1	—	5,758,291	10.1
Jeffrey L. Rothenberger	1,241,561	(2)	2.2	250,000	991,561	1.7
J. Murray Blackshear	1,297,065	(3)	2.3	—	1,297,065	2.3
Pasquale R. Pingitore, M.D.	478,256	(4)	*	100,000	378,256	*
Kevin M. McNamara	546,187	(5)	*	—	546,187	*

Directors:
Bruce M. Fried	3,750	(6)	*	—	3,750	*
Robert Z. Hensley	5,000	(7)	*	—	5,000	*
Russell K. Mayerfeld(9)	4,000	(7)	*	—	4,000	*
Joseph P. Nolan(8)	13,697,968	(6)	23.9	8,530,433	5,167,535	9.0
Martin S. Rash	96,174	(7)	*	—	96,174	*
Daniel L. Timm	2,500	(6)	*	—	2,500	*
Executive officers and directors as a group (15 persons)	23,234,613		40.6	8,880,433	14,354,180	25.1

Other Selling Stockholders:
GTCR Fund VIII, L.P.(10)	11,598,148		20.3	7,224,085	4,374,063	7.6
GTCR Fund VIII/B, L.P.(10)	2,035,419		3.6	1,267,792	767,627	1.3
GTCR Co-Invest II, L.P.(10)	61,901		*	38,556	23,345	*
Texas Physician Investors(11)	321,459		*	119,567	201,892	*

Other 5% Shareholders:
FMR Corporation(12)	4,077,000		7.1	—	4,077,000	7.1
Perry Corp.(13)	4,000,400		7.0	—	4,000,400	7.0

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Includes 1,924,259 shares held by certain trusts for the benefit of Mr. Fritch’s children and step-children of which Mr. Fritch or Mr. Fritch’s wife is the trustee.

(2)	Includes 122,532 shares held by trusts for the benefit of Mr. Rothenberger’s children of which Mr. Rothenberger’s wife is the trustee.

(3)	Includes 150,000 shares held by a grantor retained annuity trust for the benefit of Mr. Blackshear’s children of which Mr. Blackshear is the trustee.

(4)	Includes 50,748 shares held by trusts for the benefit of Mr. Pingitore’s children and 5,819 shares owned by Mr. Pingitore’s wife.

(5)	Includes 333,333 restricted shares for which the restrictions have not lapsed.

(6)	Includes 2,500 restricted shares issued under the 2006 equity incentive plan for which the restrictions have not lapsed.

(7)	Includes 4,000 restricted shares issued under the 2006 equity incentive plan for which the restrictions have not lapsed.

(8)	GTCR Golder Rauner II, L.L.C., or GTCR II, is the general partner of GTCR Partners VIII, L.P., or Partners VIII, and GTCR Co-Invest II, L.P., or Co-Invest II. Partners VIII is the general partner of GTCR Fund VIII, L.P. and GTCR Fund VIII/B, L.P. GTCR II, through a six-person members committee (consisting of Mr. Nolan, Collin E. Roche, Philip A. Canfield, David A. Donnini, Edgar D. Jannotta, Jr. and Bruce V. Rauner (collectively, the “Managers”), with Mr. Rauner as the managing member), has voting and dispositive authority over the shares held by the GTCR Funds, and therefore beneficially owns such shares. Decisions of the members committee with respect to the voting and disposition of the shares are made by a vote of not less than one-half of the Managers and the affirmative vote of the managing member and, as a result, no single Manager has voting or dispositive authority over the shares. Each of the Managers are principals of GTCR II, and each of them disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address of each such person is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(9)	Does not include shares owned by Co-Invest II. Mr. Mayerfeld owns an interest in Co-Invest II but does not have voting or dispositive authority over the shares of the company owned or deemed to be owned by Co-Invest II. Mr. Mayerfeld disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such shares.

(10)	The address of each such entity is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(11)	Includes 19 physicians who received shares of common stock at the time of our IPO in exchange for their minority ownership interests in our Texas HMO subsidiary. In the aggregate, the Texas Physician Investors own less than one percent of our outstanding common stock. See “Recapitalization.”

(12)	This information is based upon a Schedule 13F filed as of June 30, 2006 by FMR Corporation, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. FMR Corp. has beneficial ownership of shares of the common stock as a result of its sole ownership of Fidelity Management & Research Company (“Fidelity”). Fidelity, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 4,077,000 shares of the common stock as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 that hold the shares. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(13)	This information is based upon a Schedule 13F filed as of June 30, 2006 by Perry Corp., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The address of Perry Corp. is 599 Lexington Avenue, 36th Floor, New York, NY 10022.

DESCRIPTION OF CAPITAL STOCK

The discussion set forth below describes the primary terms of our capital stock, amended and restated certificate of incorporation, and second amended and restated bylaws as currently in effect. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to the full text of our amended and restated certificate of incorporation and second amended and restated bylaws, copies of which have been filed as exhibits to our previous filings with the Securities and Exchange Commission, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock.

Our authorized capital stock consists of 180,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of September 25, 2006, there were 57,234,008 shares of common stock outstanding and no shares of preferred stock outstanding.

Voting Rights.  Under the terms of our amended and restated certificate of incorporation, each holder of the common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote and present in person or by proxy at any annual meeting of stockholders can elect all of the directors standing for election, if they should so choose.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation.  In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences.  Holders of common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Fully Paid and Nonassessable.  All of our outstanding shares of common stock are fully paid and nonassessable.

New York Stock Exchange Listing.  The common stock is listed on the New York Stock Exchange under the symbol “HS.”

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more classes or series, to establish from time to time the number of shares to be included in each such class or series, to fix the rights, preferences, and privileges of the shares of each such class or series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such class or series (but not below the number of shares of such class or series then outstanding). Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, although providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Registration Rights

We entered into a registration agreement with our stockholders in connection with the recapitalization. Under this registration agreement, the GTCR Funds have the right at any time, subject to specified conditions, to request us to register any or all of their securities under the Securities Act on Form S-1, which we refer to as a “long-form registration” or on Form S-2 or Form S-3, which we refer to as a “short-form registration,” in each case at our expense. In addition, certain holders of the other stockholders registrable shares, as defined, and the executives registrable shares, as defined, may participate in such demand registrations. In addition, subject to specified conditions, the holders of a majority of the other stockholders registrable securities and executives registrable securities, collectively, have the right to request short-form registrations, in which the GTCR Funds may participate as well, at our expense. We are not required, however, to effect any long-form registration within 90 days after the effective date of a previous long-form registration, including the registration of the sale of shares in this offering, or a previous registration in which the holders of registrable securities were given the piggyback rights described below, without any reduction. We may also postpone any registration up to 180 days subject to specified conditions.

At our expense, and subject to certain cutback rights, all holders of registrable securities are entitled to the inclusion of such securities in any registration statement used by us to register any offering of our equity securities, other than pursuant to a demand registration as described above, an initial public offering or a registration on Form S-4 or Form S-8.

These registration rights generally expire only upon the sale of all shares of common stock that have registration rights or, with respect to any person, when all of their registrable securities may be sold to the public pursuant to Rule 144 under the Securities Act during a single 90 day period. After the completion of this offering the holders of 14,936,556 shares (13,586,556 shares assuming the underwriters’ option to purchase an additional 1,350,000 shares of common stock has been exercised) of common stock, including the GTCR Funds, are entitled to demand or piggyback registration rights under the registration agreement.

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and second amended and restated bylaws provide that our board of directors is divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of our then-current board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of directors. In addition, our amended and restated certificate of incorporation and second amended and restated bylaws, as applicable, provide, among other things, that:

•	special meetings of our stockholders may be called only by the chairman of the board of directors, by our chief executive officer, or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•	any stockholder wishing to properly bring a matter before a meeting of stockholders must comply with certain procedural and advance notice requirements;

•	actions taken by the written consent of our stockholders require the consent of the holders of at least 66 2/3% of our outstanding shares;

•	the authorized number of directors may be changed only by resolution of the board of directors;

•	the second amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation relating to anti-takeover provisions may generally only be amended with the consent of the holders of at least 66 2/3% of our outstanding shares;

•	directors may only be removed for cause; and

•	any vacancy on the board of directors, however the vacancy occurs, may only be filled by the directors.

Furthermore, our authorized but unissued shares of common stock and preferred stock may be available for future issuance without stockholder approval, subject to the requirements of applicable law. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. Because such shares can also be utilized in certain defensive mechanisms, such as the implementation of a stockholder rights plan, or “poison pill,” when faced with a takeover attempt, the existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of the common stock by means of a proxy contest, tender offer, merger, or otherwise.

These and other provisions contained in our amended and restated certificate of incorporation and second amended and restated bylaws could delay or discourage certain types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then-current prices, and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of the common stock.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.

Limitations on Directors’ Liability and Indemnification Agreements

As permitted by Delaware law, our amended and restated certificate of incorporation limits or eliminates the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, other than liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions, or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. Moreover, these provisions do not modify a director’s liability under federal securities laws. Our amended and restated certificate of incorporation also provides that:

•	we will indemnify our directors, officers, employees, and other agents to the fullest extent permitted by law;

•	we may advance expenses to our directors, officers, employees, and other agents in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our amended and restated certificate of incorporation are not exclusive.

We believe that indemnification under our amended and restated certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated certificate of incorporation or our second amended and restated bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification provided for in our amended and restated certificate of incorporation, we have entered into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law or our amended and restated certificate of incorporation. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Corporate Opportunities and Transactions with GTCR

In recognition that directors, officers, stockholders, members, managers and/or employees of GTCR and its affiliates and investment funds, which we collectively refer to as the GTCR entities, may serve as our directors and/or officers, and that the GTCR entities and our other non-employee directors may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and such persons. Specifically, neither the GTCR entities nor any of our non-employee directors will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any GTCR entity or non-employee director acquires knowledge of a potential transaction or matter that may be a corporate opportunity for such persons and us, we will not have any expectancy in such corporate opportunity, and such persons will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. In addition, if any GTCR entity or non-employee director acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and such person, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company.

In recognition that we may engage in material business transactions with the GTCR entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors or officers who are also directors, officers, stockholders, members, managers or employees of any GTCR entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

•	the transaction was approved, after being made aware of the material facts of the relationship between the company or a subsidiary thereof and the GTCR entity and the material terms and facts of the transaction, by (i) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction, which we refer to as interested persons, or (ii) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are not interested persons; or

•	the transaction was fair to us at the time we entered into the transaction; or

•	the transaction was approved by an affirmative vote of the holders of a majority of shares of the common stock entitled to vote generally in the election of directors, voting together as a single class, excluding the GTCR entities and any interested person.

Any amendment to the foregoing provisions of our amended and restated certificate of incorporation requires the affirmative vote of at least 66 2/3% of the voting power of all shares of the common stock then outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

Market sales of shares or the availability of shares for sale may decrease the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities. Additionally, future sales of the common stock and the availability of the common stock for sale may depress the market price for the common stock.

As of September 25, 2006, we had 57,234,008 shares of common stock outstanding. Of these shares of common stock, holders of 14,556,072 shares (13,206,072 shares assuming the underwriters’ option to purchase an additional 1,350,000 shares of common stock has been exercised) have agreed, subject to specified exceptions, that without the prior written consent of each of Goldman Sachs & Co., Citigroup Global Markets Inc., and UBS Securities LLC they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 90 days from the date of this prospectus. Each of Goldman, Sachs & Co., Citigroup Global Markets Inc., and UBS Securities LLC, may, in their sole discretion, permit early release of shares subject to the lock-up agreements.

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, a person who has beneficially owned shares of the common stock for at least one year, including persons who would be deemed our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of the common stock then outstanding (approximately 572,340 shares); or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

In general, sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Additionally, under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Equity Incentive Plans

We have filed with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act covering the 6,250,000 shares of common stock issuable pursuant to options or other securities issued pursuant to, or otherwise reserved for issuance under, our 2006 equity incentive plan, together with the 176,250 shares that may be purchased upon exercise of outstanding options issued under our 2005 stock option plan. This registration statement became effective immediately upon filing. Accordingly, shares registered under the registration statement, subject to Rule 144 volume limitations applicable to affiliates, will be available upon issuance for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.

Registration Rights

Upon completion of this offering, the holders of 14,936,556 shares of the common stock (13,586,556 shares assuming the underwriters’ option to purchase an additional 1,350,000 shares of common stock has been exercised), or their permitted transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act under, and subject to the terms and conditions of, our registration agreement. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by “affiliates,” immediately upon the effectiveness of this registration. See “Description of Capital Stock — Registration Rights” for a description of the registration agreement. Under the terms of our registration agreement, we are not obligated to file a long-form registration within 90 days of the effective date of this registration.

Lock-Up Agreements

As described under “Underwriting,” each of our executive officers and directors and the holders of 14,556,072 shares of the common stock, including the selling stockholders, have agreed with our underwriters, subject to specified exceptions, that without the prior written consent of each of Goldman Sachs & Co., Citigroup Global Markets Inc., and UBS Securities LLC (in their sole discretion), they will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 90 days from the effective date of the registration statement. In considering a request to release shares from a lock-up agreement, the underwriters will consider a number of factors, including the impact that such a release would have on this offering and the market for the common stock and the equitable considerations underlying the request for releases. The underwriters have advised us that they do not intend to release any portion of the common stock subject to the foregoing lock-up agreements.

MATERIAL UNITED STATES TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS

The following is a general discussion of the material U.S. Federal income and estate tax consequences of the ownership and disposition of the common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of the common stock that is not, for U.S. Federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate whose income is includible in gross income for U.S. Federal income tax purposes regardless of its source; or

•	a trust, in general, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under Treasury regulations to be treated as a United States person.

If an entity classified as a partnership for U.S. Federal income tax purposes holds the common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership holding the common stock, or a partner in such a partnership, you should consult your tax advisers.

An individual may be treated as a resident of the United States in any calendar year for U.S. Federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. Federal income purposes as if they were U.S. citizens.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of the common stock may be affected by certain determinations made at the partner level;

•	the tax consequences to the stockholders or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, including financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds the common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds the common stock as a capital asset.

EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF THE COMMON STOCK.

Dividends

The gross amount of dividends paid to a non-U.S. holder of the common stock ordinarily will be subject to withholding of U.S. Federal income tax at a 30% rate, or at a lower rate if an applicable income tax treaty so provides and we have received proper certification of the application of that treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of trade or business in the United States and, if provided in an applicable income tax treaty, attributable to a permanent establishment or fixed base in the United States, are not subject to the U.S. Federal withholding tax but instead are taxed in the manner applicable to United States persons. In that case, we will not have to withhold U.S. Federal withholding tax provided the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of the treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. Federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of the common stock unless:

•	the non-U.S. holder is an individual who holds the common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. Federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-U.S. holder held the common stock.

We have determined that we are not, and we believe we will not become, a United States real property holding corporation.

An individual non-U.S. holder described in the first bullet point immediately above is taxed on his gains (including gain from the sale of the common stock, net of applicable U.S. losses incurred on sales or exchanges of other capital assets during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. Federal income tax on the disposition of the common stock will be taxed on the disposition in the same manner in which citizens or residents of the United States would be taxed.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a U.S. citizen will be included in the individual’s gross estate for U.S. Federal estate tax purposes and may be subject to

U.S. Federal estate tax unless an applicable estate tax treaty provides otherwise. U.S. Federal legislation enacted in the spring of 2001 provides for reductions in the U.S. Federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the U.S. Federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding

Non-U.S. holders may be subject to U.S. information reporting requirements and backup withholding with respect to dividends paid on the common stock unless such non-U.S. holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that they are not United States persons) or otherwise establishes an exemption.

Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies under penalties of perjury that it is not a United States person or otherwise establishes an exemption.

NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITING

The company, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC are the representatives of the underwriters.

Number of
Underwriters	Shares

Goldman, Sachs & Co.
Citigroup Global Markets Inc.
UBS Securities LLC
Lehman Brothers Inc.
Banc of America Securities LLC
CIBC World Markets Corp.
Raymond James & Associates, Inc.
Avondale Partners, LLC

Total	9,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,350,000 shares from certain of the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,350,000 additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $      per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

The company and its executive officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of each of Goldman, Sachs & Co., Citigroup Global Markets Inc., and UBS Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain other transfer restrictions.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the company announces that it will release earnings results during the 16-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

The common stock is listed on the New York Stock Exchange under the symbol “HS.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of a penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise.

A prospectus in electronic format may be made available on websites maintained by one or more of the representatives of the underwriters and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to the underwriters that may make Internet distributions on the same basis as other allocations.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than $43,000,000 and (3) an annual net turnover of more than $50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation, or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations, and ministerial guidelines of Japan.

The company has agreed to pay all of the expenses of the selling stockholders in this offering other than underwriting discounts and commissions. The company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. UBS Securities LLC and certain of its affiliates serve as joint lead arranger, joint bookrunner and administrative agent for, and as a lender under, the company’s senior revolving credit facility. Citigroup Global Markets Inc. and certain of its affiliates serve as joint lead arranger, joint bookrunner and syndication agent for, and as a lender under, the company’s senior revolving credit facility. An affiliate of Banc of America Securities LLC serves as documentation agent for, and as a lender under, the company’s senior revolving credit facility.

VALIDITY OF THE COMMON STOCK

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee and for the selling stockholders by Bass, Berry & Sims PLC, Nashville, Tennessee and Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements of the predecessor and its subsidiaries as of December 31, 2004 and for the years ended 2003 and 2004 and for the two months ended February 28, 2005, and the consolidated financial statements and schedule of the company and its subsidiaries as of December 31, 2005 and for the ten-month period from March 1, 2005 (inception) to December 31, 2005, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits. For further information with respect to us and the common stock, we refer you to the registration statement and to the exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to herein are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for additional information on the operation of the public reference facilities.

You may also request a copy of these filings, at no cost, by writing or telephoning us at 44 Vantage Way, Suite 300, Nashville, TN 37228, (615) 291-7000, attention: Corporate Secretary.

INDEX TO FINANCIAL STATEMENTS

Page

Condensed Consolidated Balance Sheets at December 31, 2005 and June 30, 2006	F-2
Condensed Consolidated Statements of Income of New Quest, LLC (Predecessor) for the two-month period ended February 28, 2005 and of HealthSpring, Inc. for the four-month period ended June 30, 2005 and the six-month period ended June 30, 2006
F-3
Condensed Consolidated Statements of Cash Flows of the Predecessor for the two-month period ended February 28, 2005 and of HealthSpring, Inc. for the four-month period ended June 30, 2005 and the six-month period ended June 30, 2006
F-4
Notes to Condensed Consolidated Financial Statements	F-6
Report of Independent Registered Public Accounting Firm	F-14
Consolidated Balance Sheets of the Predecessor as of December 31, 2004 and HealthSpring, Inc. as of December 31, 2005	F-15
Consolidated Statements of Income of the Predecessor for the years ended December 31, 2003 and 2004 and the two-month period ended February 28, 2005 and of HealthSpring, Inc. for the ten-month period ended December 31, 2005
F-16
Consolidated Statements of Changes in Stockholders’ and Members’ Equity and Comprehensive Income of the Predecessor for the years ended December 31, 2003 and 2004 and the two-month period ended February 28, 2005 and HealthSpring, Inc. for the ten-month period ended December 31, 2005
F-17
Consolidated Statements of Cash Flows of the Predecessor for the years ended December 31, 2003 and 2004 and the two-month period ended February 28, 2005 and HealthSpring, Inc. for the ten-month period ended December 31, 2005
F-19
Notes to Consolidated Financial Statements	F-21
Schedule 1 — Condensed Financial Information of Registrant	S-1
Ex-1.1 Form of Underwriting Agreement
EX-23.1 Consent of KPMG LLP

HEALTHSPRING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		(unaudited)
	December 31,	June 30,
	2005	2006

Assets
Current assets:
Cash and cash equivalents	$110,085	$320,205
Accounts receivable, net of allowance for doubtful accounts of $1,165 and $3,245 at December 31, 2005 and June 30, 2006, respectively	7,248	34,720
Investment securities available for sale	8,646	8,332
Current portion of investment securities held to maturity	14,313	13,228
Deferred income tax asset	5,778	12,501
Prepaid expenses and other assets	3,148	2,890

Total current assets	149,218	391,876
Investment securities held to maturity, less current portion	22,993	23,027
Property and equipment, net	4,287	4,806
Goodwill	315,057	341,619
Other intangible assets, net	87,675	84,943
Investment in and receivable from unconsolidated affiliate	1,469	1,372
Deferred financing costs	5,487	896
Restricted investments	5,652	6,715

Total assets	$591,838	$855,254

Liabilities and Stockholders’ Equity
Current liabilities:
Medical claims liability	$82,645	$103,827
Current portion of long-term debt	16,500	—
Accounts payable and accrued expenses	17,408	27,071
Deferred revenue	365	94,752
Funds held for the benefit of members	—	77,719
Other current liabilities	362	831

Total current liabilities	117,280	304,200
Long-term debt, less current portion	172,026	—
Deferred income tax liability	29,782	30,010
Other long-term liabilities	316	297

Total liabilities	319,404	334,507

Minority interest	11,890	—

Stockholders’ equity:
Redeemable convertible preferred stock, $0.01 par value, 1,000,000 shares authorized, 227,154 shares issued and outstanding at December 31, 2005	2	—
Preferred stock, $0.01 par value, 5,000,000 shares authorized and no shares outstanding	—	—
Common stock, $0.01 par value, 74,000,000 shares authorized, 32,283,950 shares issued and 32,083,950 outstanding at December 31, 2005, and 180,000,000 shares authorized, 57,489,549 shares issued and 57,263,549 outstanding at June 30, 2006	322	575
Additional paid in capital	249,317	481,615
Retained earnings	10,943	38,604
Treasury stock, at cost, 200,000 shares at December 31, 2005 and 226,000 shares at June 30, 2006	(40)	(47)

Total stockholders’ equity	260,544	520,747

Total liabilities and stockholders’ equity	$591,838	$855,254

See accompanying notes to condensed consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except unit and share data)

	Predecessor	(unaudited)
	Two-Month	Four-Month	Six-Month
	Period Ended	Period Ended	Period Ended
	February 28, 2005	June 30, 2005	June 30, 2006
Revenue:
Premium:
Medicare	$94,764	$208,582	$549,034
Commercial	20,704	41,707	64,086

Total premium revenue	115,468	250,289	613,120
Management and other fees	3,461	6,862	11,747
Investment income	461	1,039	4,558

Total revenue	119,390	258,190	629,425

Operating expenses:
Medicare	74,531	166,407	441,884
Commercial	16,312	35,579	56,345

Total medical expense	90,843	201,986	498,229
Selling, general and administrative	21,608	31,368	70,571
Depreciation and amortization	315	2,575	4,867
Interest expense	42	5,774	8,457

Total operating expenses	112,808	241,703	582,124

Income before equity in earnings of unconsolidated affiliate, minority interest and income taxes	6,582	16,487	47,301
Equity in earnings of unconsolidated affiliate	—	—	170

Income before minority interest and income taxes	6,582	16,487	47,471
Minority interest	(1,248)	(424)	(303)

Income before income taxes	5,334	16,063	47,168
Income tax expense	(2,628)	(6,316)	(17,486)

Net income	2,706	9,747	29,682
Preferred dividends	—	(6,057)	(2,021)

Net income available to common stockholders and members	$2,706	$3,690	$27,661

Net income per common share available to common stockholders:
Basic	—	$0.12	$0.53

Diluted	—	$0.12	$0.53

Weighted average common shares outstanding:
Basic	—	32,069,542	51,974,083

Diluted	—	32,069,542	52,072,784

Net income per member unit:
Basic	$0.55	—	—

Diluted	$0.55	—	—

Weighted average member units outstanding:
Basic	4,884,196	—	—

Diluted	4,884,196	—	—

See accompanying notes to condensed consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Predecessor	(unaudited)
	Two-Month	Four-Month	Six-Month
	Period Ended	Period Ended	Period Ended
	February 28, 2005	June 30, 2005	June 30, 2006
Cash from operating activities:
Net income	$2,706	$9,747	$29,682
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	315	2,575	4,867
Amortization of accrued loss on assumed lease	(97)	—	—
Stock-based compensation expense	—	164	2,160
Amortization of deferred financing cost	—	—	148
Paid-in-kind (PIK) interest on subordinated notes	—	357	116
Equity in earnings of unconsolidated affiliate	—	—	(170)
Minority interest	1,248	424	303
Deferred tax (benefit) expense	93	1,747	(6,495)
Write-off of deferred financing costs on debt repayment	—	—	5,375
Increase (decrease) in cash equivalents due to change in:
Accounts receivable	(2,470)	8,366	(27,472)
Prepaid expenses and other current assets	1,240	(934)	258
Medical claims liability	5,829	(4,151)	21,182
Accounts payable, accrued expenses, and other current
liabilities	6,202	(21,061)	10,132
Other long-term liabilities	11	—	(19)
Deferred revenue	(113)	343	94,389

Net cash provided by (used in) operating activities	14,964	(2,423)	134,456

Cash flows from investing activities:
Purchase of property and equipment	(149)	(1,221)	(1,633)
Purchase of investment securities, held-to-maturity	(5,942)	(10,252)	(5,885)
Sale/maturity of investment securities	836	8,632	7,251
Purchase of restricted investments	(214)	(147)	(1,063)
Distributions from affiliates	—	—	106
Purchase of minority interest	—	(44,358)	—
Acquisitions, net of cash acquired	—	(223,747)	—

Net cash used in investing activities	(5,469)	(271,093)	(1,224)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	200,000	—
Payments on long-term debt	(117)	(9,483)	(188,642)
Deferred financing costs	—	(6,366)	(932)
Proceeds from issuance of common and preferred stock	—	139,977	188,750
Proceeds from sale of units in consolidated subsidiary	—	7,875	—
Funds received for the benefit of the members, net	—	—	77,719
Purchase of treasury stock	—	—	(7)
Distributions to minority stockholders	(1,771)	—	—
Cash advanced in recapitalization	1,000	—	—

Net cash (used in) provided by financing activities	(888)	332,003	76,888

Net increase in cash and cash equivalents	8,607	58,487	210,120
Cash and cash equivalents at beginning of period	67,834	—	110,085

Cash and cash equivalents at end of period	$76,441	$58,487	$320,205

See accompanying notes to condensed consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)
(in thousands)

	Predecessor	(unaudited)
	Two-Month	Four-Month	Six-Month
	Period Ended	Period Ended	Period Ended
	February 28, 2005	June 30, 2005	June 30, 2006
Supplemental disclosures:
Cash paid for interest	$42	$5,066	$2,840
Cash paid for taxes	279	5,265	7,257
Non-cash transaction:
Issuance of common shares in exchange for all preferred stock and cumulative dividends	—	—	244,782
Issuance of common shares in conjunction with recapitalization	—	93,877	—
Unearned compensation related to issuance of stock options and restricted common stock	—	2,262	—
Effect of acquisitions:
Net assets acquired	$—	$(442,365)	$(27,590)
Preferred stock issued	—	91,082	—
Common stock issued	—	2,442	39,783
Purchase of minority interest	—	44,358	(12,193)
Capitalized transaction costs	—	5,295	—
Cash acquired	—	75,441	—

Acquisitions, net of cash acquired	$—	$(223,747)	$—

See accompanying notes to condensed consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

(1)	Organization and Basis of Presentation

HealthSpring, Inc. (“HealthSpring” or the “Company”), a Delaware corporation, was organized in October 2004 and began operations in March 2005 in connection with a recapitalization transaction accounted for as a purchase. The Company is a managed care organization that focuses primarily on Medicare, the federal government sponsored health insurance program for retired U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end stage renal disease. Through its health maintenance organization (“HMO”) subsidiaries, the Company operates Medicare Advantage health plans and stand-alone Medicare prescription drug plans in the states of Tennessee, Texas, Alabama, Illinois and Mississippi. In addition, the Company also utilizes its infrastructure and provider networks in Tennessee and Alabama to offer commercial health plans to employer groups. The Company also manages healthcare plans and physician partnerships.

Basis of Presentation

The accompanying condensed consolidated financial statements are unaudited and should be read in conjunction with the consolidated financial statements and notes thereto of HealthSpring as of December 31, 2005 and for the ten-month period from March 1, 2005 (inception) to December 31, 2005, and of NewQuest, LLC and subsidiaries (collectively, the “Predecessor”) as of February 28, 2005 and for the two-month period ended February 28, 2005, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2006 (“2005 Form 10-K”). The financial statements are presented in a comparative format. Although the accounting policies of HealthSpring and the Predecessor are consistent, their financial statements are not directly comparable primarily because of purchase accounting adjustments resulting from the recapitalization on March 1, 2005, which was accounted for as a purchase.

The accompanying unaudited condensed consolidated financial statements for the periods prior to February 28, 2005, reflect the results of operations and cash flows of the Predecessor. The unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2006, and the period from March 1, 2005 through June 30, 2005 reflect the financial position, results of operations and cash flows of the Company. Certain 2005 amounts have been reclassified in this condensed consolidated financial statements to conform to the 2006 presentation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Act of 1934. Accordingly, certain information and footnote disclosures normally included in complete financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations applicable to interim financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of only normally recurring accruals) necessary to present fairly the financial position of HealthSpring at June 30, 2006 and HealthSpring’s results of operations and cash flows for the six-month period then ended, the four-month period ended June 30, 2005 and the Predecessor’s results of operations and cash flows for the two-month period ended February 28, 2005. The results of operations for the 2006 interim periods are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2006.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

(2)	Use of Estimates

The preparation of the condensed consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the allowances for doubtful accounts receivable and the medical claims liabilities and certain amounts recorded related to the new Medicare Part D program. Actual results could differ from those estimates.

(3)	Accounts Receivable

Accounts receivable consist primarily of unpaid health plan enrollee premiums and rebates from drug manufacturers owed to the Company. Enrollee premiums are recorded during the period the Company is obligated to provide services to enrollees and do not bear interest.

Rebates for drug costs represent estimated rebates owed to the Company from prescription drug companies. The Company has entered into contracts with certain drug manufacturers which provide for rebates to the Company based on the utilization of prescription drugs by the Company’s members.

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable losses in the Company’s existing accounts receivable and is based on a number of factors, including a review of past due balances, with a particular emphasis on past due balances greater than 90 days old. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(4)	Initial Public Offering

On February 8, 2006, the Company completed an initial public offering, or IPO, of its common stock. In connection with the IPO, the Company sold 10.6 million shares of common stock at a price of $19.50 per share. Total proceeds to the Company were $188.7 million, net of $18.0 million of offering costs. From the proceeds of the offering and available cash, the Company repaid all of its long-term debt and accrued interest, including a $1.1 million prepayment penalty, totaling $189.9 million. Additionally, the Company issued approximately 12.6 million shares of common stock in exchange for all of the outstanding preferred stock, including cumulative dividends.

The Company also issued approximately 2.0 million shares of common stock in exchange for all the minority interest in the membership units of its Texas HMO subsidiary. The total value of the purchase of the minority interest was approximately $39.8 million, which resulted in additional goodwill of $26.6 million and identifiable intangible assets of $1.0 million.

(5)	Accounting for Prescription Drug Benefits under Part D

On January 1, 2006, HealthSpring began providing prescription drug benefits pursuant to Medicare Part D, in addition to continuing to provide medical benefits to its Medicare Advantage plan members. HealthSpring refers to these plans after January 1, 2006 collectively as “Medicare Advantage” plans and separately as “MA-only” (without prescription drug benefits) and “MA-PD” (with prescription drug benefits). On January 1, 2006, HealthSpring also began providing prescription drug benefits on a stand-alone basis to Medicare eligible beneficiaries. HealthSpring refers to these plans as “stand-alone PDP” or “PDP.” In addition, HealthSpring sometimes refers collectively to the prescription drug or “PD” portion of its MA-PD plans and its PDP plans as its “Part D plans.”

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

Prescription drug benefits under MA-PD and PDP plans vary in terms of coverage levels and out-of-pocket costs for premiums, deductibles, and co-insurance. All Part D plans are required by law to offer either standard coverage or its actuarial equivalent (with out-of-pocket threshold and deductible amounts that do not exceed those of standard coverage). In addition to standard coverage plans, HealthSpring offers supplemental benefits in excess of the standard coverage.

The monthly Part D payments HealthSpring receives from the Centers for Medicare and Medicaid Services (“CMS”) for Part D Plans generally represents HealthSpring’s bid amount for providing insurance coverage, both standard and supplemental, and is recognized as premium revenue.

To participate in Part D, HealthSpring was required to provide written bids to CMS, which among other items, included the estimated costs of providing prescription drug benefits. Payments from CMS are based on these estimated costs. The amount of CMS payments relating to the Part D standard coverage for HealthSpring MA-PD and PDP plans is subject to adjustment, positive or negative, based upon the application of risk corridors that compare HealthSpring’s prescription drug costs in its bids to CMS to HealthSpring’s actual prescription drug costs. Variances exceeding certain thresholds, may result in CMS making additional payments to HealthSpring or HealthSpring’s refunding to CMS a portion of the premium payments it previously received. HealthSpring estimates and recognizes an adjustment to premium revenue related to estimated risk corridor payments based upon its actual prescription drug cost for each reporting period as if the annual contract were to end at the end of each reporting period, in accordance with Emerging Issues Task Force EITF No. 93-14, “Accounting for Multiple-Year Retrospectively Rated Insurance Contracts by Insurance Enterprises and Other Enterprises.” The Company’s balance sheet reflects a net liability to CMS of approximately $4.8 million related to estimated risk corridor adjustments as of June 30, 2006. This net liability arises as a result of the Company’s actual costs to-date in providing Part D benefits being lower than its bids. The amount was also recognized in the statement of income as a reduction of premium revenue. This adjustment does not take into account estimated future prescription drug cost experience.

Certain Part D payments from CMS represent payments for claims HealthSpring pays for which it assumes no risk, including reinsurance and low-income cost subsidies. HealthSpring accounts for these subsidies as funds held for the benefit of members on its balance sheet and as a financing activity in its statements of cash flows. Such amounts equaled $77.7 million as of and for the six months ended June 30, 2006. The Company does not recognize premium revenue or claims expense for these subsidies as these amounts represent pass-through payments from CMS to fund deductibles, co-payments and other member benefits. HealthSpring recognizes prescription drug costs as incurred, net of rebates from drug companies. HealthSpring has subcontracted the prescription drug claims administration to a third party pharmacy benefit manager.

CMS recently announced Phase I of its process for “Plan to Plan Reconciliation” (“P2P”) with the stated purpose of resolving “situations when Part D plans paid claims in good faith for beneficiaries enrolled in another plan.” Phase I of CMS’s settlement process specifically relates to dates of service between January 1, 2006 and April 30, 2006. The Company has estimated the expected net amounts to be received under P2P and has recorded a receivable of approximately $3.8 million on its balance sheet at June 30, 2006 and reduced medical expenses during the six months ended June 30, 2006 by an equal amount relating to the estimated P2P reconciliation.

(6)	Stock Based Compensation

The Company has options outstanding under its 2005 Stock Option Plan and its 2006 Equity Incentive Plan.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

Nonqualified options to purchase an aggregate of 186,250 shares of common stock at an exercise price of $2.50 per share were outstanding under the 2005 Stock Option Plan at June 30, 2006. These options vest and become exercisable generally over a five-year period. The options expire ten years from the grant date. In the event of a change in control of the Company, these options will immediately vest and become exercisable in full. No options were issued under the 2005 Stock Option Plan in 2006. Upon the completion of the Company’s IPO in February 2006, no additional options may be granted under the 2005 Stock Option Plan.

The Company adopted the 2006 Equity Incentive Plan effective as of February 2, 2006. A total of 6,250,000 shares of common stock were authorized for issuance under the 2006 Equity Incentive Plan, in the form of stock options, restricted stock, restricted stock units or other share-based awards. The Company granted nonqualified options to purchase 2,597,000 shares of common stock pursuant to the 2006 Equity Incentive Plan during the six-month period ended June 30, 2006, and options for the purchase of 2,538,500 shares of common stock were outstanding under this plan at June 30, 2006. The outstanding options vest and become exercisable based on time, generally over a four-year period, and expire ten years from their grant dates. The Company also granted 19,500 shares of restricted stock to the non-employee directors pursuant to this plan during the six-month period ended June 30, 2006, all of which were outstanding at June 30, 2006. The restrictions relating to the restricted stock awards lapse on the one-year anniversary of the grant date.

Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,” to account for its fixed-plan stock options. Under this method, compensation expense was recorded for fixed-plan stock options only if the current market price of the underlying stock exceeded the exercise price on the date of grant. Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment to FASB Statement No. 123,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company had elected to continue to apply the intrinsic-value-based method of accounting described above, and had adopted only the disclosure requirements of these statements.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R “Share-Based Payment,” using the modified prospective method. Under this method, compensation costs are recognized based on the estimated fair value of the respective options and the period during which an employee is required to provide service in exchange for the award.

Stock-based employee compensation costs are calculated using the Black-Scholes option-pricing model with the following assumptions:

Six Months Ended
June 30, 2006

Expected dividend yield	0.0%
Expected volatility	45.0%
Expected term	5 years
Risk-free interest rates	4.57 - 5.08%

Because the Company did not have publicly traded common stock prior to the completion of the IPO, the expected volatility assumption was based on industry peer information. Additionally, because

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

the Company had no outstanding stock options until September 2005, the expected term assumption was also based on industry peer information. The adoption of SFAS No. 123R resulted in the Company recognizing $2.2 million of stock-based compensation expense in the six months ended June 30, 2006. For the six months ended June 30, 2006, the Company recognized a deferred income tax benefit of approximately $0.8 million related to the stock compensation expense.

An analysis of stock option activity for the six months ended June 30, 2006 under the Company’s stock incentive plans is as follows:

			Weighted Average
		Weighted Average	Grant Date
	Options	Exercise Price	Fair Value

Outstanding at December 31, 2005	195,000	$2.50	$1.12
Granted	2,597,000	19.17	8.75
Exercised	—	—	—
Forfeited	(67,250)	17.29	7.76

Outstanding at June 30, 2006	2,724,750	$17.85	$8.23

At June 30, 2006, none of the outstanding options were exercisable. At June 30, 2006, there was approximately $19.1 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. These costs are expected to be recognized over a remaining weighted-average period of 3.7 years.

(7)  Net Income Per Common Share and Member Unit

Net income per common share and member unit is measured at two levels: basic net income per common share and member unit and diluted net income per common share and member unit. Basic net income per common share and member unit is computed by dividing net income available to common stockholders and members by the weighted average number of common shares or member units outstanding during the period. Diluted net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares after considering the additional dilution related to stock options. The Predecessor did not have any potentially dilutive units outstanding during the two months ended February 28, 2005. The following

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

table presents the calculation of the Company’s net income per common share available to common shareholders — basic and diluted (in thousands, except share data):

	Four-Month	Six-Month
	Period Ended	Period Ended
	June 30, 2005	June 30, 2006

Numerator:
Net income available to common stockholders	$3,690	$27,661

Denominator:
Weighted average common shares outstanding — basic	32,069,542	51,974,083
Dilutive effect of stock options	—	97,091
Dilutive effect of restricted shares	—	1,610

Weighted average common shares outstanding — diluted	32,069,542	52,072,784

Net income per common share available to common stockholders:
Basic	$0.12	$0.53
Diluted	$0.12	$0.53

Options for the purchase of 2,538,500 shares of common stock were not included in the calculation of diluted net income per common share available to common stockholders for the six-month period ended June 30, 2006 because their exercise prices were greater than the average market price of the Company’s common stock for the periods and, therefore, the effect would be anti-dilutive.

(8)  Long-Term Debt

In connection with the recapitalization in March 2005, the Company entered into a senior credit facility (“Prior Credit Facility”) and also issued senior subordinated notes. The Prior Credit Facility provided for a revolving credit facility in an aggregate principal amount of up to $15.0 million. The Prior Credit Facility remained in place following the IPO and, as of June 30, 2006, the Company had no outstanding indebtedness thereunder. The senior subordinated notes, issued by the Company, bore interest at an annual rate of 15%, 12% of which was payable quarterly in cash and 3% of which accrued quarterly and was added to the outstanding principal amount. These amounts, together with a prepayment premium of approximately $1.1 million were repaid with proceeds from the IPO in February 2006.

On April 21, 2006, HealthSpring, Inc. and certain of its non-HMO subsidiaries as guarantors entered into a $75.0 million, five-year senior secured revolving credit agreement (the “New Credit Agreement”) with UBS Securities LLC (“UBS”), Citigroup Global Markets, Inc. (“Citigroup”) and the lenders party thereto, which replaced the Prior Credit Facility. The New Credit Agreement provides up to a maximum aggregate principal amount outstanding of $75.0 million, including a $2.5 million swingline subfacility and a maximum of $5.0 million in outstanding letters of credit. The Company may request an expansion of the aggregate commitments under the New Credit Agreement to a maximum of $125.0 million, subject to certain conditions precedent including the consent of the lenders providing the increased credit availability. Loans under the New Credit Agreement accrue interest on the basis of either a base rate or a LIBOR rate plus, in each case, an applicable margin depending on

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

the Company’s leverage ratio. The applicable margin for base rate loans (including swingline loans) ranges from 0.00% to 0.75%, and the applicable margin for LIBOR loans ranges from 1.00% to 1.75%. The Company pays a fee of 0.375% per annum on the unfunded portion of the lenders’ aggregate commitments under the facility.

The New Credit Agreement contains conditions to making loans, representations, warranties and covenants, including financial covenants, customary for a transaction of this type. Financial covenants include (i) a ratio of total indebtedness to consolidated EBITDA not to exceed 2.50 to 1.00; (ii) minimum risk-based capital for each HMO subsidiary; and (iii) a minimum fixed charge coverage ratio of 1.75 to 1.00.

The New Credit Agreement also contains customary events of default as well as restrictions on undertaking certain specified corporate actions including, among others, asset dispositions, acquisitions and other investments, dividends, changes in control, issuance of capital stock, fundamental corporate changes such as mergers and consolidations, incurrence of additional indebtedness, creation of liens, transactions with affiliates, and agreements as to certain subsidiary restrictions. If an event of default occurs that is not otherwise waived or cured, the lenders may terminate their obligations to make loans under the New Credit Agreement and the obligations of the issuing banks to issue letters of credit and may declare the loans then outstanding under the New Credit Agreement to be due and payable. The Company believes it is currently in compliance with its financial and other covenants under the New Credit Agreement.

(9)  Goodwill and Intangible Assets

Goodwill and intangible assets at December 31, 2005 and June 30, 2006 consisted of the following (in thousands):

	December 31,	June 30,
	2005	2006

Goodwill	$315,057	$341,619
Intangible assets	87,675	84,943

Total	$402,732	$426,562

In February 2006, in connection with the IPO, the Company issued 2,040,194 shares of common stock in exchange for all the minority interest in the membership units of its Texas HMO subsidiary. The total value of the purchase of the minority interest was approximately $39.8 million, which resulted in additional goodwill of approximately $26.6 million and an increase in our identifiable intangible asset (Medicare member network) of approximately $1.0 million. Changes to goodwill during the six months ended June 30, 2006, as follows (in thousands):

Balance at December 31, 2005	$315,057
Purchase of minority interest	26,562

Balance at June 30, 2006	$341,619

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

A breakdown of the identifiable intangible assets, their assigned value and accumulated amortization at June 30, 2006 is as follows (in thousands):

	Gross Carrying	Accumulated
	Amount	Amortization

Trade name	$24,500	$—
Noncompete agreements	800	213
Provider network	7,100	631
Medicare member network	49,528	5,425
Customer relationships	10,300	2,467
Management contract right	1,554	103

	$93,782	$8,839

Amortization expense on identifiable intangible assets for the two-month period ending February 28, 2005, the four-month period ending June 30, 2005 and for the six months ended June 30, 2006 was approximately $0, $1.9 million and $3.8 million, respectively. Amortization expense for the six months ended June 30, 2006 includes approximately $800,000 as a result of the accelerated write-off of recorded intangibles for customer relationships in Alabama. The Company is writing down these intangible assets in anticipation of expected decreases in membership in Alabama.

(10)	Tentative Dispute Resolution

HealthSpring has received a demand letter from a hospital provider in Middle Tennessee claiming additional reimbursements under its provider contracts with the Company, relating to “stop-loss” provisions for hospital in-patient charges, changes in Medicare DRG classification that were incorrectly adjudicated, high dollar drug cases, and certain out-patient charges. Currently, the Company and the hospital system are in negotiations regarding a final settlement of all disputed claims. In connection with this dispute and the tentative settlement, the Company recorded a charge of $4.2 million during the six months ended June 30, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
HealthSpring, Inc.:

We have audited the accompanying consolidated balance sheet of NewQuest, LLC and subsidiaries (Predecessor) as of December 31, 2004, and the related consolidated statements of income, changes in members’ equity and comprehensive income, and cash flows for the years ended December 31, 2003 and 2004 and for the two months ended February 28, 2005; and consolidated balance sheet of HealthSpring, Inc. and subsidiaries (Company) as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for the ten-month period from March 1, 2005 (inception) to December 31, 2005. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule I — Condensed Financial Information of Registrant. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NewQuest, LLC and subsidiaries as of December 31, 2004 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2004 and for the two months ended February 28, 2005, and the financial position of HealthSpring, Inc. and subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for the ten-month period from March 1, 2005 through December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Nashville, Tennessee
March 30, 2006

HEALTHSPRING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except unit and share data)

	Predecessor
	December 31,	December 31,
	2004	2005
Assets
Current assets:
Cash and cash equivalents	$67,834	$110,085
Accounts receivable, net of allowance for doubtful accounts of $578 and $1,165 at December 31, 2004 and 2005, respectively	14,605	7,248
Investment securities available for sale	8,460	8,646
Current portion of investment securities held to maturity	9,413	14,313
Deferred income tax asset	868	5,778
Prepaid expenses and other assets	4,732	3,148

Total current assets	105,912	149,218
Investment securities held to maturity, less current portion	20,248	22,993
Property and equipment, net	1,876	4,287
Goodwill	6,478	315,057
Intangible assets, net	350	87,675
Investment in and receivable from unconsolidated affiliate	172	1,469
Deferred income tax asset	2,319	—
Deferred financing fee	—	5,487
Restricted investments	5,319	5,652

Total assets	$142,674	$591,838

Liabilities and Stockholders’ and Members’ Equity
Current Liabilities:
Medical claims liability	$53,187	$82,645
Current portion of long-term debt	700	16,500
Accounts payable and accrued expenses	11,801	17,408
Deferred revenue	608	365
Other current liabilities	4,600	362

Total current liabilities	70,896	117,280
Long-term debt, less current portion	4,775	172,026
Deferred income tax liability	—	29,782
Deferred rent	1,365	205
Other long-term liabilities	1,592	111

Total liabilities	78,628	319,404

Minority interest	8,611	11,890

Commitments and contingencies (see notes)
Stockholders’ and members’ equity:
Founders and membership units. Authorized 22,000,000 units; issued and outstanding 4,884,176 units at December 31, 2004	31,787	—
Redeemable convertible preferred stock, $.01 par value, authorized 1,000,000 shares, 227,154 shares issued and outstanding at December 31, 2005	—	2
Common stock, $.01 par value, authorized 37,000,000 shares, 32,283,950 shares issued and 32,083,950 shares outstanding at December 31, 2005	—	322
Additional paid in capital	—	251,202
Unearned compensation	—	(1,885)
Retained earnings	23,648	10,943
Treasury stock, at cost, 200,000 shares at December 31, 2005	—	(40)

Total stockholders’ and members’ equity	55,435	260,544

Total liabilities and stockholders’ and members’ equity	$142,674	$591,838

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except unit and share data)

	Predecessor
			Two-Month	Ten-Month
	Year Ended	Year Ended	Period Ended	Period Ended
	December 31,	December 31,	February 28,	December 31,
	2003	2004	2005	2005
Revenue:
Premium revenue	$360,914	$580,047	$115,468	$717,081
Management and other fees	11,054	17,919	3,461	16,955
Investment income	695	1,449	461	3,337

Total revenue	372,663	599,415	119,390	737,373

Operating expenses:
Medical expenses	291,532	463,375	90,843	569,336
Selling, general and administrative	50,576	93,068	21,608	101,187
Depreciation and amortization	2,361	3,210	315	6,990
Interest expense	256	214	42	14,469

Total operating expenses	344,725	559,867	112,808	691,982

Income before equity in earnings of unconsolidated affiliate, minority interest and income taxes	27,938	39,548	6,582	45,391
Equity in earnings of unconsolidated affiliate	2,058	234	—	282

Income before minority interest and income taxes	29,996	39,782	6,582	45,673
Minority interest	(5,519)	(6,272)	(1,248)	(1,979)

Income before income taxes	24,477	33,510	5,334	43,694
Income tax expense	5,417	9,193	2,628	17,144

Net income	19,060	24,317	2,706	26,550
Preferred dividends	—	—	—	15,607

Net income available to common stockholders and members	$19,060	$24,317	$2,706	$10,943

Net income per member unit:
Basic	$4.67	$5.31	$.55	—

Diluted	$4.67	$5.31	$.55	—

Weighted average member units outstanding:
Basic	4,078,176	4,578,176	4,884,196	—

Diluted	4,078,176	4,578,176	4,884,196	—

Net income per common share available to common stockholders:
Basic	—	—	—	$0.34

Diluted	—	—	—	$0.34

Weighted average common shares outstanding:
Basic	—	—	—	32,173,707

Diluted	—	—	—	32,215,288

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ AND MEMBERS’ EQUITY
AND COMPREHENSIVE INCOME
(in thousands)

	Number of			Accumulated
	Founders and	Founders and		Other		Total
	Membership	Members’	Unearned	Comprehensive	Retained	Members’
	Units	Units	Compensation	Income, Net	Earnings	Equity

Predecessor
Balances at December 31, 2002	4,078	$4,007	$(197)	$—	$10,694	$14,504
Amortization of deferred compensation	—	—	197	—	—	197
Distributions to members	—	—	—	—	(10,877)	(10,877)
Comprehensive income:
Net income	—	—	—	—	19,060	19,060
Unrealized holding gains on securities available for sale, net of tax	—	—	—	85	—	85

Total comprehensive income						19,145

Balances at December 31, 2003	4,078	4,007	—	85	18,877	22,969
Conversion of minority interest in consolidated subsidiary	500	3,572	—	—	—	3,572
Conversion of phantom membership plan to member units	306	24,208	—	—	—	24,208
Distributions to members	—	—	—	—	(19,546)	(19,546)
Comprehensive income:
Net income	—	—	—	—	24,317	24,317
Unrealized holding losses on securities available for sale, net of tax	—	—	—	(85)	—	(85)

Total comprehensive income						24,232

Balances at December 31, 2004	4,884	31,787	—	—	23,648	55,435
Distributions to members	—	—	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	2,706	2,706

Total comprehensive income						2,706

Balances at February 28, 2005	4,884	$31,787	$—	$—	$26,354	$58,141

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ AND MEMBERS’ EQUITY
AND COMPREHENSIVE INCOME (cont.)
(in thousands)

	Number of		Number of		Additional				Total
	Preferred	Preferred	Common	Common	Paid in	Unearned	Retained	Treasury	Stockholders’
	Shares	Stock	Shares	Stock	Capital	Compensation	Earnings	Stock	Equity

Company
Balances at March 1, 2005 (inception)	—	$—	—	$—	$—	$—	$—	$—	$—
Preferred shares issued	227	2	—	—	227,198	—	—	—	227,200
Preferred dividends accrued	—	—	—	—	15,607	—	(15,607)	—	—
Common shares issued	—	—	30,445	304	5,785	—	—	—	6,089
Unearned compensation on issuance of restricted shares	—	—	1,839	18	2,888	(2,538)	—	—	368
Purchase of 200 shares of restricted common stock					(276)	276		(40)	(40)
Amortization of unearned compensation	—	—	—	—	—	377	—	—	377
Comprehensive income — net income	—	—	—	—	—	—	26,550	—	26,550

Balances at December 31, 2005	227	$2	32,284	$322	$251,202	$(1,885)	$10,943	$(40)	$260,544

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Predecessor
			Two-Month	Ten-Month
	Year Ended	Year Ended	Period Ended	Period Ended
	December 31,	December 31,	February 28,	December 31,
	2003	2004	2005	2005
Cash from operating activities:
Net income	$19,060	$24,317	$2,706	$26,550
Adjustments to reconcile net income available to common stockholders and members to net cash provided by operating activities:
Depreciation and amortization expense	2,361	3,210	315	6,990
Amortization of accrued loss on assumed lease	(886)	(580)	(97)	—
Amortization of deferred compensation expense	197	—	—	—
Amortization of deferred financing cost	—	—	—	879
Paid-in-kind (PIK) interest on subordinated notes	—	—	—	901
Restricted stock compensation	—	—	—	377
Equity in earnings of unconsolidated affiliate	(2,058)	(234)	—	(282)
Minority interest	5,519	6,272	1,248	1,979
Deferred taxes (benefit) expense	(779)	2,163	93	(1,060)
Compensation expense related to phantom stock plan cancellation	—	24,200	—	—
Increase (decrease) in cash equivalents due to change in:
Accounts receivable	308	(9,977)	(2,470)	9,827
Interest receivable	54	(299)	38	(439)
Investments in and receivable from unconsolidated affiliate	—	—	5	(1,020)
Prepaid expenses and other current assets	(2,754)	(3,849)	1,197	(3,266)
Medical claims liability	7,701	5,458	5,829	23,629
Accounts payable, accrued expenses, and other current liabilities	6,593	2,562	6,202	(7,460)
Deferred rent	—	—	11	205
Deferred revenue	28,076	(28,578)	(113)	(131)
Other long-term liabilities	—	—	—	(540)

Net cash provided by operating activities	63,392	24,665	14,964	57,139

Cash flows from investing activities:
Purchase of property and equipment	(3,198)	(2,512)	(149)	(2,653)
Purchase of investment securities, held-to-maturity	—	(23,777)	(5,942)	(16,313)
Purchase of investments, available for sale	—	(8,460)	—	—
Sale/maturity of investment securities	10,107	—	836	12,524
Purchase of restricted investments	—	—	(214)	(119)
Distributions received from unconsolidated affiliate	—	134	—	—
Purchase of shares in subsidiary	(1,133)	—	—	—
Purchase of minority interest		—	—	(44,358)
Acquisitions, net of cash acquired	36,871	—	—	(219,958)

Net cash provided by (used in) investing activities	42,647	(34,615)	(5,469)	(270,877)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	—	200,000
Payments on notes payable	—	—	(117)	(17,733)
Deferred financing costs	—	—	—	(6,366)
Payments on notes payable to members	(873)	(700)	—	—
Proceeds from issuance of common and preferred stock	—	—	—	140,087
Purchase of treasury stock	—	—	—	(40)
Proceeds from sale of units in consolidated subsidiary	—	—	—	7,875
Distributions to members	(10,877)	(19,546)	—	—
Distributions to minority stockholders	—	(3,065)	(1,771)	—
Cash advanced in recapitalization	—	—	1,000	—

Net cash (used in) provided by financing activities	(11,750)	(23,311)	(888)	323,823

Net increase (decrease) in cash and cash equivalents	94,289	(33,261)	8,607	110,085
Cash and cash equivalents at beginning of period	6,806	101,095	67,834	—

Cash and cash equivalents at end of period	$101,095	$67,834	$76,441	$110,085

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)
(in thousands)

	Predecessor
			Two-Month	Ten-Month
	Year Ended	Year Ended	Period Ended	Period Ended
	December 31,	December 31,	February 28,	December 31,
	2003	2004	2005	2005
Supplemental disclosures:
Cash paid for interest	$333	$274	$42	$11,229
Cash paid for taxes	1,385	7,704	279	19,477
Conversion of minority interest in consolidated subsidiary	—	3,572	—	—
Capitalized tenant improvement allowances	—	715	—	—
Non-cash transaction:
Issuance of common shares in conjunction with recapitalization	—	—	—	93,877
Unearned compensation related to issuance of restricted common stock	—	—	—	2,262
Effect of acquisitions:
Net assets acquired	(17,254)	—	—	$(438,576)
Equity investment in unconsolidated affiliates	14,189	—	—	—
Preferred stock issued	—	—	—	91,082
Common stock issued	—	—	—	2,442
Purchase of minority interest	—	—	—	44,358
Capitalized transaction costs	—	—	—	5,295
Cash acquired	39,936	—	—	75,441

Acquisition, net of cash acquired	$36,871	$—	$—	$(219,958)

See accompanying notes to consolidated financial statements.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except unit and share data)

(1)  Organization and Summary of Significant Accounting Policies

(a)  Description of Business and Basis of Presentation

HealthSpring, Inc., a Delaware corporation, is a managed care organization that focuses primarily on Medicare, the federal government sponsored health insurance program for retired U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end stage renal disease. Through its health maintenance organization (“HMO”) subsidiaries, the Company operates Medicare health plans in the states of Tennessee, Texas, Alabama, Illinois and Mississippi. In addition, the Company also utilizes its infrastructure and provides networks in Tennessee and Alabama to offer commercial health plans to individuals and employer groups. The Company also manages healthcare plans and physician partnerships.

HealthSpring, Inc. was formed in October 2004 in connection with a recapitalization transaction including NewQuest, LLC and its members, certain investment funds affiliated with GTCR Golder Rauner II, LLC (GTCR) and certain other investors. The recapitalization was completed on March 1, 2005; which was the inception of HealthSpring, Inc. See Note 2.

The consolidated financial statements include the accounts of HealthSpring, Inc. and its wholly and majority owned subsidiaries as of and for the ten-month period from March 1, 2005 (inception) to December 31, 2005, and NewQuest, LLC and subsidiaries (collectively, the “Predecessor”) as of December 31, 2004 and for the two-month period ended February 28, 2005 and for the years ended December 31, 2004 and 2003. The financial statements of HealthSpring, Inc. and the Predecessor are presented in comparative format. Although their accounting policies are consistent, their financial statements are not directly comparable primarily because of the purchase accounting adjustments resulting from the recapitalization, which was accounted for as a purchase. All significant inter-company accounts and transactions have been eliminated in consolidation. For purposes of these financial statements and notes, where appropriate the term “Company” includes HealthSpring, Inc. and Predecessor. The Company considers its businesses and related operating structure as one reporting segment.

On February 8, 2006, the Company completed an underwritten initial public offering of its common stock. See Note 23.

(b)  Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The most significant item subject to estimates and assumptions is the actuarial calculation for obligations related to medical claims. Actual results could differ from those estimates.

(c)  Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments that have maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents include such items as certificates of deposit.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

(d)  Investment Securities and Restricted Investments

The Company classifies its debt and equity securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

Trading and available-for-sale securities are recorded at fair value. Held to maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available for sale securities are determined on a specific identification basis. Purchases and sales of investments are recorded on their trade dates. Dividend and interest income are recognized when earned.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the investee.

Restricted investments include U.S. Government securities and certificates of deposit held by the various state departments of insurance to whose jurisdiction the Company’s subsidiaries are subject.

All of the Company’s restricted investments were classified as held-to-maturity at December 31, 2004 and 2005.

(e)  Accounts Receivable

Accounts receivable consist primarily of unpaid health plan enrollee premiums due to the Company. These accounts receivable are recorded during the period the Company is obligated to provide services to enrollees and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable losses in the Company’s existing accounts receivable and is based on a number of factors, including a review of past due balances, with a particular emphasis on past due balances greater than 90 days old. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off balance sheet credit exposure related to its health plan enrollees.

(f)  Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is calculated on the straight line method over the estimated useful lives of the assets. The estimated useful life of property and equipment ranges from 1 to 5 years. Leasehold improvements for assets under operating leases are amortized over the lesser of their useful life or the base term of the lease. Maintenance and repairs are charged to operating expense when incurred. Major improvements that extend the lives of the assets are capitalized.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

(g)  Impairment of Long Lived Assets

Long lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated future cash flows. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. As of December 31, 2005, management believes that there are no indicators of impairment to the value of long-lived assets.

(h)  Income Taxes

HealthSpring, Inc. is taxed as a corporation on a consolidated basis. The Predecessor operated as a limited liability company and was taxed as a partnership; therefore, no federal income tax expense was recognized by the Predecessor. Certain subsidiaries of Predecessor were subject to federal and state income taxes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(i)  Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. The Company has selected December 31 as its annual testing date. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that an intangible asset’s carrying value may not be recoverable. No impairment losses were recognized for the years ended December 31, 2003 and 2004 or during either of the 2005 accounting periods.

(j)  Medical Claims Liability and Medical Expenses

Medical claims liability represents the Company’s liability for services that have been performed by providers for its Medicare Advantage and commercial HMO members that have not been settled as of any given balance sheet date. The liability includes medical claims reported to the plans as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans, or IBNR.

Medical expenses consist of claim payments, capitation payments, and pharmacy costs, net of rebates, as well as estimates of future payments of claims provided for services rendered prior to year-end. Capitation payments represent monthly contractual fees disbursed to physicians and other providers who are responsible for providing medical care to members. Pharmacy costs represent payments for members’ prescription drug benefits, net of rebates from drug manufacturers. Rebates

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

are recognized when the rebates are earned according to the contractual arrangements with the respective vendors. Premiums the Company pays to reinsurers are reported as medical expenses and related reinsurance recoveries are reported as deductions from medical expenses.

(k)  Stockholders’ and Members’ Equity

On January 1, 2004, the minority investors of a consolidated entity converted their ownership into 500,000 Series A units in NewQuest, LLC, which had a book value on the date of conversion of $3,572.

At December 31, 2004, 20,000,000 NewQuest, LLC membership units were authorized, consisting of 2,000,000 founders units, 700,000 of which were issued and outstanding at December 31, 2004, 3,500,000 Series A units, 3,055,000 of which were issued and outstanding at December 31, 2004, 232,000 Series B units, all of which were issued and outstanding at December 31, 2004, 625,000 Series C units, 591,176.47 of which were issued and outstanding at December 31, 2004, and 500,000 Series D units, 306,025.28 of which were issued and outstanding at December 31, 2004. Series A units and B units had liquidation preferences of $1.00 per unit and $0.001 per unit, respectively, net of dividends received, to the founders units and the Series C units. At December 31, 2004, there was no liquidation preferences with respect to the membership units as a result of dividends received. Series C units participate only in the distribution of the consolidated profits of NewQuest, LLC subsequent to December 21, 2001, the Series C issue date. All founders and membership units had substantially similar voting and dividend participation rights.

At December 31, 2005, 37,000,000 of HealthSpring, Inc.’s common shares were authorized, 32,283,950 of which were issued and 32,083,950 were outstanding. During 2005 the Company bought back 200,000 shares of restricted stock.

(l)  Premium Revenue

Health plan premiums are due monthly and are recognized as revenue during the period in which the Company is obligated to provide services to the members. Deferred revenue consists of premium payments received by the Company for covered lives for which the services will be rendered and revenue recognized in future months.

(m)  Fee Revenue

Fee revenue includes amounts paid to the Company for management services provided to independent physician associations and health plans. The Company’s management subsidiaries typically generate this fee revenue on one of three principal bases: (1) as a percentage of revenue collected by the relevant health plan; (2) as a fixed PMPM payment or percentage of revenue for members serviced by the relevant independent physician association; or (3) as fees the Company receives for offering access to its provider networks and for administrative services it offers to self-insured employers. Fee revenue is recognized in the month in which services are provided. In addition, pursuant to certain of our management agreements with independent physician associations, we receive additional fees based on a share of the profits of the independent physician association, which are recognized monthly as either fee revenue or as a reduction to medical expense dependent upon whether the profit relates to members of one of the Company’s HMO subsidiaries.

The Company characterizes its management arrangements with independent physician associations servicing the Company’s HMO subsidiaries membership as reciprocal-based arrangements. Accordingly, “profits payments” to the Company management subsidiaries are

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

evaluated to determine whether they are a partial return of the capitation-based advance payment made by the Company HMO subsidiary. If so, the profits payments are recognized as a reduction to medical expense when the Company can readily determine that such profits have been earned.

(n)  Comprehensive Income

Comprehensive income consists of net income and unrecognized holding gains or losses on investment securities available for sale.

(o)  Reinsurance and Capitation

The Company’s HMO subsidiaries have reinsurance arrangements with well-capitalized, highly-rated reinsurance providers. These arrangements include maximum amounts per member per year and per such member’s lifetime. Premiums paid and amounts recovered under these agreements have not been material in any period covered by these financial statements. See Note 16.

The Company’s HMO subsidiaries also maintain risk-sharing arrangements with its providers, including independent physician associations. See Note 7.

(p)  Net Income Per Common Share and Member Unit

Net income per common share and member unit is measured at two levels: basic net income per common share and member unit and diluted net income per common share and member unit. Basic net income per common shares and member unit is computed by dividing net income available to common stockholders and members by the weighted average number of common shares or member units outstanding during the period. Diluted net income per member unit is computed by dividing net income by the weighted average number of member units outstanding after considering dilution related to warrants to purchase 500,000 Series A units of NewQuest, LLC. Diluted net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding after considering the dilution related to stock options.

(q)  Stock Based Compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations including Financial Accounting Standards Board (“FASB”) Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25,” to account for its fixed-plan stock options. Under this method, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to FASB Statement No. 123” (“SFAS No. 148”), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended. Because the Company had only 195,000 shares subject to options outstanding at December 31, 2005, which were granted in September 2005, the effect on net income if the fair-value-based method had been applied to all outstanding and unvested options is immaterial.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

(r)  Recent Accounting Pronouncements

In December 2004, the FASB revised SFAS No. 123, which established the fair-value based method of accounting as preferable for share-based compensation awarded to employees, and encouraged, but did not require, entities to adopt it until July 1, 2005. On April 14, 2005, the Securities and Exchange Commission announced that it would provide a phased-in implementation process that allowed non-small business registrants with a fiscal year ending December 31, 2005 an extension until January 1, 2006 to adopt SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) eliminates the alternative to use APB Opinion No. 25, which allowed entities to account for share-based compensation arrangements with employees according to the intrinsic value method. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. The Company will adopt SFAS No. 123(R) effective January 1, 2006, using the modified prospective method, which will require compensation cost to be recorded as expense, over the remaining vesting period, for the portion of outstanding unvested awards at January 1, 2006, based on the grant-date fair value of those awards. The effect of adoption of SFAS No. 123(R) on the unvested stock options outstanding at December 31, 2005 is estimated to be approximately $27 after tax in 2006. The Company’s actual equity-based compensation expense in 2006 will depend on a number of factors, including the amount of awards granted in 2006 and the fair value of those awards at the time of the grant.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20, Accounting Changes” (APB 20), and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” (SFAS No. 154). APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in an accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt the provisions of SFAS No. 154 effective January 1, 2006. The impact of SFAS No. 154 will depend on the accounting change, if any, in a future period.

(2)  Recapitalization

HealthSpring, Inc. was formed in October 2004 in connection with a recapitalization transaction involving NewQuest, LLC and its members, certain investment funds affiliated with GTCR and certain other investors. The recapitalization was completed on March 1, 2005. Prior to the recapitalization, NewQuest was owned 43.9% by its officers and employees, 38.2% by the non-employee directors of NewQuest, and 17.9% by outside investors.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

In connection with the recapitalization, HealthSpring, Inc., NewQuest, LLC, the members of NewQuest, LLC, GTCR, and certain other investors entered into a purchase and exchange agreement and other related agreements pursuant to which GTCR and certain other investors purchased an aggregate of 136,072 shares of HealthSpring, Inc.’s preferred stock and 18,237,587 shares of HealthSpring, Inc.’s common stock for an aggregate purchase price of $139,719. The members of NewQuest, LLC exchanged their ownership interests in NewQuest, LLC for an aggregate of $295,399 in cash (including $17,200 placed in escrow to secure contingent post-closing indemnification liabilities), 91,082 shares of HealthSpring, Inc.’s preferred stock, and 12,207,631 shares of HealthSpring, Inc.’s common stock. In addition, upon the closing of the recapitalization, HealthSpring, Inc. issued an aggregate of 1,286,250 shares of restricted common stock to employees of HealthSpring, Inc. for an aggregate purchase price of $258. HealthSpring, Inc. used the proceeds from the sale of preferred and common stock and $200,000 of borrowings under new credit facilities to fund the cash payments to the members of NewQuest, LLC and to pay expenses and certain other payments relating to the transaction. Immediately following the recapitalization, HealthSpring, Inc. was owned 55.1% by GTCR, 28.7% by executive officers and employees of HealthSpring, Inc., and 16.2% by outside investors, including HealthSpring, Inc.’s non-employee directors.

Prior to the recapitalization, approximately 15% of the ownership interests in two of NewQuest, LLC’s Tennessee management subsidiaries and approximately 27% of the membership interests of NewQuest, LLC’s Texas HMO subsidiary, Texas HealthSpring, LLC, were owned by outside investors. Contemporaneously with the recapitalization, HealthSpring, Inc. purchased all of the minority interests in the Tennessee subsidiaries for an aggregate consideration of approximately $27,546 and a portion of the membership interests held by the minority investors in Texas HealthSpring, LLC for aggregate consideration of approximately $16,812. Following the purchase, the outside investors in Texas HealthSpring, LLC owned an approximately 9% ownership interest. In June 2005, Texas HealthSpring, LLC completed a private placement pursuant to which it issued new membership interests to existing and new investors for net proceeds of $7,875, which was accounted for as a capital transaction and no gain was recognized due to the fact that it was an integral part of the recapitalization. Following this private placement, and as of December 31, 2005, the outside investors own an approximately 15.9% interest in Texas HealthSpring, LLC. The minority interest was automatically exchanged for shares of the Company’s common stock immediately prior to the initial public offering transaction completed on February 8, 2006.

The recapitalization was accounted for using the purchase method. The aggregate transaction value for the recapitalization was $438,576, which reflected a multiple of operating earnings and was substantially in excess of NewQuest, LLC’s book value. The transaction value included $5,295 of capitalized acquisition related costs and $6,366 of deferred financing costs. In addition, NewQuest, LLC incurred $6,941 of transaction costs which were expensed during the two-month period ended February 28, 2005 and the Company incurred $4,000 of transaction costs which were expensed during the ten-month period ended December 31, 2005. As a result of the recapitalization, the Company acquired $438,576 of net assets, including $91,200 of identifiable intangible assets, and goodwill of $315,057. Of the $91,200 of identifiable intangible assets recorded, $24,500 has an indefinite life, and the remaining $66,700 is being amortized over periods ranging from two to fifteen years.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

The following table summarizes the estimated fair value of the net assets acquired:

Cash	$75,441
Other current assets	38,704
Property and equipment	3,249
Investment securities	31,782
Other assets	2,293
Identifiable intangible assets	91,200
Goodwill	315,057

Total assets	557,726

Current liabilities assumed	80,199
Long-term liabilities assumed	38,951

Total liabilities	119,150

Net assets acquired	$438,576

A breakdown of the identifiable intangible assets, their assigned value and expected lives is as follows:

		Expected Life
	Assigned Value	(Years)

Trade name	$24,500	indefinite
Noncompete agreements	800	5
Provider network	7,100	15
Medicare member network	48,500	12
Customer relationships	10,300	2 to 10

Total amount of identified intangible assets	$91,200

(3)  Investment Securities

There were no investment securities classified as trading as of December 31, 2004 or 2005.

Investment securities classified as available for sale by major security type and class of security as of December 31, 2004 were as follows (Predecessor):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Holding Gains	Holding Losses	Fair Value

Repurchase agreements	$8,460	—	—	8,460

Investment securities classified as available for sale by major security type and class of security as of December 31, 2005 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Holding Gains	Holding Losses	Fair Value

Repurchase agreements	$8,646	—	—	8,646

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

Investment securities classified as held to maturity by major security type and class of security classified as current assets as of December 31, 2004 were as follows (Predecessor):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Holding Gains	Holding Losses	Fair Value

U.S. Treasury securities	$1,167	—	—	1,167
Municipal bonds	5,041	10	(37)	5,014
Government agencies	1,480	—	(16)	1,464
Corporate debt securities	1,622	—	(17)	1,605
Foreign bonds	103	—	(2)	101

	$9,413	10	(72)	9,351

Investment securities classified as held to maturity by major security type and class of security classified as long-term assets as of December 31, 2004 were as follows (Predecessor):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Holding Gains	Holding Losses	Fair Value

Municipal bonds	$18,905	21	(91)	18,835
Government agencies	510	—	(8)	502
Corporate debt securities	833	—	(11)	822

	$20,248	21	(110)	20,159

Investment securities classified as held to maturity by major security type and class of security classified as current assets as of December 31, 2005 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Holding Gains	Holding Losses	Fair Value

U.S. Treasury securities	$743	—	(2)	741
Municipal bonds	11,348	—	(64)	11,284
Government agencies	800	—	(2)	798
Corporate debt securities	1,422	—	(6)	1,416

	$14,313	—	(74)	14,239

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

Investment securities classified as held to maturity by major security type and class of security classified as long-term assets as of December 31, 2005 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Holding Gains	Holding Losses	Fair Value

U.S. Treasury securities	$149	—	(2)	147
Municipal bonds	20,924	—	(185)	20,739
Government agencies	711	—	(9)	702
Corporate debt securities	1,209	—	(13)	1,196

	$22,993	—	(209)	22,784

Maturities of debt securities classified as held to maturity were as follows at December 31, 2005:

	Amortized	Estimated
	Cost	Fair Value

Due within one year	$14,313	14,238
Due after one year through five years	20,195	20,026
Due after five years through ten years	854	847
Due after ten years	1,944	1,912

	$37,306	37,023

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004, were as follows:

	Less Than		More Than
	12 Months		12 Months		Total
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value	Losses	Value

Municipal bonds	$127	16,307	—	—	127	16,307
Government agencies	24	1,814	—	—	24	1,814
Corporate debt securities	29	1,638	—	—	29	1,638
Foreign bonds	2	103	—	—	2	103

Total	$182	19,862	—	—	182	19,862

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005, were as follows:

	Less Than		More Than
	12 Months		12 Months		Total
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value	Losses	Value

U.S. Treasury securities	$4	888	—	—	4	888
Municipal bonds	102	15,269	147	16,754	249	32,023
Government agencies	7	796	4	704	11	1,500
Corporate debt securities	19	2,612	—	—	19	2,612

Total	$132	19,565	151	17,458	283	37,023

Municipal Bonds and Government Agencies:  The unrealized losses on investments in municipal bonds and government agencies were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Corporate Debt Securities:  The unrealized losses on corporate debt securities were caused by interest rate increases. The contractual terms of the bonds do not allow the issuer to settle the securities as a price less than the face value of the bonds. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because NewQuest has the intent and ability to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(4)	Property and Equipment

A summary of property and equipment at December 31, 2004 and 2005 is as follows:

	Predecessor
	2004	2005

Furniture and equipment	$3,603	$5,066
Computer equipment	5,988	9,723

	9,591	14,789
Less accumulated depreciation and amortization	(7,715)	(10,502)

	$1,876	$4,287

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

(5)	Goodwill and Intangible Assets

Goodwill and intangible assets at December 31, 2004 and 2005 consist of the following:

	Predecessor
	2004	2005

Goodwill	$6,478	315,057
Intangible assets	350	87,675

Total	$6,828	402,732

Changes to goodwill during 2004 and 2005 are as follows:

Predecessor:
Balance at December 31, 2003	$7,395
Reduction in deferred income tax valuation allowance for preacquisition net operating loss carryforwards	(917)

Balance at December 31, 2004	$6,478

There was no change in the Predecessor’s goodwill during the period from January 1, 2005 to February 28, 2005.

HealthSpring, Inc.:
Recapitalization transaction	$315,057

Balance at December 31, 2005	$315,057

A breakdown of the identifiable intangible assets, their assigned value and accumulated amortization at December 31, 2005 is as follows:

	Gross Carrying	Accumulated
	Amount	Amortization

Trade name	$24,500	—
Noncompete agreements	800	133
Provider network	7,100	394
Medicare member network	48,500	3,368
Customer relationships	10,300	1,132
Management contract right	1,554	52

	$92,754	5,079

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

Amortization expense on identifiable intangible assets for the years ended December 31, 2003 and 2004, the two months ended February 28, 2005, and the ten months ended December 31, 2005, was $63, $250, $52 and $5,027, respectively. Amortization expense expected to be recognized during fiscal years subsequent to December 31, 2005 is as follows:

2006	$7,450
2007	6,146
2008	5,494
2009	5,494
2010	5,361
Thereafter	33,230

Total	$63,175

(6)	Restricted Investments

Restricted investments at December 31, 2004 and 2005 are summarized as follows:

		Gross
		Unrealized
	Amortized	Holding		Estimated
	Cost	Gains	Losses	Fair Value

Predecessor:
December 31, 2004
Certificates of deposit	$2,400	—	—	2,400
U.S. governmental securities	2,919	11	—	2,930

Total	$5,319	11	—	5,330

December 31, 2005
Certificates of deposit	$2,563	—	—	2,563
U.S. governmental securities	3,089		(55)	3,034

Total	$5,652		(55)	5,597

The unrealized losses on investments in government securities were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(7)	Related Party Transactions

Renaissance Physician Organization (RPO) is a Texas non-profit corporation the members of which are GulfQuest L.P., one of the Company’s wholly owned HMO management subsidiaries, and 13 affiliated independent physician associations, comprised of over 1,000 physicians, providing medical services primarily in and around counties surrounding and including the Houston, Texas metropolitan area. Texas HealthSpring, LLC, has contracted with RPO to provide professional medical and covered medical services and procedures to members of one of the Company’s Medicare Advantage plans. Pursuant to that agreement, RPO shares risk relating to the provision of such services, both upside and downside, with the Company on a 50%/50% allocation. Another agreement the Company has with RPO delegates responsibility to GulfQuest L.P. for medical management,

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

claims processing, provider relations, credentialing, finance, and reporting services for RPO’s Medicare and commercial members. Pursuant to that agreement, GulfQuest L.P. receives a management fee, calculated as a percentage of Medicare premiums, plus a dollar amount per member per month for RPO’s commercial members, plus 25% of the profits from RPO’s operations. Both agreements have a ten year term that expires on December 31, 2014 and automatically renews for additional one to three year terms thereafter, unless notice of non-renewal is given by either party at least 180 days prior to the end of the then-current term. The agreements also contain certain restrictions on the Company’s ability to enter into agreements with delegated physician networks in certain counties where RPO provides services. Likewise, RPO is subject to restrictions regarding providing coverage to plans competitive with Texas HealthSpring, LLC’s Medicare Advantage plan.

For the year ended December 31, 2004, the two months ended February 28, 2005 and the ten months ended December 31, 2005, RPO paid GulfQuest L.P. management and other fees of approximately $10,412, $2,060, and $11,359, respectively. In addition, Texas HealthSpring, LLC paid RPO approximately $53,846, $11,398, and $67,172 for the year ended December 31, 2004, the two months ended February 28, 2005 and the ten months ended December 31, 2005, respectively, to provide medical services to its members.

The Company provides management services to its subsidiaries. For providing management services, the Company is paid a monthly management fee which is calculated based on each HMO’s total membership enrollment. Prior to consolidating HealthSpring Management, Inc. (HSMI), the Predecessor recorded management fee revenue of $153 for the three months ended March 31, 2003. See Note 9. The Predecessor had a note payable to a minority investor in HSMI that had a balance of $5,475 as of December 31, 2004. In connection with certain agreements made by RPO and its related physician groups as a condition to the recapitalization, the Predecessor and RPO agreed to the issuance to RPO of approximately 1% of the common equity in the Company following the recapitalization. It was understood and agreed that this equity would be issued based on RPO achieving certain performance goals over the five year period following the recapitalization. In February 2006, the Company and RPO negotiated a settlement of the obligation by a cash payment to RPO which would eliminate the future performance requirements. See Note 23. The Company accrued an additional transaction expense of $4.0 million in the ten month period ended December 31, 2005 relating to this commitment.

Under a professional services agreement, dated March 1, 2005, between the Company and GTCR, the Company engaged GTCR as a financial and management consultant. Two of the Company’s directors are principals of GTCR. During the term of its engagement, GTCR agreed to consult on business and financial matters, including corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies, and debt and equity financings for an annual management fee of $500, payable in equal monthly installments, and reimbursement for certain related expenses. GTCR was paid approximately $375 under this agreement through December 31, 2005. Additionally, GTCR was paid a placement fee of approximately $1,341 under the professional services agreement in connection with the sale of the Company’s securities in the recapitalization. The placement fee was included in capitalized transaction expenses in connection with the recapitalization. The professional services agreement was terminated in connection with the IPO in February 2006.

(8)  Lease Obligations

The Company leases certain facilities and equipment under noncancelable operating lease arrangements with varying terms. The facility leases generally contain renewal options of five years.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

For the years ended December 31, 2003 and 2004, the two months ended February 28, 2005, and the ten months ended December 31, 2005, the Company recorded lease expense of $3,188, $2,746, $501, and $3,274, respectively.

Future payments under these lease obligations as of December 31, 2005 were as follows:

2006	$4,576
2007	4,061
2008	2,306
2009	2,294
2010	2,061

$15,298

(9)  Consolidation of HSMI

Through March 31, 2003, the Predecessor owned 50% of HSMI and accounted for it under the equity method. On April 1, 2003, the Predecessor exercised its option agreements to acquire an additional 33% interest in HSMI for $620. As a result of this transaction, the value of the HSMI net assets acquired exceeded the purchase price by $4,641, which represented negative goodwill. The amount of negative goodwill was allocated as a reduction to property and equipment and certain other long-term assets acquired. As a result of the acquisition, NewQuest, LLC held 83% of the ownership in HSMI and consolidated the assets and liabilities of HSMI as of April 1, 2003 and the results of its operations for the period from April 1, 2003 through December 31, 2003. Also, on December 19, 2003, HSMI redeemed approximately 1.5% of its outstanding ownership interest for $1,133, which brought the Predecessor’s ownership to 85% of HSMI.

The following table summarizes the value of HSMI’s assets and liabilities consolidated by the Predecessor on April 1, 2003.

Cash	$38,592
Other Current assets	10,734
Property and equipment	373
Other assets	4,139

Total assets consolidated	53,838
Current liabilities	37,270
Long-term debt	1,759

Total liabilities consolidated	39,029

Net assets consolidated	$14,809

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

The condensed results of operations of HSMI for the period from January 1, 2003 through March 31, 2003 are summarized as follows (unaudited):

Revenue:
Premium
Medicare premiums	$58,794
Commercial premiums	20,187

Total premiums	78,981
Fee revenue	(52)
Investment income	136

Total revenue	79,065
Expenses:
Medical expense:
Medicare expense	51,385
Commercial expense	15,772

Total medical expense	67,157
Selling, general and administrative	7,507
Depreciation and amortization	412

Total expenses	75,076

Net income	$3,989

(10)  Acquisitions

On September 1, 2003, the Predecessor acquired 100% of the outstanding shares of Signature Health Alliance, a preferred provider organization, for the purchase price of $1,802. The Predecessor recorded $761 of goodwill as a result of this acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at September 1, 2003:

Cash	$948
Other current assets	95
Property and equipment	103
Goodwill	761

Total assets acquired	1,907
Current liabilities	7
Deferred tax liabilities	98

Total liabilities assumed	105
Net assets acquired	$1,802

Also on September 1, 2003, the Predecessor acquired 100% of the outstanding shares of Community PPO, a preferred provider organization, for the purchase price of $643. The Predecessor recorded $170 of goodwill as a result of this acquisition.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

The following table summarizes the estimated fair value of the Community assets acquired and liabilities consolidated at September 1, 2003:

Cash	$396
Other current assets acquired	78
Goodwill	170

Total assets acquired	644
Current liabilities assumed	1

Net assets acquired	$643

(11)  Long-Term Debt

Long-term debt at December 31, 2004 and 2005 consisted of the following:

	Predecessor
	2004	2005

Senior secured term loan	—	$152,625
Senior subordinated notes	—	35,901
Unsecured notes payable	$5,475	—

Total	5,475	188,526
Less current portion of long-term debt	700	16,500

Long-term debt less current portion	$4,775	$172,026

In connection with the recapitalization, the Company entered into a senior credit facility and issued senior subordinated notes. The borrowings under the senior credit facility and proceeds from the issuance of the senior subordinated notes, net of $6.4 million of fees recorded as deferred financing costs, as well as proceeds from the issuance of the preferred and common stock were used to fund the cash payments to the members of the Predecessor in the recapitalization and for other related expenses and payments.

The senior credit facility provided for borrowings in an aggregate principal amount of up to $180.0 million, which included:

•	A senior secured term loan facility in an aggregate principal amount of up to $165.0 million, (the term loan facility), which had $152.6 million principal amount outstanding as of December 31, 2005, and which was repaid with proceeds from the IPO in February 2006 and terminated; and

•	A senior secured revolving credit facility in an aggregate principal amount of up to $15.0 million, none of which had been drawn as of December 31, 2005.

Following the initial public offering, the senior secured revolving credit facility remains in effect, under which the Company may borrow up to $15.0 million aggregate principal amount, which amount may be increased by up to $25.0 million, subject to certain conditions, through March 1, 2010. The obligation under the senior credit facility is guaranteed by the Company and all of its non-HMO subsidiaries and is secured by substantially all of the Company’s assets.

Amounts borrowed by the Company under the term loan facility bore interest at floating rates, which could be either a base rate, or, at the Company’s option, a LIBOR rate plus, in each case, an applicable margin. On July 1, 2005, the Company elected the base rate option and amounts borrowed under the term loan facility bore interest at an annual rate of 6.66% for the period through

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

December 31, 2005 and 7.53% from January 1, 2006 until it was repaid in February 2006. As required by the term loan facility, the Company entered into an interest rate swap agreement in July 2005, pursuant to which $25.0 million of the principal amount outstanding under the term loan facility would bear interest at a fixed annual rate of 4.25% plus the then applicable margin (3.00%) for the period from January 1, 2006 to June 30, 2006. The swap does not qualify for hedge accounting and accordingly, the Company recorded the change in its fair market value as a component of earnings. At December 31, 2005, the swap had a fair market value of $51. This swap was settled in connection with the IPO and the Company received a “breakage” payment of $54 in February 2006.

The senior credit facility contains various financial covenants, including covenants with respect to leverage ratio, interest and fixed charge coverage ratio, and capital expenditures, as well as restrictions on undertaking specified corporate actions including, among others, asset dispositions, acquisitions, payment of dividends, changes in control, incurrence of additional indebtedness, creation of liens, and transactions with affiliates. The Company was in compliance with these financial and restrictive covenants as of December 31, 2005.

The senior subordinated notes, issued by the Company, bore interest at an annual rate of 15%, 12% of which was payable quarterly in cash and 3% of which accrued quarterly and was added to the outstanding principal amount. Approximately $35.9 million aggregate principle amount and $368 of accrued and unpaid interest was outstanding at December 31, 2005. These amounts, together with a prepayment premium of approximately $1.1 million were repaid with proceeds from the initial public offering. The notes were guaranteed by the Company and its non-HMO subsidiaries on a basis subordinated to the senior credit facility. The agreements governing the notes contained financial and restrictive covenants substantially similar to those of the senior credit facility.

At December 31, 2004, the Predecessor had an unsecured note payable to the minority investor in HSMI totaling $5,475 bearing interest at 2.2% plus 30 day LIBOR (or an aggregate interest rate of 4.04% at December 31, 2004), payable monthly with principal, through July 1, 2007. This note along with all accrued interest was repaid in conjunction with the recapitalization.

Future payments on the debt as of December 31, 2005 were as follows:

2006	$16,500
2007	16,500
2008	16,500
2009	16,500
2010	16,500
Thereafter	106,026

Total debt	188,526
Less current portion	16,500

Long-term debt, less current portion	$172,026

(12)	Medical Claims Liability

Medical claims liability represents the liability for services that have been performed by providers for the Company’s Medicare Advantage and commercial HMO members. The liability includes medical claims reported to the plans as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans, or IBNR. The IBNR component is based on our historical claims data, current enrollment, health service utilization statistics, and other related information.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

The following table presents the components of the medical claims liability as of the dates indicated:

	December 31,
	2004	2005
	(In thousands)

Incurred but not reported (IBNR)	$50,432	$74,393
Reported claims	2,755	8,252

Total medical claims liability	$53,187	$82,645

The Company develops its estimate for IBNR by using standard actuarial developmental methodologies, including the completion factor method. This method estimates liabilities for claims based upon the historical lag between the month when services are rendered and the month claims are paid and takes into consideration factors such as expected medical cost inflation, seasonality patterns, product mix, and membership changes. The completion factor is a measure of how complete the claims paid to date are relative to the estimate of the total claims for services rendered for a given reporting period. Although the completion factors are generally reliable for older service periods, they are more volatile, and hence less reliable, for more recent periods given that the typical billing lag for services can range from a week to as much as 90 days from the date of service. As a result, for the most recent two to four months, the estimate for incurred claims is developed from a trend factor analysis based on per member per month claims trends experienced in the preceding months. The liability includes estimates of premium deficiencies. At December 31, 2004 and 2005, the Company had estimated premium deficiency liabilities of approximately $1,129 and $1,460, respectively.

Each period, the Company re-examines the previously established medical claims liability estimates based on actual claim submissions and other relevant changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, the Company increases or decreases the amount of the estimates, and includes the changes in medical expenses in the period in which the change is identified. In every reporting period, the Company’s operating results include the effects of more completely developed medical claims liability estimates associated with prior periods.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

The following table provides a reconciliation of changes in the medical claims liability for the Predecessor for the years ended 2003 and 2004 and the two-month period ended February 28, 2005 and of the Company for the ten-month period ended December 31, 2005:

	Predecessor
	Year Ended	Year Ended	Two Month Period	Ten Month Period
	December 31,	December 31,	Ended February 28,	Ended December 31,
	2003	2004	2005	2005
	(In thousands)

Balance at beginning of period	$7,661	$47,729	$53,187	$—
Purchase of NewQuest, LLC	—	—	—	59,016
Consolidation of HSMI	32,367	—	—	—
Incurred related to:
Current period	295,864	467,289	97,843	576,180
Prior period	(4,332)	(3,914)	(7,000)	(6,844)

Total incurred	291,532	463,375	90,843	569,336

Paid related to:
Current period	253,682	415,136	44,397	493,902
Prior period	30,149	42,781	40,617	51,806

Total paid	283,831	457,917	85,014	545,708

Balance at the end of the period	$47,729	$53,187	$59,016	$82,645

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

(13)	Income Taxes

Income tax expense (benefit) attributable to income before income taxes consist of:

	Current	Deferred	Total

Predecessor:
Year ended December 31, 2003:
U.S. Federal	$4,716	(1,011)	$3,811
State and local	1,480	232	1,606

	$6,196	(779)	$5,417

Year ended December 31, 2004:
U.S. Federal	$5,390	2,225	7,615
State and local	1,640	(62)	1,578

	$7,030	2,163	$9,193

Two-month period ended February 28, 2005:
U.S. Federal	$2,108	122	2,230
State and local	427	(29)	398

	$2,535	93	$2,628

Company:
Ten-month period ended December 31, 2005:
U.S. Federal	$17,396	(1,127)	16,269
State and local	808	67	875

	$18,204	(1,060)	$17,144

Income tax expense attributable to income before income taxes differs from the amounts computed by applying the applicable U.S. Federal income tax rate of 35% as follows:

	Predecessor
			Two month	Ten month
	Year Ended		period ended	period ended
	December 31,		February 28	December 31
	2003	2004	2005	2005

U.S. Federal statutory rate on income before income taxes	$8,566	$11,729	$1,867	$15,293
Income not subject to federal income tax due to partnership status	(4,928)	(4,316)	423	—
State income taxes, net of Federal tax effect	1,044	1,026	259	569
Other	735	754	79	1,282

Income tax expense	$5,417	$9,193	$2,628	$17,144

During the period from March 1, 2005 to December 31, 2005, we recorded deferred tax liabilities of approximately $25,064 related to the net assets acquired in the recapitalization of the Company. This resulted in a corresponding increase in goodwill. Additionally, an income tax benefit of $295 was recorded related to the change in tax status of the Company and certain of its subsidiaries.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2004 and 2005 are presented below.

	Predecessor
	2004	2005

Deferred tax assets:
Medical claims liabilities, principally due to medical loss reserves discounted for tax purposes	$823	$1,098
Amortization	238	—
Property and equipment	1,583	1,809
Accrued compensation	28	3,031
Lease agreements	30	123
Allowance for doubtful accounts	33	137
Alternative minimum tax credit	396	—
Federal net operating loss carryover	2,137	2,872
State net operating loss carryover	216	260
Unearned revenue due to differences in timing of recognition for income tax purposes	41	26
Other liabilities and accruals	125	703

Total gross deferred tax assets	5,650	10,059
Less valuation allowance	(1,811)	(734)

Deferred tax assets	3,839	9,325
Deferred tax liabilities:
Income from subsidiary	(116)	—
Amortization	—	(32,494)
Prepaid contract cost	(536)	(835)

Net deferred tax (liabilities) / assets	$3,187	$(24,004)

Deferred income taxes were allocated on the balance sheet at December 31, 2004 and 2005 as follows:

	Predecessor
	2004	2005

Current assets	$868	$5,778
Long-term assets	2,319	—

Total deferred tax assets	3,187	5,778
Long-term liabilities	—	29,782

Total deferred tax (liabilities) assets	$3,187	$(24,004)

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible,

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

management does not believe that it is more likely than not the Company will realize the benefits of all these deductible differences. As of December 31, 2004 and 2005, the Company carried a valuation allowance against deferred tax assets of $1,811 and $734, respectively. This amount relates principally to the deferred tax assets at the Alabama HMO and HSMI. The changes in the valuation allowance during 2004 and 2005 were ($917) and ($1,077), respectively, which relates primarily to changes in the expected utilization of net operating loss carryforwards.

(14)  Retirement Plan

Until December 2003, certain subsidiaries of the Predecessor maintained defined contribution plans for all eligible employees. Contributions were discretionary and were allocated based upon a fixed percentage of annual compensation plus a fixed percentage of voluntary employee contributions. Employees were eligible to contribute immediately and were eligible for employer contributions after six months of service. During December 2003, these plans were combined to form the NewQuest 401K plan. In total, the Company contributed approximately $456, $961, $111, and $898 to the defined contribution plans during the years ended December 31, 2003 and 2004, the two-months ended February 28, 2005, and the ten-months ended December 31, 2005, respectively. Employees are always 100% vested in their contributions and vest in employer contributions at a rate of 50% after each year of the first two years of service.

(15)  Statutory Capital Requirements

The HMOs are required to maintain satisfactory minimum net worth requirements established by their respective state departments of insurance. At December 31, 2005, the statutory minimum net worth requirements and actual net worth were $8,055 and $16,204 for the Tennessee HMO; $1,112 and $2,918 for the Alabama HMO; and $4,871 and $40,450 for Texas HMO, respectively. Each of these subsidiaries were in compliance with applicable statutory requirements as of December 31, 2005. The HMOs are restricted from making dividend payments to the Company without appropriate regulatory notifications and approvals or to the extent such dividends would put them out of compliance with statutory capital requirements. At December 31, 2005, $148.2 million of the Company’s $161.7 million of cash, cash equivalents, investment securities and restricted investments were held by the Company’s HMO subsidiaries and subject to these dividend restrictions.

(16)  Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in routine legal matters and other claims incidental to its business, including employment-related claims, claims relating to our relationships with providers and members, and claims relating to marketing practices of sales agents that are employed by, or independent contractors to, the Company. When it appears probable in management’s judgment that the Company will incur monetary damages or other costs in connection with any claims or proceedings, and such costs can be reasonably estimated, liabilities are recorded in the financial statements and charges are recorded against earnings. Although there can be no assurances, the Company does not believe that the resolution of such routine matters and other incidental claims, taking into account accruals and insurance, will have a material adverse effect on the Company’s consolidated financial position or results of operations.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

Reinsurance Arrangements

Alabama

The Company’s Alabama HMO has a reinsurance agreement with Munich American Reassurance Company which is administered by Reinsurance Managers & Underwriters. HMO-related services are reinsured to $2,000 per member per year in excess of maximum loss retention of $175 for hospital services per commercial member per year. The maximum lifetime reinsurance indemnification for each member is $5,000. HealthSpring of Alabama paid reinsurance premiums of approximately $459 and $416 for the years ended December 31, 2003 and 2004, respectively, $52 for the two-month period ended February 28, 2005 and $242 for the ten-month period ended December 31, 2005. Reinsurance recoveries were approximately and $83 and $490 for the years ended December 31, 2003 and 2004, and $4 for the ten-month period ended December 31, 2005, respectively.

Tennessee

The Company’s Tennessee HMO has a reinsurance agreement with Companion Life which is administered by Reinsurance Managers & Underwriters. HMO related services are reinsured to $2,000 per member per year in excess of maximum loss retention of $200 for hospital services per commercial member per year. The maximum lifetime reinsurance indemnification for each member is $5,000. HealthSpring of Tennessee paid reinsurance premiums of approximately $459 and $416 for the years ended December 31, 2003 and 2004, $80 for the two-month period ended February 28, 2005 and $487 for the ten-month period ended December 31, 2005, respectively. Reinsurance recoveries were approximately $781 and $1,065 for the years ended December 31, 2003 and 2004, and $133 for the ten-month period ended December 31, 2005, respectively.

(17)  Concentrations of Business and Credit Risks

The Company’s primary lines of business, operating health maintenance organizations and managing independent physician associations, are significantly impacted by health care cost trends.

The health care industry is impacted by health trends as well as being significantly impacted by government regulations. Changes in government regulations may significantly affect management’s medical claims estimates and the Company’s performance.

Most of the Company’s customers are located in Tennessee, Texas, Alabama, and Illinois. Concentrations of credit risk with respect to commercial premiums receivable are limited as a result of the large number of customers. Approximately 74.7% and 84.7% of premium revenue was received from CMS in 2004 and 2005, respectively.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investments in investment securities and receivables generated in the ordinary course of business. Investments in investment securities are managed by professional investment managers within guidelines established by the Company that, as a matter of policy, limit the amounts that may be invested in any one issuer. Receivables include premium receivables from individual and commercial customers, rebate receivables from pharmaceutical manufacturers, receivables related to prepayment of claims on behalf of customers under the Medicare program and receivables owed to the Company from providers under risk-sharing arrangements. The Company had no significant concentrations of credit risk at December 31, 2005.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

(18)  Fair Value of Financial Instruments

The Company’s consolidated balance sheets include the following financial instruments: cash and cash equivalents, accounts receivable, investment securities, restricted investments, accounts payable, medical claims liabilities, and long-term debt. The carrying amounts of accounts receivable, accounts payable and medical claims liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The fair value of the investment securities and restricted investments are presented at notes 3 and 6. The carrying value of the long-term debt is estimated by management to approximate fair value based upon the term and nature of the obligations.

(19)  Phantom Membership Agreements

The Predecessor entered into Phantom Membership Agreements in 2003 for the benefit of certain officers and senior executives of the Predecessor. Pursuant to the Phantom Membership Agreements (Agreement) executed with each participant, the officers and senior executives would generally only receive a benefit, which benefit was required to be settled by the Predecessor in cash, if the Predecessor had a change of control as defined in the Agreement or upon an initial public offering of the Predecessor. On November 10, 2004, the Predecessor entered into the recapitalization agreement with HealthSpring, Inc., see Note 2. In connection with the recapitalization, the parties to the Agreements agreed to convert their phantom membership units (and forfeit their cash-based right in the event of a change of control) into actual membership units of the Predecessor as of December 31, 2004. Accordingly, the Predecessor recognized $24,200 of compensation expense related to the conversion of the phantom shares into the Predecessor Series D membership units and the subsequent cancellation of the Agreements. The conversion ratio and related compensation expense was determined based on the proposed per unit value of the recapitalization transaction.

As part of the cancellation of the Agreements, NewQuest loaned the phantom members, which included a number of officers and directors or the equivalent, an amount of money sufficient to pay the tax liability incurred as a result of the conversion. Each phantom member signed a promissory note in the amount of the tax liability (and related interest thereon) to be paid by the Predecessor on their behalf. These loans totaled $8,900, and were subject to repayment as of the closing of the recapitalization transaction, which occurred on March 1, 2005. Each of the loans has been repaid in full subsequent to the transaction closing.

(20)	Preferred Stock

In conjunction with the recapitalization, the Company sold 227,200 shares of preferred stock to GTCR, members of the Predecessor, and certain other new investors. The holders of the preferred stock were entitled to an 8% cumulative dividend per year, which accrued on a daily basis and accumulated quarterly commencing on March 31, 2005 on the sum of $1 per share plus all accumulated and unpaid dividends. The dividends were to be paid when declared by the board of directors, provided that these dividends accrue whether or not they have been declared. As of December 31, 2005, accrued but unpaid dividends totaled $15,607. The preferred stock and accrued but unpaid dividends thereon were converted into 12,522,905 shares of the Company’s common stock on February 8, 2006 in conjunction with the initial public offering, see Note 23.

(21)	Restricted Stock and Stock Options

As of December 31, 2005, the Company had sold (net of repurchases) 1,638,750 shares of restricted common stock to certain employees at a price of $0.20 per share, the same price at which

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

the GTCR Funds, an unrelated party at the time, purchased 17,500,000 shares of the Company’s common stock in connection with the recapitalization. Each employee’s shares of restricted common stock are subject to the terms and conditions of a restricted stock purchase agreement. The restrictions on these shares lapse based on time and in the event of certain changes in control. All the outstanding shares of restricted stock have the same voting and dividend rights as the other holders of common stock. Pursuant to the restricted stock purchase agreements, the Company has the right to purchase all or any portion of an employee’s restricted stock if his or her employment is terminated. The purchase price for securities purchased pursuant to this repurchase option will be:

•	in the case of shares where the restrictions have not lapsed, the lesser of the original cost and the fair market value of such shares; and

•	in the case of shares where the restrictions have lapsed, the fair market value of such shares; provided that, if employment is terminated with cause, then the purchase price shall be the lesser of the original cost and the fair market value of such shares.

Based on a valuation completed shortly after the recapitalization, the Company determined that the fair market value of the common stock on the dates of purchase of the restricted stock was $1.58 per share. The difference between the $0.20 per share purchase price and the $1.58 per share fair market value totaled $2,261 and was recorded as unearned compensation as a component of stockholders equity. The unearned compensation is amortized as compensation expense over a period of four to five years (the period over which the restrictions lapse), as applicable. The Company recognized $377 of compensation expense associated with the restricted stock agreements, included in selling, general, and administrative expense, for the ten months ended December 31, 2005.

The Company adopted the 2005 Stock Option Plan on March 1, 2005. Nonqualified stock options to purchase an aggregate of 195,000 shares of common stock at an exercise price of $2.50 per share were outstanding under the 2005 Stock Option Plan at December 31, 2005. These options vest and become exercisable generally over a five-year period. In the event of a change in control of the Company, all options shall immediately vest and become exercisable in full. None of the options were vested at December 31, 2005. No additional options may be granted under the 2005 Stock Option Plan. See Note 23 regarding the Company’s 2006 Equity Incentive Plan.

(22)	Quarterly Financial Information (unaudited)

Selected unaudited quarterly financial data in 2004 and 2005 are as follows:

	Predecessor
	For the Three Month Period Ended
			September 30,	December 31,
	March 31, 2004	June 30, 2004	2004	2004

Total revenues	$138,609	$147,990	$153,587	$159,229
Income before income taxes	16,237	14,347	14,165	(11,239)
Net income	13,673	12,075	11,925	(13,356)
Income per unit — basic	$2.99	$2.64	$2.60	$(2.92)
Income per unit — diluted	$2.99	$2.64	$2.60	$(2.92)

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

	Predecessor	HealthSpring, Inc.
	For the Two Month	For the One Month	For the Three Month Period Ended
	Period Ended	Period Ended		September 30,	December 31,
	February 28, 2005	March 31, 2005	June 30, 2005	2005	2005

Total revenues	$119,390	$61,947	$196,243	$233,121	$246,062
Income before income taxes	5,334	482	15,581	14,638	12,993
Net income available to common stockholders	2,706	(635)	4,325	4,113	3,140
Income per share — basic	—	$(0.02)	$0.13	$0.13	$0.10
Income per share — diluted	—	$(0.02)	$0.13	$0.13	$0.10
Income per unit — basic	$0.55	—	—	—	—
Income per unit — diluted	$0.55	—	—	—	—

(23)	Subsequent Events (unaudited)

Initial Public Offering

On February 8, 2006, the Company completed an initial public offering of its common stock. In connection with the initial public offering, the Company sold 10,600,000 shares of common stock at a price of $19.50 per share. Net proceeds to the Company were $188.8 million, following payment of $17.9 million of offering expenses and underwriting commissions. Additionally, the Company issued 12,552,905 shares of common stock in exchange for all of the outstanding preferred stock, including cumulative dividends. From the proceeds of the offering and available cash, the Company repaid all of its long-term debt and accrued interest, including a $1.1 million prepayment penalty, totaling $189.9 million.

The Company also issued 2,040,194 shares of common stock in exchange for all the minority interest in the membership units of its Texas HMO subsidiary. The total value of the purchase of the minority interest was approximately $39.8 million, which resulted in additional goodwill of approximately $27.9 million.

2006 Equity Incentive Plan

The Company adopted the 2006 Equity Incentive Plan effective as of February 2, 2006. A total of 6,250,000 shares of common stock are available for issuance under the 2006 Equity Incentive Plan. Nonqualified stock options to purchase an aggregate of (i) 2,065,500 shares of common stock at an exercise price of $19.50 per share were issued in connection with the IPO and (ii) 101,500 shares of common stock at an exercise price of $22.15 per share were issued in March 2006. These options vest and become exercisable based on time, generally over a four-year period.

Also, in connection with the IPO, the Company issued 2,500 restricted shares to each of its five non-employee directors, or an aggregate of 12,500 restricted shares. These restricted shares vest on the first anniversary of their grant date.

HEALTHSPRING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except unit and share data)

Related Party Transactions

In connection with certain agreements made by Renaissance Physicians Organization (RPO) and its related physician groups as a condition to the recapitalization, the Company and RPO agreed to the issuance to RPO of approximately 1% of the common equity in the Company following the recapitalization. It was understood and agreed that this equity would be issued based on RPO achieving certain performance goals over the five year period following the recapitalization. In February 2006, the Company settled this commitment by a cash payment of $4.0 million, all of which had been accrued during the year ended December 31, 2005.

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

9,000,000 Shares
HealthSpring, Inc.
Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses (other than underwriting discounts and commissions) payable by us in connection with the sale of the shares of common stock being offered in this Registration Statement. All amounts are estimates except for the SEC filing fee and the NASD filing fee.

Amount to
be Paid

SEC filing fee	$22,161
NASD filing fee	21,211
Printing expenses	250,000
Legal fees and expenses	250,000
Accounting fees and expenses	80,000
Miscellaneous expenses	126,628

Total	$750,000

* To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	any act related to unlawful stock repurchases, redemptions or other distribution or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation requires us to indemnify our directors and executive officers to the fullest extent not prohibited by Delaware law. We may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our Board of Directors.

We have entered into indemnity agreements with each of our current directors and our executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but are not required to do so.

We maintain directors’ and officers’ insurance and company reimbursement policy. The policy insures our directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified our directors and officers. The policy contains various exclusions, none of which apply to this offering.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere in this prospectus:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation	3.1
Purchase and Exchange Agreement	10.1
Form of Indemnification Agreement	10.16

Item 15.	Recent Sales of Unregistered Securities

Since the inception of HealthSpring, Inc., the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering, or under Rule 701 under the Securities Act. All of the below-referenced securities are deemed “restricted securities” for the purposes of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities.

(1)	On March 1, 2005, in connection with the recapitalization, the Registrant sold and issued an aggregate of (a) 30,445,218 shares of its common stock, par value $.01 per share, to the GTCR Funds, existing members of our predecessor and certain other investors at a purchase price of $0.20 per share and for an aggregate purchase price of $6,089,043; and (b) 227,154 shares of its preferred stock, par value $.01 per share, to the GTCR Funds, existing members of our predecessor and certain other investors at a purchase price of $1,000 per share and for an aggregate purchase price of $227,154,000. The Registrant also issued 1,286,250 shares of restricted common stock on March 1, 2005 to certain of its employees pursuant to restricted stock purchase agreements at a purchase price of $0.20 per share and an aggregate purchase price of $257,250.

(2)	On April 18, 2005, the Registrant issued an aggregate of 520,000 shares of its common stock to two employees pursuant to restricted stock purchase agreements at a purchase price of $0.20 per share and an aggregate purchase price of $104,000.

(3)	On April 30, 2005, the Registrant issued an aggregate of 32,500 shares of its common stock to two employees pursuant to restricted stock purchase agreements at a purchase price of $0.20 per share and an aggregate purchase price of $6,500.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Number	Description

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of HealthSpring, Inc.(2)
3.2	Second Amended and Restated Bylaws of HealthSpring, Inc.(2)
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2	Specimen of Common Stock Certificate(2)
4.3	Registration Agreement, dated as of March 1, 2005, by and among HealthSpring, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules thereto or on the signature pages or joinders to the Registration Rights Agreement(2)
4.4	Amended and Restated Stockholders Agreement, to be entered into by and among HealthSpring, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules thereto or on the signature pages or joinders to the Stockholders Agreement(2)
5.1	Opinion of Bass, Berry & Sims PLC(1)
10.1	Purchase and Exchange Agreement, dated as of November 10, 2004, by and among NewQuest, LLC, HealthSpring, Inc., NewQuest, Inc., the stockholders representative and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules or signature pages thereto, as amended(2)
10.2	Stock Purchase Agreement, dated as of March 1, 2005, among GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders thereto(2)
10.3	Form of HealthSpring, Inc. Amended and Restated Restricted Stock Purchase Agreement(2)(3)
10.4	HealthSpring, Inc. 2005 Stock Option Plan(2)(3)
10.5	Form of Non-Qualified Stock Option Agreement (Option Plan)(2)(3)
10.6	HealthSpring, Inc. 2006 Equity Incentive Plan(2)(3)
10.7	Form of Non-Qualified Stock Option Agreement (Equity Incentive Plan)(2)(3)
10.8	Form of Incentive Stock Option Agreement (Equity Incentive Plan)(2)(3)
10.9	Form of Restricted Stock Award Agreement (Employees and Officers) (Equity Incentive Plan)(2)(3)
10.10	Form of Restricted Stock Award Agreement (Directors) (Equity Incentive Plan)(2)(3)
10.11	Amended and Restated Employment Agreement between Registrant and Herbert A. Fritch(2)(3)
10.12	Amended and Restated Employment Agreement between Registrant and Jeffrey L. Rothenberger(2)(3)
10.13	Amended and Restated Employment Agreement between Registrant and J. Murray Blackshear(2)(3)
10.14	Amended and Restated Employment Agreement between Registrant and Kevin M. McNamara(2)(3)
10.15	Employment Agreement between Registrant and Craig S. Schub(3)(4)
10.16	Form of Indemnification Agreement(2)
10.17	Contract H4454 between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc.(2)
10.18	Contract H4513 between Centers for Medicare & Medicaid Services and Texas HealthSpring I, LLC(2)
10.19	Contract H0150 between Centers for Medicare & Medicaid Services and HealthSpring of Alabama, Inc.(2)
10.20	Contract H1415 between Centers for Medicare & Medicaid Services and HealthSpring of Illinois(2)
10.21	Contract H4407 between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc. (d/b/a HealthSpring of Mississippi)(2)
10.22	Amended and Restated IPA Services Agreement dated March 1, 2003 by and between Texas HealthSpring, LLC and Renaissance Physician Organization, as amended(2)
10.23	Full-Service Management Agreement dated April 16, 2001 by and between GulfQuest, L.P. and Renaissance Physician Organization, as amended(2)
10.24	Agreement dated May 28,1993 between Baptist Hospital, Inc. and DST Health Solutions, Inc. (f/k/a CSC Healthcare Systems, Inc.), as amended(2)
10.25	Master Service Agreement dated June 13, 2003 between OAO HealthCare Solutions, Inc. and TexQuest, LLC, on behalf of GulfQuest, L.P.(2)
10.26	Credit Agreement dated as of April 21, 2006 among HealthSpring, Inc., as borrower, certain of HealthSpring, Inc.’s non-HMO subsidiaries as guarantors, the lenders party thereto, and UBS Securities LLC and Citigroup Global Markets, Inc. as joint lead arrangers and joint bookrunners, UBS AG, Stamford Branch, as administrative agent and collateral agent, and certain other agents(5)

Number	Description

10.27	Stand-Alone PDP Contract between Centers for Medicare & Medicaid Services and HealthSpring, Inc. and HealthSpring of Alabama, Inc.(6)
10.28	Stand-Alone PDP Contract between Centers for Medicare & Medicaid Services and Texas HealthSpring I, LLC(6)
10.29	Stand-Alone PDP Contract between Centers for Medicare & Medicaid Services and HealthSpring of Mississippi(6)
10.30	Stand-Alone PDP Contract between Centers for Medicare & Medicaid Services and HealthSpring of Illinois(6)
10.31	Executive and Director Compensation Summary(3)
10.32	Stock Purchase Agreement, dated as of May 30, 2006, by and among NewQuest, LLC, Dr. Walter and Lalita Janke and America’s Health Choice Medical Plans, Inc.(7)
10.33	Management Agreement dated May 30, 2006 by and between NewQuest Management of Florida, LLC and America’s Health Choice Medical Plans, Inc.(7)
21.1	Subsidiaries of the Registrant(1)
23.1	Consent of KPMG LLP
23.2	Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1)
24.1	Power of attorney(1)

(1)	Previously filed.

(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (file No. 333-128939), filed on October 11, 2005, as amended.

(3)	Indicates management contract or compensatory plan, contract, or arrangement.

(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on May 31, 2006.

(5)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on April 27, 2006.

(6)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

(7)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on May 30, 2006.

(b)	Financial Statement Schedules

  The following financial statement schedule is filed as part of this registration statement.

Schedule I — Condensed Financial Information of Registrant

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, HealthSpring, Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 26th day of September, 2006.

HEALTHSPRING, INC.

By:	/s/ J. Gentry Barden
J. Gentry Barden
Senior Vice President,
Corporate General Counsel
and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Herbert A. Fritch	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	September 26, 2006

* Kevin M. McNamara	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 26, 2006

* Bruce M. Fried	Director	September 26, 2006

* Robert Z. Hensley	Director	September 26, 2006

* Russell K. Mayerfeld	Director	September 26, 2006

* Joseph P. Nolan	Director	September 26, 2006

* Martin S. Rash	Director	September 26, 2006

* Daniel L. Timm	Director	September 26, 2006

* /s/ J. Gentry Barden J. Gentry Barden Attorney-in-fact

HEALTHSPRING, INC. AND SUBSIDIARIES

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS

December 31, 2004 and 2005

(in thousands)

	Predecessor
	2004	2005

Assets
Current assets:
Cash and cash equivalents	$10,827	$3,253
Accounts receivable	9,249	—
Prepaid expenses and other current assets	352	1,908

Total current assets	20,428	5,161
Investment in subsidiaries	43,957	263,418
Property and equipment, net	—	231
Goodwill and other intangible assets	3,291	668

Total assets	$67,676	$269,478

Liabilities and Stockholders’ and Members’ Equity
Current liabilities:
Due to related parties	$3,772	$4,989
Accounts payable and accrued expenses	4,511	3,336
Short-term notes payable	500	—

Total current liabilities	8,783	8,325
Notes payable	3,458	—
Deferred tax liabilities	—	609

Total liabilities	12,241	8,934

Stockholders’ and members’ equity:
Founders’ and membership units	31,787	—
Redeemable convertible preferred stock	—	2
Common stock	—	322
Additional paid in capital	—	251,202
Unearned compensation	—	(1,885)
Retained earnings	23,648	10,943
Treasury Stock	—	(40)

Total stockholders’ and members’ equity	55,435	260,544

Total liabilities and stockholders’ and members’ equity	$67,676	$269,478

See accompanying report of independent registered public accounting firm.

HEALTHSPRING, INC. AND SUBSIDIARIES

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF INCOME
(in thousands)

	Predecessor
			Two Months	Ten Months
			Ended	Ended
	Year Ended December 31,		February 28,	December 31,
	2003	2004	2005	2005

Revenue:
Management fees from affiliates	$2,683	$793	$122	$—
Investment income	8	48	16	—

Total revenue	2,691	841	138	—

Operating expenses:
Salaries and benefits	847	24,236	1,261	377
Administrative expenses	1,184	611	5,760	6,577
Interest expense	176	151	30	—

Total operating expenses	2,207	24,998	7,051	6,954

(Loss) income before equity in subsidiaries’ earnings and income taxes	484	(24,157)	(6,913)	(6,954)
Equity in subsidiaries’ earnings	18,662	48,286	9,623	31,070
Income before income taxes	19,146	24,129	2,710	24,116
Income tax benefit (expense)	(86)	188	(4)	2,434

Net income	19,060	24,317	2,706	26,550
Preferred dividends	—	—	—	15,607

Net income available to common stockholders and members	$19,060	$24,317	$2,706	$10,943

See accompanying report of independent registered public accounting firm.

HEALTHSPRING, INC. AND SUBSIDIARIES

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Predecessor
			Two Months	Ten Months
	Year Ended		Ended	Ended
	December 31,		February 28,	December 31,
	2003	2004	2005	2005
Cash flows from operating activities:
Net income	$19,060	$24,317	$2,706	$26,550
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	—	—	—	189
Compensation expense related to phantom stock plan cancellation	—	24,200	—	—
Equity in subsidiaries’ earnings	(18,662)	(48,286)	(9,623)	(31,070)
Amortization of unearned compensation	197	—	—	377
Increase (decrease) in cash equivalents due to change in:
Accounts receivable	—	(9,249)	(1)	—
Interest receivable	—	(9)	2	—
Prepaid expenses and other current assets	213	(480)	(178)	(1,908)
Due to related parties	1,677	4,575	(5,597)	89,459
Accounts payable, accrued expenses, and other current liabilities	(245)	3,853	8,335	3,336
Other long-term liabilities	—	—	—	609

Net cash provided by (used in) operating activities	2,240	(1,079)	(4,356)	87,542

Cash flows from investing activities:
Distributions received from subsidiaries	8,182	31,546	15,851	—
Purchase of property and equipment	—	—	—	(420)
Acquisitions, net of cash acquired	—	—	—	(219,958)

Net cash (used in) provided by investing activities	8,182	31,546	15,851	(220,378)

Cash flows from financing activities:
Payments on notes payable to members	(500)	(500)	(83)	(3,958)
Proceeds from issuance of common and preferred stock	—	—	—	140,087
Purchase of treasury stock	—	—	—	(40)
Distributions to members	(10,878)	(19,546)	—	—

Net cash provided by (used in) financing activities	(11,378)	(20,046)	(83)	136,089

Net increase (decrease) in cash and cash equivalents	(956)	10,421	11,412	3,253
Cash and cash equivalents at beginning of period	1,362	406	10,827	—

Cash and cash equivalents at end of period	$406	$10,827	$22,239	$3,253

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of HealthSpring, Inc.(2)
3.2	Second Amended and Restated Bylaws of HealthSpring, Inc.(2)
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2	Specimen of Common Stock Certificate(2)
4.3	Registration Agreement, dated as of March 1, 2005, by and among HealthSpring, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules thereto or on the signature pages or joinders to the Registration Rights Agreement(2)
4.4	Amended and Restated Stockholders Agreement, to be entered into by and among HealthSpring, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules thereto or on the signature pages or joinders to the Stockholders Agreement(2)
5.1	Opinion of Bass, Berry & Sims PLC(1)
10.1	Purchase and Exchange Agreement, dated as of November 10, 2004, by and among NewQuest, LLC, HealthSpring, Inc., NewQuest, Inc., the stockholders representative and each of the other stockholders of HealthSpring, Inc. whose names appear on the schedules or signature pages thereto, as amended(2)
10.2	Stock Purchase Agreement, dated as of March 1, 2005, among GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P., and each of the other stockholders thereto(2)
10.3	Form of HealthSpring, Inc. Amended and Restated Restricted Stock Purchase Agreement(2)(3)
10.4	HealthSpring, Inc. 2005 Stock Option Plan(2)(3)
10.5	Form of Non-Qualified Stock Option Agreement (Option Plan)(2)(3)
10.6	HealthSpring, Inc. 2006 Equity Incentive Plan(2)(3)
10.7	Form of Non-Qualified Stock Option Agreement (Equity Incentive Plan)(2)(3)
10.8	Form of Incentive Stock Option Agreement (Equity Incentive Plan)(2)(3)
10.9	Form of Restricted Stock Award Agreement (Employees and Officers) (Equity Incentive Plan)(2)(3)
10.10	Form of Restricted Stock Award Agreement (Directors) (Equity Incentive Plan)(2)(3)
10.11	Amended and Restated Employment Agreement between Registrant and Herbert A. Fritch(2)(3)
10.12	Amended and Restated Employment Agreement between Registrant and Jeffrey L. Rothenberger(2)(3)
10.13	Amended and Restated Employment Agreement between Registrant and J. Murray Blackshear(2)(3)
10.14	Amended and Restated Employment Agreement between Registrant and Kevin M. McNamara(2)(3)
10.15	Employment Agreement between Registrant and Craig S. Schub(3)(4)
10.16	Form of Indemnification Agreement(2)
10.17	Contract H4454 between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc.(2)
10.18	Contract H4513 between Centers for Medicare & Medicaid Services and Texas HealthSpring I, LLC(2)
10.19	Contract H0150 between Centers for Medicare & Medicaid Services and HealthSpring of Alabama, Inc.(2)
10.20	Contract H1415 between Centers for Medicare & Medicaid Services and HealthSpring of Illinois(2)
10.21	Contract H4407 between Centers for Medicare & Medicaid Services and HealthSpring of Tennessee, Inc. (d/b/a HealthSpring of Mississippi)(2)
10.22	Amended and Restated IPA Services Agreement dated March 1, 2003 by and between Texas HealthSpring, LLC and Renaissance Physician Organization, as amended(2)

Number	Description

10.23	Full-Service Management Agreement dated April 16, 2001 by and between GulfQuest, L.P. and Renaissance Physician Organization, as amended(2)
10.24	Agreement dated May 28,1993 between Baptist Hospital, Inc. and DST Health Solutions, Inc. (f/k/a CSC Healthcare Systems, Inc.), as amended(2)
10.25	Master Service Agreement dated June 13, 2003 between OAO HealthCare Solutions, Inc. and TexQuest, LLC, on behalf of GulfQuest, L.P.(2)
10.26	Credit Agreement dated as of April 21, 2006 among HealthSpring, Inc., as borrower, certain of HealthSpring, Inc.’s non-HMO subsidiaries as guarantors, the lenders party thereto, and UBS Securities LLC and Citigroup Global Markets, Inc. as joint lead arrangers and joint bookrunners, UBS AG, Stamford Branch, as administrative agent and collateral agent, and certain other agents(5)
10.27	Stand-Alone PDP Contract between Centers for Medicare & Medicaid Services and HealthSpring, Inc. and HealthSpring of Alabama, Inc.(6)
10.28	Stand-Alone PDP Contract between Centers for Medicare & Medicaid Services and Texas HealthSpring I, LLC(6)
10.29	Stand-Alone PDP Contract between Centers for Medicare & Medicaid Services and HealthSpring of Mississippi(6)
10.30	Stand-Alone PDP Contract between Centers for Medicare & Medicaid Services and HealthSpring of Illinois(6)
10.31	Executive and Director Compensation Summary(3)
10.32	Stock Purchase Agreement, dated as of May 30, 2006, by and among NewQuest, LLC, Dr. Walter and Lalita Janke and America’s Health Choice Medical Plans, Inc.(7)
10.33	Management Agreement dated May 30, 2006 by and between NewQuest Management of Florida, LLC and America’s Health Choice Medical Plans, Inc.(7)
21.1	Subsidiaries of the Registrant(1)
23.1	Consent of KPMG LLP
23.2	Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1)
24.1	Power of attorney(1)

(1)	Previously filed.

(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (file No. 333-128939), filed on October 11, 2005, as amended.

(3)	Indicates management contract or compensatory plan, contract, or arrangement.

(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on May 31, 2006.

(5)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on April 27, 2006.

(6)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

(7)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on May 30, 2006.